As filed with the Securities and Exchange Commission on October 1, 2003

File Nos. 333-46996

811-10157

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒

and/or

REGISTRATION STATEMENT

Under

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 9	☒

FRANKLIN GLOBAL TRUST

(Exact Name of Registrant as Specified in Charter)

ONE FRANKLIN PARKWAY,

SAN MATEO, CA 94403-1906

(Address of Principal Executive Offices) (Zip Code)

(650) 312-2000

Registrant’s Telephone Number, Including Area Code

MURRAY L. SIMPSON, ONE FRANKLIN PARKWAY,

SAN MATEO, CA 94403-1906

(Name and Address of Agent for Service of Process)

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box)

☐    immediately upon filing pursuant to paragraph (b)

☐    on (date) pursuant to paragraph (b)

☐    60 days after filing pursuant to paragraph (a)(1)

☒    on December 1, 2003 pursuant to paragraph (a)(1)

☐    75 days after filing pursuant to paragraph (a)(2)

☐    on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box

☐    This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

DECEMBER 1, 2003

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS CLASS A, B & C

FRANKLIN GLOBAL TRUST

Franklin Global Aggressive Growth Fund

Franklin Global Growth Fund

[Insert FRANKLIN® TEMPLETON® INVESTMENTS logo]

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Contents

THE FUNDS

[Begin callout]

Information about each Fund you should know before investing

[End callout]

Franklin Global Aggressive Growth Fund	3
Franklin Global Growth Fund	10
More Information on Investment Policies	16

Practices and Risks
Management	19
Distributions and Taxes	21

YOUR ACCOUNT

[Begin callout]
Information about sales charges, account transactions and services
[End callout]

Choosing a Share Class	23
Buying Shares	28
Investor Services	30
Selling Shares	32
Account Policies	35
Questions	38

FOR MORE INFORMATION

[Begin callout]
Where to learn more about each Fund
[End callout]

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Back Cover

Franklin Global Aggressive Growth Fund

GOAL AND STRATEGIES

GOAL The Fund’s investment goal is long-term capital appreciation.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund invests primarily in equity securities of companies located throughout the world that demonstrate accelerating growth, increasing profitability, or above-average growth or growth potential. The manager focuses on companies believed to be poised for rapid growth through the development of next generation products, services and technologies. Common stocks, preferred stocks and depositary receipts are examples of equity securities.

[Begin call out]

The Fund invests primarily in companies located throughout the world that demonstrate accelerating growth, increasing profitability, or above-average growth or growth potential.

[End callout]

The Fund invests in companies of any size, including an unlimited amount in smaller and mid-size companies, that the manager believes are positioned for rapid growth in revenues, earnings or assets. When suitable opportunities are available, the Fund may invest in initial public offerings of securities, and may invest a small portion of its assets in private or illiquid securities, such as late stage venture capital financing. The Fund will not invest more than 40% of its net assets in any one country other than the U.S., and may invest up to 15% of its net assets in emerging markets countries. The Fund expects that a significant portion of its investments will be in securities of domestic issuers.

PORTFOLIO SELECTION In choosing individual equity investments, the Fund’s manager utilizes both a “top-down” evaluation of equity market sectors and an in-depth qualitative and quantitative analysis of individual equity securities. The manager employs this analysis to identify themes to help focus the Fund’s investments on sectors considered to have exceptional growth potential and on fast growing, innovative companies within these sectors. Consequently, the Fund, from time to time, may have significant positions in particular sectors such as technology (including electronic technology, technology services, biotechnology and health care technology), financial services, telecommunications and consumer goods.

3

MAIN RISKS

[Begin callout]

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. This means you could lose money over short or even extended periods.

[End callout]

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

AGGRESSIVE GROWTH STYLE INVESTING The Fund’s manager uses an aggressive growth strategy in choosing the Fund’s investments. As a result, an investment in the Fund involves a greater degree of risk and its share price may be more volatile than an investment in a conservative equity fund or a growth fund investing entirely in proven growth stocks. The prices of aggressive growth stocks are based largely on projections of the issuer’s future earnings and revenues and product development. If a company’s earnings or revenues fall short of expectations, or if its new products do not come on line on a timely basis, its stock price may fall dramatically. Prices of these companies’ securities historically have been more volatile than other securities, especially over the short term.

FOREIGN SECURITIES Investing in foreign securities involves risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are heightened in emerging markets and are discussed in more detail on page xx.

SMALLER AND MIDSIZE COMPANIES While smaller companies, and to some extent mid-size companies, may offer opportunities for capital growth, they also have significant risk. Historically, smaller and midsize company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over the short term. Such companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit to expand or they may have difficulty in repaying any loans which have a floating interest rate, and their growth prospects are less certain.

4

For example, smaller and midsize companies may lack depth of management or may have limited financial resources for growth or development. They may have limited product lines or market share. Such companies may be in new industries, or their new products and services may not find an established market or may become obsolete. Smaller and mid-sized companies’ securities may be less liquid which may adversely affect their price.

PERFORMANCE

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past two calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

CLASS A ANNUAL TOTAL RETURNS1

[Insert bar graph]

-20.28%
01	02

Year
Best Quarter:	Q[] ‘[]	[	]%
Worst Quarter:	Q[] ‘[]	[	]%

AVERAGE ANNUAL TOTAL RETURNS

For the periods ended December 31, 2001

	1 Year		Since Inception (12/29/00)
Franklin Global Aggressive Growth Fund - Class A2
Return Before Taxes	[]	%	[]	%
Return After Taxes on Distributions	[]	%	[]	%
Return After Taxes on Distributions and Sale of Fund Shares	[]	%	[]	%
MSCI World Growth Index[3] (index reflects no deduction for fees, expenses, or taxes)	[]	%	[]	%

	1 Year		Since Inception (12/29/00)
Franklin Global Aggressive Growth Fund – Class B2	[]	%	[]	%
MSCI World Growth Index[3]	[]	%	[]	%

	1 Year		Since Inception (12/29/00)
Franklin Global Aggressive Growth Fund – Class C2	[]	%	[]	%
MSCI World Growth Index[3]	[]	%	[]	%

5

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

After-tax returns are shown only for Class A; after-tax returns for other Classes of shares will vary.

All Fund performance assumes reinvestment of dividends and capital gains.

1. Figures do not reflect sales charges. If they did, returns would be lower. As of September 30, 2003, the Fund’s year-to-date return was []% for Class A.

2. Figures reflect sales charges.

3. The unmanaged Morgan Stanley Capital International (MSCI) World Growth Index is market capitalization-weighted and measures the total returns of equity securities with high price/book value ratios in the developed markets globally. It includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class B	Class C
Maximum sales charge (load) as a percentage of offering price	5.75%	4.00%	1.99%
Load imposed on purchases	5.75%	None	1.00%
Maximum deferred sales charge (load)	None [1]	4.00%[2]	0.99%[3]

Please see “Choosing a Share Class” on page xx for an explanation of how and when these sales charges apply.

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

	Class A		Class B		Class C
Management fees[4]	[	]%	[	]%	[	]%
Distribution and service (12b-1) fees	[	]%	[	]%	[	]%
Other expenses (including administration fees)	[	]%	[	]%	[	]%

Total annual Fund operating expenses[4]	[	]%	[	]%	[	]%

6

Management fee reduction[4]	[]%	[]%	[]%

Net annual Fund operating expenses[4]	[]%	[]%	[]%

1. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more (see page xx) and purchases by certain retirement plans without an initial sales charge.

2. Declines to zero after six years.

3. This is equivalent to a charge of 1% based on net asset value.

4. For the fiscal years ended July 31, 2003, the manager and administrator agreed in advance to limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that total annual Fund operating expenses do not exceed 1.75% for Class A, 2.40% for Class B and 2.40% for Class C. With these reductions, management fees were []% for the fiscal year ended July 31, 2003. [After July 31, 2004, the manager and administrator may end this arrangement at any time. The manager, however, is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission to reduce its fee if the Fund invests in a Franklin Templeton money fund.]

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;
•	Your investment has a 5% return each year; and
•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year			3 Years			5 Years			10 Years
If you sell your shares at the end of the period:
Class A	$	[	][1]	$	[	]	$	[	]	$	[	]
Class B	$	[	]	$	[	]	$	[	]	$	[	]
Class C	$	[	]	$	[	]	$	[	]	$	[	]
If you do not sell your shares:
Class B	$	[	]	$	[	]	$	[	]	$	[	]
Class C	$	[	]	$	[	]	$	[	]	$	[	]

1. Assumes a contingent deferred sales charge (CDSC) will not apply.

2. Assumes conversion of Class B shares to Class A shares after eight years, lowering your annual expenses from that time on.

FINANCIAL HIGHLIGHTS

This table presents the Fund’s financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by PricewaterhouseCoopers

7

LLP, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Year ended July 31,
Class A	2003	2002	2001[3]
Per share data ($)
Net asset value, beginning of year		8.27	10.00

Net investment income (loss)[1]		(0.06)	— [4]
Net realized and unrealized losses		(1.88)	(1.73)

Total from investment operations		(1.94)	(1.73)

Less distributions from net investment income		(.07)	—

Net asset value, end of year		6.26	8.27

Total return (%)[2]		(23.62)	(17.30)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		520	1,596
Ratios to average net assets: (%)
Expenses		1.74	1.74 [5]
Expenses excluding waiver and payments by affiliate		9.35	7.20 [5]
Net investment income (loss)		(.85)	.06 [5]
Portfolio turnover rate (%)		37.01	32.80

	Year ended July 31,
Class B	2003	2002	2001
Per share data ($)
Net asset value, beginning of year		8.24	10.00

Net investment loss[1]		(.09)	(.02)
Net realized and unrealized losses		(1.88)	(1.74)

Total from investment operations		(1.97)	(1.76)
Less distributions from net investment income		(.05)	—

Net asset value, end of year		6.22	8.24

Total return (%)[2]		(24.00)	(17.60)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		244	257
Ratios to average net assets: (%)
Expenses		2.17	2.34 [5]
Expenses excluding waiver and payments by affiliate		9.78	7.80 [5]
Net investment loss		(1.20)	(.38)[5]
Portfolio turnover rate (%)		37.01	32.80

	Year ended July 31,
Class C	2003	2002	2001[3]
Per share data ($)
Net asset value, beginning of year		8.24	10.00

Net investment loss[1]		(.08)	(.02)
Net realized and unrealized losses		(1.88)	(1.74)

Total from investment operations		(1.96)	(1.76)
Less distributions from net investment income		(.06)	—

Net asset value, end of year		6.22	8.24

8

Total return (%)[2]	(23.90)	(17.60)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)	382	297
Ratios to average net assets: (%)
Expenses	2.12	2.29	[5]
Expenses excluding waiver and payments by affiliate	9.73	7.75	[5]
Net investment loss	(1.11)	(.38)[5]
Portfolio turnover rate (%)	37.01	32.80

1. Based on average weighted shares outstanding.

2. Total return does not include sales charges, and is not annualized.

3. For the period December 29, 2000 (effective date) to July 31, 2001.

4. Actual net income per share was $.003.

5. Annualized.

9

Franklin Global Growth Fund

GOAL AND STRATEGIES

GOAL The Fund’s principal investment goal is long-term capital appreciation.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund invests primarily in equity securities of large growth companies located and doing business throughout the world. The manager focuses on established companies who are among the global leaders in their industries in terms of products, services, and technologies. Common stocks, preferred stocks and depositary receipts are examples of equity securities.

[Begin callout]

The Fund invests primarily in equity securities of large and mid cap growth companies located and doing business throughout the world.

[End callout]

The Fund invests in securities of companies that currently have rising profits and revenues and accelerating growth rates, that have superior products, services, brands and technologies, that participate in industries with above-average growth characteristics and that are highly competitive within their industry. The Fund may invest a significant portion of its assets in smaller and mid-size companies. When suitable opportunities are available, the Fund may also invest in initial public offerings of securities, and may invest a small portion of its assets in private or illiquid securities, such as late stage venture capital financings. The Fund will not invest more than 40% of its net assets in any one country other than the U.S. and may invest up to approximately 10-15% of its net assets in emerging market countries. The Fund expects that a significant portion of its investments will be in securities of domestic issuers.

PORTFOLIO SELECTION In choosing individual equity investments, the Fund’s manager utilizes both a “top-down” evaluation of equity market sectors and an in-depth qualitative and quantitative analysis of individual equity securities. The manager employs this analysis to identify themes to help focus the Fund’s investments on sectors considered to have exceptional growth potential and on fast growing, innovative companies within these sectors. Consequently, the Fund, from time to time, may have significant positions in particular sectors such as technology (including electronic technology, technology services, biotechnology and health care technology), financial services, telecommunications and consumer goods.

MAIN RISKS

[Begin callout]

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. This means you could lose money over short or even extended periods.

[End callout]

10

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

GROWTH STYLE INVESTING Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks may also be more volatile and expensive relative to their earnings or assets compared to other stocks. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends.

FOREIGN SECURITIES Investing in foreign securities involves risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are heightened in emerging markets and are discussed in more detail on page xx.

SMALLER AND MIDSIZE COMPANIES While smaller companies, and to some extent mid-size companies, may offer opportunities for capital growth, they also have significant risk. Historically, smaller and mid-size company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over short term. Such companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit or expand or they may have difficulty repaying loans which have a floating interest rate, and their growth prospects are less certain.

11

PERFORMANCE

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past two calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

CLASS A ANNUAL TOTAL RETURNS1

[Insert bar graph]

-29.68%	[]%
01	02

Year
Best Quarter:	Q[] ’[]	[]%
Worst Quarter:	Q[] ’[]	[]%

AVERAGE ANNUAL TOTAL RETURNS

For the periods ended December 31, 2001

	1 Year		Since Inception (12/29/00)
Franklin Global Growth Fund - Class A2
Return Before Taxes	[]	%	[]	%
Return After Taxes on Distributions	[]	%	[]	%
Return After Taxes on Distributions and Sale of Fund Shares	[]	%	[]	%
MSCI World Growth Index[3] (index reflects no deduction for fees, expenses, or taxes)	[]	%	[]	%

	1 Year		Since Inception (12/29/00)
Franklin Global Growth Fund – Class B2	[]	%	[]	%
MSCI World Growth Index[3]	[]	%	[]	%

	1 Year		Since Inception (12/29/00)
Franklin Global Growth Fund – Class C2	[]	%	[]	%
MSCI World Growth Index[3]	[]	%	[]	%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

12

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

After-tax returns are shown only for Class A; after-tax returns for other classes of shares will vary.

All Fund performance assumes reinvestment of dividends and capital gains.

1. Figures do not reflect sales charges. If they did, returns would be lower. As of September 30, 2003, the Fund’s year-to-date return was xx.xx% for Class A.

2. Figures reflect sales charges.

3. The unmanaged Morgan Stanley Capital International (MSCI) World Growth Index is market capitalization-weighted and measures the total returns of equity securities with high price/book value ratios in the developed markets globally. It includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class B	Class C
Maximum sales charge (load) as a percentage of offering price	5.75%	4.00%	1.99%
Load imposed on purchases	5.75%	None	1.00%
Maximum deferred sales charge (load)	None[1]	4.00%[2]	0.99%[3]

Please see “Choosing a Share Class” on page xx for an explanation of how and when these sales charges apply.

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

	Class A		Class B		Class C
Management fees[4]	[]	%	[]	%	[]	%
Distribution and service (12b-1) fees	[]	%	[]	%	[]	%
Other expenses (including administration fees)	[]	%	[]	%	[]	%

Total annual Fund operating expenses[4]	[]	%	[]	%	[]	%

Management fee reduction[4]	[]	%	[]	%	[]	%

Net annual Fund operating expenses[4]	[]	%	[]	%	[]	%

1. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more (see page xx) and purchases by certain retirement plans without an initial sales charge.

2. Declines to zero after six years.

13

3.	This is equivalent to a charge of 1% based on net asset value.
4.	[For the fiscal years ended July 31, 2003, the manager and administrator have agreed in advance to limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that total annual Fund operating expenses do not exceed 1.75% for Class A, 2.40% for Class B and 2.40% for Class C. With these reductions, management fees were []%. After July 31, 2004, the manager and administrator may end this arrangement at any time. The manager, however, is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission to reduce its fee if the Fund invests in a Franklin Templeton money fund.]

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year; and

•	The Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year			3 Years		5 Years		10 Years
If you sell your shares at the end of the period:
Class A	$	[]	[1]	$	[]	$	[]	$	[]
Class B	$	[]		$	[]	$	[]	$	[]
Class C	$	[]		$	[]	$	[]	$	[]
If you do not sell your shares:
Class B	$	[]		$	[]	$	[]	$	[]
Class C	$	[]		$	[]	$	[]	$	[]

1.	Assumes a contingent deferred sales charge (CDSC) will not apply.
2.	Assumes conversion of Class B shares to Class A shares after eight years, lowering your annual expenses from that time on.

FINANCIAL HIGHLIGHTS

This table presents the Fund’s financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Year ended July 31,
Class A	2003	2002	2001[3]
Per share data ($)
Net asset value, beginning of year		7.82	10.00

14

Net investment income (loss)[1]		(.02)	— [4]
Net realized and unrealized losses		(2.03)	(2.18)

Total from investment operations		(2.05)	(2.18)

Less distributions from net investment income		(.07)	—

Net asset value, end of year		5.70	7.82

Total return (%)[2]		(26.36)	(21.80)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		854	3,236
Ratios to average net assets: (%)
Expenses		1.75	1.73 [5]
Expenses excluding waiver and payments by affiliate		8.08	4.65 [5]
Net investment income (loss)		(.33)	.11 [5]
Portfolio turnover rate (%)		107.26	37.17

	Year ended July 31,
Class B	2003	2002	2001
Per share data ($)
Net asset value, beginning of year		7.79	10.00

Net investment loss[1]		(.06)	(.03)
Net realized and unrealized losses		(2.02)	(2.18)

Total from investment operations		(2.08)	(2.21)

Less distributions from net investment income		(.07)	—

Net asset value, end of year		5.64	7.79

Total return (%)[2]		(26.81)	(22.10)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		466	458
Ratios to average net assets: (%)
Expenses		2.29	2.32 [5]
Expenses excluding waiver and payments by affiliate		8.62	5.24 [5]
Net investment loss		(.84)	(.58)[5]
Portfolio turnover rate (%)		107.26	37.17

	Year ended July 31,
Class C	2003	2002	2001[3]
Per share data ($)
Net asset value, beginning of year		7.78	10.00

Net investment loss[1]		(.05)	(.02)
Net realized and unrealized losses		(2.01)	(2.20)

Total from investment operations		(2.06)	(2.22)

Less distributions from net investment income		(.07)	—

Net asset value, end of year		5.65	7.78

Total return (%)[2]		(26.70)	(22.20)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		423	358
Ratios to average net assets: (%)
Expenses		2.18	2.30 [5]
Expenses excluding waiver and payments by affiliate		8.51	5.22 [5]
Net investment loss		(.73)	(.47)[5]

15

Portfolio turnover rate (%)	107.26	37.17

1.	Based on average weighted shares outstanding.
2.	Total return does not include sales charges, and is not annualized.
3.	For the period December 29, 2000 (effective date) to July 31, 2001.
4.	Actual net income per share was $.004.
5.	Annualized.

MORE INFORMATION ON INVESTMENT POLICIES AND PRACTICES APPLICABLE TO THE FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND AND THE FRANKLIN GLOBAL GROWTH FUND

RISKS Each Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance. In addition to the risks set forth above that are specific to an investment in a particular Fund, there are risks common to all mutual funds. For example, a Fund’s share price may decline and an investor could lose money. Because each Fund is actively managed, it is subject to the risk of the manager’s judgment in the analysis and evaluation of securities selected for investment. Also, there is no assurance that a Fund will achieve its investment goal. The shares offered by this prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. An investment in any one or all of the Funds does not necessarily constitute a balanced investment program for any one investor.

EQUITY SECURITIES Each Fund invests primarily in equity securities. An equity security or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stock, and securities convertible into common stock, are examples of equity securities. A Fund cannot predict the income it will receive from equity securities because issuers generally have discretion as to the payment of any dividends or distributions.

DEPOSITARY RECEIPTS The Funds may buy American, European, and Global Depositary Receipts. Depositary receipts are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic company.

INITIAL PUBLIC OFFERINGS Initial public offerings (IPOs) of securities issued by unseasoned companies with little or no operating history are risky and their prices are highly volatile, but they can result in very large gains in their initial trading. Attractive IPOs are often oversubscribed and may not be available to the Funds, or only in very limited quantities. Thus, when the Funds’ size is smaller, any gains from IPOs will have an exaggerated impact on the Funds’ performance than when the Funds are larger. There can be no assurance that the Funds will have favorable IPO investment opportunities.

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FOREIGN SECURITIES Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Many of the Funds’ investments are denominated in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of a Fund’s portfolio holdings. Currency markets generally are not as regulated as securities markets.

Political and economic developments. The political, economic and social structures of some countries the Funds invest in may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. A Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit a Fund’s ability to sell them at favorable prices.

Emerging markets. A Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. The countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short-term volatility in these markets, and declines of 50% or more, are not uncommon.

PORTFOLIO TURNOVER Each Fund’s portfolio turnover rate may be higher than that of other mutual funds. High portfolio turnover may involve additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in

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realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

TECHNOLOGY COMPANIES Technology company stocks can be subject to abrupt or erratic price movements and have been volatile, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins.

ELECTRONIC TECHNOLOGY AND TECHNOLOGY SERVICES COMPANIES These companies also face the risks that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. These factors can affect the profitability of technology companies and, as a result, the value of their securities. In addition, many Internet-related companies are in the emerging stage of development and are particularly vulnerable to the risks that their business plans will not develop as anticipated and of rapidly changing technologies.

BIOTECHNOLOGY AND HEALTH TECHNOLOGY COMPANIES The biotechnology and health technology industries are subject to extensive government regulation. These industries will be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. For example, in the past several years, the U.S. Congress has considered legislation concerning health care reform and changes to the U.S. Food and Drug Administration’s (FDA) approval process, which would, if enacted, affect the biotechnology and health technology industries. In addition, these industries are characterized by competition and rapid technological developments which may make a company’s products or services obsolete in a short period of time. As these factors impact these industries, the value of your shares may fluctuate significantly over relatively short periods of time.

TELECOMMUNICATION COMPANIES In addition to risks faced by the technology sector in general, telecommunication companies may be adversely affected by international, federal, and state regulations to which they are subject. In addition, this sector has been undergoing deregulations to enable increased competition, which could affect the companies in these sectors.

FINANCIAL SERVICES COMPANIES To the extent that a Fund has significant investments in financial services companies, general market and economic conditions as well as other risks specific to the financial services industry will impact the Fund’s investments and its performance. For example, increases in interest rates can have a negative effect on the profitability of financial services companies. Financial services companies are subject to extensive government

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regulation, which tends to limit not only the amount and types of loans and other financial commitments a financial services company can make, but the interest rates and fees it can charge. These limitations can have a significant impact on the profitability of a financial services company.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of a Fund’s assets in a temporary defensive manner or hold a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Temporary defensive investments generally may include short-term U.S. government securities, commercial paper, bank obligations, repurchase agreements and other money market instruments. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the Fund may be unable to achieve its investment goal.

More detailed information about the Funds, their policies and risks can be found in the Funds’ Statement of Additional Information (SAI).

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Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

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MANAGEMENT

Franklin Advisers, Inc. (Advisers), One Franklin Parkway, San Mateo, CA 94403-1906, is the Funds’ investment manager. Advisers is a direct wholly owned subsidiary of Franklin Resources, Inc. (Resources). Together, Advisers and its affiliates manage over $297 billion in assets as of August 31, 2003.

Under an agreement with Advisers, Fiduciary International, Inc. (Fiduciary), an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust) which is a direct wholly owned subsidiary of Resources, 600 5th Avenue, New York, NY 10020, is the Funds’ sub-advisor. Fiduciary provides Advisers with investment management advice and assistance.

The team responsible for each Fund’s management is:

FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND

Sheila Hartnett-Devlin CFA, Vice President of Fiduciary and Executive Vice President of Fiduciary Trust

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Ms. Hartnett-Devlin has been a manager of the Fund since inception. She joined Fiduciary Trust in 1980.

Jeremy H. Biggs CFA, Portfolio Manager of Fiduciary and Vice Chairman and Chief Investment Officer of Fiduciary Trust

Mr. Biggs has been a manager of the Fund since inception. He joined Fiduciary Trust in 1978.

William C. Bunting, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Bunting has been a manager of the Fund since March 2003. Before joining Fiduciary in March 2003, Mr Bunting was [        ]

FRANKLIN GLOBAL GROWTH FUND

Sheila Hartnett-Devlin CFA, Vice President of Fiduciary and Executive Vice President of Fiduciary Trust

Ms. Hartnett-Devlin has been a manager of the Fund since inception. She joined Fiduciary Trust in 1980.

John P. Remmert, Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Remmert has been a manager of the Fund since March 2002. He joined Fiduciary Trust in 2001. Previously, he was with Citibank Global Asset Management and the Federal Reserve.

William C. Bunting, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Bunting has been a manager of the Fund since March 2003. Before joining Fiduciary in March 2003, Mr Bunting was [        ].

[Each Fund pays Advisers a fee for managing the Fund’s assets. For the fiscal year ended July 31, 2003, management fees, before any advance waiver, were 0.xx% of the Global Aggressive Growth Fund’s average net assets and 0.xx% of the Global Growth Fund’s average net assets. Under an agreement by the manager to waive or limit its fees and to reduce its fees to reflect reduced services resulting from the Funds’ investments in a Franklin Templeton money fund, neither Fund paid any management fees. After July 31, 2004, the manager may end this arrangement at any time upon notice to a Fund’s Board of Trustees. The manager, however, is ☐required by the Funds’ Board of Trustees and an exemptive order by the Securities and

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Exchange Commission to reduce its fee if the Funds invest in a Franklin Templeton money fund.]

DISTRIBUTIONS AND TAXES

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). In addition to overall rate reduction, JGTRRA will provide you with significant tax relief on the income and gains distributed to you by the Funds.

Dividend Income. Under JGTRRA, certain dividend income paid to you by a Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from dividends received by a Fund after December 31, 2002 from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

Long-Term Capital Gains. Capital gain distributions paid to you by a Fund from the sale of portfolio securities after May 5, 2003 and any net long-term capital gain you realize from the sale of Fund shares after this date also will qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

INCOME AND CAPITAL GAIN DISTRIBUTIONS Each Fund intends to make a distribution at least annually from its net investment income and any net realized capital gains. The amount of any distribution will vary, and there is no guarantee a Fund will pay either an income dividend or a capital gain distribution.

Annual Statements Every January, you will receive a statement that shows the tax status of distributions you received the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

Avoid “Buying a Dividend” If you invest in a Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

TAX CONSIDERATIONS In general, if you are a taxable investor, Fund distributions are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Any capital gains a Fund distributes are taxable as long-term capital gains no matter how long you have owned your

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shares. A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates.

Backup Withholding By law, each Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•	provide your correct social security or taxpayer identification number,

•	certify that this number is correct,

•	certify that you are not subject to backup withholding, and

•	certify that you are a U.S. person (including a U.S. resident alien).

Each Fund also must withhold if the IRS instructs it to do so.

When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Other Tax Information When you sell your shares in a Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale.

Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Any foreign taxes a Fund pays on its investments may be passed through to you as a foreign tax credit. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

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Your Account

CHOOSING A SHARE CLASS

Each class has its own sales charge and expense structure, allowing you to choose the class that best meets your situation. Your investment representative can help you decide.

Class A	Class B	Class C
• Initial sales charge of 5.75% or less	• No initial sales charge	• Initial sales charge of 1%

• Deferred sales charge of 1% on purchases of $1 million or more sold within 18 months	• Deferred sales charge of 4% on shares you sell within the first year, declining to 1% within six years and eliminated after that	• Deferred sales charge of 1% on shares you sell within 18 months

• Lower annual expenses than Class B or C due to lower distribution fees	• Higher annual expenses than Class A (same as Class C) due to higher distribution fees. Automatic conversion to Class A shares after eight years, reducing future annual expenses.	• Higher annual expenses than Class A (same as Class B) due to higher distribution fees. No conversion to Class A shares, so annual expenses do not decrease.

SALES CHARGES - CLASS A

when you invest this amount	the sales charge makes up this % of the offering price	which equals this % of your net investment
Under $50,000	5.75	6.10
$50,000 but under $100,000	4.50	4.71
$100,000 but under $250,000	3.50	3.63
$250,000 but under $500,000	2.50	2.56
$500,000 but under $1 million	2.00	2.04

INVESTMENTS OF $1 MILLION OR MORE If you invest $1 million or more, either as a lump sum or through our cumulative quantity discount or letter of intent programs (see page xx), you can buy Class A shares without an initial sales charge. However, there is a 1% contingent deferred sales charge (CDSC) on any shares you sell within 18 months of purchase. The way we calculate the CDSC is the same for each class (please see page xx).

DISTRIBUTION AND SERVICE (12B-1) FEES Class A has a distribution plan, sometimes known as a Rule 12b-1 plan, that allows each Fund to pay distribution fees of up to 0.35% per year to those who sell and distribute Class A shares and provide other services to shareholders. Because these fees are paid out of Class A’s assets on an on-going basis, over time these fees will

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increase the cost of your investment and may cost you more than paying other types of sales charges.

SALES CHARGES - CLASS B

if you sell your shares within this many years after buying them	this % is deducted from your proceeds as a CDSC
1 Year	4
2 Years	4
3 Years	3
4 Years	3
5 Years	2
6 Years	1
7 Years	0

With Class B shares, there is no initial sales charge. However, there is a CDSC if you sell your shares within six years, as described in the table above. The way we calculate the CDSC is the same for each class (please see page xx). After eight years, your Class B shares automatically convert to Class A shares, lowering your annual expenses from that time on.

MAXIMUM PURCHASE AMOUNT The maximum amount you may invest in Class B shares at one time is $249,999. We place any investment of $250,000 or more in Class A shares, since a reduced initial sales charge is available and Class A’s annual expenses are lower.

RETIREMENT PLANS Class B shares are available to retirement plans for which Franklin Templeton Bank & Trust serves as trustee or custodian, except DCS Plans (as defined on page [#]).

A “Qualified Retirement Plan” is an employer sponsored pension or profit sharing plan that qualifies under section 401(a) of the Internal Revenue Code, including 401(k), money purchase pension, profit sharing and defined benefit plans.

An “Employer Sponsored Retirement Plan” is a Qualified Retirement Plan, ERISA covered 403(b) and certain non-qualified deferred compensation arrangements that operate in a similar manner to a Qualified Retirement Plan, such as 457 plans and executive deferred compensation arrangements, but not including employer sponsored IRAs.

A “DCS Plan” is an Employer Sponsored Retirement Plan that (i) has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services; or (ii) is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services.

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DISTRIBUTION AND SERVICE (12B-1) FEES Class B has a distribution plan, sometimes known as a Rule 12b-1 plan, that allows each Fund to pay distribution and other fees of up to 1% per year for the sale of Class B shares and for services provided to shareholders. Because these fees are paid out of Class B’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

SALES CHARGES—CLASS C

when you invest this amount	the sales charge makes up this % of the offering price	which equals this % of your net investment
Under $1 million	1.00	1.01

We place any investment of $1 million or more in Class A shares, since there is no initial sales charge and Class A’s annual expenses are lower.

CDSC There is a 1% contingent deferred sales charge (CDSC) on any Class C shares you sell within 18 months of purchase. The way we calculate the CDSC is the same for each class (please see below).

DISTRIBUTION AND SERVICE (12B-1) FEES Class C has a distribution plan, sometimes known as a Rule 12b-1 plan, that allows each Fund to pay distribution and other fees of up to 1% per year for the sale of Class C shares and for services provided to shareholders. Because these fees are paid out of Class C’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

CONTINGENT DEFERRED SALES CHARGE (CDSC)—CLASS A, B & C

The CDSC for each class is based on the current value of the shares being sold or their net asset value when purchased, whichever is less. There is no CDSC on shares you acquire by reinvesting your dividends or capital gains distributions.

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The holding period for the CDSC begins on the day you buy your shares. Your shares will age one month on that same date the next month and each following month.

For example, if you buy shares on the 18th of the month, they will age one month on the 18th day of the next month and each following month.

[End callout]

To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC. If there are not enough of these to meet your request, we will sell the shares in the order they were purchased. We will use this

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same method if you exchange your shares into another Franklin Templeton fund (please see page xx for exchange information).

SALES CHARGE REDUCTIONS AND WAIVERS

If you qualify for any of the sales charge reductions or waivers below, please let us know at the time you make your investment to help ensure you receive the lower sales charge.

QUANTITY DISCOUNTS We offer several ways for you to combine your purchases in Franklin Templeton funds to take advantage of the lower sales charges for large purchases of Class A shares.

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Franklin Templeton funds include all of the U.S. registered mutual funds of Franklin Templeton Investments, except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

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•	Cumulative Quantity Discount - lets you combine all of your shares in Franklin Templeton funds for purposes of calculating the sales charge. You also may combine the shares of your spouse, and your children or grandchildren, if they are under the age of 21. Certain company and retirement plan accounts also may be included.

•	Letter of Intent (LOI) - expresses your intent to buy a stated dollar amount of shares over a 13-month period and lets you receive the same sales charge as if all shares had been purchased at one time. We will reserve a portion of your shares to cover any additional sales charge that may apply if you do not buy the amount stated in your LOI.

To sign up for these programs, complete the appropriate section of your account application.

REINSTATEMENT PRIVILEGE If you sell shares of a Franklin Templeton fund, you may reinvest some or all of the proceeds within 365 days without an initial sales charge. The proceeds must be reinvested within the same share class, except proceeds from the sale of Class B shares will be reinvested in Class A shares.

If you paid a CDSC when you sold your Class A or C shares, we will credit your account with the amount of the CDSC paid but a new CDSC will apply. For Class B shares reinvested in Class A, a new CDSC will not apply, although your account will not be credited with the amount of any CDSC paid when you sold your Class B shares.

Proceeds immediately placed in a Franklin Bank Certificate of Deposit (CD) also may be reinvested without an initial sales charge if you reinvest them within 365 days from the date the CD matures, including any rollover.

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This privilege does not apply to shares you buy and sell under our exchange program. Shares purchased with the proceeds from a money fund may be subject to a sales charge.

SALES CHARGE WAIVERS Class A shares may be purchased without an initial sales charge or CDSC by various individuals, institutions and retirement plans or by investors who reinvest certain distributions and proceeds within 365 days. Certain investors also may buy Class C shares without an initial sales charge. The CDSC for each class may be waived for certain redemptions and distributions. If you would like information about available sales charge waivers, call your investment representative or call Shareholder Services at 1-800/632-2301. For information about retirement plans, you may call Retirement Services at 1-800/527-2020. A list of available sales charge waivers also may be found in the Statement of Additional Information (SAI).

GROUP INVESTMENT PROGRAM Allows established groups of 11 or more investors to invest as a group. For sales charge purposes, the group’s investments are added together. There are certain other requirements and the group must have a purpose other than buying Fund shares at a discount. We do not accept cash, credit card convenience checks, non-bank money orders or travelers checks as forms of payment to purchase shares.

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BUYING SHARES

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$50

Automatic investment plans	$50 ($25 for a Coverdell Education Savings Plan)	$50 ($25 for a Coverdell Education Savings Plan)

UGMA/UTMA accounts	$100	$50

Retirement accounts including Qualified plans (other than IRAs, IRA rollovers, Coverdell Education Savings Plans or Roth IRAs)	no minimum	no minimum

IRAs, IRA rollovers, Coverdell Education Savings Plans or Roth IRAs	$250	$50

Broker-dealer sponsored wrap account programs	$250	$50

Full-time employees, officers, trustees and directors of Franklin Templeton entities, and their immediate family members	$100	$50

Please note that you may only buy shares of a fund eligible for sale in your state or jurisdiction.

ACCOUNT APPLICATION If you are opening a new account, please complete and sign the enclosed account application. Make sure you indicate the share class you have chosen. If you do not indicate a class, we will place your purchase in Class A shares. To save time, you can sign up now for services you may want on your account by completing the appropriate sections of the application (see “Investor Services” on page xx). For example, if you would like to link one of your bank accounts to your Fund account so that you may use electronic funds transfer to and from your bank account to buy and sell shares, please complete the bank information section of the application. We will keep your bank information on file for future purchases and redemptions.

Buying shares

	Opening an account	Adding to an account
Through your investment representative	Contact your investment representative	Contact your investment representative

By Phone/Online (Up to $100,000 per shareholder per day) 1-800/632-2301 franklintempleton.com Note: certain account types are not available for online account access

If you have another Franklin Templeton fund account with your bank account information on file, you may open a new account by phone. At this time, a new account may not be opened online.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

Before requesting a telephone or online purchase into an existing account, please make sure we have your bank account information on file. If we do not have this information, you will need to send written instructions with your bank’s name and address, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

If you have online access, you will be able to add or change bank account information that we can use to process additional purchases into your Franklin Templeton account.

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To make a same day investment, your phone or online order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

By Mail	Make your check payable to the Fund. Mail the check and your signed application to Investor Services.

Make your check payable to the Fund. Include your account number on the check.

Fill out the deposit slip from your account statement. If you do not have a slip, include a note with your name, the Fund name, and your account number.

Mail the check and deposit slip or note to Investor Services.

By Wire 1-800/632-2301 (or 1-650/312-2000 collect)

Call to receive a wire control number and wire instructions.

Wire the funds and mail your signed application to Investor Services. Please include the wire control number or your new account number on the application.

To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

Call to receive a wire control number and wire instructions. To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

By Exchange TeleFACTS® 1-800/247-1753 (around-the-clock access) franklintempleton.com

Call Shareholder Services at 1-800/632-2301, or send signed written instructions. You also may place an online exchange order. The TeleFACTS system cannot be used to open a new account.

(Please see page xx for information on exchanges.)

Call Shareholder Services at 1-800/632-2301, or our automated TeleFACTS system, or send signed written instructions. You also may place an online exchange order.

(Please see page xx for information on exchanges.)

Franklin Templeton Investor Services P.O. Box 997151,

Sacramento, CA 95899-9983

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

or visit us online 24 hours a day, 7 days a week, at franklintempleton.com

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INVESTOR SERVICES

AUTOMATIC INVESTMENT PLAN This plan offers a convenient way for you to invest in a Fund by automatically transferring money from your checking or savings account each month to buy shares. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your account application and mail it to Investor Services. If you are opening a new account, please include the minimum initial investment (please see page [#])with your application.

AUTOMATIC PAYROLL DEDUCTION You may invest in a Fund automatically by transferring money from your paycheck to a Fund by electronic funds transfer. If you are interested, indicate on your application that you would like to receive an Automatic Payroll Deduction Program kit.

DISTRIBUTION OPTIONS You may reinvest distributions you receive from a Fund in an existing account in the same share class* of the Fund or another Franklin Templeton fund. Initial sales charges and CDSCs will not apply if you reinvest your distributions within 365 days. You also can have your distributions deposited in a bank account, or mailed by check. Deposits to a bank account may be made by electronic funds transfer.

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For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.

[End callout]

Please indicate on your application the distribution option you have chosen, otherwise we will reinvest your distributions in the same share class of the Funds.

*Class B and C shareholders may reinvest their distributions in Class A shares of any Franklin Templeton money fund.

RETIREMENT PLANS Franklin Templeton Investments offers a variety of retirement plans for individuals and businesses. These plans require separate applications and their policies and procedures may be different than those described in this prospectus. For more information, including a free retirement plan brochure or application, please call Retirement Services at 1-800/527-2020.

TELEFACTS® Our TeleFACTS system offers around-the-clock access to information about your account or any Franklin Templeton fund. This service is available from touch-tone phones at 1-800/247-1753. For a free TeleFACTS brochure, call 1-800/DIAL BEN®.

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TELEPHONE/ONLINE PRIVILEGES You will automatically receive telephone/online privileges when you open your account, allowing you to obtain or view your account information, and conduct a number of transactions by phone or online, including: buy, sell, or exchange shares of most funds; use electronic funds transfer to buy or sell shares of most funds; change your address; add or change your bank account information (online only); and add or change account services (including distribution options, systematic withdrawal plans and automatic investment plans).

To view your account information or request online transactions, you will first need to register for these services at the shareholder section of our website at franklintempleton.com. You will be asked to accept the terms of an online agreement(s) and establish a password for online services. If you are registered for online services, you may enroll online in Franklin Templeton’s electronic delivery program for your shareholder documents. This will allow you to receive electronic delivery (through our website) of most funds’ prospectuses, annual/semiannual reports to shareholders, and proxy statements, as well as your account(s) statements and trade confirmations, and discontinue receiving your paper copies through the U.S. mail. Using our shareholder website means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. We will request passwords or other information, and also may record calls. To help safeguard your account, keep your password confidential, and verify the accuracy of your confirmation statements immediately after you receive them. Contact us immediately if you believe someone has obtained unauthorized access to your account or password. For transactions done over the Internet, we recommend the use of an Internet browser with 128-bit encryption. Certain methods of contacting us (such as by phone or by Internet) may be unavailable or delayed during periods of unusual market activity. Of course, you can decline telephone buy, sell, or exchange privileges on your account application, or choose not to register for online privileges. If you have telephone/online privileges on your account and want to discontinue them, please contact us for instructions. You may reinstate these privileges at any time in writing, including online registration with respect to online privileges.

Note: We discourage you from including confidential or sensitive information in any Internet communication to us. If you do choose to send email (encrypted or not) to us over the Internet, you are accepting the associated risks of lack of confidentiality.

EXCHANGE PRIVILEGE You can exchange shares between most Franklin Templeton funds within the same class*, generally without paying any additional sales charges. If you exchange shares held for less than six months, however, you may be charged the difference between the initial sales charge of the two funds if the difference is more than 0.25%. If you exchange shares from a money fund, a sales charge may apply no matter how long you have held the shares.

31

[Begin callout]

An exchange is really two transactions: a sale of one fund and the purchase of another. In general, the same policies that apply to purchases and sales apply to exchanges, including minimum investment amounts. Exchanges also have the same tax consequences as ordinary sales and purchases.

[End callout]

Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee. Any CDSC will continue to be calculated from the date of your initial investment and will not be charged at the time of the exchange. The purchase price for determining a CDSC on exchanged shares will be the price you paid for the original shares. If you exchange shares subject to a CDSC into a Class A money fund, the time your shares are held in the money fund will not count towards the CDSC holding period.

If you exchange your Class B shares for the same class of shares of another Franklin Templeton fund, the time your shares are held in that fund will count towards the eight year period for automatic conversion to Class A shares.

Because excessive trading can hurt fund performance, operations and shareholders, each Fund reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund (please see “Market Timers” on page xx).

*Class Z shareholders of Franklin Mutual Series Fund Inc. may exchange into Class A without any sales charge.

SYSTEMATIC WITHDRAWAL PLAN This plan allows you to automatically sell your shares and receive regular payments from your account. A CDSC may apply to withdrawals that exceed certain amounts. Certain terms and minimums apply. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your application.

SELLING SHARES

You can sell your shares at any time. Please keep in mind that a contingent deferred sales charge (CDSC) may apply.

SELLING SHARES IN WRITING Generally, requests to sell $100,000 or less can be made over the phone, online, or with a simple letter. Sometimes, however, to protect you and each Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

[Begin callout]

32

A signature guarantee helps protect your account against fraud.

You can obtain a signature guarantee at most banks and securities dealers.

A notary public CANNOT provide a signature guarantee.

[End callout]

•	you are selling more than $100,000 worth of shares

•	you want your proceeds paid to someone who is not a registered owner

•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account

We also may require a signature guarantee on instructions we receive from an agent, not the registered owners, or when we believe it would protect the Funds against potential claims based on the instructions received.

SELLING RECENTLY PURCHASED SHARES If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier’s check may clear in less time.

REDEMPTION PROCEEDS Your redemption check will be sent within seven days after we receive your request in proper form. We are not able to receive or pay out cash in the form of currency. Redemption proceeds may be delayed if we have not yet received your signed account application.

RETIREMENT PLANS You may need to complete additional forms to sell shares in a Franklin Templeton Bank & Trust retirement plan. For participants under age 59 1/2, tax penalties may apply. Call Retirement Services at 1-800/527-2020 for details.

33

Selling shares

To sell some or all of your shares

Through your investment representative	Contact your investment representative

By Mail

Send written instructions and endorsed share certificates (if you hold share certificates) to Investor Services. Corporate, partnership or trust accounts may need to send additional documents.

Specify the Fund, the account number and the dollar value or number of shares you wish to sell. If you own both Class A and B shares, also specify the class of shares, otherwise we will sell your Class A shares first. Be sure to include all necessary signatures and any additional documents, as well as signature guarantees if required.

A check will be mailed to the name(s) and address on the account, or otherwise according to your written instructions.

By Phone/Online 1-800/632-2301 franklintempleton.com

As long as your transaction is for $100,000 or less, you do not hold share certificates and you have not changed your address by phone or online within the last 15 days, you can sell your shares by phone or online.

A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

By Electronic Funds Transfer (ACH)

You can call, write, or visit us online to have redemption proceeds sent to a bank account. See the policies at left for selling shares by mail, phone, or online.

Before requesting to have redemption proceeds sent to a bank account, please make sure we have your bank account information on file. If we do not have this information, you will need to provide the banking instructions or send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

If we receive your request in proper form by 1:00 p.m. Pacific time, proceeds sent by ACH generally will be available within two to three business days.

By Exchange TeleFACTS® 1-800/247-1753 (around-the-clock access)

Obtain a current prospectus for the fund you are considering. Prospectuses are available online at franklintempleton.com.

Call Shareholder Services at a-800/632-2301, or our automated TeleFACTS system, or send signed written instructions. You also may place an exchange order online. See the policies at left for selling shares by mail, phone, or online.

If you hold share certificates, you will need to return them to the Fund before your exchange can be processed.

Franklin Templeton Investor Services P.O. Box 997151,

Sacramento, CA 95899-9983

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

or visit us online 24 hours a day, 7 days a week, at franklintempleton.com

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ACCOUNT POLICIES

CALCULATING SHARE PRICE Each Fund calculates the net asset value per share (NAV) each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). Each class’s NAV is calculated by dividing its net assets by the number of its shares outstanding.

[Begin callout]

When you buy shares, you pay the offering price. The offering price is the NAV plus any applicable sales charge.

When you sell shares, you receive the NAV minus any applicable contingent deferred sales charge (CDSC).

[End callout]

Each Fund’s assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If a Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.

Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form.

ACCOUNTS WITH LOW BALANCES If the value of your account falls below $500 ($50 for employee and UGMA/UTMA accounts) because you sell some of your shares, we may mail you a notice asking you to bring the account back up to its applicable minimum investment amount. If you choose not to do so within 30 days, we may close your account and mail the proceeds to the address of record. You will not be charged a CDSC if your account is closed for this reason.

STATEMENTS, REPORTS AND PROSPECTUSES You will receive quarterly account statements that show all your account transactions during the quarter. You also will receive written notification after each transaction affecting your account (except for distributions and transactions made through automatic investment or withdrawal programs, which will be reported on your quarterly statement). You also will receive the Funds’ financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called “householding,” will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301. At any time you may view current prospectuses and financial reports on our website.

35

If you choose, you may receive your statements, financial reports and prospectuses through electronic delivery (please see “Telephone/Online Privileges” on page xx).

INVESTMENT REPRESENTATIVE ACCOUNT ACCESS If there is a dealer or other investment representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from a Fund.

STREET OR NOMINEE ACCOUNTS You may transfer your shares from the street or nominee name account of one dealer to another, as long as both dealers have an agreement with Franklin Templeton Distributors, Inc. We will process the transfer after we receive authorization in proper form from your delivering securities dealer.

JOINT ACCOUNTS Unless you specify a different registration, accounts with two or more owners are registered as “joint tenants with rights of survivorship” (shown as “Jt Ten” on your account statement). To make any ownership changes to a joint account, all owners must agree in writing, regardless of the law in your state.

JOINT ACCOUNT RISK WITH TELEPHONE/ONLINE PRIVILEGES You will automatically receive telephone/online privileges when you open your account. If your account has more than one registered owner, telephone/online privileges allow a Fund to accept online registration for online services (including electronic delivery of shareholder documents) and transaction instructions online or by telephone from only one registered owner. This means that any one registered owner on your account, acting alone and without the consent of any other registered owner, may give a Fund instructions by telephone, online or in writing (subject to any limitations in telephone or online privileges) to:

•	Exchange shares from a jointly registered Fund account requiring all registered owner signatures into an identically registered money fund account that only requires one registered owner’s signature to redeem shares;

•	Redeem Fund shares and direct the redemption proceeds to a bank account that may or may not be owned by you and, if owned by you jointly with someone else, only requires one person to withdraw funds by check or otherwise;

•	Add/Change the bank account to which Fund share redemption proceeds may be sent, which bank account may not be owned by you;

•	Purchase Fund shares by debiting a bank account that may be owned by you; and

•	Add/Change the bank account that may be debited for Fund share purchases, which new account may be owned by you.

36

If you do NOT want another registered owner on your account to be able to issue these kinds of instructions to a Fund without your consent, you must instruct the Fund to deny/terminate online privileges and the ability to issue such instructions by telephone so that these types of instructions will only be accepted in writing signed by all account owners. This decision will apply to any other fund into which you may exchange your jointly owned Fund shares. Any later decision to permit these types of instructions by telephone and/or online will need to be given to a Fund in a written instruction signed by all registered owners.

MARKET TIMERS Each Fund does not allow investments by Market Timers and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a Market Timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.

Anyone, including the shareholder or the shareholder’s agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund’s policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk.

ADDITIONAL POLICIES Please note that the Funds maintain additional policies and reserve certain rights, including:

•	The Funds may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.

•	The Funds may modify, suspend, or terminate telephone/online privileges at any time.

•	At any time, the Funds may change their investment minimums or waive or lower their minimums for certain purchases.

•	The Funds may modify or discontinue the exchange privilege on 60 days’ notice.

•	In unusual circumstances, we may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.

•	For redemptions over a certain amount, each Fund reserves the right, in the case of an emergency, to make payments in securities or other assets of the Fund, if the payment of cash proceeds by check, wire or electronic funds transfer would be harmful to existing shareholders.

•	To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Funds promptly.

37

DEALER COMPENSATION Qualifying dealers who sell Fund shares may receive sales commissions and other payments. These are paid by Franklin Templeton Distributors, Inc. (Distributors) from sales charges, distribution and service (12b-1) fees and its other resources.

	Class A		Class B	Class C
Commission (%)	—		4.00	2.00[4]
Investment under $50,000	5.00		—	—
$50,000 but under $100,000	3.75		—	—
$100,000 but under $250,000	2.80		—	—
$250,000 but under $500,000	2.00		—	—
$500,000 but under $1 million	1.60		—	—
$1 million or more	up to 1.00	[1]	—	—
12b-1 fee to dealer	0.25[2]		0.25[3]	1.00[5]

A dealer commission of up to 1% may be paid on Class A NAV purchases by certain retirement plans1 and on Class C NAV purchases. A dealer commission of up to 0.25% may be paid on Class A NAV purchases by certain trust companies and bank trust departments, eligible governmental authorities, and broker-dealers or others on behalf of clients participating in comprehensive fee programs.

1. For purchases at NAV where Distributors paid a prepaid commission, dealers may start to receive the 12b-1 fee in the 13th month after purchase.

2. Each Fund may pay up to 0.35% to Distributors or others, out of which 0.10% generally will be retained by Distributors for its distribution expenses.

3. Dealers may be eligible to receive up to 0.25% from the date of purchase. After eight years, Class B shares convert to Class A shares and dealers may then receive the 12b-1 fee applicable to Class A.

4. Commission includes advance of the first year’s 0.25% 12b-1 service fee.

5. Dealers may be eligible to receive up to 0.25% at the time of purchase and may be eligible to receive 1% starting in the 13th month. During the first 12 months, the full 12b-1 fee will be paid to Distributors to partially offset commission and the prepaid service fee paid at the time of purchase.

QUESTIONS

If you have any questions about the Funds or your account, you can write to us at P.O. Box 997151, Sacramento, CA 95899-9983. You also can call us at one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.

Department Name	Telephone Number	Hours (Pacific time, Monday through Friday)
Shareholder Services	1-800/632-2301	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)
Fund Information	1-800/DIAL BEN®. (1-800/342-5236)	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)
Retirement Services	1-800/527-2020	5:30 a.m. to 5:00 p.m.
Advisor Services	1-800/524-4040	5:30 a.m. to 5:00 p.m.
FTI Institutional Services	1-800/321-8563	6:00 a.m. to 4:00 p.m.
TDD (hearing impaired)	1-800/851-0637	5:30 a.m. to 5:00 p.m.

38

TeleFACTS® (automated)	1-800/247-1753	(around-the-clock access)

39

FOR MORE INFORMATION

You can learn more about each Fund in the following documents:

Annual/Semiannual Report to Shareholders

Includes a discussion of recent market conditions and Fund strategies that significantly affected Fund performance during its last fiscal year, financial statements, detailed performance information, portfolio holdings and the auditor’s report.

Statement of Additional Information (SAI)

Contains more information about each Fund, its investments and policies. It is incorporated by reference (is legally a part of this prospectus).

For a free copy of the current annual/semiannual report or the SAI, please contact your investment representative or call us at the number below. You also can view the current annual/semiannual report online at franklintempleton.com.

You also can obtain information about each Fund by visiting the SEC’s Public Reference Room in Washington, DC (phone 1-202/942-8090) or the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can obtain copies of this information, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by electronic request at the following email address: publicinfo@sec.gov.

[Insert FRANKLIN® TEMPLETON® INVESTMENTS logo]

One Franklin Parkway, San Mateo, CA 94403-1906

1-800/DIAL BEN® (1-800/342-5236)

TDD (Hearing Impaired) 1-800/851-0637

franklintempleton.com

<GAIN FROM OUR PERSPECTIVE®>

Investment Company Act file #811-10157	FGG P 12/03

40

DECEMBER 1, 2003

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS ADVISOR CLASS

FRANKLIN GLOBAL TRUST

Franklin Global Aggressive Growth Fund

Franklin Global Growth Fund

[Insert FRANKLIN® TEMPLETON® INVESTMENTS logo]

1

Contents

THE FUNDS

[Begin callout] Information about each Fund you should know before investing [End callout]

Franklin Global Aggressive Growth Fund	3

Franklin Global Growth Fund	8

More Information on Investment Policies and Practices Applicable to the Franklin Global Aggressive Growth Fund and the Franklin Global Growth Fund	12

Management	15

Distributions and Taxes	17

YOUR ACCOUNT

[Begin callout] Information about qualified investors, account transactions and services [End callout]

Qualified Investors	19

Buying Shares	21

Investor Services	22

Selling Shares	24

Account Policies	26

Questions	28

FOR MORE INFORMATION

[Begin callout] Where to learn more about each Fund [End callout]

Back Cover

2

Franklin Global Aggressive Growth Fund

GOAL AND STRATEGIES

GOAL The Fund’s investment goal is long-term capital appreciation.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund invests primarily in equity securities of companies located throughout the world that demonstrate accelerating growth, increasing profitability, or above-average growth or growth potential. The manager focuses on companies believed to be poised for rapid growth through the development of next generation products, services and technologies. Common stocks, preferred stocks and depositary receipts are examples of equity securities.

[Begin call out]

The Fund invests primarily in companies located throughout the world that demonstrate accelerating growth, increasing profitability, or above-average growth or growth potential.

[End callout]

The Fund invests in companies of any size, including an unlimited amount in smaller and mid-size companies, that the manager believes are positioned for rapid growth in revenues, earnings or assets. When suitable opportunities are available, the Fund may invest in initial public offerings of securities, and may invest a small portion of its assets in private or illiquid securities, such as late stage venture capital financing. The Fund will not invest more than 40% of its net assets in any one country other than the U.S., and may invest up to 15% of its net assets in emerging market countries. The Fund expects that a significant portion of its investments will be in securities of domestic issuers.

PORTFOLIO SELECTION In choosing individual equity investments, the Fund’s manager utilizes both a “top-down” evaluation of equity market sectors and an in-depth qualitative and quantitative analysis of individual equity securities. The manager employs this analysis to identify themes to help focus the Fund’s investments on sectors considered to have exceptional growth potential and on fast growing, innovative companies within these sectors. Consequently, the Fund, from time to time, may have significant positions in particular sectors such as technology (including electronic technology, technology services, biotechnology and health care technology), financial services, telecommunications and consumer goods.

MAIN RISKS

[Begin callout]

Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. This means you could lose money over short or even extended periods.

[End callout]

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline. A slower-

3

growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

AGGRESSIVE GROWTH STYLE INVESTING The Fund’s manager uses an aggressive growth strategy in choosing the Fund’s investments. As a result, an investment in the Fund involves a greater degree of risk and its share price may be more volatile than an investment in a conservative equity fund or a growth fund investing entirely in proven growth stocks. The prices of aggressive growth stocks are based largely on projections of the issuer’s future earnings and revenues and product development. If a company’s earnings or revenues fall short of expectations, or if its new products do not come on line on a timely basis, its stock price may fall dramatically. Prices of these companies’ securities historically have been more volatile than other securities, especially over the short term.

FOREIGN SECURITIES Investing in foreign securities involves risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are heightened in emerging markets and are discussed in more detail on page xx.

SMALLER AND MIDSIZE COMPANIES While smaller companies, and to some extent mid-size companies, may offer opportunities for capital growth, they also have significant risk. Historically, smaller and midsize company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over the short term. Such companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit to expand or they may have difficulty in repaying any loans which have a floating interest rate, and their growth prospects are less certain.

For example, smaller and midsize companies may lack depth of management or may have limited financial resources for growth or development. They may have limited product lines or market share. Such companies may be in new industries, or their new products and services may not find an established market or may become obsolete. Smaller and mid-sized companies’ securities may be less liquid which may adversely affect their price.

PERFORMANCE

This information gives some indication of the risks of investing in the Fund by comparing the Fund’s performance with a broad-based securities market index. Of course, past performance cannot predict or guarantee future results.

ADVISOR CLASS ANNUAL TOTAL RETURNS1

[Insert bar graph]

-20.06% []

01                    02

Year

Best Quarter:	Q[ ] ‘[ ] [ ]%
Worst Quarter:	Q[ ] ‘[ ] [ ]%

AVERAGE ANNUAL TOTAL RETURNS

For the periods ended December 31, 2002

	1 Year	Since Inception (12/29/00)
Franklin Global Aggressive Growth Fund - Advisor Class
Return Before Taxes	[ ]%	[ ]%
Return After Taxes on Distributions	[ ]%	[ ]%
Return After Taxes on Distributions and Sale of Fund Shares	[ ]%	[ ]%
MSCI World Growth Index[2]	[ ]%	[ ]%
(index reflects no deduction for fees, expenses, or taxes)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

All Fund performance assumes reinvestment of dividends and capital gains.

1. As of September 30, 2003, the Fund’s year-to-date return was []% for Advisor Class shares.

2. The unmanaged Morgan Stanley Capital International (MSCI) World Growth Index is market capitalization-weighted and measures total returns of equity securities with high price/book value ratios in developed markets globally. It includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

5

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Advisor Class
Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Advisor Class
Management fees[1]	0.20%
Distribution and service (12b-1) fees	None
Other expense, including administration fees[2]s	[ ]%

Total annual Fund operating expenses[1]	[ ]

Management fee reduction[1]	[ ]

Net annual Fund operating expenses[1]	[ ]

1.	For the fiscal year ended July 31, 2003, the manager and administrator agreed in advance to limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that total annual Fund operating expenses do not exceed 1.40%. With these reductions, management fees were []%. After July 31, 2004, the manager and administrator may end this arrangement at any time upon notice to the Board of Trustees.
2.	The “Other expenses” information in the table has been restated to reflect current fees and expenses.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year;

•	The Fund’s operating expenses remain the same; and

•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[ ]	$[ ]	$[ ]	$[ ]

FINANCIAL HIGHLIGHTS

This table presents the financial performance for Advisor Class since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

6

	Year ended July 31,
Advisor Class	2003	2002	2001[3]
Per share data ($)
Net asset value, beginning of year		8.29	10.00

Net investment income (loss)[1]		(.03)	.03
Net realized and unrealized losses		(1.89)	(1.74)

Total from investment operations		(1.92)	(1.71)

Less distributions from net investment income		(.08)	—

Net asset value, end of year		6.29	8.29

Total return (%)[2]		(23.23)	(17.10)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		186	238
Ratios to average net assets: (%)
Expenses		1.40	1.40[4]
Expenses excluding waiver and payments by affiliate		9.00	6.86[4]
Net investment income (loss)		(.43)	.59[4]
Portfolio turnover rate (%)		37.01	32.80

1.	Based on average weighted shares outstanding.
2.	Total return is not annualized.
3.	For the period December 29, 2000 (effective date) to July 31, 2001.
4.	Annualized.

7

Franklin Global Growth Fund

GOAL AND STRATEGIES

GOAL The Fund’s principal investment goal is long-term capital appreciation.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund invests primarily in equity securities of large growth companies located and doing business throughout the world. The manager focuses on established companies who are among the global leaders in their industries in terms of products, services, and technologies. Common stocks, preferred stocks and depositary receipts are examples of equity securities.

[Begin callout]

The Fund invests primarily in equity securities of large and mid cap growth companies located and doing business throughout the world.

[End callout]

The Fund invests in securities of companies that currently have rising profits and revenues and accelerating growth rates, that have superior products, services, brands and technologies, that participate in industries with above-average growth characteristics and that are highly competitive within their industry. The Fund may invest a significant portion of its assets in smaller and mid-sized companies. When suitable opportunities are available, the Fund may also invest in initial public offerings of securities, and may invest a small portion of its assets in private or illiquid securities, such as late stage venture capital financings. The Fund will not invest more than 40% of its net assets in any one country other than the U.S. and may invest up to approximately 10-15% of its net assets in emerging market countries. The Fund expects that a significant portion of its investments will be in securities of domestic issuers.

PORTFOLIO SELECTION In choosing individual equity investments, the Fund’s manager utilizes both a “top-down” evaluation of equity market sectors and an in-depth qualitative and quantitative analysis of individual equity securities. The manager employs this analysis to identify themes to help focus the Fund’s investments on sectors considered to have exceptional growth potential and on fast growing, innovative companies within these sectors. Consequently, the Fund, from time to time, may have significant positions in particular sectors such as technology (including electronic technology, technology services, biotechnology and health care technology), financial services, telecommunications and consumer goods.

MAIN RISKS

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Because the securities the Fund holds fluctuate in price, the value of your investment in the Fund will go up and down. This means you could lose money over short or even extended periods.

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STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual

8

company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

GROWTH STYLE INVESTING Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks may also be more volatile and expensive relative to their earnings or assets compared to other stocks. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends.

FOREIGN SECURITIES Investing in foreign securities involves risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are heightened in emerging markets and are discussed in more detail on page xx.

SMALLER AND MIDSIZE COMPANIES While smaller companies, and to some extent mid-size companies, may offer opportunities for capital growth, they also have significant risk. Historically, smaller and midsize company securities have been more volatile in price and have fluctuated independently form larger company securities, especially over the short term. Such companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit to expand or they may have difficulty in repaying any loans which have a floating interest rate, and their growth prospects are less certain.

PERFORMANCE

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past two calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

ADVISOR CLASS ANNUAL TOTAL RETURNS1

[Insert bar graph]

-29.44% [    ]%

01                        02

Year

Best Quarter:	Q[] ‘[]	[	]%
Worst Quarter:	Q[] ‘[]	[	]%

AVERAGE ANNUAL TOTAL RETURNS

For the periods ended December 31, 2002

	1 Year	Since Inception (12/29/00)
Franklin Global Growth Fund—Advisor Class
Return Before Taxes	[]%	[]%
Return After Taxes on Distributions	[]%	[]%
Return After Taxes on Distributions and Sale of Fund Shares	[]%	[]%
MSCI World Growth Index[2]	[]%	[]%
(index reflects no deduction for fees, expenses, or taxes)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

All Fund performance assumes reinvestment of dividends and capital gains.

1. As of September 30, 2003, the Fund’s year-to-date return was []% for Advisor Class shares.

2. Source: Standard & Poor’s Micropal. The unmanaged Morgan Stanley Capital International (MSCI) World Growth Index is market capitalization-weighted and measures total returns of equity securities with high price/book

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value ratios in developed markets globally. It includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Advisor Class
Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Advisor Class
Management fees1	0.25%
Distribution and service (12b-1) fees	None
Other expenses, including administration fees²	[]%

Total annual Fund operating expenses[1]	[]%

Management fee reduction[1]	[]%

Net annual Fund operating expenses[1]	[]%

1.	For the fiscal years ended July 31, 2003 the manager and administrator had agreed in advance to limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that total annual Fund operating expenses do not exceed 1.40%. With these reductions, management fees were []%. After July 31, 2004, the manager and administrator may end this arrangement at any time.
2.	The “Other expenses” information in the table has been restated to reflect current fees and expenses.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year;

•	The Fund’s operating expenses remain the same; and

•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[]	$[]	%[]	$[]

FINANCIAL HIGHLIGHTS

This table presents the financial performance for Advisor Class since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund

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assuming reinvestment of dividends and capital gains. This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Year ended July 31,
Advisor Class	2003	2002	2001[4]
Per share data ($)
Net asset value, beginning of year		7.83	10.00

Net investment income[1]		— [3]	.03
Net realized and unrealized losses		(2.03)	(2.20)

Total from investment operations		(2.03)	(2.17)

Less distributions from net investment income		(.09)	—

Net asset value, end of year		5.71	7.83

Total return (%)[2]		(26.07)	(21.70)

Ratios/supplemental data
Net assets, end of year ($ x 1,000)		186	219
Ratios to average net assets: (%)
Expenses		1.40	1.40[5]
Expenses excluding waiver and payments by affiliate		7.73	4.32[5]
Net investment income		.04	.57[5]
Portfolio turnover rate (%)		107.26	37.17

1.	Based on average weighted shares outstanding.
2.	Total return is not annualized.
3.	Actual net investment income per share was $.003.
4.	For the period December 29, 2000 (effective date) to July 31, 2001.
5.	Annualized.

MORE INFORMATION ON INVESTMENT POLICIES AND PRACTICES APPLICABLE TO THE FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND AND THE FRANKLIN GLOBAL GROWTH FUND

RISKS Each Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance. In addition to the risks set forth above that are specific to an investment in a particular Fund, there are risks common to all mutual funds. For example, a Fund’s share price may decline and an investor could lose money. Because each Fund is actively managed, it is subject to the risk of the manager’s judgment in the analysis and evaluation of securities selected for investment. Also, there is no assurance that a Fund will achieve its investment goal. The shares offered by this prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. An investment in any one or all of the Funds does not necessarily constitute a balanced investment program for any one investor.

EQUITY SECURITIES Each Fund invests primarily in equity securities. An equity security or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stock, and securities convertible into common stock, are examples of equity securities. A Fund cannot predict the income it will receive from

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equity securities because issuers generally have discretion as to the payment of any dividends or distributions.

DEPOSITARY RECEIPTS The Funds may buy American, European, and Global Depositary Receipts. Depositary receipts are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic company.

INITIAL PUBLIC OFFERINGS Initial public offerings (IPOs) of securities issued by unseasoned companies with little or no operating history are risky and their prices are highly volatile, but they can result in very large gains in their initial trading. Attractive IPOs are often oversubscribed and may not be available to the Funds, or only in very limited quantities. Thus, when the Funds’ size is smaller, any gains from IPOs will have an exaggerated impact on the Funds’ performance than when the Funds are larger. There can be no assurance that the Funds will have favorable IPO investment opportunities.

FOREIGN SECURITIES Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Many of the Funds’ investments are denominated in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of a Fund’s portfolio holdings. Currency markets generally are not as regulated as securities markets.

Political and economic developments. The political, economic and social structures of some countries the Funds invest in may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. A Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be

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less liquid and more volatile than many U.S. securities, which could limit a Fund’s ability to sell them at favorable prices.

Emerging markets. A Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. The countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short-term volatility in these markets, and declines of 50% or more, are not uncommon.

PORTFOLIO TURNOVER Each Fund’s portfolio turnover rate may be higher than that of other mutual funds. High portfolio turnover may involve additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

TECHNOLOGY COMPANIES Technology company stocks can be subject to abrupt or erratic price movements and have been volatile, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins.

ELECTRONIC TECHNOLOGY AND TECHNOLOGY SERVICES COMPANIES These companies also face the risks that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. These factors can affect the profitability of technology companies and, as a result, the value of their securities. In addition, many Internet-related companies are in the emerging stage of development and are particularly vulnerable to the risks that their business plans will not develop as anticipated and of rapidly changing technologies.

BIOTECHNOLOGY AND HEALTH TECHNOLOGY COMPANIES The biotechnology and health technology industries are subject to extensive government regulation. These industries will be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. For example, in the past several years, the U.S. Congress has considered legislation concerning health care reform and changes to the U.S. Food and Drug Administration’s (FDA) approval process, which would, if enacted, affect the biotechnology and health technology industries. In addition, these industries are characterized by competition and rapid technological developments which may make a company’s products or services obsolete in a short period of time. As these factors impact these industries, the value of your shares may fluctuate significantly over relatively short periods of time.

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TELECOMMUNICATION COMPANIES In addition to risks faced by the technology sector in general, telecommunication companies may be adversely affected by international, federal, and state regulations to which they are subject. In addition, this sector has been undergoing deregulations to enable increased competition, which could affect the companies in these sectors.

FINANCIAL SERVICES COMPANIES To the extent that a Fund has significant investments in financial services companies, general market and economic conditions as well as other risks specific to the financial services industry will impact the Fund’s investments and its performance. For example, increases in interest rates can have a negative effect on the profitability of financial services companies. Financial services companies are subject to extensive government regulation, which tends to limit not only the amount and types of loans and other financial commitments a financial services company can make, but the interest rates and fees it can charge. These limitations can have a significant impact on the profitability of a financial services company.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of a Fund’s assets in a temporary defensive manner or hold a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Temporary defensive investments generally may include short-term U.S. government securities, commercial paper, bank obligations, repurchase agreements and other money market instruments. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the Fund may be unable to achieve its investment goal.

More detailed information about the Funds, their policies and risks can be found in the Funds’ Statement of Additional Information (SAI).

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Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

[End callout]

MANAGEMENT

Franklin Advisers, Inc. (Advisers), One Franklin Parkway, San Mateo, CA 94403-1906, is the Funds’ investment manager. Advisers is a direct wholly owned subsidiary of Franklin Resources, Inc. (Resources). Together, Advisers and its affiliates manage over $297 billion in assets as of August 31, 2003.

Under an agreement with Advisers, Fiduciary International, Inc. (Fiduciary), 600 5th Avenue, New York, NY 10020, is the Funds’ sub-advisor. Fiduciary is an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust) which is a direct wholly owned subsidiary of Resources,. Fiduciary provides Advisers with investment management advice and assistance.

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The team responsible for each Fund’s management is:

FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND

Sheila Hartnett-Devlin CFA, Vice President of Fiduciary and Executive Vice President of Fiduciary Trust

Ms. Hartnett-Devlin has been a manager of the Fund since inception. She joined Fiduciary Trust in 1980.

Jeremy H. Biggs CFA, Portfolio Manager of Fiduciary and Vice Chairman and Chief Investment Officer of Fiduciary Trust

Mr. Biggs has been a manager of the Fund since inception. He joined Fiduciary Trust in 1978.

William C. Bunting, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Bunting has been a manager of the Fund since March 2003, Before joining Fiduciary in March 2003, Mr. Bunting was [        ].

FRANKLIN GLOBAL GROWTH FUND

Sheila Hartnett-Devlin CFA, Vice President of Fiduciary and Executive Vice President of Fiduciary Trust

Ms. Hartnett-Devlin has been a manager of the Fund since inception. She joined Fiduciary Trust in 1980.

John P. Remmert, Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Remmert has been a manager of the Fund since March 2002. He joined Fiduciary Trust in 2001. Previously, he was with Citibank Global Asset Management and the Federal Reserve.

William C. Bunting, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Bunting has been a manager of the Fund since March 2003, Before joining Fiduciary in March 2003, Mr. Bunting was [        ].

[Each Fund pays Advisers a fee for managing the Fund’s assets. For the fiscal year ended July 31, 2003, management fees, before any advance waiver, were 0.xx% of the Global Aggressive Growth Fund’s average net assets and 0.xx% of the Global Growth Fund’s average net assets.

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Under an agreement by the manager to waive or limit its fees and to reduce its fees to reflect reduced services resulting from the Funds’ investments in a Franklin Templeton money fund, neither Fund paid any management fees. After July 31, 2004, the manager may end this arrangement at any time upon notice to a Fund’s Board of Trustees. The manager, however, is required by the Funds’ Board of Trustees and an exemptive order by the Securities and Exchange Commission to reduce its fee if the Funds invest in a Franklin Templeton money fund.]

DISTRIBUTIONS AND TAXES

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). In addition to overall rate reduction, JGTRRA will provide you with significant tax relief on the income and gains distributed to you by the Funds.

Dividend Income. Under JGTRRA, certain dividend income paid to you by a Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from dividends received by a Fund after December 31, 2002 from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

Long-Term Capital Gains. Capital gain distributions paid to you by a Fund from the sale of portfolio securities after May 5, 2003 and any net long-term capital gain you realize from the sale of Fund shares after this date also will qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

INCOME AND CAPITAL GAIN DISTRIBUTIONS Each Fund intends to make a distribution at least annually from its net investment income and any net realized capital gains. The amount of any distribution will vary, and there is no guarantee a Fund will pay either an income dividend or a capital gain distribution.

Annual Statements Every January, you will receive a statement that shows the tax status of distributions you received the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

Avoid “Buying a Dividend” If you invest in a Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

TAX CONSIDERATIONS In general, if you are a taxable investor, Fund distributions are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Any capital gains a Fund

17

distributes are taxable as long-term capital gains no matter how long you have owned your shares. A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates.

Backup Withholding By law, each Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•	provide your correct social security or taxpayer identification number,

•	certify that this number is correct,

•	certify that you are not subject to backup withholding, and

•	certify that you are a U.S. person (including a U.S. resident alien).

Each Fund also must withhold if the IRS instructs it to do so.

When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Other Tax Information When you sell your shares in a Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale.

Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Any foreign taxes a Fund pays on its investments may be passed through to you as a foreign tax credit. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

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Your Account

QUALIFIED INVESTORS

The following investors may qualify to buy Advisor Class shares of the Funds.

•	Qualified registered investment advisors with clients invested in any series of Franklin Mutual Series Fund Inc. on October 31, 1996, or who buy through a broker-dealer or service agent who has an agreement with Franklin Templeton Distributors, Inc. (Distributors). Minimum investments: $1,000 initial and $50 additional.

•	Broker-dealers, registered investment advisors or certified financial planners who have an agreement with Distributors for clients participating in comprehensive fee programs. Minimum investments: $250,000 initial ($100,000 initial for an individual client) and $50 additional.

•	Officers, trustees, directors and full-time employees of Franklin Templeton Investments and their immediate family members. Minimum investments: $100 initial ($50 for accounts with an automatic investment plan) and $50 additional.

•	Each series of the Franklin Templeton Fund Allocator Series. Minimum investments: $1,000 initial and $1,000 additional.

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Franklin Templeton funds include all of the U.S. registered mutual funds of Franklin Templeton Investments, except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

[End callout]

•	Governments, municipalities, and tax-exempt entities that meet the requirements for qualification under section 501 of the Internal Revenue Code. Minimum investments: $1 million initial investment in Advisor Class or Class Z shares of any Franklin Templeton fund and $50 additional.

•	Accounts managed by Franklin Templeton Investments. Minimum investments: No initial minimum and $50 additional.

•	The Franklin Templeton Profit Sharing 401(k) Plan. Minimum investments: No initial or additional minimums.

•

Defined contribution plans such as employer stock, bonus, pension or profit sharing plans that meet the requirements for qualification under section 401 of the Internal Revenue Code, including salary reduction plans qualified under section 401(k) of the Internal Revenue Code, and that are sponsored by an employer (i) with at least 10,000 employees, (ii) with retirement plan assets of $100 million or more, or (iii) with retirement plan assets of $20 million or

19

more and who has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services or is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services. Minimum investments: No initial or additional minimums.

•	Trust companies and bank trust departments initially investing in Franklin Templeton funds at least $1 million of assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion. Minimum investments: No initial or additional minimums.

•	Individual investors. Minimum investments: $5 million initial and $50 additional. You may combine all of your shares in Franklin Templeton funds for purposes of determining whether you meet the $5 million minimum, as long as $1 million is in Advisor Class or Class Z shares of any Franklin Templeton fund.

•	Any other investor, including a private investment vehicle such as a family trust or foundation, who is a member of an established group of 11 or more investors. Minimum investments: $5 million initial and $50 additional. For minimum investment purposes, the group’s investments are added together. The group may combine all of its shares in Franklin Templeton funds for purposes of determining whether it meets the $5 million minimum, as long as $1 million is in Advisor Class or Class Z shares of any Franklin Templeton fund. There are certain other requirements and the group must have a purpose other than buying Fund shares without a sales charge.

Please note that Advisor Class shares of the Funds generally are not available to retirement plans through Franklin Templeton’s ValuSelect® program. Retirement plans in the ValuSelect program before January 1, 1998, however, may invest in the Funds’ Advisor Class shares.

20

BUYING SHARES

ACCOUNT APPLICATION If you are opening a new account, please complete and sign the enclosed account application. To save time, you can sign up now for services you may want on your account by completing the appropriate sections of the application (see “Investor Services” on page xx). For example, if you would like to link one of your bank accounts to your Fund account so that you may use electronic funds transfer to and from your bank account to buy and sell shares, please complete the bank information section of the application. We will keep your bank information on file for future purchases and redemptions. We do not accept cash, credit card convenience checks, non-bank money orders or travelers checks as forms of payment to purchase shares.

Buying shares

	Opening an account	Adding to an account
Through your investment representative	Contact your investment representative	Contact your investment representative

By Phone/Online (Up to $100,000 per shareholder per day) 1-800/632-2301 franklintempleton.com Note: certain account types are not available for online account access

If you have another Franklin Templeton fund account with your bank account information on file, you may open a new account by phone. At this time, a new account may not be opened online.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

Before requesting a telephone or online purchase into an existing account, please make sure we have your bank account information on file. If we do not have this information, you will need to send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

If you have online access, you will be able to add or change bank account information that we can use to process additional purchases into your Franklin Templeton account.

To make a same day investment, your phone or online order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

By Mail	Make your check payable to the Fund. Mail the check and your signed application to Investor Services.

Make your check payable to the Fund. Include your account number on the check.

Fill out the deposit slip from your account statement. If you do not have a slip, include a note with your name, the Fund name, and your account number.

Mail the check and deposit slip or note to Investor Services.

By Wire 1-800/632-2301 (or 1-650/312-2000 collect)

Call to receive a wire control number and wire instructions.

Wire the funds and mail your signed application to Investor Services. Please include the wire control number or your new account number on the application.

To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

Call to receive a wire control number and wire instructions. To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

By Exchange TeleFACTS® 1-800/247-1753 (around-the-clock access) franklintempleton.com

Call Shareholder Services at 1-800/632-2301, or send signed written instructions. You also may place an online exchange order. The TeleFACTS system cannot be used to open a new account.

(Please see page xx for information on exchanges.)

Call Shareholder Services at 1-800/632-2301 or our automated TeleFACTS system, or send signed written instructions. You also may place an online exchange order.

(Please see page xx for information on exchanges.)

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Franklin Templeton Investor Services P.O. Box 997151,

Sacramento, CA 95899-9983

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time) or

visit us online 24 hours a day,

7 days a week, at franklintempleton.com

INVESTOR SERVICES

AUTOMATIC INVESTMENT PLAN This plan offers a convenient way for you to invest in a Fund by automatically transferring money from your checking or savings account each month to buy shares. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your account application and mail it to Investor Services. If you are opening a new account, please include your minimum initial investment with your application.

AUTOMATIC PAYROLL DEDUCTION You may invest in a Fund automatically by transferring money from your paycheck to a Fund by electronic funds transfer. If you are interested, indicate on your application that you would like to receive an Automatic Payroll Deduction Program kit.

DISTRIBUTION OPTIONS You may reinvest distributions you receive from a Fund in an existing account in the same share class of the Fund or in Advisor Class or Class A shares of another Franklin Templeton fund. To reinvest your distributions in Advisor Class shares of another Franklin Templeton fund, you must qualify to buy that fund’s Advisor Class shares. For distributions reinvested in Class A shares of another Franklin Templeton fund, initial sales charges and contingent deferred sales charges (CDSCs) will not apply if you reinvest your distributions within 365 days. You also can have your distributions deposited in a bank account, or mailed by check. Deposits to a bank account may be made by electronic funds transfer.

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For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.

[End callout]

Please indicate on your application the distribution option you have chosen, otherwise we will reinvest your distributions in the same share class of the Fund.

RETIREMENT PLANS Franklin Templeton Investments offers a variety of retirement plans for individuals and businesses. These plans require separate applications and their policies and procedures may be different than those described in this prospectus. For more information, including a free retirement plan brochure or application, please call Retirement Services at 1-800/527-2020.

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TELEFACTS® Our TeleFACTS system offers around-the-clock access to information about your account or any Franklin Templeton fund. This service is available from touch-tone phones at 1-800/247-1753. For a free TeleFACTS brochure, call 1-800/DIAL BEN®.

TELEPHONE/ONLINE PRIVILEGES You will automatically receive telephone/online privileges when you open your account, allowing you to obtain or view your account information, and conduct a number of transactions by phone or online, including: buy, sell, or exchange shares of most funds; use electronic funds transfer to buy or sell shares of most funds; change your address; add or change your bank account information (online only); and add or change account services (including distribution options, systematic withdrawal plans and automatic investment plans).

To view your account information or request online transactions, you will first need to register for these services at the shareholder section of our website at franklintempleton.com. You will be asked to accept the terms of an online agreement(s) and establish a password for online services. If you are registered for online services, you may enroll online in Franklin Templeton’s electronic delivery program for your shareholder documents. This will allow you to receive electronic delivery (through our website) of most funds’ prospectuses, annual/semiannual reports to shareholders, and proxy statements, as well as your account(s) statements and trade confirmations, and discontinue receiving your paper copies through the U.S. mail. Using our shareholder website means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. We will request passwords or other information, and also may record calls. To help safeguard your account, keep your password confidential, and verify the accuracy of your confirmation statements immediately after you receive them. Contact us immediately if you believe someone has obtained unauthorized access to your account or password. For transactions done over the Internet, we recommend the use of an Internet browser with 128-bit encryption. Certain methods of contacting us (such as by phone or by Internet) may be unavailable or delayed during periods of unusual market activity. Of course, you can decline telephone buy, sell, or exchange privileges on your account application, or choose not to register for online privileges. If you have telephone/online privileges on your account and want to discontinue them, please contact us for instructions. You may reinstate these privileges at any time in writing, including online registration with respect to online privileges.

Note: We discourage you from including confidential or sensitive information in any Internet communication to us. If you do choose to send email (encrypted or not) to us over the Internet, you are accepting the associated risks of lack of confidentiality.

EXCHANGE PRIVILEGE You can exchange shares between most Franklin Templeton funds within the same class. You also may exchange your Advisor Class shares for Class A shares of a fund that does not currently offer an Advisor Class (without any sales charge)* or for Class Z shares of Franklin Mutual Series Fund Inc.

23

[Begin callout]

An exchange is really two transactions: a sale of one fund and the purchase of another. In general, the same policies that apply to purchases and sales apply to exchanges, including minimum investment amounts. Exchanges also have the same tax consequences as ordinary sales and purchases.

[End callout]

If you do not qualify to buy Advisor Class shares of Templeton Developing Markets Trust or Templeton Foreign Fund, you also may exchange your shares for Class A shares of those funds (without any sales charge)* or for shares of Templeton Institutional Funds, Inc.

Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee.

Because excessive trading can hurt fund performance, operations and shareholders, each Fund reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund (please see “Market Timers” on page xx).

*	If you exchange into Class A shares and you later decide you would like to exchange into a fund that offers an Advisor Class, you may exchange your Class A shares for Advisor Class shares if you otherwise qualify to buy the fund’s Advisor Class shares.

SYSTEMATIC WITHDRAWAL PLAN This plan allows you to automatically sell your shares and receive regular payments from your account. Certain terms and minimums apply. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your application.

SELLING SHARES

You can sell your shares at any time.

SELLING SHARES IN WRITING Generally, requests to sell $100,000 or less can be made over the phone, online, or with a simple letter. Sometimes, however, to protect you and each Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

[Begin callout]

A signature guarantee helps protect your account against fraud.

You can obtain a signature guarantee at most banks and securities dealers.

A notary public CANNOT provide a signature guarantee.

[End callout]

•	you are selling more than $100,000 worth of shares

24

•	you want your proceeds paid to someone who is not a registered owner

•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account

We also may require a signature guarantee on instructions we receive from an agent, not the registered owners, or when we believe it would protect the Funds against potential claims based on the instructions received.

SELLING RECENTLY PURCHASED SHARES If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier’s check may clear in less time.

REDEMPTION PROCEEDS Your redemption check will be sent within seven days after we receive your request in proper form. We are not able to receive or pay out cash in the form of currency. Redemption proceeds may be delayed if we have not yet received your signed account application.

RETIREMENT PLANS You may need to complete additional forms to sell shares in a Franklin Templeton Bank & Trust retirement plan. For participants under age 59 1/2, tax penalties may apply. Call Retirement Services at 1-800/527-2020 for details.

Selling shares

To sell some or all of your shares
Through your investment representative	Contact your investment representative

By Mail

Send written instructions and endorsed share certificates (if you hold share certificates) to Investor Services. Corporate, partnership or trust accounts may need to send additional documents.

Specify the Fund, the account number and the dollar value or number of shares you wish to sell. Be sure to include all necessary signatures and any additional documents, as well as signature guarantees if required.

A check will be mailed to the name(s) and address on the account, or otherwise according to your written instructions.

By Phone/Online 1-800/632-2301 franklintempleton.com

As long as your transaction is for $100,000 or less, you do not hold share certificates and you have not changed your address by phone or online within the last 15 days, you can sell your shares by phone or online.

A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

By Electronic Funds Transfer (ACH)

You can call, write, or visit us online to have redemption proceeds sent to a bank account. See the policies at left for selling shares by mail, phone, or online.

Before requesting to have redemption proceeds sent to a bank account, please make sure we have your bank account information on file. If we do not have this information, you will need to provide the banking instructions online or send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

If we receive your request in proper form by 1:00 p.m. Pacific time, proceeds sent by ACH generally will be available within two to three business days.

By Exchange	Obtain a current prospectus for the fund you are considering. Prospectuses are available online at franklintempleton.com.

TeleFACTS® 1-800/247-1753 (around-the-clock access)

Call Shareholder Services at the number below or our automated TeleFACTS system, or send signed written instructions. You also may place an exchange order online. See the policies at left for selling shares by mail, phone, or online.

If you hold share certificates, you will need to return them to the Fund before your exchange can be processed.

25

Franklin Templeton Investor Services P.O. Box 997151,

Sacramento, CA 95899-9983

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

or visit us online 24 hours a day, 7 days a week, at franklintempleton.com

ACCOUNT POLICIES

CALCULATING SHARE PRICE Each Fund calculates the net asset value per share (NAV) each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). The NAV for Advisor Class is calculated by dividing its net assets by the number of its shares outstanding.

Each Fund’s assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If a Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.

Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form.

ACCOUNTS WITH LOW BALANCES If the value of your account falls below $500 ($50 for employee accounts) because you sell some of your shares, we may mail you a notice asking you to bring the account back up to its applicable minimum investment amount. If you choose not to do so within 30 days, we may close your account and mail the proceeds to the address of record.

STATEMENTS, REPORTS AND PROSPECTUSES You will receive quarterly account statements that show all your account transactions during the quarter. You also will receive written notification after each transaction affecting your account (except for distributions and transactions made through automatic investment or withdrawal programs, which will be reported on your quarterly statement).

You also will receive the Funds’ financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called “householding,” will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301. At any time you may view current prospectuses and financial reports on our website.

26

If you choose, you may receive your statements, financial reports and prospectuses through electronic delivery (please see “Telephone/Online Privileges” on page xx).

INVESTMENT REPRESENTATIVE ACCOUNT ACCESS If there is a dealer or other investment representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from a Fund.

STREET OR NOMINEE ACCOUNTS You may transfer your shares from the street or nominee name account of one dealer to another, as long as both dealers have an agreement with Franklin Templeton Distributors, Inc. We will process the transfer after we receive authorization in proper form from your delivering securities dealer.

JOINT ACCOUNTS Unless you specify a different registration, accounts with two or more owners are registered as “joint tenants with rights of survivorship” (shown as “Jt Ten” on your account statement). To make any ownership changes to a joint account, all owners must agree in writing, regardless of the law in your state.

JOINT ACCOUNT RISK WITH TELEPHONE/ONLINE PRIVILEGES You will automatically receive telephone/online privileges when you open your account. If your account has more than one registered owner, telephone/online privileges allow a Fund to accept online registration for online services (including electronic delivery of shareholder documents) and transaction instructions online or by telephone from only one registered owner. This means that any one registered owner on your account, acting alone and without the consent of any other registered owner, may give a Fund instructions by telephone, online or in writing (subject to any limitations in telephone or online privileges) to:

•	Exchange shares from a jointly registered Fund account requiring all registered owner signatures into an identically registered money fund account that only requires one registered owner’s signature to redeem shares;

•	Redeem Fund shares and direct the redemption proceeds to a bank account that may or may not be owned by you and, if owned by you jointly with someone else, only requires one person to withdraw funds by check or otherwise;

•	Add/Change the bank account to which Fund share redemption proceeds may be sent, which bank account may not be owned by you;

•	Purchase Fund shares by debiting a bank account that may be owned by you; and

•	Add/Change the bank account that may be debited for Fund share purchases, which new account may be owned by you.

If you do NOT want another registered owner on your account to be able to issue these kinds of instructions to a Fund without your consent, you must instruct the Fund to deny/terminate online privileges and the ability to issue such instructions by telephone so that these types of

27

instructions will only be accepted in writing signed by all account owners. This decision will apply to any other fund into which you may exchange your jointly owned Fund shares. Any later decision to permit these types of instructions by telephone and/or online will need to be given to the Fund in a written instruction signed by all registered owners.

MARKET TIMERS Each Fund does not allow investments by Market Timers and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a Market Timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.

Anyone, including the shareholder or the shareholder’s agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund’s policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk.

ADDITIONAL POLICIES Please note that the Funds maintain additional policies and reserve certain rights, including:

•	The Funds may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.

•	The Funds may modify, suspend, or terminate telephone/online privileges at any time.

•	At any time, the Funds may change their investment minimums or waive or lower their minimums for certain purchases.

•	The Funds may modify or discontinue the exchange privilege on 60 days’ notice.

•	You may only buy shares of a fund eligible for sale in your state or jurisdiction.

•	In unusual circumstances, a Fund may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.

•	For redemptions over a certain amount, each Fund reserves the right, in the case of an emergency, to make payments in securities or other assets of the Fund, if the payment of cash proceeds by check, wire or electronic funds transfer would be harmful to existing shareholders.

•	To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Funds promptly.

DEALER COMPENSATION Qualifying dealers who sell Advisor Class shares may receive up to 0.25% of the amount invested. This amount is paid by Franklin Templeton Distributors, Inc. from its own resources.

QUESTIONS

28

If you have any questions about the Funds or your account, you can write to us at P.O. Box 997151, Sacramento, CA 95899-9983. You also can call us at one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.

Department Name	Telephone Number	Hours (Pacific time, Monday through Friday)
Shareholder Services	1-800/632-2301	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)
Fund Information	1-800/DIAL BEN® (1-800/342-5236)	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)
Retirement Services	1-800/527-2020	5:30 a.m. to 5:00 p.m.
Advisor Services	1-800/524-4040	5:30 a.m. to 5:00 p.m.
FTI Institutional Services	1-800/321-8563	6:00 a.m. to 4:00 p.m.
TDD (hearing impaired)	1-800/851-0637	5:30 a.m. to 5:00 p.m.
TeleFACTS® (automated)	1-800/247-1753	(around-the-clock access)

29

FOR MORE INFORMATION

You can learn more about each Fund in the following documents:

ANNUAL/SEMIANNUAL REPORT TO SHAREHOLDERS

Includes a discussion of recent market conditions and Fund strategies that significantly affected Fund performance during its last fiscal year, financial statements, detailed performance information, portfolio holdings and the auditor’s report.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

Contains more information about each Fund, its investments and policies. It is incorporated by reference (is legally a part of this prospectus).

For a free copy of the current annual/semiannual report or the SAI, please contact your investment representative or call us at the number below. You also can view the current annual/semiannual report online at franklintempleton.com.

You also can obtain information about each Fund by visiting the SEC’s Public Reference Room in Washington, DC

(phone 1-202/942-8090) or the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can obtain copies of this information, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by electronic request at the following email address: publicinfo@sec.gov.

[Insert FRANKLIN® TEMPLETON® INVESTMENTS logo]

One Franklin Parkway, San Mateo, CA 94403-1906

1-800/DIAL BEN® (1-800/342-5236)

TDD (Hearing Impaired) 1-800/851-0637

franklintempleton.com

<GAIN FROM OUR PERSPECTIVE®>

Investment Company Act file #811-10157	FGG PA 12/03

30

DECEMBER 1, 2003

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS

FIDUCIARY LARGE CAPITALIZATION GROWTH AND INCOME FUND

FIDUCIARY SMALL CAPITALIZATION EQUITY FUND

FIDUCIARY EUROPEAN SMALLER COMPANIES FUND

Fund shares are NOT deposits or other obligations of, or endorsed or guaranteed by any bank. Fund shares are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

AN INVESTMENT IN A FUND INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

1

Contents

THE FUNDS

[Begin callout]

Information about each Fund you should know before investing

[End callout]

FOR MORE INFORMATION

[Begin callout]

Where to learn more about each Fund

[End callout]

Back Cover

Fund shares are NOT deposits or other obligations of, or endorsed or guaranteed by any bank. Fund shares are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency. AN INVESTMENT IN A FUND INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

2

Fiduciary Large Capitalization Growth and Income Fund

(Large Capitalization Fund)

GOAL AND STRATEGIES

GOAL The Fund’s goal is long-term growth of principal and income.

MAIN INVESTMENT STRATEGY Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of large capitalization companies. Shareholders will be given 60 days’ advance notice of any change to this 80% policy.

The Fund invests mainly in dividend-paying equity securities that the manager believes will approximate the dividend yield of the companies that comprise the Standard & Poor’s 500 Composite Stock Price Index (S&P® 500), while attempting to keep taxable capital gains distributions relatively low. The manager focuses on a company’s securities’ dividend paying prospects in an effort to generate income. For this Fund, large capitalization companies are companies with market capitalizations (the total value of a company’s outstanding stock) within the top 50% of companies in the Russell 1000 Index or of more than $5 billion, at the time of purchase. That Index consists of 1,000 large companies that have publicly traded securities. The Fund may invest up to 20% of its net assets in equity securities of foreign companies that meet the criteria applicable to U.S. securities.

A TAX-SENSITIVE APPROACH TO INVESTING In pursuing its goal, the Fund will be managed in an attempt to keep its distributions of capital gains relatively low. For example, it will generally buy securities that it intends to hold for a number of years and avoid short-term trading. In deciding which securities to sell, the manager will consider their capital gain or loss situation, and may attempt to offset capital gains by timing its sales of securities that have gone down in value. Also, the manager will consider selling any security that has not met growth expectations, in which case the capital gain, if any, would be relatively small. Successful application of this strategy may result in shareholders incurring relatively larger amounts of capital gains when they ultimately sell their shares.

PORTFOLIO SELECTION The manager is a research driven, fundamental investor, pursuing a blend of growth and value strategies. The manager uses a “top-down” analysis of macroeconomic trends, market sectors (with some attention to the sector weightings in its comparative index) and industries combined with a “bottom-up” analysis of individual securities. In selecting investments for the Fund, the manager looks for companies it believes are positioned for growth in revenues, earnings or assets, and are selling at reasonable prices. The basic financial and operating strength and quality of a company and company management are also considered.

MAIN RISKS

3

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

Technology companies. Technology company stocks have been subject to abrupt or erratic price movements, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins. Prices of technology company stocks often change collectively without regard to the merits of individual companies.

BLEND-STYLE INVESTING A “blend” strategy results in investments in both growth and value stocks, or in stocks with characteristics of both. Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Value stock prices are considered “cheap” relative to the company’s perceived value and are often out of favor with other investors. However, if other investors fail to recognize the company’s value (and do not become buyers, or become sellers), or favor investing in faster-growing companies, value stocks may not increase in value as anticipated by the manager or may decline even further. By combining both styles, the manager seeks to diversify the risks and lower the volatility, but there is no assurance this strategy will have that result.

FOREIGN SECURITIES Investing in foreign securities may involve risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are discussed in more detail beginning on page xx.

4

Performance

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past four calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

ANNUAL TOTAL RETURNS1, 2, 3

[Insert bar graph]

8.42%	-1.70%	-10.89%	-21.33%
99	00	01	02

Year
Best Quarter:	Q4 ‘01	9.31%
Worst Quarter:	Q2 ‘02	-16.65%

AVERAGE ANNUAL TOTAL RETURNS

For the periods ended December 31, 2002

	1 Year	Since Inception (12/11/98)
Fiduciary Large Capitalization Growth and Income Fund—
Return Before Taxes	-21.33%	-5.39%
Return After Taxes on Distributions	-21.57%	-7.29%
Return After Taxes on Distributions and Sale of Fund Shares	-13.08%	-3.88%
Standard & Poor’s 500 Composite Index (S&P 500)[4]	-22.09%	-5.83%
(index reflects no deduction for fees, expenses, or taxes)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

Ongoing market volatility can significantly affect the Fund’s short-term performance; recent returns may differ.

1.	As of September 30, 2003, the Fund’s year-to-date return was []%.
2.	Performance prior to the July 24, 2003 reorganization reflects the historical performance of FTI Large Capitalization Growth and Income Fund.
3.	The Fund’s manager and administrator agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund. If they had not taken this action, the Fund’s total return would have been lower. [This waiver was discontinued effective November 30, 2003.]

5

4. Source: Standard & Poor’s Micropal. The S&P500 consists of 500 stocks chosen for market size, liquidity and industry representation. The S&P 500 is one of the most widely used benchmarks of U.S equity performance. The index is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)¹

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Management fees	0.75%
Distribution and service (12b-1) fees[1]	None
Other expenses (including administration fees)	0.[]	%

Total annual Fund operating expenses	[]	%

1.	The Board has approved a rule 12b-1 plan providing for payment of distribution fees of up to 0.25% per year of the Fund’s average net assets. The Fund, however, has no current intention to use the plan.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year;

•	The Fund’s operating expenses remain the same; and

•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[]	$[]	$[]	$[]

6

FINANCIAL HIGHLIGHTS

This table presents the Fund’s financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. The information for periods prior to the period December 1, 2002 to July 31, 2003, were audited by other auditors whose report dated January 3, 2003, was included in the annual report to shareholders for the year ended November 30, 2002. The information for the period December 1, 2002 to July 31, 2003, has been audited by PricewaterhouseCoopers, LLP, independent auditors, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Period ended July 31	Year ended December 31,
	2003[1]	2002	2001	2000	1999[5]
Per share data ($)
Net asset value, beginning of year		7.21	9.63	11.39	10.00

Net investment income		.04[2]	.04[2]	.03	.04[2]

Net realized and unrealized gains (losses)		(1.19)	(.81)	(.22)	1.38

Total from investment operations		(1.15)	(.77)	(.19)	1.42

Less distributions from:
Net investment income		(.05)	(.04)	(.03)	(.03)

Net realized losses		(.36)	(1.61)	(1.54)	—

Total Distributions		(.41)	(1.65)	(1.57)	(.03)

Net asset value, end of year		5.65	7.21	9.63	11.39

Total return (%)[3]		(16.93)[4]	(9.22)	(1.98)	14.20
Ratios/supplemental data
Net assets, end of year ($ x 1,000)		60,904	74,634	87,052	99,887
Ratios to average net assets: (%)
Expenses		1.03	1.03	.97	1.08[6]
Expenses excluding waiver and payments by affiliate		1.10	1.09	1.02	1.11[6]
Net investment income		.73	.61	.28	.37[6]
Portfolio turnover rate (%)		64.46	37.59	8.74	60.59

1.	Change in fiscal year resulting from the reorganization of the FTI Large Capitalization Growth and Income Fund on July 24, 2003.
2.	Based on average shares outstanding.
3.	Total return is not annualized for periods less than one year.
4.	The Fund’s manager fully reimbursed the fund for a loss on a transaction not meeting the Fund’s investment guidelines, which otherwise would have reduced total return by ..15%.
5.	For the period December 11, 1998 (effective date) to November 30, 1999.
6.	Annualized.

7

Fiduciary Small Capitalization Equity Fund

(Small Capitalization Equity Fund)

GOAL AND STRATEGIES

GOAL The Fund’s goal is to provide growth of principal.

MAIN INVESTMENT STRATEGY Under normal market conditions, the Fund will invest at least 80% of its net assets in marketable equity and equity-related securities of small capitalization companies. Shareholders will be given 60 days’ advance notice of any change to this 80% policy.

To seek its goal, the Fund invests in the common stocks of small cap companies that the manager believes are undervalued in the marketplace or have earnings that might be expected to grow faster than the U.S. economy in general. For this Fund, small capitalization companies are companies with market capitalizations (the total market value of a company’s outstanding stock) under $1.5 billion at the time of purchase. The Fund also may invest up to 10% of its net assets in foreign securities traded publicly in the U. S.

PORTFOLIO SELECTION The manager invests with a growth bias. As a “bottom-up” investor focusing primarily on individual securities, the manager typically seeks stocks of companies that it believes to have growth potential that is not reflected in the stock price, including companies with strong franchises, strong balance sheets and cash flows. Such companies typically possess a relatively high rate of return on invested capital so that future growth can be internally financed. They may offer the potential for accelerating earnings growth because they offer an opportunity to participate in new products, services and technologies.

MAIN RISKS

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline.

GROWTH INVESTING Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks also may be more volatile and expensive relative to their earnings or assets compared to value or other stocks. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends.

SMALLER COMPANIES While smaller companies may offer substantial opportunities for capital growth, they also

8

have significant risk. Historically, smaller company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over the short term. Smaller or relatively new companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit to expand, and their growth prospects may be certain.

For example, smaller companies may lack depth of management or may have limited financial resources for growth or development. They may have limited product lines or market share. Smaller companies may be in new industries, or their new products or services may not find an established market or may rapidly become obsolete. Smaller companies securities may be less liquid which may adversely affect their price. Investments in these companies may be considered speculative.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

Technology companies. Technology company stocks have been subject to abrupt or erratic price movements, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins. Prices of technology company stocks often change collectively without regard to the merits of individual companies.

Health technology companies may be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. In addition, this industry is characterized by competition and rapid technological developments which may make a company’s products or services obsolete in a short period of time.

FOREIGN SECURITIES Investing in foreign securities may involve risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are discussed in more detail beginning on page xx.

[Please also see “More Information on Investment Policies, Practices and Risks” on page xx.]

9

PERFORMANCE

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 7 calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

ANNUAL TOTAL RETURNS¹

[Insert graph]

23.40%	17.80%	3.03%	69.30%	3.05%	-15.58%	-35.44%
96	97	98	99	00	01	02

Year
Best Quarter:	Q4 ‘99	40.92%
Worst Quarter:	Q3 ‘01	-23.29%

AVERAGE ANNUAL TOTAL RETURNS1, 2, 3

For the periods ended December 31, 2002

	1 Year	5 Years	Since Inception (12/22/95)
Fiduciary Small Capitalization Equity Fund
Return Before Taxes	-35.44%	-0.41%	5.16%
Return After Taxes on Distributions	-35.44%	-1.34%	4.36%
Return After Taxes on Distributions and Sale of Fund Shares	-21.76%	-0.28%	4.25%
Russell 2000 Growth Index[4]	-30.26%	-6.59%	-1.50%
(Index reflects no deduction for fees, expenses, or taxes)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

Ongoing market volatility can significantly affect the Fund’s short-term performance; recent returns may differ.

1. As of September 30, 2003, the Fund’s year-to-date return was []%.

2. Performance prior to the July 24, 2003 reorganization reflects the historical performance of FTI Small Capitalization Equity Fund.

3. The Fund’s manager and administrator agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund. If they had not taken this action, the Fund’s total return would have been lower. [This waiver was discontinued effective November 30, 2003.].

4. Source: Standard & Poor’s Micropal. The Russell 2000 Growth Index is market capitalization-weighted and measures performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth

10

values. The index is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Management fees	1.00%
Distribution and service (12b-1) fees¹	None
Other expenses	0.[]%

Total annual Fund operating expenses	1.[]%

1.	The Board has approved a rule 12b-1 plan providing for payment of distribution fees of up to 0.25% per year of the Fund’s average net assets. The Fund, however, has no current intention to use the plan.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;
•	Your investment has a 5% return each year;
•	The Fund’s operating expenses remain the same; and
•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[]	$[]	$[]	$[]

11

FINANCIAL HIGHLIGHTS

This table presents the Fund’s financial performance for the past five years ended November 30, 2002 and the period from December 1, 2002 to July 31, 2003. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. The information for periods prior to the period December 1, 2002 to July 31, 2003, were audited by other auditors whose report dated January 3, 2003, was included in the annual report to shareholders for the year ended November 30, 2002. The information for the period December 1, 2002 to July 31, 2003, has been audited by PricewaterhouseCoopers, LLP, independent auditors, whose report along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Period ended July 31, 2003[2]	Year ended November 30,
		2002	2001	2000	1999	1998
Per share data ($)
Net asset value, beginning of year		18.71	21.00	20.81	13.26	14.37

Net investment income (loss)		(.15)[3]	(.13)[3]	(.15)	(.16)	(.15)[3]
Net realized and unrealized gains (losses)		(4.37)	(2.16)	2.25	7.71	(.61)

Total from investment operations		(4.52)	(2.29)	2.10	7.55	(.76)

Less distributions from net realized gains		(1.71)	—	(1.91)	—	(.35)

Net asset value, end of year		12.48	18.71	21.00	20.81	13.26

Total return (%)[1]		(26.65)	(10.90)	10.22	56.94	(5.34)
Ratios/supplemental data
Net assets, end of year ($ x 1,000)		59,882	97,660	109,385	72,752	46,233
Ratios to average net assets: (%)
Expenses		1.30	1.30	1.27	1.44	1.50
Expenses excluding waiver and payments by affiliate		1.34	1.32	1.29	1.44	1.51
Net investment loss		(1.01)	(.67)	(.68)	(.95)	(1.08)
Portfolio turnover rate (%)		178.05	111.67	90.01	130.23	157.96

1.	Total return is not annualized for periods less than one year.
2.	Change in fiscal year resulting from the reorganization of the FTI Large Capitalization Growth and Income Fund on July 24, 2003.
3.	Based on average shares outstanding.

12

Fiduciary European Smaller Companies Fund

(European Smaller Companies Fund)

GOAL AND STRATEGIES

GOAL The Fund’s goal is long-term growth of principal. The Fund’s investment goal (or objective) may be changed by the Fund’s Board of Trustees (Board) without shareholder approval.

MAIN INVESTMENT STRATEGY Under normal market conditions, the Fund will invest at least 80% of its net assets in a diversified portfolio of marketable equity and equity-related securities of smaller European companies. Shareholders will be given 60 days’ advance notice of any change to this 80% policy.

For this Fund, smaller European companies are companies with market capitalizations (the total market value of a company’s outstanding stock) between $100 million and $5 billion or the equivalent in local currencies, at the time of purchase. The Fund considers European companies to be those organized under the laws of a country in Europe or having a principal office in a country in Europe, or whose securities are listed or traded principally on a recognized stock exchange or over-the-counter in Europe. The Fund will generally invest in securities listed or traded on recognized international markets in any of the following European countries: Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Italy, Ireland, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

The benchmark of the Fund is the HSBC Smaller European Companies Index. This index is composed of approximately 1,500 companies in Europe that have market capitalizations in a similar range to that used by the Fund. The composition of the index is updated quarterly. All of the above countries in which the Fund may invest are presently included in the index except the Czech Republic, Hungary, Luxembourg, Poland and Turkey.

PORTFOLIO SELECTION The manager will use a disciplined investment focus, based on fundamental analysis and valuation, in selecting securities based on their perceived potential for growth.

The manager has identified an “emerging company” phenomenon in Europe, as new securities listings have increased the depth and breadth of the European equity markets. Many interesting and well-established smaller companies, previously in the private sector, are now accessible to investors and are still relatively undiscovered. The euro currency zone created by the European Economic and Monetary Unit (EEMU) has also facilitated a move away from top down country allocation to sector and stock selection as the major factor in identifying securities that may have above average returns.

13

As a bottom up investor focusing primarily on individual securities, the Fund may from time to time have significant investments in one or more countries, particularly the United Kingdom, which represents a heavier weighting in the HSBC Smaller European Index. The manager does not select investments for the Fund that are merely representative of the European small cap asset class, but instead aims to produce a portfolio of securities of dynamic companies operating in sectors that offer attractive growth potential as a result of secular changes. The manager has a team of research analysts dedicated to the identification of smaller companies that have, in their opinion, the potential to provide above average performance. While the manager seeks to outperform the HSBC Smaller European Index, positions may be taken by the Fund that are not represented in that index.

MAIN RISKS

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other types of investments over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline.

GROWTH INVESTING Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks also may be more volatile and expensive relative to their earnings or assets compared to value or other stocks. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends.

FOREIGN SECURITIES Investing in foreign securities may involve risks, particularly changes in currency exchange rates, that can increase the potential for losses in the Fund. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks are heightened in emerging markets and are discussed in more detail beginning on page xx.

Region. Investment in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. The Fund is subject to greater risks of adverse events that occur in the region and may experience greater volatility than a fund that is more broadly diversified geographically. Political or economic disruptions in European countries, even in countries in which the Fund is not invested, may adversely affect security values and thus the Fund’s holdings.

SMALLER COMPANIES While smaller companies may offer substantial opportunities for capital growth, they also have significant risk. Historically, smaller company securities have been more volatile

14

in price and have fluctuated independently from larger company securities, especially over the short term. Smaller or relatively new companies can be particularly sensitive to changing economic conditions, including increases in interest rates because borrowing costs go up and it may be more difficult for them to obtain credit to expand, and their growth prospects may be certain.

For example, smaller companies may lack depth of management or may have limited financial resources for growth or development. They may have limited product lines or market share. Smaller companies may be in new industries, or their new products or services may not find an established market or may rapidly become obsolete. Smaller companies securities may be less liquid which may adversely affect their price. Investments in these companies may be considered speculative.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

[Please also see “More Information on Investment Policies, Practices and Risks” on page xx.]

15

Performance

This bar chart and table show the volatility of the Fund’s returns, which is one indicator of the risks of investing in the Fund. The bar chart shows changes in the Fund’s returns over the past 2 calendar years. The table shows how the Fund’s average annual total returns compare to those of a broad-based securities market index. Of course, past performance (before or after taxes) cannot predict or guarantee future results.

ANNUAL TOTAL RETURNS¹

[Insert graph]

-29.94%	-25.24%
2001	2002

Year
Best Quarter:	Q4 ‘01	11.43%
Worst Quarter:	Q3 ‘02	-29.32%

AVERAGE ANNUAL TOTAL RETURNS¹

For the periods ended December 31, 2002

	1 Year	Since Inception (1/2/01)
Fiduciary European Smaller Companies Fund
Return Before Taxes	-25.24%	-27.62%
Return After Taxes on Distributions	-25.22%	-27.61%
Return After Taxes on Distributions and Sale of Fund Shares	-15.44%	-21.30%
HSBC Smaller European Companies Index[2]	-8.86%	-16.24
(index reflects no deduction for fees, expenses, or taxes)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your particular tax situation and may differ from those shown.

These after-tax return figures do not apply to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The Fund’s past performance, before and after taxes, is not necessarily an indication of how it will perform in the future.

Ongoing market volatility can significantly affect the Fund’s short-term performance; recent returns may differ.

1.	As of September 30, 2003, the Fund’s year-to-date return was []%.
2.	Performance prior to the July 24, 2003 reorganization reflects the historical performance of FTI European Smaller Companies Fund.
3.	The Fund’s manager and administrator agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund. If they had not taken this action, the Fund’s total return would have been lower. [This waiver was discontinued effective November 30, 2003.]
4.	Source: The HSBC Investment Bank PLC. The HSBC Smaller European Companies Index comprises about 1,500 companies in Europe having market capitalizations in a similar range to that used by the Fund. The index composition is updated quarterly. The index is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund’s portfolio.

FEES AND EXPENSES

16

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Management fees	1.00%
Distribution and service (12b-1) fees[1]	None
Other expenses[1]	0.[]	%

Total annual Fund operating expenses	1.[]	%

1.	The Board has approved a rule 12b-1 plan providing for payment of distribution fees of up to 0.25% per year of the Fund’s average net assets. The Fund, however, has no current intention to use the plan.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year;

•	The Fund’s operating expenses remain the same; and

•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[]	$[]	$[]	$[]

17

FINANCIAL HIGHLIGHTS

This table presents the Fund’s financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. The information for periods prior to the period December 1, 2002 to July 31, 2003, were audited by other auditors whose report dated January 3, 2003, was included in the annual report to shareholders for the year ended November 30, 2002. The information for the period December 1, 2002 to July 31, 2003, has been audited by PricewaterhouseCoopers, LLP, independent auditors, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request.

	Period ended July 31, 2003³	Year ended November 30,
		2002	2001[4]
Per share data ($)
Net asset value, beginning of year		6.89	10.00

Net investment income (loss)¹		(.01)	(.02)
Net realized and unrealized losses		(1.61)	(3.09)

Total from investment operations		(1.62)	(3.11)

Net asset value, end of year		5.27	6.89

Total return (%)[2]		(23.51)	(31.10)
Ratios/supplemental data
Net assets, end of year ($ x 1,000)		14,970	14,495
Ratios to average net assets: (%)
Expenses		1.20	1.20[5]
Expenses excluding waiver and payments by affiliate		1.61	2.62[5]
Net investment loss		(.14)	(.28)[5]
Portfolio turnover rate (%)		131.90	82.43

1.	Based on average shares outstanding.
2.	Total return is not annualized for periods less than one year.
3.	Change in fiscal year resulting from the reorganization of the FTI European Smaller Companies Fund on July 24, 2003.
4.	For the period January 2, 2001 (effective date) to November 30, 2001.
5.	Annualized.

18

MORE INFORMATION ON INVESTMENT POLICIES, PRACTICES AND RISKS

RISKS Each Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance. In addition to the risks set forth above that are specific to an investment in a particular Fund, there are risks common to all mutual funds. For example, a Fund’s share price may decline and an investor could lose money. Because each Fund is actively managed, it is subject to the risk of the manager’s judgment in the analysis and evaluation of securities selected for investment. Also, there is no assurance that a Fund will achieve its investment goal. The shares offered by this prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. An investment in any one or all of the Funds does not necessarily constitute a balanced investment program for any one investor.

EQUITY SECURITIES Each Fund invests primarily in equity securities. An equity security or stock, represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stock, and securities convertible into common stock, are examples of equity securities. A Fund cannot predict the income it will receive from equity securities because issuers generally have discretion as to the payment of any dividends or distributions.

FOREIGN SECURITIES Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Certain of the Funds’ investments may be issued and traded in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of a Fund’s foreign portfolio holdings.

Political and economic developments. The political, economic and social structures of some countries the Funds invest in may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. A Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of

19

foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit a Fund’s ability to sell them at favorable prices.

Emerging markets. A Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. The countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short-term volatility in these markets, and declines of 50% or more, are not uncommon.

ILLIQUID SECURITIES Each Fund may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market. Illiquid securities may not be readily sold or may only be resold at a price significantly lower than if they were liquid.

INITIAL PUBLIC OFFERINGS Initial public offerings (IPOs) of securities issued by unseasoned companies with little or no operating history are risky and their prices are highly volatile. Attractive IPOs are often oversubscribed and may not be available to the Funds or only in very limited quantities. Thus, when a Fund’s size is smaller, any gains from IPOs will have an exaggerated impact on a Fund’s reported performance than when the Fund is larger.

20

PORTFOLIO TURNOVER The Large Capitalization Fund approach to portfolio turnover has been discussed above. The following discussion relates to Small Capitalization Equity Fund and European Smaller Companies Fund. Although the Funds do not intend to invest for the purpose of seeking short-term profits, securities in their portfolios will be sold whenever the manager believes it is appropriate to do so in light of that Fund’s investment goal without regard to the length of time a particular security has been held. The rate of portfolio turnover for the Funds may exceed that of certain other mutual funds with the same investment objective. A higher rate of portfolio turnover involves correspondingly greater transaction expenses that must be borne directly by a Fund and, thus, indirectly by its shareholders. In addition, a high rate of portfolio turnover may result in the realization of larger amounts of capital gains which, when distributed to a Fund’s shareholders, are taxable to them. Nevertheless, transactions for each Fund’s portfolio will be based only upon investment considerations and will not be limited by any other considerations when the manager deems it appropriate to make changes in a Fund’s portfolio. A portfolio turnover rate exceeding 100% is considered to be high.

SECTOR RISKS Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. Although the managers do not expect to concentrate any of the Fund’s investments in any one sector or industry, they may allocate more of the Fund’s portfolio holdings to a particular sector. In such case, the Fund’s performance will be more susceptible to any economic, business or other developments that generally affect that sector.

TEMPORARY DEFENSIVE INVESTMENTS When a manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities, or seeks to maintain liquidity, it may invest all or substantially all of the Fund’s assets in U.S. or non-U.S. currency short-term investments, including cash or cash equivalents. Under these circumstances, the Fund may temporarily [depart from its principal investment strategy and] be unable to pursue its investment goal. [This may cause a Fund to give up greater investment returns to attempt to maintain the safety of principal, that is, the original amount invested by shareholders.]

More detailed information about the Funds, their policies and risks can be found in the Funds’ Statement of Additional Information.

MANAGEMENT

Fiduciary International, Inc. (Fiduciary), located at 600 Fifth Avenue, New York, New York 10020-2302, is the Funds’ investment manager. Fiduciary is an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust), which is a direct wholly owned subsidiary of Franklin Resources, Inc. Together, Fiduciary and its affiliates manage over $297 billion in assets as of August 30, 2003.

The following persons are responsible for the Funds’ portfolio management:

LARGE CAPITALIZATION FUND

21

S. Mackintosh Pulsifer, Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Pulsifer has been a manager of the Fund since inception. He joined Fiduciary Trust in 1988.

Carl Scaturo, Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Scaturo has been a manager of the Fund since inception. He joined Fiduciary Trust in 1990.

SMALL CAPITALIZATION EQUITY FUND

John P. Callaghan, Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Callaghan has been a manager of the Fund since 2001. Prior to joining Fiduciary Trust in 2001, he was Managing Director at Deutsche Asset Management.

Alison J. Schatz, CFA, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Ms. Schatz has been a manager of the Fund since January 2003. She joined Fiduciary Trust in 1985.

EUROPEAN SMALLER COMPANIES FUND

Margaret S. Lindsay, Vice President of Fiduciary and Executive Vice President of Fiduciary Trust

Ms. Lindsay has been a manager of the Fund since inception. She joined Fiduciary Trust in 1991.

Pratik M. Patel, Portfolio Manager of Fiduciary and Vice President of Fiduciary Trust

Mr. Patel has been a manager of the Fund since inception. He joined Fiduciary Trust in 1998.

Alexandre Oltramare, Assistant Vice President of Fiduciary

Mr. Oltramare has been a manager of the Fund since inception. He joined Fiduciary Trust in 1996.

Each Fund pays Fiduciary a fee for managing the Funds’ assets. For the period from December 31, 2002 to July 31, 2003, management fees, before any advance waiver, were

22

[]%, []% and []%, respectively, of the average daily net assets of Large Capitalization Growth and Income Fund, Small Capitalization Equity Fund and European Smaller Companies Fund. Under an agreement by the manager to limit its fees, Large Capitalization Growth and Income Fund, Small Capitalization Equity Fund and European Smaller Companies Fund paid []%, []% and []%, respectively, of its average daily net assets to the manager for its services. [This waiver was discontinued effective November 30, 2003.]

DISTRIBUTIONS AND TAXES

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). In addition to overall rate reduction, JGTRRA will provide you with significant tax relief on the income and gains distributed to you by the Funds.

Dividend Income. Under JGTRRA, certain dividend income paid to you by a Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from dividends received by a Fund after December 31, 2002 from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

Long-Term Capital Gains. Capital gain distributions paid to you by a Fund from the sale of portfolio securities after May 5, 2003 and any net long-term capital gain you realize from the sale of Fund shares after this date also will qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

INCOME AND CAPITAL GAIN DISTRIBUTIONS The Large Capitalization Fund typically intends to pay an income dividend quarterly from its net investment income. The Small Capitalization Fund typically intends to pay an income dividend semi-annually from its net investment income. The European Smaller Companies Fund intends to pay an income dividend annually from its net investment income. For each Fund, capital gains, if any, may be distributed at least annually. The amount of any distributions will vary, and there is no guarantee a Fund will pay either income dividends or a capital gain distribution. Your income dividend and capital gain distribution will be automatically reinvested in additional shares without a sales charge, unless you elect cash payments.

Avoid “Buying a Dividend” If you invest in a Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

23

TAX CONSIDERATIONS In general, if you are a taxable investor, Fund distributions are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Any capital gains a Fund distributes are taxable as long-term capital gains no matter how long you have owned your shares. Every January, you will receive a statement that shows the tax status of distributions you received for the previous year.

Backup Withholding By law, each Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•	provide your correct social security or taxpayer identification number,

•	certify that this number is correct,

•	certify that you are not subject to backup withholding, and

•	certify that you are a U.S. person (including a U.S. resident alien).

Each Fund also must withhold if the IRS instructs it to do so.

When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Other Tax Information When you sell your shares in a Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale.

Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. For the European Smaller Companies Fund, any foreign taxes that this Fund pays on its investments may be passed through to you as a foreign tax credit. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

24

Your Account

[QUALIFIED INVESTORS]

The Funds are generally only available to the following:

•	Individuals and institutions who have a client relationship with Fiduciary Trust or subsidiaries of Fiduciary Trust.

•	Full time employees, officers, trustees and directors of Franklin Templeton entities, and their immediate family members.

Buying Shares

Minimum investments	Initial	Additional
Regular accounts	$1,000	no minimum
UGMA/UTMA accounts	$100	$50
Full-time employees, officers, trustees and directors of Franklin Templeton entities, and their immediate family members	$100	$50

This prospectus should be read together with any account agreement maintained for required minimum investment amounts imposed by Fiduciary Trust or subsidiaries of Fiduciary Trust. Certain Franklin Templeton funds offer multiple share classes not offered by the Funds. Please note that for selling or exchanging your shares, or for other purposes, each Fund’s shares are considered Advisor Class shares.

DISTRIBUTION AND SERVICE (12B-1) FEES Each Fund has a distribution plan, sometimes known as a Rule 12b-1 plan, that allows a Fund to pay distribution and other fees of up to 0.25% per year for the sale of shares and for services provided to shareholders. The Funds have no current intention to use the Rule 12b-1 plan.

If you are opening a new account, please complete and sign an Account Application.

Buying shares

	Opening an account	Adding to an account
Through your investment representative	Contact your investment representative	Contact your investment representative

By Phone (Up to $100,000 per shareholder per day) 1-800/632-2301

If you have another Franklin Templeton fund account with your bank account information on file, you may open a new account by phone.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

Before requesting a telephone purchase into an existing account, please make sure we have your bank account information on file. If we do not have this information, you will need to send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

25

By Mail	Make your check payable to the Fund. Mail the check and your signed application to Investor Services.

Make your check payable to the Fund. Include your account number on the check.

Fill out the deposit slip from your account statement. If you do not have a slip, include a note with your name, the Fund name, and your account number.

Mail the check and deposit slip or note to Investor Services.

By Wire 1-800/632-2301 (or 1-650/312-2000 collect)

Call to receive a wire control number and wire instructions.

Wire the funds and mail your signed application to Investor Services. Please include the wire control number or your new account number on the application.

To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

Call to receive a wire control number and wire instructions. To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

By Exchange Our website ftci.com	Call Investor Services at the number below, or send signed written instructions. (Please see page 25 for information on exchanges.)	Call Investor Services at the number below, or send signed written instructions. (Please see page 25 for information on exchanges.)

Franklin Templeton Investor Services, LLC

P.O. Box 33030, St. Petersburg, FL 33733-8030

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

INVESTOR SERVICES

DISTRIBUTION OPTIONS Your dividends and capital gain distributions will be automatically reinvested in additional shares, unless you elect cash payments.

TELEPHONE PRIVILEGES You will automatically receive telephone privileges when you open your account, allowing you and your investment representative to sell or exchange your shares and make certain other changes to your account by phone.

For accounts with more than one registered owner, telephone privileges also allow the Funds to accept written instructions signed by only one owner for transactions and account changes that could otherwise be made by phone. For all other transactions and changes, all registered owners must sign the instructions. In addition, our telephone exchange privilege allows you to exchange shares by phone from a fund account requiring two or more signatures into an identically registered money fund account requiring only one signature for all transactions. This type of telephone exchange is available as long as you have telephone exchange privileges on your account.

26

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. Of course, you can decline telephone exchange or redemption privileges on your account application.

The telephone transaction options available to retirement plans are limited to those that are provided under the plan.

EXCHANGE PRIVILEGE You can exchange shares of a Fund with those of other Franklin Templeton funds that offer Advisor Class shares. You also may exchange your shares for Class A shares of a fund that does not currently offer an Advisor Class (without any sales charge)* or for Class Z shares of Franklin Mutual Series Fund Inc.

[Begin callout]

An exchange is really two transactions: a sale of one fund and the purchase of another. In general, the same policies that apply to purchases and sales apply to exchanges, including minimum investment amounts. Exchanges also have the same tax consequences as ordinary sales and purchases.

[End callout]

Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee.

Because excessive trading can hurt fund performance, operations and shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Funds or their manager believe the Funds would be harmed or unable to invest effectively, or (ii) the Funds receive or anticipate simultaneous orders that may significantly affect the Funds (please see “Market Timers” on page xx).

*If you exchange into Class A shares and you later decide you would like to exchange into a fund that offers an Advisor Class, you may exchange your Class A shares for Advisor Class shares if you otherwise qualify to buy the fund’s Advisor Class shares.

SELLING SHARES

You can sell your shares at any time.

SELLING SHARES IN WRITING Generally, requests to sell $100,000 or less can be made over the phone, or with a simple letter. Sometimes, however, to protect you and the Funds we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

•	you are selling more than $100,000 worth of shares

•	you want your proceeds paid to someone who is not a registered owner

•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account

[Begin callout]

27

A signature guarantee helps protect your account against fraud. You can obtain a signature guarantee at most banks and securities dealers.

A notary public CANNOT provide a signature guarantee.

[End callout]

We also may require a signature guarantee on instructions we receive from an agent, not the registered owners, or when we believe it would protect the Funds against potential claims based on the instructions received.

SELLING RECENTLY PURCHASED SHARES If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier’s check may clear in less time.

Your redemption check will be sent within seven days after we receive your request in proper form. We are not able to receive or pay out cash in the form of currency. Redemption proceeds may be delayed if we have not yet received your signed account application.

Selling shares

To sell some or all of your shares
Through your investment representative	Contact your investment representative

By Mail

Send written instructions to Investor Services. Corporate, partnership or trust accounts may need to send additional documents.

Specify the Fund, the account number and the dollar value or number of shares you wish to sell. Be sure to include all necessary signatures and any additional documents, as well as signature guarantees if required.

A check will be mailed to the name(s) and address on the account, or otherwise according to your written instructions.

By Phone 1-800/632-2301

As long as your transaction is for $100,000 or less and you have not changed your address by phone within the last 15 days, you can sell your shares by phone.

A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

By Exchange

Obtain a current prospectus for the fund you are considering.

Call Investor Services at the number below or send signed written instructions. See the policies above for selling shares by mail or phone.

Franklin Templeton Investor Services, LLC

P.O. Box 33030, St. Petersburg, FL 33733-8030

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

28

ACCOUNT POLICIES

CALCULATING SHARE PRICE Each Fund calculates the net asset value per share (NAV) each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). The NAV for each Fund is calculated by dividing its net assets by the number of its shares outstanding.

Each Fund’s assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If a Fund holds securities listed primarily on a foreign exchange that trades on days when the Funds are not open for business, the value of your shares may change on days that you cannot buy or sell shares.

Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form.

ACCOUNTS WITH LOW BALANCES If the value of your account falls below $1,000 ($50 for employee accounts) because you sell some of your shares, we may mail you a notice asking you to bring the account back up to its applicable minimum investment amount. If you choose not to do so within 30 days, we may close your account and mail the proceeds to the address of record.

STATEMENTS, REPORTS AND PROSPECTUSES You will receive quarterly account statements that show all your account transactions during the quarter. You also will receive written notification after each transaction affecting your account (except for distributions, which will be reported on your quarterly statement).

You also will receive the Funds’ financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called “householding,” will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301.

FINANCIAL ADVISOR ACCOUNT ACCESS If there is a financial advisor or other investment representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Funds.

STREET OR NOMINEE ACCOUNTS You may transfer your shares from the street or nominee name account of one dealer to another, as long as both dealers have an agreement with Franklin/Templeton Distributors, Inc. (Distributors) We will process the transfer after we receive authorization in proper form from your delivering securities dealer.

29

JOINT ACCOUNTS Unless you specify a different registration, accounts with two or more owners are registered as “joint tenants with rights of survivorship” (shown as “Jt Ten” on your account statement). To make any ownership changes to a joint account, all owners must agree in writing, regardless of the law in your state.

MARKET TIMERS Each Fund may restrict or refuse purchases or exchanges by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.

Anyone, including the shareholder or the shareholder’s agent, who is considered to be a Market Timer by the Funds, their manager or shareholder services agent, will be issued a written notice of their status and each Fund’s policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk. Some funds do not allow investments by Market Timers.

ADDITIONAL POLICIES Please note that each Fund maintains additional policies and reserves certain rights, including:

•	The Fund may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.

•	The Fund may modify, suspend, or terminate telephone privileges at any time.

•	At any time, the Fund may change its investment minimums or waive or lower their minimums for certain purchases.

•	Investors who purchase, redeem or exchange shares through a financial intermediary may be charged a service fee by that financial intermediary.

•	The Fund may modify or discontinue the exchange privilege on 60 days’ notice.

•	You may only buy shares of a fund eligible for sale in your state or jurisdiction.

•	In unusual circumstances, we may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.

•	For redemptions over a certain amount, the Fund reserves the right, in the case of an emergency, to make payments in securities or other assets of the Fund, if the payment of cash proceeds by check or wire would be harmful to existing shareholders.

•	To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Fund promptly.

DEALER COMPENSATION Qualifying dealers who sell shares may receive up to 0.25% of the amount invested. This amount is paid by Distributors from its own resources.

QUESTIONS

30

If you have any questions about the Funds or your account, you can write to us at Shareholder Services, P.O. Box 33030, St. Petersburg, FL 33733-8030. You also can call us at 1-800/632-2301 (TDD (Hearing Impaired) 1-800/851-0637). For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.

FOR MORE INFORMATION

You can learn more about each Fund in the following documents:

Annual/Semiannual Report to Shareholders

Includes a discussion of recent market conditions and Fund strategies that significantly affected Fund performance during its last fiscal year, financial statements, detailed performance information, portfolio holdings and the auditor’s report.

Statement of Additional Information (SAI)

Contains more information about each Fund, its investments and policies. It is incorporated by reference (is legally a part of this prospectus). For a free copy of the SAI, please contact us at 1-800/321-8563.

You also can obtain information about each Fund by visiting the SEC’s Public Reference Room in Washington, DC (phone 1-202/942-8090) or the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can obtain copies of this information, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by electronic request at the following e-mail address: publicinfo@sec.gov.

Investment Company Act file #811-10157	FGT1 P 12/03
Registrant: Franklin Global Trust

FIDUCIARY

TRUST

INTERNATIONAL

31

DECEMBER 1, 2003

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS

FIDUCIARY CORE FIXED INCOME FUND

FIDUCIARY CORE PLUS FIXED INCOME FUND

FRANKLIN INTERNATIONAL SMALLER COMPANIES GROWTH FUND

Fund shares are NOT deposits or other obligations of, or endorsed or guaranteed by any bank. Fund shares are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

AN INVESTMENT IN A FUND INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

1

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

FOR MORE INFORMATION

[Begin callout] Where to learn more about each Fund [End callout]

Back Cover

2

FIDUCIARY CORE FIXED INCOME FUND

(Core Fund)

GOAL AND STRATEGIES

GOAL The Fund’s investment goal is total return.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund will invest at least 80% of its net assets in debt securities of varying maturities. Shareholders will be given at least 60 days’ advance notice of any change to this 80% policy.

[Begin call out]

The Fund invests primarily in investment grade U.S. dollar denominated debt securities of U.S. issuers.

[End callout]

A debt security obligates the issuer to the bondholders, both to repay a loan of money at a future date and generally to pay interest. Common debt securities are secured and unsecured bonds, bonds convertible into common stock, zero coupon bonds, notes, and short-term debt instruments. Debt securities tend to increase in value when interest rates decline.

The Fund expects to invest in investment grade U.S. dollar denominated debt securities of U.S. issuers. Securities rated in the top four rating categories by an independent rating agency such as Standard & Poor’s Ratings Group (S&P®) or Moody’s Investors Service (Moody’s) are considered investment grade. The Fund generally invests in securities rated at least Baa by Moody’s or BBB by S&P or, if unrated, deemed comparable by the Fund’s manager, that are in the following core fixed income sectors:

•	U.S. government securities, including securities issued or guaranteed by the U.S. government, its agencies or instrumentalities;
•	mortgage and asset-backed securities; and
•	corporate debt securities, including commercial paper.

If, however, a security is downgraded in rating or goes into default, the Fund will not automatically sell the security. The Fund may seek to gain market exposure to the securities in which it primarily invests by using investment techniques such as buy-backs and dollar rolls. Derivate investments may be used to help manage interest rate risks, increase liquidity or invest in a particular debt security in a more efficient way. The average portfolio duration will vary depending on the manager’s evaluation and forecast for interest rates.

PORTFOLIO SELECTION The Fund’s manager allocates its investments among the various types of debt securities based on its assessment of the U.S. market, industry and issuer conditions, and the opportunities presented within the various sectors.

The manager uses a top-down/bottom-up selection process and relies on both internal and external research to identify individual securities. The credit research process focuses on bottom-up credit selection that relies on the manager’s independent investment analysis to evaluate the

3

credit-worthiness of the issuer. The manager considers a variety of factors, including the issuer’s historical balance sheets, income and cash flow statements, as well as projected earnings and the need for future borrowings.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities or seeks to maintain liquidity, the manager may invest without limit in U.S. debt securities, including taxable securities, short-term money market securities, cash and cash equivalents. In these circumstances, the Fund may be unable to pursue its investment goal.

MAIN RISKS

The Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance.

[Begin callout]

Changes in interest rates affect the prices of the Fund’s debt securities. If rates rise, typically the value of the Fund’s debt securities will fall and so too will the Fund’s share price.

[End callout]

INTEREST RATE Rate changes can be sudden and unpredictable. When interest rates rise, debt securities can lose market value. In general, securities with longer maturities or lower coupons are more sensitive to these rate changes. Increases in interest rates also may have an adverse effect on the issuers in which the Fund invests because they may find it more difficult to meet interest payments. A sub-category of interest rate risk is reinvestment risk, which is the risk that interest rates will be lower when the Fund seeks to reinvest interest payments, the proceeds from a matured debt security or a debt security that has been pre-paid (called), resulting in less income received by the Fund. With respect to the Fund’s mortgage securities, if rates fall, mortgage holders may refinance their mortgage loans at lower interest rates, reducing the Fund’s interest and yield.

CREDIT An issuer may be unable to make interest payments or repay principal. Adverse changes in an issuer’s financial strength or in a security’s credit rating may reduce a security’s value and thus, impact Fund performance. If the issuer stops paying interest or principal, payments may never resume.

MORTGAGE SECURITIES AND ASSET-BACKED SECURITIES Mortgage and asset-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal due to voluntary prepayments, and refinancing or foreclosure on the underlying mortgage loans. Principal prepayments generally increase when interest rates fall. The Fund may be forced to reinvest returned principal at lower interest rates, reducing the income of the Fund. A reduction in the anticipated rate of principal payments, which is most likely to occur during periods of rising interest rates, typically will increase the effective maturity of these securities. Securities with longer maturities tend to fall in value more sharply as interest rates rise. Credit enhancements, if any, may be inadequate in the event of default.

4

DERIVATIVE SECURITIES Derivatives involve costs, may be volatile and may involve a small investment relative to the risk assumed. Risks include delivery failure, default by the other party or the inability to close out a position because the trading market becomes illiquid.

PORTFOLIO TURNOVER The Fund’s portfolio turnover rate may be high. High portfolio turnover (e.g., over 100%) involves additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates.

[Begin callout]

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

[End callout]

More detailed information about the Fund, its policies and risks can be found in the Fund’s Statement of Additional Information (SAI).

5

PERFORMANCE

Because the Fund is new, it has no performance history.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)[1,2]

Management fees	0.30%
Distribution and service (12b-1) fees	None
Other expenses (including administration fees)	0.33%

Total annual Fund operating expenses	0.63%

Fee waiver and/or expense reimbursement	(0.18%)

Net annual Fund operating expenses	0.45%

1.	The management fees shown are based on the Fund’s maximum contractual amount. Other expenses are estimated.
2.	The manager and administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund (other than certain expenses, including litigation, indemnification or other extraordinary events) so that total Fund annual operating expenses do not exceed 0.45%. After [November 30, 2004], this fee waiver may be discontinued by the manager and administrator at any time upon notice to the Fund’s Board of Trustees.

EXAMPLE*

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;
•	Your investment has a 5% return each year;
•	Your Fund’s operating expenses remain the same; and
•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$184

*	For the first year, the example is based on the net annual Fund operating expenses.

6

FIDUCIARY CORE PLUS FIXED INCOME FUND

(Core Plus Fund)

GOAL AND STRATEGIES

GOAL The Fund’s goal is total return.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund will invest at least 80% of its net assets in debt securities of varying maturities. Shareholders will be given at least 60 days’ advance notice of any change to this 80% policy.

[Begin callout]

The Fund invests primarily in a core sector of investment grade U.S. dollar denominated debt securities of U.S. issuers.

[End callout]

A debt security obligates the issuer to the bondholders, both to repay a loan of money at a future date and generally to pay interest. Common debt securities are secured and unsecured bonds, bonds convertible into common stock, zero coupon bonds, notes, and short-term debt instruments. Debt securities tend to increase in value when interest rates decline.

The Fund will normally invest about 70% of its net assets in “Core” debt securities and about 30% of its net assets in other “Non-Core” debt securities, as defined below. The Fund expects to invest principally in a core sector (“Core Investments”) of investment grade U.S. dollar denominated debt securities of U.S. issuers. Securities rated in the top four rating categories by an independent rating agency such as Standard and Poor’s Ratings Group (S&P®) or Moody’s Investors Service (Moody’s) are considered investment grade. The Fund generally invests in securities rated at least Baa by Moody’s or BBB by S&P or, if unrated, deemed comparable by the Fund’s manager, with a focus on:

•	U.S. government securities, including securities issued or guaranteed by the U.S. government, its agencies or instrumentalities;
•	mortgage and asset-backed securities; and
•	corporate debt securities, commercial paper.

In addition to its Core Investments, the Fund also may invest in other debt securities (“Non-Core Investments”), which include:

•	primarily debt securities of non-U.S. issuers rated BBB or higher, or deemed comparable by the manager, (including up to 10% in emerging market issues rated B or higher, or deemed comparable); these securities may be denominated in foreign currencies and/or may be U.S. dollar denominated securities of foreign issuers;

•	up to 15%of its net assets in high yield corporate debt securities (junk bonds) rated B or higher by Moody’s or S&P or, if unrated, determined by the manager to be of comparable quality; and

•	convertible securities, including preferred stocks and bonds convertible into common stocks and municipal securities.

7

The Fund may seek to gain market exposure to the securities inw hich it primarily invests by using investment techniques such as buy-backs and dollar rolls. Derivative investments may be used to help manage interest rate and currency risks, increase liquidity, or invest in a particular bond in a more efficient way. The manager may from time to time seek to hedge (protect) against currency risk, largely by using forward currency exchange contracts (Hedging Instruments). The Fund’s average portfolio duration will vary depending on the manager’s evaluation and forecast for interest rates.

PORTFOLIO SELECTION The Fund’s manager allocates its investments among the various types of debt securities available in its Core Investments, based on its assessment of the U.S. market, industry and issuer conditions, and the opportunities presented within the various sectors.

The manager also evaluates opportunities in the Non-Core Investments and the relative value decision of investing away from the benchmark sectors. Each foreign market is evaluated in its local currency terms, as well as on a currency hedged basis, in order to identify opportunities in both government and non-government sectors.

The manager uses a top-down/bottom-up selection process which relies on both internal and external research to identify individual securities. The credit research process focuses on bottom-up credit selection that relies on the manager’s independent investment analysis to evaluate the credit-worthiness of the issuer. The manager considers a variety of factors, including the issuer’s historical balance sheets, income and cash flow statements, as well as projected earnings and the need for future borrowings.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities or seeks to maintain liquidity, the manager may invest without limit in U.S. debt securities, including taxable securities, short-term money market securities, cash and cash equivalents. In these circumstances, the Fund may be unable to pursue its investment goal.

MAIN RISKS

The Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance.

[Begin callout]

Changes in interest rates affect the prices of the Fund’s debt securities. If rates rise, typically the value of the Fund’s debt securities will fall and so too will the Fund’s share price.

[End callout]

INTEREST RATE Rate changes can be sudden and unpredictable. When interest rates rise, debt securities can lose market value. In general, securities with longer maturities or lower coupons are more sensitive to these rate changes. Increases in interest rates also may have an adverse effect on the issuers in which the Fund invests because they may find it more difficult to meet interest payments. A sub-category of interest rate risk is reinvestment risk, which is the risk that interest rates will be lower when the Fund seeks to reinvest interest payments, the

8

proceeds from a matured debt security or a debt security that has been pre-paid (called), resulting in less income received by the Fund. With respect to the Fund’s mortgage securities, if rates fall, mortgage holders may refinance their mortgage loans at lower interest rates, reducing the Fund’s interest and yield.

CREDIT An issuer may be unable to make interest payments or repay principal. Adverse changes in an issuer’s financial strength or in a security’s credit may reduce a security’s value and, thus, impact Fund performance.

Lower-rated securities. Junk bonds generally have more risk than higher-rated securities, and can be considered speculative. Issues of high yield debt securities are not as strong financially, and are more likely to encounter financial difficulties and to be more vulnerable to adverse changes in the economy, such as a recession or a sustained period of rising interest rates. If an issuer stops paying interest or principal, payments may never resume. The Fund may lose its entire investment in a defaulted bond.

The prices of high yield debt securities fluctuate more than higher quality securities. Prices are especially sensitive to developments affecting the issuer’s operations and to changes in the ratings assigned by ratings agencies. In the case of companies, the debt security prices are often closely linked with, and typically fluctuate in response to, factors that affect their stock prices. In addition, the entire high yield securities market can experience sudden and sharp price swings due to changes in economic conditions, market activity, large sustained sales, a high-profile default, or other factors. High yield securities generally are less liquid than higher-quality bonds, and infrequent trades can make accurate pricing more difficult. At times, it may be difficult to sell these securities promptly at an acceptable price.

FOREIGN SECURITIES Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Certain of the Fund’s investments may be issued and traded in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of the Fund’s foreign portfolio holdings.

Political and economic developments. The political, economic and social structures of some countries the Fund invests in may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. The Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and

9

rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund’s ability to sell them at favorable prices.

Emerging markets. The Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short term volatility in these markets, and declines of 50% or more, are not uncommon.

MORTGAGE SECURITIES AND ASSET-BACKED SECURITIES Mortgage and asset-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal due to voluntary prepayments, and refinancing or foreclosure on the underlying mortgage loans. Principal prepayments generally increase when interest rates fall. The Fund may be forced to reinvest returned principal at lower interest rates reducing the income of the Fund. A reduction in the anticipated rate of principal payments, which is most likely to occur during periods of rising interest rates, typically will increase the effective maturity of these securities. Securities with longer maturities tend to fall in value more sharply as interest rates rise. Credit enhancements, if any, may be inadequate in the event of default.

CONVERTIBLE SECURITIES The value of convertible securities may fluctuate with the market value of the underlying stock or, like a debt security, in response to changes in interest rates and the credit quality of the issuer. Because its value can be influenced by many different factors, a convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally also is less volatile than the underlying stock.

DIVERSIFICATION The Fund is a non-diversified fund as defined by the federal securities laws. As such, it may invest a greater portion of its assets in the securities of one issuer and have a smaller number of issuers than a diversified fund. Therefore, the Fund may be more sensitive to economic, business, political or other changes affecting similar issuers or securities. This may result in greater fluctuation in the value of the Fund’s shares. The Fund, however, intends to meet certain tax diversification requirements.

DERIVATIVE SECURITIES, INCLUDING HEDGING INSTRUMENTS The performance of derivative investments, which include Hedging Instruments, depends, at least in part, on the performance of an underlying asset. Derivatives involve costs, may be volatile and may involve a small investment relative to the risk assumed. Risks include the imposition of

10

controls by a government on the exchange of foreign currencies, delivery failure, default by the other party, or inability to close out a position because the trading market becomes illiquid.

PORTFOLIO TURNOVER The Fund’s portfolio turnover rate may be high. High portfolio turnover (e.g., over 100%) involves additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates.

[Begin callout]

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

[End callout]

More detailed information about the Fund, its policies and risks can be found in the Fund’s Statement of Additional Information (SAI).

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PERFORMANCE

Because the Fund is new, it has no performance history.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)[1,2]

Management fees	0.30%
Distribution and service (12b-1) fees	None
Other expenses (including administration fees)	0.33%

Total annual Fund operating expenses	0.63%
Fee waiver and/or expense reimbursement	(0.20%)

Net annual Fund operating expenses	0.43%

1.	The management fees shown are based on the Fund’s maximum contractual amount. Other expenses are estimated.
2.	The manager and administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund (other than certain expenses, including litigation, indemnification or other extraordinary events) so that total Fund annual operating expenses do not exceed 0.43%. After [November 30, 2004,] this fee waiver may be discontinued by the manager and administrator at any time upon notice to the Fund’s Board of Trustees.

EXAMPLE*

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;
•	Your investment has a 5% return each year;
•	Your Fund’s operating expenses remain the same; and
•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$44	$181

*	For the first year, the example is based on the net annual Fund operating expenses.

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Franklin International Smaller Companies Growth Fund

(International Smaller Companies Fund)

GOAL AND STRATEGIES

GOAL The Fund’s principal investment goal is long-term capital appreciation.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund invests at least 80% of its net assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies. Shareholders will be given at least 60 days’ advance notice of any change to this 80% policy.

For this Fund, smaller international companies are companies with market capitalizations (the total market value of a company’s outstanding stock) between $100 million and $5 billion or the equivalent in local currencies, at the time of purchase. The Fund considers international companies to be those organized under the laws of a country outside of North America or having a principal office in a country outside of North America, or whose securities are listed or traded principally on a recognized stock exchange or over-the-counter outside of North America.

An equity security represents a proportionate share of the ownership of a company; it’s value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. The Fund invests primarily in securities listed or traded on recognized international markets in developed countries included in the Salomon Smith Barney EMI EPAC Index, the benchmark for the Fund.

PORTFOLIO SELECTION In choosing individual equity investments, the Fund’s sub-advisor utilizes a fundamental “bottom-up” approach involving in-depth qualitative and quantitative analysis of individual equity securities. In narrowing down the universe of eligible investments, the sub-advisor employs a thematic approach to identify sectors that may benefit from longer term dynamic growth. Within these sectors, the focus of the Fund’s investments is on companies with proprietary products and services, a strong probability of retaining or widening margins, and a strong balance sheet. The Fund, from time to time, may have significant positions in particular sectors such as technology (including electronic technology, technology services, biotechnology and health care technology).

The sub-advisor does not select investments for the Fund that are merely representative of the small cap asset class, but instead aims to produce a portfolio of securities of exceptionally dynamic companies operating in sectors that offer attractive growth potential. The sub-advisor has a team of research analysts fully dedicated to the identification of smaller companies that have, in their opinion, the potential to provide above average performance. While the sub-advisor seeks to outperform the Salomon Smith Barney EMI EPAC Index, positions may be taken by the Fund that are not represented in that index.

TEMPORARY INVESTMENTS When the sub-advisor believes market or economic conditions are unfavorable for investors, the sub-advisor may invest up to 100% of the Fund’s assets in a temporary defensive manner by holding all or a substantial portion of its assets in

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cash, cash equivalents or other high quality short-term investments. Temporary defensive investments generally may include short-term U.S. government securities, commercial paper, bank obligations, repurchase agreements and other money market instruments. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the Fund may be unable to achieve its investment goal.

PORTFOLIO TURNOVER Although the Fund does not intend to invest for the purpose of seeking short-term profits, securities in its portfolio will be sold whenever the sub-advisor believes it is appropriate to do so in light of the Fund’s investment goal, without regard to the length of time a particular security has been held. The rate of portfolio turnover for the Fund may exceed that of certain other mutual funds with the same investment objective. High portfolio turnover (e.g., over 100%) involves additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates when distributed to shareholders.

MAIN RISKS

The Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance.

STOCKS While stocks have historically outperformed other asset classes over the long term, they may fluctuate in value more dramatically than many other asset classes over the shorter term. These price movements may result from factors affecting individual companies, industries or securities markets. For example, a negative development regarding an individual company’s earnings, management, or accounting practices can cause its stock price to decline or a broad based market drop can cause the stock prices of many companies to decline.

GROWTH STYLE INVESTING Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks may also be more volatile and expensive relative to their earnings or assets compared to value or other stocks. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks. This means they depend more on price changes for returns and may be more adversely affected in a down market compared to value stocks that pay higher dividends.

FOREIGN SECURITIES Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Certain of the Fund’s investments may be issued and traded in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of the Fund’s foreign portfolio holdings.

Political and economic developments. The political, economic and social structures of some countries the Fund invests in may be less stable and more volatile than those in the U.S. The

14

risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. The Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund’s ability to sell them at favorable prices.

Emerging markets. The Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. [These countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short term volatility in these markets, and declines of 50% or more, are not uncommon.]

SMALLER COMPANIES While smaller companies may offer substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller companies to changing economic conditions.

In addition, smaller companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.

[Initial public offerings (IPOs) of securities issued by unseasoned companies with little or no operating history are risky and their prices are highly volatile. Attractive IPOs are often oversubscribed and may not be available to the Funds or only in very limited quantities. Thus, when a Fund’s size is smaller, any gains from IPOs will have an exaggerated impact on the Fund’s reported performance than when the Fund is larger.]

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SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wider variety of sectors.

Technology companies. Technology company stocks have been subject to abrupt or erratic price movements, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins. Prices of technology company stocks often change collectively without regard to the merits of individual companies.

More detailed information about the Fund, its policies and risks can be found in the Fund’s Statement of Additional Information (SAI).

[Begin callout]

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

[End callout]

16

PERFORMANCE

Because the Fund is new, it does not have a full calendar year of performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchase	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets)

Management fees	0.75%
Distribution and service (12b-1) fees	None
Other expenses (including administration fees)	[]%

Total annual Fund operating expenses	[]%

Fee waiver and/or expense reimbursement	[]%

Net annual Fund operating expenses	[]%

1.	[For the fiscal year ended July 31, 2003, the manager and administrator had agreed in advance to waiver or reduce their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund. After November 30, 2004, the manager and administrator may end this arrangement at any time upon notice to the Fund’s Board of Trustees.]

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;
•	Your investment has a 5% return each year;
•	Your Fund’s operating expenses remain the same; and
•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$[]	$[]	$[]	$[]

17

MANAGEMENT

Fiduciary International, Inc. (Fiduciary), 600 Fifth Avenue, New York, NY 10020, is the investment manager for the Core Fund and the Core Plus Fund. Franklin Advisers, Inc. (Advisers), One Franklin Parkway, San Mateo, CA 94403-1906, is the investment manager for the International Smaller Companies Fund.

Under an agreement with Advisers, Fiduciary is the International Smaller Companies Fund’s sub-advisor. Fiduciary provides Advisers with investment management advice and assistance.

Fiduciary is an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust), which is a subsidiary of Franklin Resources, Inc. (Resources). Advisers is a wholly owned subsidiary of Resources. Together, Advisers, Fiduciary and their affiliates manage over $297 billion in assets as of August 31, 2003.

The team responsible for each Fund’s management is:

CORE FUND AND CORE PLUS FUND

Michael Materasso, Portfolio Manager of Fiduciary and Executive Vice President of Fiduciary Trust

Mr. Materasso has been a manager of each Fund since its inception. He joined Fiduciary Trust in 1988.

Michael Rohwetter, Portfolio Manager of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Rohwetter has been a manager of each Fund since its inception. He joined Fiduciary Trust in 1983.

Warren Keyser, Assistant Vice President of Fiduciary and Senior Vice President of Fiduciary Trust

Mr. Keyser has been a manager of each Fund since its inception. He joined Fiduciary Trust in 1986.

INTERNATIONAL SMALLER COMPANIES FUND

Margaret S. Lindsay, Vice President of Fiduciary and Executive President of Fiduciary Trust

Ms. Lindsay has been a manager of the Fund since inception. She joined Fiduciary in 1991.

Pratik Patel, Portfolio Manager of Fiduciary and Vice President of Fiduciary Trust

Mr. Patel has been a manager of the Fund since inception. He joined Fiduciary Trust in 1998.

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Each Fund pays Fiduciary a fee for managing the Fund’s assets. The fee for both Core Fund and Core Plus Fund is equal to an annual rate of 0.30% of each Fund’s average daily net assets.

For the fiscal year ended July 31, 2003, management fees for the International Smaller Companies Fund, before any advance waiver, were []% of the Fund’s average daily net assets. Under an agreement by the manager to limit its fees, the Fund paid []% of its average daily net assets to the manager for its services. After July 31, 2004, the manager may end this arrangement at any time upon notice to the Fund’s Board of Trustees.

DISTRIBUTIONS AND TAXES

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). In addition to overall rate reduction, JGTRRA will provide you with significant tax relief on the income and gains distributed to you by a Fund.

Dividend Income. Under JGTRRA, certain dividend income paid to you by a Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from dividends received by a Fund after December 31, 2002 from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by a Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

Long-Term Capital Gains. Capital gain distributions paid to you by a Fund from the sale of portfolio securities after May 5, 2003 and any net long-term capital gain you realize from the sale of Fund shares after this date also will qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

INCOME AND CAPITAL GAIN DISTRIBUTIONS The International Smaller Companies Fund intends to make a distribution at least annually from its net investment income. The Core Fund and the Core Plus Fund intend to make at least quarterly distributions from their net investment income. Each Fund will make a distribution at least annually of any net capital gains. The amount of any distribution will vary, and there is no guarantee a Fund will pay either an income dividend or a capital gain distribution.

Annual Statements Every January, you will receive a statement that shows the tax status of distributions you received the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

Avoid “Buying a Dividend” If you invest in the Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

19

TAX CONSIDERATIONS In general, if you are a taxable investor, Fund distributions are taxable to you at either ordinary income or capital gains tax rates. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable as long-term capital gains no matter how long you have owned your shares. A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates.

Backup Withholding By law, a Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•	provide your correct social security or taxpayer identification number,
•	certify that this number is correct,
•	certify that you are not subject to backup withholding, and
•	certify that you are a U.S. person (including a U.S. resident alien).

A Fund also must withhold if the IRS instructs it to do so.

When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Other Tax Information When you sell your shares in a Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale.

Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Any foreign taxes a Fund pays on its investments may be passed through to you as a foreign tax credit. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in a Fund.

Your Account

QUALIFIED INVESTORS

The following investors may qualify to buy shares of the Funds:

•	Defined contribution plans such as employer stock, bonus, pension or profit sharing plans that meet the requirements for qualification under section 401 of the Internal Revenue Code, including salary reduction plans qualified under section 401(k) of the Internal Revenue Code, and that are sponsored by an employer (i) with at least 1,000 employees, or (ii) with retirement plan assets of $10 million or more. Minimum investments: No initial or additional minimums. Minimum investments for plans with less than 1,000 employees or $10 million in plan assets: $1 million initial investment or an investment of $1 million over the subsequent 13-month period in the Fund or any of Franklin Templeton funds and no additional minimum.

[Begin callout]

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Franklin Templeton funds include all of the U.S. registered mutual funds of Franklin Templeton Investments, except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

[End callout]

•	Trust companies and bank trust departments initially investing in Franklin Templeton funds with at least $1 million of assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion. Minimum investments: $1 million initial investment or an investment of $1 million over the subsequent 13-month period in the Fund or any Franklin Templeton fund and no additional minimum.

•	Defined benefit plans, governments, municipalities, and tax-exempt entities that meet the requirements for qualification under section 501 of the Internal Revenue Code. Minimum investments: $1 million initial investment.

•	An investor who executes a Letter of Intent (Letter) which expresses the investor’s intention to invest at least $5 million within a 13-month period in Franklin Templeton funds, including at least $1 million in the Fund. See the Institutional Account Application. Minimum investments: $1 million. If the investor does not invest at least $5 million in shares of the Fund or other Franklin Templeton funds within the 13-month period, the shares actually purchased will be involuntarily redeemed and the proceeds sent to the investor at the address of record. Any redemptions made by the shareholder during the 13-month period will be subtracted from the amount of purchases for purposes of determining whether the terms of the Letter have been completed.

•	Any other investor, including a private investment vehicle such as a family trust or foundation, who is a member of a qualified group. Minimum investments: $5 million initial investment. For minimum investment purposes, the group’s investments are added together. The group may combine all of its shares in Franklin Templeton funds for purposes of determining whether it meets the $5 million minimum, as long as $1 million is invested or to be invested in the Fund. There are certain other requirements and the group must have a purpose other than buying Fund shares.

•	Any investor who has a current contractual advisory relationship with Fiduciary Trust or subsidiaries of Fiduciary Trust and has at least $1 million in assets with Fiduciary Trust. Minimum initial investment: $10,000.

•	Other investors. Minimum investments: $5 million initial investment.

Aggregate assets invested with Franklin Templeton. Franklin Templeton maintains the right to aggregate assets invested in Franklin Templeton funds to allow investors to meet the Fund’s investment minimums.

Fund shares may be purchased through any broker that has a dealer agreement with Franklin/Templeton Distributors, Inc. (Distributors), the principal underwriter of the Funds’

21

shares, or directly from Distributors upon receipt by Distributors of an Institutional Account Application and payment. Distributors may establish minimum requirements with respect to the amount of purchase.

Certain Franklin Templeton funds offer multiple share classes not offered by the Funds. Please note that for selling or exchanging your shares, or for other purposes, each Fund’s shares are considered Advisor Class shares.

BUYING SHARES

ACCOUNT APPLICATION If you are opening a new account, please complete and sign an Institutional Account Application.

Buying shares

	Opening an account	Adding to an account

Through your investment representative	Contact your investment representative	Contact your investment representative

By Mail

Make your check, Federal Reserve draft or negotiable bank draft payable to the Fund.

Mail the check, Federal Reserve draft or negotiable bank draft and your signed Institutional Account Application to Institutional Services.

Make your check, Federal Reserve draft or negotiable bank draft payable to the Fund. Include your account number on the check or draft.

Fill out the deposit slip from your account statement. If you do not have a slip, include a note with your name, the Fund name, and your account number.

Mail the check and deposit slip or note to Institutional Services.

By Wire 1-800/321-8563 (or 1-650/312-3600 collect)

Call to receive a wire control number and wire instructions.

Wire the funds and mail your signed Institutional Account Application to Institutional Services. Please include the wire control number or your new account number on the application.

To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

Call to receive a wire control number and wire instructions. To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

By Exchange	Call Institutional Services at 1-800/321-8563, or send signed written instructions. (Please see page xx for information on exchanges.)	Call Institutional Services at 1-800/321-8563, or send signed written instructions. (Please see page xx for information on exchanges.)

Institutional Services, One Franklin Parkway

San Mateo, CA 94403-1906

Call toll-free: 1-800/321-8563

(Monday through Friday 6:00 a.m. to 4:00 p.m., Pacific time)

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Orders mailed to Distributors by dealers or individual investors do not require advance notice. Checks or negotiable bank drafts must be in U.S. currency drawn on a commercial bank in the U.S. and, if over $100,000, may not be deemed to have been received until the proceeds have been collected, unless the check is certified or issued by such bank. Any purchase order may be rejected by Distributors.

Shares of the Funds may be purchased with securities, if approved in advance by the Trust. Securities used to purchase Fund shares must be appropriate investments for that Fund, consistent with its investment objective, policies and limitations, as determined by the Trust, and must have readily available market quotations. The securities will be valued in accordance with the Trust’s policy for calculating net asset value, determined as of the close of the day on which the securities are received by the Trust in salable form. A prospective shareholder will receive shares of the Fund next computed after such receipt. To obtain the approval of the Trust for an in-kind purchase, call Institutional Services. Investors who are affiliated persons of the Trust (as defined in the Investment Company Act of 1940, as amended) may not purchase shares in this manner absent SEC approval.

INVESTOR SERVICES

TELEFACTS® Our TeleFACTS system offers around-the-clock access to Fund information. This service is available from touch-tone phones at 1-800/247-1753. For a free TeleFACTS brochure, call 1-800/DIAL BEN.

TELEPHONE PRIVILEGES You will automatically receive telephone privileges when you open your account, allowing you and your investment representative to sell or exchange your shares and make certain other changes to your account by phone.

For accounts with more than one registered owner, telephone privileges also allow a Fund to accept written instructions signed by only one owner for transactions and account changes that could otherwise be made by phone. For all other transactions and changes, all registered owners must sign the instructions. In addition, our telephone exchange privilege allows you to exchange shares by phone from a fund account requiring two or more signatures into an identically registered money fund account requiring only one signature for all transactions. This type of telephone exchange is available as long as you have telephone exchange privileges on your account.

As long as we take certain measures to verify telephone requests, we will not be responsible for any losses that may occur from unauthorized requests. Of course, you can decline telephone exchange or redemption privileges on your account application.

The telephone transaction options available to retirement plans are limited to those that are provided under the plan.

EXCHANGE PRIVILEGE You can exchange shares of the Fund with those of other Franklin Templeton funds that offer Advisor Class shares. You also may exchange your shares for Class A shares of a fund that does not currently offer an Advisor Class (without any sales charge)* or for Class Z shares of Franklin Mutual Series Fund Inc. If you exchange shares held for less than

23

six months to another Franklin Templeton fund, however, a sales charge may apply unless you otherwise qualify to buy shares without an initial sales charge.

[Begin callout]

An exchange is really two transactions: a sale of one fund and the purchase of another. In general, the same policies that apply to purchases and sales apply to exchanges, including minimum investment amounts. Exchanges also have the same tax consequences as ordinary sales and purchases.

[End callout]

If you do not qualify to buy Advisor Class shares of a Franklin Templeton fund, you also may exchange your shares for Class A shares of the fund (without any sales charge).

Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee.

Because excessive trading can hurt fund performance, operations and shareholders, the Fund reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund (please see “Market Timers” on page x).

*	If you exchange into Class A shares and you later decide you would like to exchange into a fund that offers an Advisor Class , you may exchange your Class A shares for Advisor Class shares only if you otherwise qualify to buy the fund’s Advisor Class shares.

24

SELLING SHARES

You can sell your shares at any time.

SELLING SHARES IN WRITING Generally, requests to sell $100,000 or less can be made over the phone or with a simple letter. If you have completed and returned the Institutional Telephone Privileges Agreement, amounts over $100,000 may also be redeemed in the same manner. Sometimes, however, to protect you and the Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

[Begin callout]

A signature guarantee helps protect your account against fraud.

You can obtain a signature guarantee at most banks and securities dealers.

A notary public CANNOT provide a signature guarantee.

[End callout]

•	you are selling more than $100,000 worth of shares
•	you want your proceeds paid to someone who is not a registered owner
•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account

We also may require a signature guarantee on instructions we receive from an agent, not the registered owners, or when we believe it would protect the Fund against potential claims based on the instructions received.

SELLING RECENTLY PURCHASED SHARES If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier’s check may clear in less time.

REDEMPTION PROCEEDS Your redemption check will be sent within seven days after we receive your request in proper form. We are not able to receive or pay out cash in the form of currency. Redemption proceeds may be delayed if we have not yet received your signed account application.

RETIREMENT PLANS You may need to complete additional forms to sell shares in a Franklin Templeton Bank & Trust retirement plan. For participants under age 59 1/2, tax penalties may apply. Call Retirement Services at 1-800/527-2020 for details.

Selling shares
To sell some or all of your shares

Through your investment representative	Contact your investment representative

By Mail	Send written instructions and endorsed share certificates (if you hold share certificates) to Institutional Services. Corporate, partnership or trust accounts may need to send additional documents.

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Specify the Fund, the account number and the dollar value or number of shares you wish to sell. Be sure to include all necessary signatures and any additional documents, as well as signature guarantees if required.

A check will be mailed to the name(s) and address on the account, or otherwise according to your written instructions.

By Phone 1-800/321-8563 (Only available if you have completed and sent the Institutional Telephone Privileges Agreement)

As long as your transaction is for $100,000 or less, you do not hold share certificates and you have not changed your address by phone within the last 15 days, you can sell your shares by phone.

A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

By Electronic Funds Transfer (ACH)

You can call or write to have redemption proceeds sent to a bank account. See the policies above for selling shares by mail or phone.

Before requesting to have redemption proceeds sent to a bank account, please make sure we have your bank account information on file. If we do not have this information, you will need to send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

If we receive your request in proper form by 1:00 p.m. Pacific time, proceeds sent by ACH generally will be available within two to three business days.

By Exchange

Obtain a current prospectus for the fund you are considering.

Call Institutional Services at the number below or send signed written instructions. See the policies above for selling shares by mail or phone.

If you hold share certificates, you will need to return them to the Fund before your exchange can be processed.

Institutional Services, One Franklin Parkway,

San Mateo, CA 94403-1906

Call toll-free: 1-800/321-8563

(Monday through Friday 6:00 a.m. to 4:00 p.m., Pacific time)

ACCOUNT POLICIES

CALCULATING SHARE PRICE Each Fund calculates the net asset value per share (NAV) each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). Each Fund’s NAV is calculated by dividing a Fund’s net assets by the number of its shares outstanding.

Each Fund’s assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If a Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.

26

Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form.

ACCOUNTS WITH LOW BALANCES If the value of your account falls below $1,000 because you sell some of your shares, we may mail you a notice asking you to bring the account back up to $1,000. If you choose not to do so within 30 days, we may close your account and mail the proceeds to the address of record.

STATEMENTS, REPORTS AND PROSPECTUSES You will receive quarterly account statements that show all your account transactions during the quarter. You also will receive written notification after each transaction affecting your account (except for distributions, which will be reported on your quarterly statement).

You also will receive the Funds’ financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called “householding,” will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/321-8563.

FINANCIAL ADVISOR ACCOUNT ACCESS If there is a financial advisor or other investment representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Fund.

STREET OR NOMINEE ACCOUNTS You may transfer your shares from the street or nominee name account of one dealer to another, as long as both dealers have an agreement with Distributors. We will process the transfer after we receive authorization in proper form from your delivering securities dealer.

JOINT ACCOUNTS Unless you specify a different registration, accounts with two or more owners are registered as “joint tenants with rights of survivorship” (shown as “Jt Ten” on your account statement). To make any ownership changes to a joint account, all owners must agree in writing, regardless of the law in your state.

MARKET TIMERS The Funds do not allow investments by Market Timers and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a Market Timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.

Anyone, including the shareholder or the shareholder’s agent, who is considered to be a Market Timer by the Funds, their manager or shareholder services agent, will be issued a written notice of their status and the Funds’ policies. Identified Market Timers will be required to register with

27

the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk.

ADDITIONAL POLICIES Please note that each Fund maintains additional policies and reserves certain rights, including:

•	Shares should be held in street or nominee accounts. For this reason, the Fund may restrict the opening of a nominee’s sub-accounts on the Fund’s records. The Fund may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.

•	At any time, the Fund may change its investment minimums or waive or lower its minimums for certain purchases.

•	The Fund may modify or discontinue the exchange privilege on 60 days’ notice.

•	You may only buy shares of a fund eligible for sale in your state or jurisdiction.

•	In unusual circumstances, we may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.

•	For redemptions over a certain amount, the Fund reserves the right, in the case of an emergency, to make payments in securities or other assets of the Fund, if the payment of cash proceeds by check, wire or electronic funds transfer would be harmful to existing shareholders.

•	To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Fund promptly.

DEALER COMPENSATION Qualifying dealers who sell Fund shares may receive up to 0.25% of the amount invested. This amount is paid by Distributors from its own resources.

QUESTIONS

If you have any questions about the Funds or your account, you can write to us at Institutional Services, One Franklin Parkway, San Mateo, CA 94403-1906. You also can call us at one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.

Department Name	Telephone Number	Hours (Pacific time, Monday through Friday)
Institutional Services	1-800/321-8563	6:00 a.m. to 4:00 p.m.
Shareholder Services	1-800/632-2301	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)
Fund Information	1-800/DIAL BEN	5:30 a.m. to 5:00 p.m.
	(1-800/342-5236)	6:30 a.m. to 2:30 p.m. (Saturday)
Retirement Services	1-800/527-2020	5:30 a.m. to 5:00 p.m.
Advisor Services	1-800/524-4040	5:30 a.m. to 5:00 p.m.
TDD (hearing impaired)	1-800/851-0637	5:30 a.m. to 5:00 p.m.
TeleFACTS® (automated)	1-800/247-1753	(around-the-clock access)

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FIDUCIARY CORE FIXED INCOME FUND

FIDUCIARY CORE PLUS FIXED INCOME FUND

[insert FGT Funds logo (spy glass)]

FRANKLIN INTERNATIONAL SMALLER COMPANIES GROWTH FUND

[Insert FRANKLIN® TEMPLETON® INVESTMENTS logo]

FOR MORE INFORMATION

You can learn more about each Fund in the following documents:

Annual/Semiannual Report to Shareholders

Includes a discussion of recent market conditions and Fund strategies that significantly affected Fund performance during its last fiscal year, financial statements, detailed performance information, portfolio holdings and the auditor’s report.

Statement of Additional Information (SAI)

Contains more information about each Fund, its investments and policies. It is incorporated by reference (is legally a part of this prospectus). For a free copy of the SAI, please contact us at 1-800/321-8563.

You also can obtain information about each Fund by visiting the SEC’s Public Reference Room in Washington, DC (phone 1-202/942-8090) or the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can obtain copies of this information, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by electronic request at the following e-mail address: publicinfo@sec.gov.

Investment Company Act file #811-10157                     FGT2 P 12/03

Registrant: Franklin Global Trust

FIDUCIARY TRUST

INTERNATIONAL

FRANKLIN TEMPLETON FUNDS

29

DECEMBER 1, 2003

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS

FIDUCIARY HIGH INCOME FUND

Fund shares are NOT deposits or other obligations of, or endorsed or guaranteed by any bank. Fund shares are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

AN INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

1

Contents

The Fund

[Begin callout]

Information about the Fund you should know before investing

[End callout]

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

2

THE FUND

GOAL AND STRATEGIES

GOAL The Fund’s investment goal is total return.

MAIN INVESTMENT STRATEGIES Under normal market conditions, the Fund will invest mainly in debt securities offering high yield and expected total return.

A debt security obligates the issuer to the bondholders, both to repay a loan of money at a future date and generally to pay interest. Common debt securities are secured and unsecured bonds, bonds convertible into common stock, zero coupon bonds, notes, and short-term debt instruments. Debt securities tend to increase in value when interest rates decline. Lower rated debt securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk.

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The Fund invests primarily in high yield, lower rated debt securities.

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The Fund may invest up to 100% of its assets in high yield, lower quality debt securities (junk bonds). These securities are either rated below investment grade (below the top four rating categories) by an independent rating agency such as Standard & Poor’s Ratings Group (S&P®) or Moody’s Investors Service (Moody’s), or are unrated securities the manager determines are comparable. Thus, the Fund may buy both rated and unrated debt securities, including securities rated below B by S&P or Moody’s or comparable as determined by the manager. From time to time, the Fund also may invest in the lower rated tier of investment grade bonds when those securities appear more advantageous relative to junk bonds. If a security goes into default, the Fund will not automatically sell the security. The Fund may purchase up to 10% of its net assets in defaulted securities.

In addition to its main investments, the Fund may invest up to 25% of its net assets in any type of debt securities of non-U.S. issuers, including up to 10% of its net assets in emerging markets debt securities. The Fund will, however, generally focus on dollar-denominated corporate debt securities of non-U.S. issuers. Many foreign debt securities and especially emerging market securities, are rated below investment grade or are unrated so that their selection depends on the manager’s internal analysis.

While the Fund also may invest in dividend-paying common or preferred stocks, it more typically holds equity as a result of receiving those securities in a corporate restructuring. An equity security represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Common and preferred stocks, and securities convertible into common stock are examples of equity securities.

3

Derivative investments may be used to help the Fund invest in certain baskets or indices of debt securities in a more efficient or less expensive way, as a method of gaining immediate market exposure and/or to keep cash on hand to meet shareholder redemptions while maintaining exposure to that segment of the debt market. Derivatives may be particularly useful due to the Fund’s anticipated use as an asset allocation vehicle by its shareholders and their advisors.,

PORTFOLIO SELECTION Yield and expected return are the primary criteria used by the manager in selecting securities. The manager searches for securities it believes offer opportunities for income today and growth tomorrow. It performs independent analysis of the corporate debt securities being considered for the Fund’s portfolio, rather than relying principally on the ratings assigned by rating agencies. In its analysis, the manager considers a variety of factors, including:

•	a security’s relative value based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects;

•	the experience and strength of the company’s management;

•	the company’s sensitivity to changes in interest rates and business conditions;

•	the company’s debt maturity schedules and borrowing requirements; and

•	the company’s changing financial condition and market recognition of the change.

The manager focuses primarily on individual securities but also considers sectors. Because issuers of high yield bonds tend to be heavily represented in particular sectors, the Fund may, from time to time, have significant investments in one or more sectors.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities, or seeks to maintain liquidity, it may invest all or substantially all of the Fund’s assets in short-term investments, including cash or cash equivalents. Under these circumstances, which may be frequent consistent with the Fund’s anticipated use as an asset allocation vehicle, the Fund may be unable to pursue its investment goal.

4

MAIN RISKS

The Fund’s main risks can affect the value of the Fund’s share price, its distributions or income, and therefore, the Fund’s performance.

[Begin callout]

Changes in interest rates affect the prices of the Fund’s debt securities. If rates rise, typically the value of the Fund’s debt securities will fall and so too will the Fund’s share price.

[End callout]

INTEREST RATE Rate changes can be sudden and unpredictable. When interest rates rise, debt securities can lose market value. In general, securities with longer maturities or lower coupons are more sensitive to these rate changes. Increases in interest rates also may have an adverse effect on the issuers in which the Fund invests because they may find it more difficult to meet interest payments. A sub-category of interest rate risk is reinvestment risk, which is the risk that interest rates will be lower when the Fund seeks to reinvest interest payments, the proceeds from a matured debt security or a debt security that has been pre-paid (called), resulting in less income received by the Fund.

CREDIT An issuer may be unable to make interest payments or repay principal. Adverse changes in an issuer’s financial strength or in a security’s credit rating may reduce a security’s value and thus impact Fund performance.

Lower-rated securities. Junk bonds generally have more risk than higher-rated securities.

Companies issuing high yield debt securities are not as strong financially as those with higher credit ratings. Such companies typically do not have the track record needed to receive an investment grade rating, have borrowed to finance acquisitions or to expand their operations, are seeking to refinance their debt at lower rates, or have been downgraded due to financial difficulties. These companies are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, which could prevent them from making interest and principal payments. In addition, banks may tighten their credit standards, which may make it more difficult for issuers with weaker balance sheets to have access to capital to continue operations or to refinance their outstanding debt. If an issuer stops paying interest or principal, payments may never resume. The Fund may lose its entire investment in a defaulted bond.

The prices of high yield debt securities fluctuate more than higher-quality securities. Prices are especially sensitive to developments affecting the company’s business and to changes in the ratings assigned by ratings agencies. Prices are often closely linked with, and typically fluctuate in response to, factors that affect a company’s stock price. In addition, the entire high yield securities market can experience sudden and sharp price

5

swings due to changes in economic conditions, stock market activity, large sustained sales by major investors, a high-profile default, or other factors. High yield securities are also generally less liquid than higher-quality bonds and infrequent trades can make accurate pricing more difficult. At times, it may be difficult to sell these securities promptly at an acceptable price.

FOREIGN SECURITIES Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Certain of the Fund’s investments may be issued and traded in foreign currencies. Adverse changes in foreign currencies and in currency exchange rates can dramatically decrease the value of the Fund’s foreign portfolio holdings.

Political and economic developments. The political, economic and social structures of some countries the Fund invests in may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the imposition of exchange controls, currency devaluations, foreign ownership limitations, confiscatory taxes, restrictions on the removal of currency or other assets, nationalization of assets, diplomatic and political developments (including rapid and adverse political changes, social instability, internal and regional conflicts, terrorism and war) and expropriation. The Fund may have greater difficulty voting proxies, exercising shareholder rights and pursuing legal remedies with respect to its foreign investments.

Trading practices. Brokerage commissions and other fees generally are higher for foreign securities. There may be less effective government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Availability of information. Foreign companies may be subject to less revealing disclosure, accounting, auditing and financial reporting standards and practices than U.S. companies, and there may be less publicly available information about them.

Limited markets. Markets may be less liquid, and even those that are generally considered to be liquid may become illiquid for short or extended periods. Certain foreign securities may be less liquid and more volatile than many U.S. securities, which could limit the Fund’s ability to sell them at favorable prices.

Emerging markets. The Fund’s investments in emerging market countries are subject to all the risks of foreign investing generally, and have additional, heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short term volatility in these markets, and declines of 50% or more, are not uncommon.

6

DERIVATIVE SECURITIES The performance of derivate investments depends, at least in part, on the performance of an underlying asset. Derivatives involve costs, may be volatile, and may involve a small investment relative to the risk assumed. Their successful use will depend on the manager’s ability to predict market movements. Risks include delivery failure, default by the other party or the inability to close out a position because the trading market becomes illiquid.

SECTOR FOCUS By having significant investments in particular sectors from time to time, the Fund carries greater risk of adverse developments in a sector than a fund that always invests in a wide variety of sectors.

PORTFOLIO TURNOVER, ASSET ALLOCATION VEHICLE The Fund’s portfolio turnover rate may be high due to anticipated use by its shareholders and their advisors as an asset allocation vehicle for exposure to the high yield sector. High portfolio turnover (e.g., over 100%) involves additional expenses to the Fund, including transaction costs for purchases and sales of securities. These transactions may result in realization of taxable capital gains, including short-term capital gains, which are generally taxed at ordinary income tax rates. The trading costs and tax effects may adversely affect performance.

More detailed information about the Fund, its policies and risks can be found in the Fund’s Statement of Additional Information (SAI).

[Begin callout]

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Mutual fund shares involve investment risks, including the possible loss of principal.

[End callout]

7

PERFORMANCE

Because the Fund is new, it has no performance history.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases	None

ANNUAL FUND OPERATING EXPENSES (expenses deducted from Fund assets) 1, 2

Management fees	0.30%
Distribution and service (12b-1) fees³	None
Other expenses (including administration fees)	0.38%

Total annual Fund operating expenses	0.68%

1.	The management fees shown are based on the Fund’s maximum contractual amount. Other expenses are estimated.
2.	The manager and administrator have agreed in advance to waive or limit their respective fees and to, if needed, assume as their own expense certain expenses otherwise payable by the Fund (other than certain expenses, including litigation, indemnification or other extraordinary events)so that total Fund annual operating expenses do not exceed 0.50%. After July 31, 2004, the manager and administrator may end this arrangement at any time upon notice to the Fund’s Board of Trustees (Board).
3.	The Board has approved a Rule 12b-1 plan providing for payment of distribution fees of up to 0.25% per year of the Fund’s average net assets. The Board, however, has not activated the plan and has no current intention to do so.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

•	You invest $10,000 for the periods shown;

•	Your investment has a 5% return each year;

•	Your Fund’s operating expenses are BEFORE WAIVER and remain the same; and

•	You sell your shares at the end of the periods shown.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$69	$218

8

MANAGEMENT

Fiduciary International, Inc. (Fiduciary), 600 Fifth Avenue, New York, New York 10020-2302, is the Funds’ investment manager. Fiduciary is an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust), which is a direct wholly owned subsidiary of Franklin Resources, Inc. (Resources).

Under an agreement with Fiduciary, Franklin Advisers, Inc. (Advisers), a subsidiary of Resources, is the Fund’s sub-advisor. Advisers provides Fiduciary with investment management advice and assistance. Together, Fiduciary, Advisers and their affiliates manage over $297 billion in assets as of August 30, 2003.

The team responsible for the Fund’s management is:

Christopher Molumphy, CFA, Executive Vice President of Advisers

Mr. Molumphy has been a manager of the Fund since its inception. He joined Franklin Templeton Investments in 1988.

Eric Takaha, CFA, Vice President, Advisers

Mr. Takaha has been a manager of the Fund since its inception. He joined Franklin Templeton Investments in 1989.

The Fund pays Fiduciary a fee for managing the Fund’s assets. The fee is equal to an annual rate of 0.30% of the Fund’s average daily net assets.

9

DISTRIBUTIONS AND TAXES

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). In addition to overall rate reduction, JGTRRA will provide you with significant tax relief on the income and gains distributed to you by the Fund.

Dividend Income. Under JGTRRA, certain dividend income paid to you by the Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). Only income dividends from dividends received by the Fund after December 31, 2002, from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by the Fund on debt securities and dividends received from unqualified foreign corporations will not qualify for these reduced rates of taxation.

Long-Term Capital Gains. Capital gain distributions paid to you by the Fund from the sale of portfolio securities after May 5, 2003, and any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003, also qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

The Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

INCOME AND CAPITAL GAIN DISTRIBUTIONS The Fund intends to make monthly distributions from its net investment income. Any realized capital gains may be distributed at least annually. The amount of any distribution will vary, and there is no guarantee the Fund will pay either income dividends or capital gains.

Avoid “Buying a Dividend” If you invest in the Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

TAX CONSIDERATIONS In general, if you are a taxable investor, Fund distributions are taxable to you as either ordinary income or capital gains. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Any capital gains the Fund distributes are taxable as long-term capital gains no matter how long you have owned your shares. A portion of the income dividends paid to you may be qualified dividends eligible for taxation at reduced rates.

Backup Withholding By law, the Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•	provide your correct social security or taxpayer identification number,

•	certify that this number is correct,

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•	certify that you are not subject to backup withholding, and

•	certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

When you sell shares in the Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale.

Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in the Fund.

11

Your Account

QUALIFIED INVESTORS

The Fund is generally only available to individuals and institutions who have a current contractual advisory relationship with Fiduciary Trust or subsidiaries of Fiduciary Trust.

The minimum initial investment for qualified investors is $1,000. There is no minimum for any additional investments.

This prospectus should be read together with any account agreement maintained for required minimum investment amounts imposed by Fiduciary Trust or subsidiaries of Fiduciary Trust. Certain Franklin Templeton funds offer multiple share classes not offered by the Fund. Please note that for selling or exchanging your shares, or for other purposes, the Fund’s shares are considered Advisor Class shares.

DISTRIBUTION AND SERVICE (12B-1) FEES The Fund has a distribution plan, sometimes known as a Rule 12b-1 plan, that allows the Fund to pay distribution and other fees of up to 0.25% per year for the sale of shares and for services provided to shareholders. The Board has not activated the plan and has no current intention to do so.

BUYING SHARES

If you are opening a new account, please complete and sign an Account Application.

Buying shares

	Opening an account	Adding to an account

Through your investment representative	Contact your investment representative	Contact your investment representative

By Phone (Up to $100,000 per shareholder per day) 1-800/632-2301

If you have another Franklin Templeton fund account with your bank account information on file, you may open a new account by phone.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

Before requesting a telephone purchase into an existing account, please make sure we have your bank account information on file. If we do not have this information, you will need to send written instructions with your bank’s name, a voided check or savings account deposit slip, and a signature guarantee if the bank and Fund accounts do not have at least one common owner.

To make a same day investment, your phone order must be received and accepted by us by 1:00 p.m. Pacific time or the close of the New York Stock Exchange, whichever is earlier.

By Mail	Make your check payable to Fiduciary High Income Fund. Mail the check and your signed application to Investor Services.

Make your check payable to Fiduciary High Income Fund. Include your account number on the check.

Fill out the deposit slip from your account statement. If you do not have a slip, include a note with your name, the Fund name, and your

12

account number. Mail the check and deposit slip or note to Investor Services.

By Wire 1-800/632-2301 (or 1-650/312-2000 collect)

Call to receive a wire control number and wire instructions.

Wire the funds and mail your signed application to Investor Services. Please include the wire control number or your new account number on the application.

To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

Call to receive a wire control number and wire instructions. To make a same day wire investment, please call us by 1:00 p.m. Pacific time and make sure your wire arrives by 3:00 p.m.

By Exchange	Call Investor Services at 1-800/632-2301, or send signed written instructions. (Please see page xx for information on exchanges.)	Call Investor Services at 1-800/632-2301, or send signed written instructions. (Please see page xx for information on exchanges.)

Franklin Templeton Investor Services

P.O. Box 33030, St. Petersburg, FL 33733-8030

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

INVESTOR SERVICES

DISTRIBUTION OPTIONS Your dividends and capital gain distributions will be automatically reinvested in additional shares, unless you elect cash payments.

TELEPHONE PRIVILEGES You will automatically receive telephone privileges when you open your account, allowing you and your investment representative to sell or exchange your shares and make certain other changes to your account by phone.

For accounts with more than one registered owner, telephone privileges also allow the Fund to accept written instructions signed by only one owner for transactions and account changes that could otherwise be made by phone. For all other transactions and changes, all registered owners must sign the instructions. In addition, our telephone exchange privilege allows you to exchange shares by phone from a fund account requiring two or more signatures into an identically registered money fund account requiring only one signature for all transactions. This type of telephone exchange is available as long as you have telephone exchange privileges on your account.

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As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. Of course, you can decline telephone exchange or redemption privileges on your account application.

The telephone transaction options available to retirement plans are limited to those that are provided under the plan.

EXCHANGE PRIVILEGE You can exchange shares of the Fund with those of other Franklin Templeton funds that offer Advisor Class shares. You also may exchange your shares for Class A shares of a fund that does not currently offer an Advisor Class (without any sales charge)* or for Class Z shares of Franklin Mutual Series Fund Inc.

[Begin callout]

An exchange is really two transactions: a sale of one fund and the purchase of another. In general, the same policies that apply to purchases and sales apply to exchanges, including minimum investment amounts. Exchanges also have the same tax consequences as ordinary sales and purchases.

[End callout]

Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee.

*If you exchange into Class A shares and you later decide you would like to exchange into a fund that offers an Advisor Class, you may exchange your Class A shares for Advisor Class shares only if you otherwise qualify to buy the fund’s Advisor Class shares.

Selling Shares

You can sell your shares at any time.

SELLING SHARES IN WRITING Generally, requests to sell $100,000 or less can be made over the phone, or with a simple letter. Sometimes, however, to protect you and the Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

•	you are selling more than $100,000 worth of shares

•	you want your proceeds paid to someone who is not a registered owner

•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account

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[Begin callout]

A signature guarantee helps protect your account against fraud. You can obtain a signature guarantee at most banks and securities dealers.

A notary public CANNOT provide a signature guarantee.

[End callout]

We also may require a signature guarantee on instructions we receive from an agent, not the registered owners, or when we believe it would protect the Fund against potential claims based on the instructions received.

SELLING RECENTLY PURCHASED SHARES If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier’s check may clear in less time.

REDEMPTION PROCEEDS Your redemption check will be sent within seven days after we receive your request in proper form. We are not able to receive or pay out cash in the form of currency. Redemption proceeds may be delayed if we have not yet received your signed account application.

Selling shares

To sell some or all of your shares

Through your investment representative	Contact your investment representative

By Mail

Send written instructions to Investor Services. Corporate, partnership or trust accounts may need to send additional documents.

Specify the Fund, the account number and the dollar value or number of shares you wish to sell. Be sure to include all necessary signatures and any additional documents, as well as signature guarantees if required.

A check will be mailed to the name(s) and address on the account, or otherwise according to your written instructions.

By Phone 1-800/321-632-2301

As long as your transaction is for $100,000 or less and you have not changed your address by phone within the last 15 days, you can sell your shares by phone.

A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

] By Exchange

Obtain a current prospectus for the fund you are considering.

Call Shareholder Services at the number below or send signed written instructions. See the policies at left for selling shares by mail or phone.

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Franklin Templeton Investor Services

P.O. Box 33030, St. Petersburg, FL 33733-8030

Call toll-free: 1-800/632-2301

(Monday through Friday 5:30 a.m. to 5:00 p.m., Pacific time

Saturday 6:30 a.m. to 2:30 p.m., Pacific time)

ACCOUNT POLICIES

CALCULATING SHARE PRICE The Fund calculates the net asset value per share (NAV) each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). The NAV for the Fund is calculated by dividing its net assets by the number of its shares outstanding.

The Fund’s assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If the Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.

Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form.

ACCOUNTS WITH LOW BALANCES If the value of your account falls below $1,000 because you sell some of your shares, we may mail you a notice asking you to bring the account back up to its applicable minimum investment amount. If you choose not to do so within 30 days, we may close your account and mail the proceeds to the address of record.

STATEMENTS, REPORTS AND PROSPECTUSES You will receive quarterly account statements that show all your account transactions during the quarter. You also will receive written notification after each transaction affecting your account (except for distributions, which will be reported on your quarterly statement).

You also will receive the Fund’s financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called “householding,” will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301.

FINANCIAL ADVISOR ACCOUNT ACCESS If there is a financial advisor or other investment representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Fund.

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STREET OR NOMINEE ACCOUNTS You may transfer your shares from the street or nominee name account of one dealer to another, as long as both dealers have an agreement with Franklin/Templeton Distributors, Inc. (Distributors). We will process the transfer after we receive authorization in proper form from your delivering securities dealer.

JOINT ACCOUNTS Unless you specify a different registration, accounts with two or more owners are registered as “joint tenants with rights of survivorship” (shown as “Jt Ten” on your account statement). To make any ownership changes to a joint account, all owners must agree in writing, regardless of the law in your state.

ADDITIONAL POLICIES Please note that the Fund maintains additional policies and reserves certain rights, including:

•	The Fund may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.

•	The Fund may modify, suspend, or terminate telephone privileges at any time.

•	At any time, the Fund may change its investment minimums or waive or lower its minimums for certain purchases.

•	Investors who purchase, redeem or exchange shares through a financial intermediary may be charged a service fee by that financial intermediary.

•	The Fund may modify or discontinue the exchange privilege on 60 days’ notice.

•	You may only buy shares of a fund eligible for sale in your state or jurisdiction.

•	In unusual circumstances, we may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.

•	For redemptions over a certain amount, the Fund reserves the right, in the case of an emergency, to make payments in securities or other assets of the Fund, if the payment of cash proceeds by check or wire would be harmful to existing shareholders.

•	To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Fund promptly.

DEALER COMPENSATION Qualifying dealers who sell shares may receive up to 0.25% of the amount invested. This amount is paid by Distributors from its own resources.

QUESTIONS

If you have any questions about the Fund or your account, you can write to us at Shareholders Services, P.O. Box 33030, St. Petersburg, FL 33733-8030. You also can call us one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.

DEPARTMENT NAME	TELEPHONE NUMBER	Hours (Pacific time) (Monday through Friday)

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Shareholder Services	1-800/632-2301	5:30 a.m. to 5:00 p.m. 6:30 a.m. to 2:30 p.m. (Saturday)

TDD (hearing impaired)	1-800/851-0637	5:30 a.m. to 5:00 p.m.

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FOR MORE INFORMATION

You can learn more about the Fund in the Statement of Additional Information (SAI), which contains more information about the Fund, its investments and policies. It is incorporated by reference (is legally a part of this prospectus).

For a free copy of the SAI, please call us at (800) 632-2301.

You also can obtain information about the Fund by visiting the SEC’s Public Reference Room in Washington, DC (phone 1-202/942-8090) or the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can obtain copies of this information, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by electronic request at the following e-mail address: publicinfo@sec.gov.

Fiduciary

Trust

International

®

Investment Company Act file #811-10157                    067 P 12/03

Registrant: Franklin Global Trust

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FRANKLIN GLOBAL TRUST

Franklin Global Aggressive Growth Fund

Franklin Global Growth Fund

Class A, B & C

STATEMENT OF ADDITIONAL INFORMATION

December 1, 2003

[Insert Franklin Templeton Investments logo]

P.O. Box 997151, Sacramento, CA 95899-9983 1-800/DIAL BEN®

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Funds’ prospectus. The Funds’ prospectus, dated December 1, 2003, which we may amend from time to time, contains the basic information you should know before investing in a Fund. You should read this SAI together with the Funds’ prospectus.

The audited financial statements and auditor’s report in the Funds’ Annual Report to Shareholders, for the fiscal year ended July 31, 2003, are incorporated by reference (are legally a part of this SAI).

For a free copy of the current prospectus or annual report, contact your investment representative or call 1-800/DIAL BEN (1-800/342-5236).

Mutual funds, annuities, and other investment products:

•	are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government;

•	are not deposits or obligations of, or guaranteed or endorsed by, any bank;

•	are subject to investment risks, including the possible loss of principal.

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Goals, Strategies and Risks

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when a Fund makes an investment. In most cases, the Fund is not required to sell a security because circumstances change and the security no longer meets one or more of the Fund’s policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security a Fund owns, the Fund may receive stock, real estate, or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

Each Fund has adopted certain investment restrictions as fundamental and non-fundamental policies. A fundamental policy may only be changed if the change is approved by (i) more than 50% of a Fund’s outstanding shares or (ii) 67% or more of a Fund’s shares present at a shareholder meeting if more than 50% of a Fund’s outstanding shares are represented at the meeting in person or by proxy, whichever is less. A non-fundamental policy may be changed by the board without the approval of shareholders.

Franklin Global Growth Fund and Franklin Global Aggressive Growth Fund

Fundamental Investment Policies

Each Fund’s principal investment goal is long-term capital appreciation.

A Fund may not:

1. Borrow money, except that the Fund may borrow money from banks or affiliated investment companies to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act), or any exemptions therefrom which may be granted by the Securities and Exchange Commission (SEC), or from any person in a private transaction not intended for public distribution, for temporary or emergency purposes and then in an amount not exceeding 33 1/3% of the value of the Fund’s total assets (including the amount borrowed).

2. Act as an underwriter except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

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3. Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt securities, loan participations and/or engaging in direct corporate loans in accordance with its investment goal and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to affiliated investment companies to the extent permitted by the 1940 Act or any exemptions therefrom that may be granted by the SEC.

4. Purchase or sell real estate and commodities, except that the Fund may buy or sell securities of real estate investment trusts, may purchase or sell currencies, may enter into futures contracts on securities, currencies, indices or any other financial instruments, and may purchase and sell options on such futures contracts.

5. Issue securities senior to the Fund’s presently authorized shares of beneficial interest, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, loans, mortgages or pledges, (b) entering into options, futures contracts, forward contracts or repurchase transactions, or (c) making short sales of securities to the extent permitted by the 1940 Act and any rule or order thereunder, or SEC staff interpretations thereof.

6. Concentrate (invest more than 25% of its total assets) in securities of issuers in a particular industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

7. Buy the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of such Fund’s total assets may be invested without regard to such 5% and 10% limitations.

Non-Fundamental Investment Policies, Techniques, Strategies and their Risks

In trying to achieve its investment goals, each Fund may invest (unless otherwise indicated) in the following types of securities or engage in the following types of transactions:

Equity securities Each Fund invests primarily in equity securities. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares as traded in the public trading market for such shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stocks. Preferred stockholders typically

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receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, or rights. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

A significant portion of each Fund’s investments in equity securities may be securities of companies in the following particular industries:

Biotechnology companies The biotechnology industry is subject to extensive government regulation. The industry will be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. For example, in the past several years, the U.S. Congress has considered legislation concerning healthcare reform and changes to the U.S. Food and Drug Administration’s (FDA) approval process. If such legislation is passed it may affect the biotechnology industry. As these factors impact the biotechnology industry, the value of your shares may fluctuate significantly over relatively short periods of time.

Because the biotechnology industry is relatively new, investors may be quick to react to developments that affect the industry. In the past, biotechnology securities have exhibited considerable volatility in reaction to research and other developments. In comparison to more developed industries, there may be a thin trading market in biotechnology securities, and adverse developments in the biotechnology industry may be more likely to result in decreases in the value of biotechnology stocks.

Biotechnology companies are often small, start-up ventures whose products are only in the research stage. Only a limited number of biotechnology companies have reached the point of approval of products by the FDA and subsequent commercial production and distribution of such products. Therefore, the success of investments in the biotechnology industry is often based upon speculation and expectations about future products, research progress, and new product filings with regulatory authorities. Such investments are speculative and may drop sharply in value in response to regulatory or research setbacks.

Health technology companies The value of health technology companies may be affected by a variety of government actions. For example, the activities of some health technology companies may be funded or subsidized by federal and state governments. If government subsidies are discontinued, the profitability of these companies could be adversely affected. Stocks of these companies will be affected by government policies on health technology reimbursements, regulatory approval for new drugs and medical instruments, and similar matters. Health technology companies are also subject to legislative risk, which is the risk of a reform of the health technology system through legislation. Health technology companies may face lawsuits related to product liability issues. Also, many products and services provided by health technology companies are subject to rapid obsolescence. The value of an investment in a Fund may fluctuate significantly over relatively short periods of time.

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Foreign securities The value of foreign (and U.S.) securities is affected by general economic conditions and individual company and industry earnings prospects. While foreign securities may offer significant opportunities for gain, they also involve additional risks that can increase the potential for losses in a Fund. These risks can be significantly greater for investments in emerging markets. Although each Fund may invest in securities of issuers in emerging markets without limit, none of the Funds currently intend to invest more than 10% of net assets in such securities. Investments in depositary receipts also involve some or all of the risks described below.

The political, economic, and social structures of some countries in which the Funds invest may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the possibility of the imposition of exchange controls, expropriation, restrictions on removal of currency or other assets, nationalization of assets, and punitive taxes.

There may be less publicly available information about a foreign company or government than about a U.S. company or public entity. Certain countries’ financial markets and services are less developed than those in the U.S. or other major economies. As a result, they may not have uniform accounting, auditing, and financial reporting standards and may have less government supervision of financial markets. Foreign securities markets may have substantially lower trading volumes than U.S. markets, resulting in less liquidity and more volatility than experienced in the U.S. Transaction costs on foreign securities markets are generally higher than in the U.S. The settlement practices may be cumbersome and result in delays that may affect portfolio liquidity. The Funds may have greater difficulty voting proxies, exercising shareholder rights, pursuing legal remedies, and obtaining judgments with respect to foreign investments in foreign courts than with respect to domestic issuers in U.S. courts.

The Funds’ management endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread on currency exchange (to cover service charges) may be incurred, particularly when a Fund changes investments from one country to another or when proceeds of the sale of shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies that would prevent a Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization, or confiscatory taxation, withholding, and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments that could affect investments in securities of issuers in foreign nations.

The Funds may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. Some countries in which the Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded.

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Currency. Some of each Fund’s investments may be denominated in foreign currencies. Changes in foreign currency exchange rates will affect the value of what the Fund owns and the Fund’s share price. Generally, when the U.S. dollar rises in value against a foreign currency, an investment in that country loses value because that currency is worth fewer U.S. dollars.

American Depositary Receipts (ADRs). European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) of non-U.S. issuers are interests in a pool of non-U.S. company’s securities that have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company.

ADRs are usually issued by an American bank or trust company and may be registered for use in U.S. securities markets. Foreign banks or trust companies also may issue them. The Funds consider investments in depositary receipts to be investments in the equity securities of the issuers into which the depositary receipts may be converted.

Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter. While ADRs do not eliminate all the risks associated with foreign investments, by investing in ADRs rather than directly in the stock of foreign issuers, a Fund will avoid currency risks during the settlement period for either purchases or sales and certain foreign securities markets trading risks. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or on the Nasdaq. The information available for ADRs is subject to the accounting, auditing, and financial reporting standards of the U.S. market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

Depositary receipts may be issued under sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities traded in the form of depositary receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs, and there may not be a correlation between such information and the market value of the depositary receipts.

Convertible securities Although each Fund may invest in convertible securities without limit, none of the Funds currently intend to invest more than 10% of net assets in such securities. The Funds may also invest in enhanced convertible securities.

A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market

6

price advance in its underlying common stock. As with a straight fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because both interest rate and market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

A convertible security is usually issued by an operations company or an investment bank. When issued by an operating company, a convertible security tends to be senior to common stock, but sub-ordinate to other types of fixed-income securities issued by that company. When a convertible security issued by an operating company is “converted,” the operating company often issues new stock to the holder of the convertible security, but if the parity price of the convertible security is less than the call price, the operating company may pay out cash instead of common stock. If the convertible security is issued by an investment bank, the security is an obligation of and is convertible through the issuing investment bank.

The issuer of a convertible security may be important in determining the security’s true value. This is because the holder of a convertible security will have recourse only to the issuer. In addition, a convertible security may be subject to redemption by the issuer, but only after a specified date and under circumstances established at the time the security is issued.

While each Fund uses the same criteria to rate a convertible debt security that it uses to rate a more conventional debt security, a convertible preferred stock is treated like a preferred stock for the Fund’s financial reporting, credit rating, and investment limitation purposes. A preferred stock is subordinated to all debt obligations in the event of insolvency, and an issuer’s failure to make a dividend payment is generally not an event of default entitling the preferred shareholder to take action. A preferred stock generally has no maturity date, so that its market value is dependent on the issuer’s business prospects for an indefinite period of time. In addition, distributions from preferred stock are dividends, rather than interest payments, and are usually treated as such for corporate tax purposes.

Enhanced convertible securities. In addition to “plain vanilla” convertibles, a number of different structures have been created to fit the characteristics of specific investors and issuers. Examples of these enhanced characteristics for investors include yield enhancement, increased equity exposure or enhanced downside protection. From an issuer’s perspective, enhanced structures are designed to meet balance sheet criteria, interest/dividend payment deductibility and reduced equity dilution. The following are descriptions of common structures of enhanced convertible securities.

Mandatorily convertible securities (e.g., ACES, DECS, PRIDES, SAILS—each issuer has a different acronym for their version of these securities) are considered the most equity like of convertible securities. At maturity these securities are mandatorily convertible into common stock offering investors some form of yield enhancement in return for some of the upside potential in the form of a conversion premium. Typical characteristics of mandatories include:

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issued as preferred stock, convertible at premium, pay fixed quarterly dividend (typically 500 to 600 basis points higher than common stock dividend), and are non-callable for the life of the security (usually three to five years). An important feature of mandatories is that the number of shares received at maturity is determined by the difference between the price of the common stock at maturity and the price of the common stock at issuance.

Enhanced convertible preferred securities (e.g., QUIPS, TOPrS, and TECONS) are, from an investor’s viewpoint, essentially convertible preferred securities, i.e., they are issued as preferred stock convertible into common stock at a premium and pay quarterly dividends. Through this structure the company establishes a wholly owned special purpose vehicle whose sole purpose is to issue convertible preferred stock. The proceeds of the convertible preferred stock offering pass through to the company. The company then issues a convertible subordinated debenture to the special purpose vehicle. This convertible subordinated debenture has identical terms to the convertible preferred issued to investors. Benefits to the issuer include increased equity credit from rating agencies and the deduction of coupon payments for tax purposes.

A company divesting a holding in another company often uses exchangeable securities. The primary difference between exchangeables and standard convertible structures is that the issuing company is a different company to that of the underlying shares.

Yield enhanced stock (YES, also known as PERCS) mandatorily converts into common stock at maturity and offers investors a higher current dividend than the underlying common stock. The difference between these structures and other mandatories is that the participation in stock price appreciation is capped.

Zero-coupon and deep-discount convertible bonds (OID and LYONs) include the following characteristics: no or low coupon payments, imbedded put options allowing the investor to put them on select dates prior to maturity, call protection (usually three to five years), and lower than normal conversion premiums at issuance. A benefit to the issuer is that while no cash interest is actually paid, the accrued interest may be deducted for tax purposes. Because of their put options, these bonds tend to be less sensitive to changes in interest rates than either long maturity bonds or preferred stocks. The put options also provide enhanced downside protection while retaining the equity participation characteristics of traditional convertible bonds.

An investment in an enhanced convertible security or any other security may involve additional risks. A Fund may have difficulty disposing of such securities because there may be a thin trading market for a particular security at any given time. Reduced liquidity may have an adverse impact on market price and the Fund’s ability to dispose of particular securities, when necessary, to meet the Fund’s liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity in the secondary market for certain securities also may make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Debt securities Each Fund may invest up to 5% of its total assets in corporate debt securities that the manager believes have the potential for capital appreciation. The receipt of income from debt

8

securities is incidental to a Fund’s investment goal. A debt security typically has a fixed payment schedule which obligates the issuer to pay interest to the lender and to return the lender’s money over a certain time period. A company typically meets its payment obligations associated with its outstanding debt securities before it declares and pays any dividend to holders of its equity securities. Bonds, notes, and commercial paper differ in the length of the issuer’s payment schedule, with bonds carrying the longest repayment schedule and commercial paper the shortest.

The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. These changes in market value will be reflected in a Fund’s net asset value.

Lower-rated securities Although they may offer potentially higher returns than do higher rated securities, debt rated lower than BBB by Standard & Poor’s Ratings Group (S&P®) or Baa by Moody’s Investors Service (Moody’s) and unrated debt securities of comparable quality generally involve greater volatility of price and risk to principal, including the possibility of default by, or bankruptcy of the issuers of the securities, than is the case with higher-rated securities. In addition, the markets in which low rated and unrated debt securities are traded are more limited than those in which higher-rated securities are traded. The existence of limited markets for particular securities may diminish a Fund’s ability to sell the securities at fair value either to meet redemption requests or to respond to a specific economic event such as a deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain low rated or unrated debt securities may also make it more difficult for a Fund to obtain accurate market quotations for the purposes of valuing the Fund’s portfolio. Market quotations are generally available on many low rated or unrated securities only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of low rated debt securities, especially in a thinly traded market. Analysis of the creditworthiness of issuers of low rated debt securities may be more complex than for issuers of higher rated securities. The ability of a Fund to achieve its investment goal may, to the extent of investment in low rated debt securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund were invested in higher rated securities.

Lower-rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of low rated debt securities have been found to be less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in low rated debt securities prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of low rated debt securities defaults, a Fund may

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incur additional expenses to seek recovery. Each Fund currently limits its investment in lower-rated debt securities (including convertible debt securities) to 5% or less of its total assets.

Derivative securities The Funds’ transactions in options, futures, and options on futures involve certain risks. These risks include, among others, the risk that the effectiveness of a transaction depends on the degree that price movements in the underlying securities, index, or currency correlate with price movements in the relevant portion of the Fund’s portfolio. The Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation that would result in a loss on both the underlying securities and the derivative security.

In addition, adverse market movements could cause a Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

Positions in exchange traded options and futures may be closed out only on an exchange that provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract or related option at any specific time. Thus, it may not be possible to close an option or futures position. The inability to close options or futures positions may have an adverse impact on a Fund’s ability to effectively hedge its securities. Furthermore, if the Fund is unable to close out a position and if prices move adversely, the Fund will have to continue to make daily cash payments to maintain its required margin. If a Fund does not have sufficient cash to do this, it may have to sell portfolio securities at a disadvantageous time. The Funds will enter into an option or futures position only if there appears to be a liquid secondary market for the options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular over-the-counter (OTC) option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or by entering into a closing sale transaction with the dealer that issued it. When a Fund writes an OTC option, it generally can close out that option before its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

Options, futures, and options on futures. A stock option is a contract that provides the holder the right to buy or sell shares of the stock at a fixed price, within a specified period of time. An option on a stock index is a contract that allows the buyer of the option the right to receive from the seller cash, in an amount equal to the difference between the index’s closing price and the option’s exercise price. A futures contract is an obligation to buy or sell a specified security or currency at a set price on a specified future date. A stock index futures contract is an agreement to take or make delivery of an amount of cash based on the difference between the value of the index at the beginning and end of the contract period. Options, futures, and options on futures are considered “derivative securities.”

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Each Fund may buy and sell options on securities and securities indices. The Funds may only buy options if the premiums paid for such options total 5% or less of net assets.

Each Fund may buy and sell futures contracts for securities and currencies. Each Fund may also buy and sell securities index futures and options on securities index futures. Each Fund may invest in futures contracts only to hedge against changes in the value of its securities or those it intends to buy. The Funds will not enter into a futures contract if the amounts paid for open contracts, including required initial deposits, would exceed 5% of net assets.

The Funds may take advantage of opportunities in the area of options, futures, and options on futures and any other derivative investments that are not presently contemplated for use by the Funds or that are not currently available but which may be developed, to the extent such opportunities are consistent with the Funds’ investment goals and legally permissible for the Funds.

Each Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, who is not subject to registration or regulation as a pool operator under that Act.

Options. The Funds may buy or write (sell) put and call options on securities listed on a national securities exchange and in the OTC market. All options written by the Funds will be covered. The Funds may also buy or write put and call options on securities indices. Options written by the Funds will be for portfolio hedging purposes only.

A call option written by the Fund is covered if the Fund

(a) owns the underlying security that is subject to the call or (b) has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the difference is held in cash or high-grade debt securities in a segregated account with the Fund’s custodian bank.

A put option written by the Fund is covered if the Fund maintains cash or high-grade debt securities with a value equal to the exercise price of the written put in a segregated account with its custodian bank. A put is also covered if the Fund holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

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The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option, since the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

If the writer of an option wants to terminate its obligation, the writer may effect a “closing purchase transaction” by buying an option of the same series as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer’s position. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, the holder of an option may liquidate its position by effecting a “closing sale transaction” by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction may be made at the time desired by the Fund.

Effecting a closing transaction in the case of a written call option allows the Fund to write another call option on the underlying security with a different exercise price, expiration date or both. In the case of a written put option, a closing transaction allows the Fund to write another covered put option. Effecting a closing transaction also allows the cash or proceeds from the sale of any securities subject to the option to be used for other Fund investments. If the Fund wants to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or at the same time as the sale of the security.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to buy the option. Likewise, the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to buy the option. Increases in the market price of a call option will generally reflect increases in the market price of the underlying security. As a result, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

The writing of covered put options involves certain risks. For example, if the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and the Fund’s gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the Fund may elect to close the position or take delivery of the security at the exercise price. The Fund’s return will be the premium received from the put option minus the amount by which the market price of the security is below the exercise price.

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A Fund may buy call options on securities it intends to buy in order to limit the risk of a substantial increase in the market price of the security before the purchase is effected. A Fund may also buy call options on securities held in its portfolio and on which it has written call options. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the call option plus any related transaction costs.

A Fund may buy put options on securities in an attempt to protect against a decline in the market value of the underlying security below the exercise price less the premium paid for the option. The ability to buy put options allows the Fund to protect the unrealized gain in an appreciated security in its portfolio without actually selling the security. In addition, the Fund continues to receive interest or dividend income on the security. The Fund may sell a put option it has previously purchased prior to the sale of the security underlying the option. The sale of the option will result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid for the put option. Any gain or loss may be wholly or partially offset by a change in the value of the underlying security that the Fund owns or has the right to acquire.

A Fund may write covered put and call options and buy put and call options that trade in the OTC market to the same extent that it may engage in exchange traded options. Like exchange traded options, OTC options give the holder the right to buy, in the case of OTC call options, or sell, in the case of OTC put options, an underlying security from or to the writer at a stated exercise price. However, OTC options differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done based on information from market makers. OTC options are available for a greater variety of securities and in a wider range of expiration dates and exercise prices, however, than exchange traded options, and the writer of an OTC option is paid the premium in advance by the dealer.

Call and put options on stock indices are similar to options on securities except, rather than the right to buy or sell stock at a specified price, options on a stock index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying stock index is greater than (or less than, in the case of a put) the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

When a Fund writes an option on a stock index, the Fund will establish a segregated account with its custodian bank containing cash or high quality fixed-income securities in an amount at least equal to the market value of the underlying stock index. The Fund will maintain the account while the option is open or will otherwise cover the transaction.

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Financial futures. The Funds may enter into contracts for the purchase or sale of futures contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver such cash value called for by the contract on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to take delivery of the cash value called for by the contract at a specified date. The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in price of portfolio securities without actually buying or selling the underlying security. Futures contracts have been designed by exchanges designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

The Funds will not engage in transactions in futures contracts or related options for speculation, but only as a hedge against changes resulting from market conditions in the values of its securities or securities that they intend to buy and, to the extent consistent therewith, to accommodate cash flows. The Funds will not enter into any stock index or financial futures contract or related option if, immediately thereafter, more than one third of total assets would be represented by futures contracts or related options. In addition, the Funds may not buy or sell futures contracts or buy or sell related options if, immediately thereafter, the sum of the amount of initial deposits on existing financial futures and premiums paid on options on financial futures contracts would exceed 5% of total assets (taken at current value). If a Fund enters into a futures contract or related call option, it will maintain with its custodian bank, to the extent required by the rules of the SEC, assets in a segregated account to cover its obligations with respect to such contract which will consist of cash, cash equivalents or high quality debt securities from its portfolio in an amount equal to the market value of such futures contract or related option.

Stock index futures. The Funds may buy and sell stock index futures contracts. A stock index futures contract obligates the seller to deliver (and the buyer to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made.

The Funds may sell stock index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of their equity securities that might otherwise result. When a Fund is not fully invested in stocks and anticipates a significant market advance, it may buy stock index futures in order to gain rapid market exposure that may in part or entirely offset increases in the cost of common stocks that it intends to buy.

Options on stock index futures. The Funds may buy and sell call and put options on stock index futures to hedge against risks of market price movements. The need to hedge against these risks will depend on the extent of diversification of the Fund’s common stock portfolio and the sensitivity of such investments to factors influencing the stock market as a whole.

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Call and put options on stock index futures are similar to options on securities except that, rather than the right to buy or sell stock at a specified price, options on stock index futures give the holder the right to receive cash. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day before the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

Bond index futures and related options. The Funds may buy and sell futures contracts based on an index of debt securities and options on such futures contracts to the extent they currently exist and, in the future, may be developed. The Funds reserve the right to conduct futures and options transactions based on an index that may be developed in the future to correlate with price movements in certain categories of debt securities. The Funds’ investment strategies in employing futures contracts based on an index of debt securities will be similar to that used in other financial futures transactions. They may also buy and write put and call options on bond index futures and enter into closing transactions with respect to such options.

Futures contracts for securities and currencies. The Funds may buy and sell futures contracts for securities, and currencies. These Funds may also enter into closing purchase and sale transactions with respect to these futures contracts. The Funds will engage in futures transactions only for bona fide hedging or other appropriate risk management purposes. All futures contracts entered into by the Funds are traded on U.S. exchanges or boards of trade licensed and regulated by the CFTC or on foreign exchanges.

When securities prices are falling, a Fund may offset a decline in the value of its current portfolio securities through the sale of futures contracts. When prices are rising, a Fund can attempt to secure better prices than might be available when it intends to buy securities through the purchase of futures contracts. Similarly, a Fund can sell futures contracts on a specified currency in an attempt to protect against a decline in the value of that currency and its portfolio securities denominated in that currency. A Fund can buy futures contracts on a foreign currency to fix the price in U.S. dollars of a security denominated in that currency that the Fund has purchased or expects to buy.

Positions taken in the futures markets are not normally held to maturity, but are liquidated through offsetting transactions that may result in a profit or a loss. While the Funds’ futures contracts on securities and currencies will usually be liquidated in this manner, the Funds may instead make or take delivery of the underlying securities or currencies whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currencies are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

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To the extent a Fund enters into a futures contract, it will deposit in a segregated account with its custodian bank cash or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to the Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

Financial Futures contracts—general. Although financial futures contracts by their terms call for the actual delivery or acquisition of securities, or the cash value of the index, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities or cash. A contractual obligation is offset by buying (or selling, as the case may be) on a commodities exchange an identical financial futures contract calling for delivery in the same month. This transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities or cash. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Funds will incur brokerage fees when they buy or sell financial futures contracts.

Illiquid securities Each Fund has a policy of not investing more than a certain percentage of its net assets in illiquid securities. The Global Aggressive Growth Fund’s policy limits such investments to no more than 15% and the Global Growth Fund to no more than 10%. Illiquid securities are generally any security that cannot be sold within seven days in the normal course of business at approximately the amount at which the Fund has valued them.

Each Fund does not consider securities that it acquires outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. Each Fund will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Fund has reason to believe that it could not resell the securities in a public trading market.

The Funds’ board of trustees (board or trustees) has authorized the Funds to invest in legally restricted securities (such as those issued pursuant to an exemption from the registration requirements of the federal securities laws) where such investments are consistent with a Fund’s investment goal. To the extent the manager determines there is a liquid institutional or other market for these securities, the Fund considers them to be liquid securities. An example of these securities are restricted securities that may be freely transferred among qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (1933 Act), and for which a liquid institutional market has developed. The board will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the manager’s assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the manager and the board will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the

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nature of the security and marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent a Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may increase if qualified institutional buyers become uninterested in buying these securities or the market for these securities contracts.

The sale of restricted or illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than the sale of securities eligible for trading on national securities exchanges or in the OTC markets. Restricted securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

144A securities. Subject to its liquidity limitation, each Fund may invest in certain unregistered securities which may be sold under Rule 144A of the 1933 Act (144A securities). Due to changing market or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale. In addition, a Fund’s purchase of 144A securities may increase the level of the security’s illiquidity, as some institutional buyers may become uninterested in purchasing such securities after the Fund has purchased them.

Loans of portfolio securities To generate additional income, each Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund’s total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund’s custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. A Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. A Fund also continues to receive any distributions paid on the loaned securities. A Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. A Fund will loan its securities only to parties who meet creditworthiness standards approved by the board, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

Private investments Consistent with their respective investment goals and policies, each Fund may from time to time make private investments in companies whose securities are not publicly traded, including late stage private placements. These investments typically will take the form of

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letter stock or convertible preferred stock. Because these securities are not publicly traded, there is no secondary market for the securities. Each Fund will treat these securities as illiquid.

Late stage private placements are sales of securities made in non-public, unregistered transactions shortly before a company expects to go public. The Fund may make such investments in order to participate in companies whose initial public offerings are expected to be “hot” issues. There is no public market for shares sold in these private placements and it is possible that initial public offerings will never be completed. Moreover, even after an initial public offering, there may be a limited trading market for the securities or the Fund may be subject to contractual limitations on its ability to sell the shares.

Real estate securities Investments in real estate securities are subject to the risks associated with the real estate industry. Economic, regulatory, and social factors that affect the value of real estate will affect the value of real estate securities. These factors include overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, variations in rental income, changes in neighborhood values, the appeal of properties to tenants, and increases in interest rates. Real Estate Investment Trusts (REITs) are subject to risks related to the skill of their management, changes in value of the properties the REITs own, the quality of any credit extended by the REITs, and general economic and other factors.

Repurchase agreements Each Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including to satisfy redemption requests from shareholders, waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund’s ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

The Funds may also enter into reverse repurchase agreements. Under a reverse repurchase agreement, these Funds agree to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. Each Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of the Fund’s obligation under the agreement, including accrued interest, in a segregated account with the Fund’s custodian bank.

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The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under federal securities laws, the Funds do not treat them as borrowings for purposes of its investment restrictions, provided the segregated account is properly maintained.

Joint transactions. Each Fund may participate in joint repurchase agreement arrangements with, and combine orders to buy or sell securities with orders from, other funds managed by the manager and its affiliates. Each Fund may also invest in shares of one or more money market funds managed by the manager or its affiliates, to the extent permitted by exemptions granted under the 1940 Act.

Securities industry related investments To the extent it is consistent with their respective investment goals and certain limitations under the 1940 Act, the Funds may invest their assets in securities issued by companies engaged in securities related businesses, including companies that are securities brokers, dealers, underwriters or investment advisors. These companies are considered to be part of the financial services industry. Generally, under the 1940 Act, a Fund may not acquire a security or any interest in a securities related business to the extent such acquisition would result in the Fund acquiring in excess of 5% of a class of an issuer’s outstanding equity securities or 10% of the outstanding principal amount of an issuer’s debt securities, or investing more than 5% of the value of the Fund’s total assets in securities of the issuer. In addition, any equity security of a securities-related business must be a marginable security under Federal Reserve Board regulations and any debt security of a securities-related business must be investment grade as determined by the Board. The Funds do not believe that these limitations will impede the attainment of their investment goals.

Temporary investments When the manager believes a market or economic conditions are unfavorable for investors, the manager may invest up to 100% of a Fund’s assets in a temporary defensive manner or hold a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which a Fund normally invests, or economies of the countries where a Fund invests.

Temporary defensive investments generally may include high-grade commercial paper, repurchase agreements, and other money market equivalents. To the extent allowed by exemptions granted under the 1940 Act and a Fund’s other investment policies and restrictions, the manager also may invest a Fund’s assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity.

Unseasoned companies To the extent that a Fund may invest in smaller capitalization companies or other companies, it may have significant investments in relatively new or unseasoned companies that are in their early stages of development, or in new and emerging industries where the opportunity for rapid growth is expected to be above average. Securities of

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unseasoned companies present greater risks than securities of larger, more established companies.

Officers and Trustees

The Trust has a board of trustees. Each trustee will serve until that person’s successor is elected and qualified. The board is responsible for the overall management of the Trust, including general supervision and review of each Fund’s investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust’s day-to-day operations. The board also monitors each Fund to ensure no material conflicts exist among share classes. While none is expected, the board will act appropriately to resolve any material conflict that may arise.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Trust, principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

Independent Board Members

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
Frank H. Abbott, III (82) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	None

Principal Occupation During Past 5 Years:

President and Director, Abbott Corporation (an investment company); and formerly, Director, MotherLode Gold Mines Consolidated (gold mining) (until 1996) and Vacu-Dry Co. (food processing) (until 1996).

Harris J. Ashton (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142	Director, Bar-S Foods (meat packing company).

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Principal Occupation During Past 5 Years:

Director of various companies; and formerly, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).

Robert F. Carlson (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	52	None

Principal Occupation During Past 5 Years:

Vice President and past President, Board of Administration, California Public Employees Retirement Systems (CALPERS); and formerly, member and Chairman of the Board, Sutter Community Hospitals; member, Corporate Board, Blue Shield of California; and Chief Counsel, California Department of Transportation.

S. Joseph Fortunato (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	143	None

Principal Occupation During Past 5 Years: Attorney, and formerly, member of the law firm of Pitney, Hardin, Kipp & Szuch.

Edith E. Holiday (51) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	92	Director, Amerada Hess
Corporation
(exploration and
refining of oil and gas);
Hercules Incorporated
(chemicals, fibers and
resins); Beverly
Enterprises, Inc. (health
care); H.J. Heinz
Company (processed
foods and allied
products); RTI
International Metals,
Inc. (manufacture and
distribution of
titanium); and Canadian
National Railway
				(railroad).

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Principal Occupation During Past 5 Years:

Director or Trustee of various companies and trusts; and formerly, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

Frank W.T. LaHaye (74) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	Director, The California Center for Land Recycling (redevelopment).

Principal Occupation During Past 5 Years: General Partner, Las Olas L.P. (Asset Management); and formerly, Chairman, Peregrine Venture Management Company (venture capital).

Gordon S. Macklin (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142	Director, White
Mountains Insurance
Group, Ltd. (holding
company); Martek
Biosciences
Corporation;
WorldCom, Inc.
(communications
services); MedImmune,
Inc. (biotechnology);
Overstock.com (Internet
services); Spacehab,
Inc. (aerospace
services); and formerly
Director, MCI
Communications
Corporation
(subsequently known as
MCI WorldCom, Inc.
and WorldCom, Inc.)
(communications
services) (1988-2002).

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Principal Occupation During Past 5 Years:

Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and formerly, Chairman, White River Corporation (financial services) (until 1998) and Hambrecht & Quist Group (investment banking) (until 1992); and President, National Association of Securities Dealers, Inc. (until 1987).

Interested Board Members and Officers

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
**Harmon E. Burns (58) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Vice President	Since 2000	38	None

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin Investment Advisory Services, Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

**Charles B. Johnson (70) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Chairman of the Board	Since 2000	142	None

Principal Occupation During Past 5 Years:

Chairman of the Board, Chief Executive Officer, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc and of 46 of the investment companies in Franklin Templeton Investments.

**Rupert H. Johnson, Jr. (62)	Trustee, President and Chief Executive	Trustee and President since 2000	1255	None

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One Franklin Parkway San Mateo, CA 94403-1906	Officer—Investment Management	and Chief Executive Officer—Investment Management since October 2002

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Martin L. Flanagan (43) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trusteek as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Jimmy D. Gambill (55) 500 East Broward Blvd. Suite 2100 Fort Lauderdale, FL 33394-3091	Senior Vice President and Chief Executive Officer—Finance and Administration	Since October 2002	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.

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David P. Goss (56) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and formerly, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).

Barbara J. Green (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Vice President and Deputy General Counsel, Franklin Resources, Inc.; Senior Vice President, Templeton Worldwide, Inc.; officer of some of the subsidiaries of Franklin Resources, Inc., and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, Securities and Exchange Commission (1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).

Edward B. Jamieson (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and Portfolio Manager, Franklin Advisers, Inc.; officer of other subsidiaries of Franklin Resources, Inc.; and officer and trustee of five of the investment companies in Franklin Templeton Investments.

Michael O. Magdol (66) 600 Fifth Avenue	Vice President— AML Compliance	Since May 2002	Not Applicable	Director, FTI Banque, Arch Chemicals, Inc. and Lingnan Foundation.
Rockefeller Center New York, NY 10048-0772

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Principal Occupation During Past 5 Years:

Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.

Christopher J. Molumphy (41) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years: Executive Vice President, Franklin Advisers, Inc.; and officer of four of the investment companies in Franklin Templeton Investments.

Kimberley H. Monasterio (39) One Franklin Parkway San Mateo, CA 94403-1906	Treasurer and Chief Financial Officer	Treasurer since 2000 and Chief Financial Officer since September 2002	Not Applicable	None

Principal Occupation During Past 5 Years: Senior Vice President, Franklin Templeton Services, LLC; and officer of 51 of the investment companies in Franklin Templeton Investments.

Murray L. Simpson (65) One Franklin Parkway San Mateo, CA 94403-1906	Vice President and Secretary	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc.; and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).

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*	We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.

**	Charles B. Johnson and Rupert H. Johnson, Jr. are considered interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust’s adviser and distributor. Harmon E. Burns is considered an interested person of the Trust under the federal securities laws due to his position as officer and director of Franklin Resources, Inc.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

The Trust currently does not pay fees to noninterested board members. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of a board meeting. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by Franklin Templeton Investments.

Name	Total Fees Received from Franklin Templeton Investments[1] ($)	Number of Boards in Franklin Templeton Investments on which Each Serves[2]
Frank H. Abbott, III	164,214	29
Harris J. Ashton	372,100	46
Robert F. Carlson	95,070	15
S. Joseph Fortunato	372,941	47
Edith E. Holiday	273,635	29
Frank W.T. LaHaye	164,214	299
Gordon S. Macklin	363,512	46

1.	For the calendar year ended December 31, 2002.
2.	We base the number of boards on the number of registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Funds or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of

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Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such board member. Investments in the name of family members or entities controlled by a board member constitute fund holdings of such board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a board member’s fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Trust on December 31, 2002.

Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in Each Series of The Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Frank H. Abbott, III	None	Over $100,000
Harris J. Ashton	None	Over $100,000
Robert F. Carlson	None	Over $100,000
S. Joseph Fortunato	None	Over $100,000
Edith E. Holiday	None	Over $100,000
Frank W.T. LaHaye	None	Over $100,000
Gordon S. Macklin	None	Over $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harmon E. Burns	None	Over $100,000
Charles B. Johnson	None	Over $100,000

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Rupert H. Johnson, Jr.	None	Over$100,000

Board Committees The board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust’s independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Trust’s financial reports and internal accounting. The Audit Committee is comprised of the following independent trustees of the Trust: Frank H. Abbott, III, Robert F. Carlson and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust: Frank H. Abbott, III, Harris J. Ashton, Robert F. Carlson, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.

The Trust’s Nominating Committee sets trustees’ fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Trust’s address at:

P.O. Box 33030

St. Petersburg, FL 33733-8030

During the Trust’s fiscal year ended July 31, 2003, the Audit Committee met five times and the Nominating Committee did not meet.

Proxy Voting Policies and Procedures

The board Trust on behalf of the Funds has delegated the authority to vote proxies related to the portfolio securities held by the Fund to each Fund’s manager. Fiduciary International, Inc. in accordance with the Proxy Voting Policies and Procedures (Policies) adopted by the manager.

The manager has delegated its administrative duties with respect to the voting of proxies to the Proxy Group within Franklin Templeton Companies, LLC (Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc. All proxies received by the Proxy Group will be voted based upon the manager’s instructions and/or policies.

To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS’ analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager’s ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. All conflicts are resolved in the interests of the manager’s clients. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund’s

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Board of Directors; defer to the voting recommendation of the Fund’s Board of Directors, ISS or those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

The recommendation of management on any issue is a factor which the manager considers in determining how proxies should be voted, but is not determinative of the manager’s ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company’s management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company’s management in any situation where it deems that the ratification of management’s position would adversely affect the investment merits of owning that company’s shares.

Adviser’s Proxy Voting Policies and Principles

The manager has adopted general proxy voting guidelines, which are summarized below. These guidelines are not an exhaustive list of all the issues that may arise and the manager cannot anticipate all future situations. In all cases, each proxy will be considered based on the relevant facts and circumstances.

Board of Directors The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration factors such as the company’s corporate governance guidelines or provisions and performance.

Management & Director Compensation A company’s equity-based compensation plan should be in alignment with its shareholders’ long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable, including the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment “evergreen” feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose “golden parachutes” that are considered to be excessive. The manager will normally support proposals that require a percentage of directors’ compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager

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will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans.

Anti-Takeover Mechanisms and Related Issues The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders’ interests. The manager generally supports proposals that require shareholder rights’ plans (“poison pills”) to be subject to a shareholder vote and will closely evaluate such plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. The manager generally opposes any supermajority voting requirements as well as the payment of “greenmail.” The manager generally supports “fair price” provisions and confidential voting.

Changes to Capital Structure The manager will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase and proposals seeking preemptive rights. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable.

Mergers and Corporate Restructuring Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

Social and Corporate Policy Issues The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

Global Corporate Governance Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region.

The manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. The manager may abstain from voting under certain circumstances or vote against items such as “Other Business” when the manager is not given adequate information from the company.

Shareholders may view the complete Policies on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Policies free of charge by calling the Proxy

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Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund’s proxy voting records will also be made available on-line at www.franklintempleton.com and posted on the SEC website at www.sec.gov no later than August 31, 2004 and will reflect the twelve-month period beginning July 1, 2003, and ending June 30, 2004.

Management and Other Services

Manager and services provided Each Fund’s manager is Franklin Advisers, Inc. The manager is a wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

The manager provides investment research and portfolio management services, and selects the securities for each Fund to buy, hold or sell. The manager also selects the brokers who execute the Funds’ portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager’s investment activities. To protect the Funds, the manager and its officers, directors and employees are covered by fidelity insurance.

The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of each Fund. Similarly, with respect to each Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by a Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, federal regulations applicable to FHCs may limit or restrict the Fund’s ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Funds, their manager, sub-advisor and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for a Fund or that are currently held by a Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Funds, their manager, sub-advisor and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the Securities and Exchange Commission (SEC).

The Funds’ sub-advisor is Fiduciary International, Inc., an indirect, wholly owned subsidiary of Resources. The sub-advisor has an agreement with the manager to provide portfolio management services to the Funds. The sub-advisor recommends the optimal equity allocation and provides advice regarding the Funds’ investments. The sub-advisor also determines which securities will

32

be purchased, retained or sold and executes these transactions. The sub-advisor is a research driven, fundamental investor whose strategy is based on a top-down evaluation of the equity markets, a thematic approach to stock selection which divides the market into broad economic sectors and an analysis of specific industry fundamentals. It will identify themes, often including more than one market sector, which provide the best opportunities for growth. The sub-advisor relies on a team of analysts to provide in-depth industry expertise and uses both qualitative and quantitative analysis to identify companies with superior products, research capabilities and quality of management and determine those companies with superior earning power and expected growth rates. Such advantages as a particular marketing niche, proven technology, sound financial records, strong management, and industry leadership are all factors the sub-advisor believes point to strong growth potential. The sub-advisor projects growth rates and stock price targets for the short, medium and long term, and considers both absolute and relative price/earnings ratios in evaluating stocks. The sub-advisor’s activities are subject to the board’s review and control, as well as the manager’s instruction and supervision.

During the past fiscal year, the board, including a majority of non-interested or independent trustees, approved renewal of the Funds’ management agreements. In reaching this decision, the board took into account information furnished throughout the year at regular board meetings, as well as information specifically furnished for a board meeting held annually to specifically consider such renewal. Information furnished throughout the year included reports on the Funds’ investment performance, expenses, portfolio composition and sales and redemptions, along with related financial statements, information about the scope and quality of services provided by the manager and its affiliates, as well as periodic reports relating to compliance with the Funds’ investment policies and restrictions. The information furnished annually to the board also included special reports prepared by an independent third party analyst comparing the Funds’ investment performance and expenses with those of other mutual funds deemed comparable to the Funds as selected by the independent third party analyst as well as information relating to the manager’s profitability.

In considering such material, the independent board members received assistance and advice from and met separately with independent counsel. Based upon its review of such material and information together with such other information as it deemed relevant, the board, including a majority of independent trustees, concluded that continuance of the management agreement was appropriate and in the best interest of Fund shareholders. In reaching this decision, the board took into account a combination of factors, including the following:

•	Performance. Performance of each Fund was considered in reference to a peer group of global funds as selected by the independent third party analyst. In evaluating performance, attention was given to performance of the Funds in comparison with this peer group, in comparison to those particular indices relevant to global funds, and to each Fund’s compliance with its specific investment goals and investment restrictions.

•	Expenses. In considering the reasonableness of expenses, consideration was given to the fact that the manager had waived its advisory fee and reimbursed a portion of each Fund’s operating expenses.

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•	Quality of services. In considering the scope and quality of investment management services, consideration was given to the manager’s continuing need to attract and retain qualified investment management staff, the portfolio research and management process, and the record of compliance with Fund investment policies and restrictions, as well as the code of ethics which governs personal securities trading by Fund management. Consideration was also given to the scope and quality of the various other functions, such as underwriting, transfer agency and shareholder servicing provided the Funds under separate agreements with the manager and its affiliates. In performing this evaluation, the board considers factors such as the level of expenditures in and improvements and enhancements of services provided, as well as data and reports evidencing or measuring the various levels of services provided. In addition to third party data and reports, the trustees, all of whom have significant investments in one or more of the Franklin Templeton family of funds, check on and informally report from time to time on, the level of service personally experienced by them as shareholders. The board also considered the benefit to Fund shareholders of investing in a fund that is part of a large family of funds offering a variety of investment choices and shareholder services.

•	Manager’s profitability. The trustees considered the manager’s level of profitability in providing management and other services to the Franklin Templeton funds, including the Funds. In doing so, the trustees considered materials and reports prepared annually by the manager which address profitability from its overall U.S. fund business, as well as from services provided the individual funds, including the Funds. The board reviews and discusses in detail the basis on which such reports are prepared and reviews the reasonableness of the cost allocation methodology utilized with the Funds’ independent auditors. The board also considers the extent to which the manager may potentially achieve economies of scale and possibly derive other ancillary benefits from Fund operations, including the allocation of Fund brokerage and the use of “soft” commission dollars to pay for research and other similar services. The trustees also considered the manager’s profitability in comparison with available industry data.

Management fees Each Fund pays the manager a fee equal to an annual rate of:

•	0.800% of the value of net assets up to and including $500 million;

•	0.700% of the value of net assets over $500 million up to and including $1 billion;

•	0.650% of the value of net assets over $1 billion up to and including $1.5 billion;

•	0.600% of the value of net assets over $1.5 billion up to and including $6.5 billion;

•	0.575% of the value of net assets over $6.5 billion up to and including $11.5 billion;

•	0.555% of the value of net assets over $11.5 billion up to and including $16.5 billion;

•	0.540% of the value of net assets over $16.5 billion up to and including $19 billion;

•	0.530% of the value of net assets over $19 billion up to and including $21.5 billion; and

•	0.520% of the value of net assets in excess of $21.5 billion.

The fee is computed at the close of business on the last business day of each month according to the terms of the management agreement. Each class of a Fund’s shares pays its proportionate share of the fee.

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For the three fiscal years ended December 31, 2003, the manager has agreed in advance to waive [or reduce] its fees in order to reduce the expenses of the Funds. The Funds’ management fees, before and after fee waiver [or reduction] were:

	Management Fees (%)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		3,610	10,153
Global Growth Fund		5,579	18,754
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

The manager pays the sub-advisor a fee equal to an annual rate of:

Global Aggressive Growth Fund

•	0.600% of the value of net assets up to and including $100 million;

•	0.500% of the value of net assets over $100 million up to and including $250 million;

•	0.450% of the value of net assets over $250 million up to and including $500 million;

•	0.400% of the value of net assets over $500 million.

Global Growth Fund

•	0.550% of the value of net assets up to and including $100 million;

•	0.500% of the value of net assets over $100 million up to and including $250 million;

•	0.450% of the value of net assets over $250 million up to and including $500 million;

•	0.400% of the value of net assets over $500 million.

The manager pays these fees from the management fees it receives from the Funds. For the three fiscal years ended July 31, 2003, the sub-advisory agreed in advance to waive [or reduce] its fees in order to reduce the expenses of the Funds. The fees, before and after waiver [or reduction] were:

	Sub-Advisory Fees ($)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		12,277	13,279
Global Growth Fund		10,850	8,096
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

Administrator and services provided Franklin Templeton Services, LLC (FT Services) has an agreement with each Fund to provide certain administrative services and facilities for the Fund.

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FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of each Fund’s manager, sub-advisor and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

Administration fees Each Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of each Fund’s average daily net assets.

For the three fiscal years ended July 31, 2003, FT Services agreed in advance to waive [or reduce] its fees in order to reduce the Funds’ expenses. Administration fees, before and after waiver [or reduction] were:

	Administration Fees ($)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		3,614	2,701
Global Growth Fund		4,466	4,831
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

Shareholder servicing and transfer agent Franklin Templeton Investor Services, LLC (Investor Services) is each Fund’s shareholder servicing agent and acts as each Fund’s transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Please send all correspondence to Investor Services at P.O. Box 997151, Sacramento, CA 95899-9983.

Investor Services receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.

The Fund may also pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Fund in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

Custodian Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the Fund’s securities and other assets.

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Auditor PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, CA 94105, is the Funds’ independent auditor. The auditor gives an opinion on the financial statements included in the Trust’s Annual Report to Shareholders and reviews the Trust’s registration statement filed with the SEC.

Portfolio Transactions

The manager selects brokers and dealers to execute each Fund’s portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless the manager believes that trading on a principal basis will not provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager’s overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Funds. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place a dollar value on the special executions or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs of other securities firms. As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients. If the Funds’ officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Funds’ portfolio transactions.

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Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Funds tender portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Funds, any portfolio securities tendered by a Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Funds and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Funds are concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Funds.

During the last three fiscal years ended July 31, each Fund paid the following brokerage commissions:

	Brokerage Commissions
	2003	2002	2001[1]
	($)	($)	($)
Global Aggressive Growth Fund		4,465	7,119
Global Growth Fund		10,125	14,925

1.	For the period from December 29, 2000, through July 31, 2001.

For the fiscal year ended July 31, 2003, the Funds paid brokerage commissions from aggregate portfolio transactions to brokers who provided research services as follows:

	Brokerage Commissions ($)	Aggregate Portfolio Transactions ($)
Global Aggressive Growth Fund
Global Growth Fund

[As of July 31, 2003, the Funds did not own securities of their regular broker-dealers.]

Because the Funds may, from time to time, invest in broker-dealers, it is possible that the Funds will own more than 5% of the voting securities of one or more broker-dealers through whom each Fund places portfolio brokerage transactions. In such circumstances, the broker-dealer would be considered an affiliated person of the Funds. To the extent the Funds place brokerage

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transactions through such a broker-dealer at a time when the broker-dealer is considered to be an affiliate of the Funds, the Funds will be required to adhere to certain rules relating to the payment of commissions to an affiliated broker-dealer. These rules require the Funds to adhere to procedures adopted by the board to ensure that the commissions paid to such broker-dealers do not exceed what would otherwise be the usual and customary brokerage commissions for similar transactions.

Distributions and Taxes

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). This Act will provide you with significant tax relief on the income and gains distributed to you by a Fund.

Dividend Income. Under JGTRRA, dividends earned after December 31, 2002 on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate bracket):

•	dividends paid by domestic corporations,

•	dividends paid by qualified foreign corporations, including:

•	corporations incorporated in a possession of the U.S.,

•	corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

•	corporations whose stock is traded on a domestic securities exchange.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

The Investment Company Institute, on behalf of its members including Franklin Templeton Investments, has written the U.S. Department of Treasury to ask for administrable rules for determining which foreign securities meet one of these three tests and are allowed to pay qualified dividend income. When received, this guidance will be used by the Funds to determine the percentage of each Fund’s income that qualifies for this reduced rate of taxation.

Each Fund must meet certain holding period requirements to qualify its dividends for this treatment. Specifically, a Fund must hold the stock for at least 60 days during the 120-day period beginning 60 days before the stock became ex-dividend (or 90-days and 180-days, respectively, for preferred stock).

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs) do not qualify for this favorable tax treatment. Additionally, income dividends paid from interest earned by the Funds on debt securities will continue to be taxed at the higher ordinary income tax rates.

After the close of each calendar year, each Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates

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of taxation). If 95% or more of its income is from qualified sources, it will be allowed to designate 100% of the Fund’s distributions as qualified dividend income.

Long-Term Capital Gains. For all sales of portfolio securities occurring after May 5, 2003, the net capital gain on these sales, when distributed to you as a capital gain dividend, is subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). In addition, any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003 is eligible for these reduced tax rates.

For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

Qualified 5-year gains have been expressly repealed by JGTRRA, effective for sales made after May 5, 2003. For calendar year 2003, each Fund will inform you of the amount of its capital gain dividends that are either pre-May 6 dividends or post-May 5 dividends (qualifying for reduced rates of taxation).

JGTRRA does not change the tax treatment of short-term capital gains realized from the sale of securities held for one year or less. Each Fund continues to be required to distribute to shareholders these gains as ordinary income dividends subject to tax at the higher ordinary income tax rates.

These rules are summarized in the following chart:

Net Gains from the sale of shares held one year or less

Sales made:	Calendar Years 2003 through 2008

• all shareholders	Short-term capital gain (taxed at ordinary income rates)

Fund Capital Gain Distributions and Net Gains from the sale of shares held more than one year:

Sales made:	Jan 1 – May 5, 2003	May 6 – Dec 31, 2003 and for calendar years 2004 through 2008

Shareholders in 10% & 15% rate brackets	Long-term capital gain (taxed at a maximum rate of 10% if not held for more than 5-years; 8% if held more than 5-years)	Long-term capital gain (taxed at a maximum rate of 5%; 0% in 2008)

Shareholders in higher rate brackets	Long-term capital gain (taxed at a maximum rate of 20%)	Long-term capital gain (taxed at a maximum rate of 15%)

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To determine the tax rate at which your capital gain will be taxed, you must first complete the netting process that occurs on Schedule D of Form 1040. All short-term capital gains and losses and all long-term capital gains and losses must be netted in their respective categories, then the net short-term capital gain or loss and the net long-term capital gain or loss must be netted to arrive at an overall net capital gain or loss position. The overall net short-term or net long-term capital gain is then subject to tax as noted in the above table. Any excess capital losses may be used to offset ordinary income (subject to limitations of $3,000 per year for most individuals), with the balance of any net loss carried over to future years until it is used up against net capital gains or offset against ordinary income in those years.

Expiration of Provisions. The special provisions of JGTRRA dealing with reduced rates of taxation for qualified dividends and net long-term capital gains are scheduled to expire on December 31, 2008, unless extended or made permanent before that date. If these rules do expire, the prior rates of taxation of dividends and capital gains under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including special rules for the taxation of qualified 5-year gains, will again be enforced for 2009 and 2010, and will then expire and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of EGTRRA.

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates of taxation on income dividends and capital gain distributions, and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

For more information about JGTRRA, please contact your professional tax advisor.

Multiclass distributions Each Fund calculates income dividends and capital gain distributions the same way for each class. The amount of any income dividends per share will differ, however, generally due to any differences in the distribution and service (Rule 12b-1) fees applicable to the classes.

Distributions of net investment income Each Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) a Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced tax rates.

Distributions of capital gains

Capital gain distributions. A Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains,

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regardless of how long you have owned your shares in the Fund. Any net capital gains realized by a Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Investments in foreign securities The next three paragraphs describe tax considerations that are applicable to a Fund’s investments in foreign securities.

Pass-through of foreign tax credits. A Fund may be subject to foreign withholding taxes on income from certain foreign securities. If more than 50% of a Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). Each Fund will provide you with the information necessary to complete your personal income tax return if it makes this election.

You should be aware that under the provisions of JGTRRA, your use of foreign dividends, designated by a Fund as dividends from qualifying foreign corporations and subject to reduced rates of taxation on dividend income, may reduce the otherwise available foreign tax credits on your federal income tax return. Shareholders in these circumstances should talk with their personal tax advisors about their foreign tax credits and the procedures that they should follow to claim these credits on their personal income tax returns.

Effect of foreign debt investments and hedging on distributions. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by a Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC securities. A Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). When investing in PFIC securities, each Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that a Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by a Fund.

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Information on the amount and tax character of distributions Each Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

Election to be taxed as a regulated investment company Each Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). Each has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. As a regulated investment company, a Fund generally pays no federal income tax on the income and gains it distributes to you. The board reserves the right not to maintain the qualification of a Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as ordinary income dividends to the extent of the Fund’s earnings and profits.

Excise tax distribution requirements To avoid federal excise taxes, the Code requires a Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

•	98% of its taxable ordinary income earned during the calendar year;

•	98% of its capital gain net income earned during the twelve month period ending October 31; and

•	100% of any undistributed amounts of these categories of income or gain from the prior year.

Each Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales of Fund shares Sales and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, or exchange them for shares of a different Franklin Templeton fund, the IRS requires you to report any gain or loss on your sale or exchange. If you owned your shares as a capital asset, any gain or loss that you realize is a capital gain or loss, and is long-term or short-term, depending on how long you owned your shares.

Sales at a loss within six months of purchase. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by a Fund on those shares.

Deferral of basis. In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

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IF:

•	In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

•	You sell some or all of your original shares within 90 days of their purchase, and

•	You reinvest the sales proceeds in the Fund or in another Franklin Templeton fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

Wash sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

U.S. government securities The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae and Fannie Mae securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Qualified Dividends For individual shareholders, a portion of the dividends paid by a Fund may be qualified dividends eligible for reduced rate of taxation, as detailed in the section above labeled “2003 Tax Act.” The amount of each Fund’s ordinary dividend distribution that is eligible for this favored tax treatment will be reported by the Fund in its year-end tax notices to shareholders.

Dividends-received deduction for corporations For corporate shareholders, a portion of the dividends paid by a Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a Fund out of income earned on its investments in domestic corporations. Because the income of each Fund generally is derived from investments in domestic securities, it is anticipated that a portion of the dividends paid by a Fund will qualify for this deduction. You may be allowed to deduct these qualified dividends, thereby reducing the tax that you would otherwise be required to pay. All dividends (including the deducted portion) are included in your calculation of alternative minimum taxable income.

Investment in complex securities Each Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example:

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Derivatives. Each Fund is permitted to invest in certain options, futures, options on futures, and foreign currency contracts. If a Fund makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund also would be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

Constructive sales. A Fund’s entry into a short sale transaction or an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.

Tax straddles. A Fund’s investment in options, futures, options on futures, and foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Enhanced convertible securities. Each Fund is permitted to invest in enhanced convertible preferred securities (i.e., convertible securities restructured to offer enhanced convertibility and/or yield characteristics). Even though these securities are economically equivalent to traditional convertible securities, each security forming part of such an investment is analyzed separately, and the tax consequences of an investment in the component parts of an enhanced convertible security could differ from those of an investment in a traditional convertible security.

Securities purchased at discount. Each Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. If a Fund invests in these securities, it could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Each of these investments by a Fund in complex securities is subject to special tax rules that could affect the amount, timing and/or tax character of income realized by a Fund and distributed to you.

Organization, Voting Rights and Principal Holders

Each Fund is a diversified series of Franklin Global Trust, an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Delaware business trust on September 26, 2000 and is registered with the SEC.

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Each Fund currently offers four classes of shares, Class A, Class B, Class C and Advisor Class. Each Fund may offer additional classes of shares in the future. The full title of each class of each Fund is:

•	Franklin Global Aggressive Growth Fund—Class A

•	Franklin Global Aggressive Growth Fund—Class B

•	Franklin Global Aggressive Growth Fund—Class C

•	Franklin Global Aggressive Growth Fund—Advisor Class

•	Franklin Global Growth Fund—Class A

•	Franklin Global Growth Fund—Class B

•	Franklin Global Growth Fund—Class C

•	Franklin Global Growth Fund—Advisor Class

Shares of each class represent proportionate interests in each Fund’s assets. On matters that affect a Fund as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of the Trust for matters that affect the Trust as a whole. Additional series may be offered in the future.

The Trust has noncumulative voting rights. For board member elections, this gives holders of more than 50% of the shares voting the ability to elect all of the members of the board. If this happens, holders of the remaining shares voting will not be able to elect anyone to the board.

The Trust does not intend to hold annual shareholder meetings. The Trust or a series of the Trust may hold special meetings, however, for matters requiring shareholder approval. A meeting may be called by the board to consider the removal of a board member if requested in writing by shareholders holding at least 10% of the outstanding shares. In certain circumstances, we are required to help you communicate with other shareholders about the removal of a board member. A special meeting also may be called by the board in its discretion.

As of September 23, 2003, the principal shareholders of each Fund, beneficial or of record, were:

Name and Address	Fund	Percentage (%)
Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Class A	13.30
Kenneth R. Olson & Mary E. Helms Jt Ten 5619 Jones Street Omaha NE 68106-1232

Franklin Advisers, Inc. 1 Franklin Parkway	Franklin Global Growth Fund—Class B	26.64

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San Mateo CA 94403-1906
Trust Management Inc. Cust. Charles L. Seifer 08135 IRA P.O. Box 2288 Fort Worth TX 76113-2288		6.61
First Clearing LLC A/C 2897-4474 Marceline M. Dubey REV LIV Trust Marceline M. Dubey TTEE 22 Lake Somerset Circle Bluffton SC 29909-4515		9.40

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Class C	21.07
Gail Robinson Lawrence Family Limited Partnership dated 2/03/03 10 Vista Court Sweetwater TX 79556-2891		11.29
Francoise M. Hallee 111 Bridle Path Road Chicopee, MA 01013-3801		5.01

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Advisor Class	92.

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class A	23.77
William O. Gilliam and Idella M. Gilliam Jt Ten 17800 NW 18th Avenue Opa Locka Fl 33056-4949		9.34
A G Edwards Sons, Inc. FBO Mark Noel One North Jefferson St. Louis MO 63103-2287		11.18

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class B	43.21
Yue Family Trust Peter K Yue and Patricia Yue dated 09/15/97		17.14

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class C	36.18
Pershing LLC P. O. Box 2052 Jersey City NJ 0703-2052		6.17
FTB&T Cust for the 403B of Texas A & M University FBO Theresa W. Fossum 4920 Firestone Drive College Station TX 77845-8926		9.54

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Advisor Class	89.45

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Note: Charles B. Johnson and Rupert H. Johnson, Jr., who are officers and trustees of the Trust, may be considered beneficial holders of a Fund’s shares held by Franklin Advisers, Inc. (Advisers). As principal shareholders of Resources, they may be able to control the voting of Advisers’ shares of the Funds.

From time to time, the number of Fund shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding.

As of September 23, 2003, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of each class of each Fund. The board members may own shares in other funds in Franklin Templeton Investments.

Buying and Selling Shares

The Funds continuously offer their shares through securities dealers who have an agreement with Franklin Templeton Distributors, Inc. (Distributors). A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Funds. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Funds may be required by state law to register as securities dealers.

For investors outside the U.S., the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of a Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

All checks, drafts, wires and other payment mediums used to buy or sell shares of the Funds must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to a Fund we may impose a $10 charge against your account for each returned item.

If you buy shares through the reinvestment of dividends, the shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known

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as the “ex-dividend date”). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the shares acquired.

Initial sales charges The maximum initial sales charge is 5.75% for Class A and 1% for Class C. There is no initial sales charge for Class B.

The initial sales charge for Class A shares may be reduced for certain large purchases, as described in the prospectus. We offer several ways for you to combine your purchases in Franklin Templeton funds to take advantage of the lower sales charges for large purchases. Franklin Templeton funds include the U.S. registered mutual funds in Franklin Templeton Investments except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

Cumulative quantity discount. For purposes of calculating the sales charge on Class A shares, you may combine the amount of your current purchase with the cost or current value, whichever is higher, of your existing shares in Franklin Templeton funds. You also may combine the shares of your spouse or legal equivalent under state law, children under the age of 21 or grandchildren under the age of 21. If you are the sole owner of a company, you also may add any company accounts, including retirement plan accounts. Companies with one or more retirement plans may add together the total plan assets invested in Franklin Templeton funds to determine the sales charge that applies.

Letter of intent (LOI). You may buy Class A shares at a reduced sales charge by completing the letter of intent section of your account application. A letter of intent is a commitment by you to invest a specified dollar amount during a 13 month period. The amount you agree to invest determines the sales charge you pay. By completing the letter of intent section of the application, you acknowledge and agree to the following:

•	You authorize Distributors to reserve 5% of your total intended purchase in Class A shares registered in your name until you fulfill your LOI. Your periodic statements will include the reserved shares in the total shares you own, and we will pay or reinvest dividend and capital gain distributions on the reserved shares according to the distribution option you have chosen.

•	You give Distributors a security interest in the reserved shares and appoint Distributors as attorney-in-fact.

•	Distributors may sell any or all of the reserved shares to cover any additional sales charge if you do not fulfill the terms of the LOI.

•	Although you may exchange your shares, you may not sell reserved shares until you complete the LOI or pay the higher sales charge.

After you file your LOI with the Fund, you may buy Class A shares at the sales charge applicable to the amount specified in your LOI. Sales charge reductions based on purchases in more than

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one Franklin Templeton fund will be effective only after notification to Distributors that the investment qualifies for a discount. Any Class A purchases you made within 90 days before you filed your LOI also may qualify for a retroactive reduction in the sales charge. If you file your LOI with the Fund before a change in the Fund’s sales charge, you may complete the LOI at the lower of the new sales charge or the sales charge in effect when the LOI was filed.

Your holdings in Franklin Templeton funds acquired more than 90 days before you filed your LOI will be counted towards the completion of the LOI, but they will not be entitled to a retroactive reduction in the sales charge. Any redemptions you make during the 13 month period, except in the case of certain retirement plans, will be subtracted from the amount of the purchases for purposes of determining whether the terms of the LOI have been completed.

If the terms of your LOI are met, the reserved shares will be deposited to an account in your name or delivered to you or as you direct. If the amount of your total purchases, less redemptions, is more than the amount specified in your LOI and is an amount that would qualify for a further sales charge reduction, a retroactive price adjustment will be made by Distributors and the securities dealer through whom purchases were made. The price adjustment will be made on purchases made within 90 days before and on those made after you filed your LOI and will be applied towards the purchase of additional shares at the offering price applicable to a single purchase or the dollar amount of the total purchases.

If the amount of your total purchases, less redemptions, is less than the amount specified in your LOI, the sales charge will be adjusted upward, depending on the actual amount purchased (less redemptions) during the period. You will need to send Distributors an amount equal to the difference in the actual dollar amount of sales charge paid and the amount of sales charge that would have applied to the total purchases if the total of the purchases had been made at one time. Upon payment of this amount, the reserved shares held for your account will be deposited to an account in your name or delivered to you or as you direct. If within 20 days after written request the difference in sales charge is not paid, we will redeem an appropriate number of reserved shares to realize the difference. If you redeem the total amount in your account before you fulfill your LOI, we will deduct the additional sales charge due from the sale proceeds and forward the balance to you.

For LOIs filed on behalf of certain retirement plans, the level and any reduction in sales charge for these plans will be based on actual plan participation and the projected investments in Franklin Templeton funds under the LOI. These plans are not subject to the requirement to reserve 5% of the total intended purchase or to the policy on upward adjustments in sales charges described above, or to any penalty as a result of the early termination of a plan, nor are these plans entitled to receive retroactive adjustments in price for investments made before executing the LOI.

Group purchases. If you are a member of a qualified group, you may buy Class A shares at a reduced sales charge that applies to the group as a whole. The sales charge is based on the combined dollar value of the group members’ existing investments, plus the amount of the current purchase.

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A qualified group is one that:

•	Was formed at least six months ago,

•	Has a purpose other than buying Fund shares at a discount,

•	Has more than 10 members,

•	Can arrange for meetings between our representatives and group members,

•	Agrees to include Franklin Templeton fund sales and other materials in publications and mailings to its members at reduced or no cost to Distributors,

•	Agrees to arrange for payroll deduction or other bulk transmission of investments to the Fund, and

•	Meets other uniform criteria that allow Distributors to achieve cost savings in distributing shares.

A qualified group generally does not include a 403(b) plan that only allows salary deferral contributions.

Waivers for investments from certain payments. Class A shares may be purchased without an initial sales charge or contingent deferred sales charge (CDSC) by investors who reinvest within 365 days:

•	Dividend and capital gain distributions from any Franklin Templeton fund. The distributions generally must be reinvested in the same share class. Certain exceptions apply, however, to Advisor Class or Class Z shareholders of a Franklin Templeton fund who may reinvest their distributions in the Fund’s Class A shares.

•	Annuity payments received under either an annuity option or from death benefit proceeds, if the annuity contract offers as an investment option the Franklin Templeton Variable Insurance Products Trust. You should contact your tax advisor for information on any tax consequences that may apply.

•	Redemption proceeds from a repurchase of shares of Franklin Floating Rate Trust, if the shares were continuously held for at least 12 months.

•	If you immediately placed your redemption proceeds in a Franklin Bank CD or a Franklin Templeton money fund, you may reinvest them as described above. The proceeds must be reinvested within 365 days from the date the CD matures, including any rollover, or the date you redeem your money fund shares.

•	Redemption proceeds from the sale of Class A shares of any of the Templeton Global Strategy Funds if you are a qualified investor.

•	If you paid a CDSC when you redeemed your Class A shares from a Templeton Global Strategy Fund, a new CDSC will apply to your purchase of Fund shares and the CDSC holding period will begin again. We will, however, credit your Fund account with additional

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shares based on the CDSC you previously paid and the amount of the redemption proceeds that you reinvest.

•	If you immediately placed your redemption proceeds in a Franklin Templeton money fund, you may reinvest them as described above. The proceeds must be reinvested within 365 days from the date they are redeemed from the money fund.

•	Distributions from an existing retirement plan invested in Franklin Templeton funds

Waivers for certain investors. Class A shares also may be purchased without an initial sales charge or CDSC by various individuals and institutions due to anticipated economies in sales efforts and expenses, including:

•	Trust companies and bank trust departments investing assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion. We may accept orders for these accounts by telephone or other means of electronic data transfer directly from the bank or trust company, with payment by federal funds received by the close of business on the next business day following the order.

•	Any state or local government or any instrumentality, department, authority or agency thereof that has determined the Fund is a legally permissible investment and that can only buy Fund shares without paying sales charges. Please consult your legal and investment advisors to determine if an investment in the Fund is permissible and suitable for you and the effect, if any, of payments by the Fund on arbitrage rebate calculations.

•	Broker-dealers, registered investment advisors or certified financial planners who have entered into an agreement with Distributors for clients participating in comprehensive fee programs

•	Qualified registered investment advisors who buy through a broker-dealer or service agent who has entered into an agreement with Distributors

•	Registered securities dealers and their affiliates, for their investment accounts only

•	Current employees of securities dealers and their affiliates and their family members, as allowed by the internal policies of their employer

•	Officers, trustees, directors and full-time employees of Franklin Templeton Investments, and their family members, consistent with our then-current policies

•	Any investor who is currently a Class Z shareholder of Franklin Mutual Series Fund Inc. (Mutual Series), or who is a former Mutual Series Class Z shareholder who had an account in

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any Mutual Series fund on October 31, 1996, or who sold his or her shares of Mutual Series Class Z within the past 365 days

•	Investment companies exchanging shares or selling assets pursuant to a merger, acquisition or exchange offer

•	Accounts managed by Franklin Templeton Investments

•	Certain unit investment trusts and their holders reinvesting distributions from the trusts

•	Group annuity separate accounts offered to retirement plans

•	Chilean retirement plans that meet the requirements described under “Retirement plans” below

In addition, Class C shares may be purchased without an initial sales charge by any investor who buys Class C shares through an omnibus account with Merrill Lynch Pierce Fenner & Smith, Inc. A CDSC may apply, however, if the shares are sold within 18 months of purchase.

Retirement plans. Effective January 1, 2003, (i) individual retirement accounts with investments of $1 million or more, (ii) Employer Sponsored Retirement Plans that are DCS Plans, with assets of $10 million or more, (iii) Employer Sponsored Retirement Plans that are not DCS Plans with assets of $1 million or more, (iv) DCS Plans with assets of less than $10 million if Class R shares are not offered on a particular fund, and (v) investors who open a Franklin Templeton IRA Rollover with less than $1 million from a retirement plan that offered Franklin Templeton funds (except Class C shares) other than a current or former Franklin Templeton employee or as the result of a spousal rollover, a QDRO or a rollover of assets from a same employer sponsored Franklin Templeton money purchase pension plan in existence prior to January 1, 2003, to a new or existing Franklin Templeton profit sharing plan, are eligible to purchase Class A shares without an initial sales charge.

A “Qualified Retirement Plan” is an employer sponsored pension or profit sharing plan that qualifies under section 401(a) of the Internal Revenue Code, including 401(k), money purchase pension, profit sharing and defined benefit plans.

An “Employer Sponsored Retirement Plan” is a Qualified Retirement Plan, ERISA covered 403(b) and certain non-qualified deferred compensation arrangements that operate in a similar manner to a Qualified Retirement Plan, such as 457 plans and executive deferred compensation arrangements, but not including employer sponsored IRAs.

A “DCS Plan” is an Employer Sponsored Retirement Plan that (i) has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services; or (ii) is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services.

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Retirement plans that are not Qualified Retirement Plans, SIMPLEs (savings incentive match plans for employees) or SEPs (employer sponsored simplified employee pension plans established under section 408(k) of the Internal Revenue Code) must meet the group purchase requirements described above to be able to buy Class A shares without an initial sales charge. We may enter into a special arrangement with a securities dealer, based on criteria established by the Fund, to add together certain small Qualified Retirement Plan accounts for the purpose of meeting these requirements.

Sales in Taiwan. Under agreements with certain banks in Taiwan, Republic of China, each Fund’s shares are available to these banks’ trust accounts without a sales charge. The banks may charge service fees to their customers who participate in the trusts. A portion of these service fees may be paid to Distributors or one of its affiliates to help defray expenses of maintaining a service office in Taiwan, including expenses related to local literature fulfillment and communication facilities.

Each Fund’s Class A shares may be offered to investors in Taiwan through securities advisory firms known locally as Securities Investment Consulting Enterprises. In conformity with local business practices in Taiwan, Class A shares may be offered with the following schedule of sales charges:

Size of Purchase - U.S. Dollars	Sales Charge (%)
Under $30,000	3.0
$30,000 but less than $50,000	2.5
$50,000 but less than $100,000	2.0
$100,000 but less than $200,000	1.5
$200,000 but less than $400,000	1.0
$400,000 or more	0

Dealer compensation Securities dealers may at times receive the entire sales charge. A securities dealer who receives 90% or more of the sales charge may be deemed an underwriter under the Securities Act of 1933, as amended. Financial institutions or their affiliated brokers may receive an agency transaction fee in the percentages indicated in the dealer compensation table in the Funds’ prospectus.

Distributors may pay the following commissions, out of its own resources, to securities dealers who initiate and are responsible for purchases of Class A shares of $1 million or more: 1% on sales of $1 million to $4 million, plus 0.50% on sales over $4 million to $50 million, plus 0.25% on sales over $50 million.

Distributors or one of its affiliates may pay up to 1% on sales of $1 million to $4 million, plus 0.50% on sales over $4 million to $50 million, plus 0.25% on sales over $50 million, out of its own resources, to securities dealers who initiate and are responsible for purchases of Class A shares without an initial sales charge by DCS Plans and retirement plans for which a Distributor’s affiliate serves as trustee or custodian. These payments may be made in the form of contingent advance payments, which may be recovered from the securities dealer or set off against other payments due to the dealer if shares are sold within 18 months of the calendar month of

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purchase. Other conditions may apply. Other terms and conditions may be imposed by an agreement between Distributors, or one of its affiliates, and the securities dealer.

In addition to the payments above, Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer’s sales and marketing efforts in Franklin Templeton funds; a securities dealer’s support of, and participation in, Distributors’ marketing programs; a securities dealer’s compensation programs for its registered representatives; and the extent of a securities dealer’s marketing programs relating to Franklin Templeton Investments . Financial support to securities dealers may be made by payments from Distributors’ resources, from Distributors’ retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by Distributors.

Contingent deferred sales charge (CDSC) If you invest $1 million or more in Class A or Class C shares, either as a lump sum or through our cumulative quantity discount or letter of intent programs, a CDSC may apply on any shares you sell within 18 months of purchase. The CDSC is 1% of the value of the shares sold or the net asset value at the time of purchase, whichever is less.

For Class B shares, there is a CDSC if you sell your shares within six years, as described in the table below. The charge is based on the value of the shares sold or the net asset value at the time of purchase, whichever is less.

if you sell your Class B shares within this many years after buying them	this % is deducted from your proceeds as a CDSC
1 Year	4
2 Years	4
3 Years	3
4 Years	3
5 Years	2
6 Years	1
7 Years	0

CDSC waivers. The CDSC for any share class generally will be waived for:

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•	Account fees

•	Sales of Class A shares purchased without an initial sales charge by certain retirement plan accounts if (i) the account was opened before May 1, 1997, or (ii) the securities dealer of record received a payment from Distributors of 0.25% or less, or (iv) the securities dealer of record has entered into a supplemental agreement with Distributors

•	Redemptions of Class A shares by investors who purchased $1 million or more without an initial sales charge if the securities dealer of record waived its commission in connection with the purchase

•	Redemptions by the Funds when an account falls below the minimum required account size

•	Redemptions following the death of the shareholder or beneficial owner

•	Redemptions through a systematic withdrawal plan, up to 1% monthly, 3% quarterly, 6% semiannually or 12% annually of your account’s net asset value depending on the frequency of your plan

•	Redemptions by a DCS Plan or an Employer Sponsored Retirement Plan that has contracted with an affiliate of Distributors for plan trustee services (not applicable to Class B)

•	Participant initiated distributions from an Employer Sponsored Retirement Plan or participant initiated exchanges among investment choices offered by an Employer Sponsored Retirement Plan (not applicable to Class B)

•	Returns of excess contributions (and earnings, if applicable) from retirement plan accounts

•	Any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code of 1986, as amended.

Exchange privilege If you request the exchange of the total value of your account, declared but unpaid income dividends and capital gain distributions will be reinvested in a Fund and exchanged into the new fund at net asset value when paid. Backup withholding and information reporting may apply.

If a substantial number of shareholders should, within a short period, sell their Fund shares under the exchange privilege, a Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is each Fund’s general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with a Fund’s investment goal exist immediately. This money will then be withdrawn from the short-term, interest-bearing money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

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The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The sale of Fund shares to complete an exchange will be effected at net asset value at the close of business on the day the request for exchange is received in proper form.

Systematic withdrawal plan Our systematic withdrawal plan allows you to sell your shares and receive regular payments from your account on a monthly, quarterly, semiannual or annual basis. The value of your account must be at least $5,000 and the minimum payment amount for each withdrawal must be at least $50. For retirement plans subject to mandatory distribution requirements, the $50 minimum will not apply. There are no service charges for establishing or maintaining a systematic withdrawal plan.

Each month in which a payment is scheduled, we will redeem an equivalent amount of shares in your account on the day of the month you have indicated on your account application or, if no day is indicated, on the 20th day of the month. If that day falls on a weekend or holiday, we will process the redemption on the next business day. For plans set up before June 1, 2000, we will continue to process redemptions on the 25th day of the month (or the next business day) unless you instruct us to change the processing date. Available processing dates currently are the 1st, 5th, 10th, 15th, 20th and 25th days of the month. When you sell your shares under a systematic withdrawal plan, it is a taxable transaction.

To avoid paying sales charges on money you plan to withdraw within a short period of time, you may not want to set up a systematic withdrawal plan if you plan to buy shares on a regular basis. Shares sold under the plan also may be subject to a CDSC.

Redeeming shares through a systematic withdrawal plan may reduce or exhaust the shares in your account if payments exceed distributions received from a Fund. This is especially likely to occur if there is a market decline. If a withdrawal amount exceeds the value of your account, your account will be closed and the remaining balance in your account will be sent to you. Because the amount withdrawn under the plan may be more than your actual yield or income, part of the payment may be a return of your investment.

To discontinue a systematic withdrawal plan, change the amount and schedule of withdrawal payments, or suspend one payment, we must receive instructions from you at least three business days before a scheduled payment. A Fund may discontinue a systematic withdrawal plan by notifying you in writing and will discontinue a systematic withdrawal plan automatically if all shares in your account are withdrawn or if the Fund receives notification of the shareholder’s death or incapacity.

Redemptions in kind In the case of redemption requests, the board reserves the right to make payments in whole or in part in securities or other assets of a Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to

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compute a Fund’s net assets and you may incur brokerage fees in converting the securities to cash. The Funds do not intend to redeem illiquid securities in kind. If this happens, however, you may not be able to recover your investment in a timely manner.

Share certificates We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to a Fund if you want to sell or exchange those shares or if you would like to start a systematic withdrawal plan. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

General information If dividend checks are returned to a Fund marked “unable to forward” by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or redemption checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Funds nor their affiliates will be liable for any loss caused by your failure to cash such checks. The Funds are not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Sending redemption proceeds by wire or electronic funds transfer (ACH) is a special service that we make available whenever possible. By offering this service to you, the Funds are not bound to meet any redemption request in less than the seven day period prescribed by law. Neither the Funds nor their agents shall be liable to you or any other person if, for any reason, a redemption request by wire or ACH is not processed as described in the prospectus.

There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with a Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to a Fund at a later date. These sub-accounts may be registered either by name or number. The Funds’ investment minimums apply to each sub-account. A Fund will send confirmation and account statements for the sub-accounts to the institution.

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If you buy or sell shares through your securities dealer, we use the net asset value next calculated after your securities dealer receives your request, which is promptly transmitted to a Fund. If you sell shares through your securities dealer, it is your dealer’s responsibility to transmit the order to the Funds in a timely fashion. Your redemption proceeds will not earn interest between the time we receive the order from your dealer and the time we receive any required documents. Any loss to you resulting from your dealer’s failure to transmit your redemption order to a Fund in a timely fashion must be settled between you and your securities dealer.

Certain shareholder servicing agents may be authorized to accept your transaction request.

For institutional accounts, there may be additional methods of buying or selling Fund shares than those described in this SAI or in the prospectus.

In the event of disputes involving multiple claims of ownership or authority to control your account, a Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a notice of levy.

Pricing Shares

When you buy shares, you pay the offering price. The offering price is the net asset value (NAV) per share plus any applicable sales charge, calculated to two decimal places using standard rounding criteria. When you sell shares, you receive the NAV minus any applicable CDSC.

The value of a mutual fund is determined by deducting the fund’s liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

Each Fund calculates the NAV per share of each class each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Funds do not calculate the NAV on days the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, each Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, each Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. Each Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, each Fund values them according to the broadest and most representative market as determined by the manager.

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Each Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option a Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, a Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract’s market value.

Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business of the NYSE on each day that the NYSE is open. Trading in European or Far Eastern securities generally, or in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which a Fund’s NAV is not calculated. Thus, the calculation of a Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the values of these foreign securities occur, the securities will be valued at fair value as determined by management and approved in good faith by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, each Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

The Underwriter

Franklin Templeton Distributors, Inc. (Distributors) acts as the principal underwriter in the continuous public offering of the Funds’ shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. Each Fund pays the expenses of preparing and printing amendments to its registration statements and

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prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

The table below shows the aggregate underwriting commissions Distributors received in connection with the offering of the Funds’ shares, the net underwriting discounts and commissions Distributors retained after allowances to dealers, and the amounts Distributors received in connection with redemptions or repurchases of shares for the last three fiscal years ended July 31:

	Total Commissions Received ($)	Amount Retained by Distributors ($)	Amount Received in Connection with Redemptions and Repurchases ($)
2003
Global Aggressive Growth Fund
Global Growth Fund
2002
Global Aggressive Growth Fund	6,670	672	170
Global Growth Fund	17,838	2,391	372
2001[1]
Global Aggressive Growth Fund	11,128	1,729	119
Global Growth Fund	19,492	2,762	40

1.	For the period from December 29, 2000, through July 31, 2001.

Distributors may be entitled to payments from the Funds under the Rule 12b-1 plans, as discussed below. Except as noted, Distributors received no other compensation from the Funds for acting as underwriter.

Distribution and service (12b-1) fees The board has adopted a separate plan pursuant to Rule 12b-1 for each class. Although the plans differ in some ways for each class, each plan is designed to benefit the Funds and their shareholders. The plans are expected to, among other things, increase advertising of the Funds, encourage sales of the Funds and service to their shareholders, and increase or maintain assets of the Funds so that certain fixed expenses may be spread over a broader asset base, resulting in lower per share expense ratios. In addition, a positive cash flow into the Funds is useful in managing the Funds because the manager has more flexibility in taking advantage of new investment opportunities and handling shareholder redemptions.

Under each plan, each Fund pays Distributors or others for the expenses of activities that are primarily intended to sell shares of the class. These expenses also may include service fees paid to securities dealers or others who have executed a servicing agreement with the Funds, Distributors or its affiliates and who provide service or account maintenance to shareholders (service fees); the expenses of printing prospectuses and reports used for sales purposes, and of preparing and distributing sales literature and advertisements; and a prorated portion of

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Distributors’ overhead expenses related to these activities. Together, these expenses, including the service fees, are “eligible expenses.” The 12b-1 fees charged to each class are based only on the fees attributable to that particular class.

The Class A, B and C plans. Each Fund pays Distributors up to 0.35% per year of Class A’s average daily net assets, out of which 0.25% may be paid for services to the shareholders (service fees). Each Fund pays Distributors up to 1% per year of Class B and Class C’s average daily net assets, out of which 0.25% may be paid for service fees. The Class B and C plans also may be used to pay Distributors for advancing commissions to securities dealers with respect to the initial sale of Class B and C shares. Class B plan fees payable to Distributors are used by Distributors to pay third party financing entities that have provided financing to Distributors in connection with advancing commissions to securities dealers. Resources owns a minority interest in one of the third party financing entities.

The Class A, B and C plans are compensation plans. They allow each Fund to pay a fee to Distributors that may be more than the eligible expenses Distributors has incurred at the time of the payment. Distributors must, however, demonstrate to the board that it has spent or has near-term plans to spend the amount received on eligible expenses. Each Fund will not pay more than the maximum amount allowed under the plans.

Under the Class A plan, the amounts paid by the Funds pursuant to the plan for the fiscal year ended July 31, 2003, were:

	Global Aggressive Growth Fund ($)	Global Growth Fund ($)
Advertising
Printing and mailing prospectuses other than to current shareholders
Payments to underwriters
Payments to broker-dealers
Other

Total

Under the Class B plan, the amounts paid by the Funds pursuant to the plan for the fiscal year ended July 31, 2003, were:

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	Global Aggressive Growth Fund ($)	Global Growth Fund ($)
Advertising
Printing and mailing prospectuses other than to current shareholders
Payments to underwriters
Payments to broker-dealers
Other

Total

Under the Class C plan, the amounts paid by the Funds pursuant to the plan for the fiscal year ended July 31, 2003, were:

	Global Aggressive Growth Fund ($)	Global Growth Fund ($)
Advertising
Printing and mailing prospectuses other than to current shareholders
Payments to underwriters
Payments to broker-dealers
Other

Total

In addition to the payments that Distributors or others are entitled to under each plan, each plan also provides that to the extent the Funds, the manager or Distributors or other parties on behalf of the Funds, the manager or Distributors make payments that are deemed to be for the financing of any activity primarily intended to result in the sale of Fund shares within the context of Rule 12b-1 under the 1940 Act, as amended, then such payments shall be deemed to have been made pursuant to the plan.

To the extent fees are for distribution or marketing functions, as distinguished from administrative servicing or agency transactions, certain banks may not participate in the plans because of applicable federal law prohibiting certain banks from engaging in the distribution of mutual fund shares. These banks, however, are allowed to receive fees under the plans for administrative servicing or for agency transactions.

Distributors must provide written reports to the board at least quarterly on the amounts and purpose of any payment made under the plans and any related agreements, and furnish the board with such other information as the board may reasonably request to enable it to make an informed determination of whether the plans should be continued.

Each plan has been approved according to the provisions of Rule 12b-1. The terms and provisions of each plan also are consistent with Rule 12b-1.

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Performance

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Funds be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions and average annual total return after taxes on distributions and sale of shares quotations used by the Funds are based on the standardized methods of computing performance mandated by the SEC. Unless otherwise noted, performance figures reflect Rule 12b-1 fees from the date of the plan’s implementation. An explanation of these and other methods used by the Funds to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

Average annual total return before taxes Average annual total return before taxes is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

When considering the average annual total return before taxes quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in a Fund. The average annual total returns before taxes for the indicated periods ended July 31, 2003, were:

Class A	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class B	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class C	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

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The following SEC formula was used to calculate these figures:

P(1+T)n = ERV

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
n	=	number of years
ERV	=	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

Average annual total return after taxes on distributions Average annual total return after taxes on distributions is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, but assumes that the redemption itself had no tax consequences. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (pre-liquidation). When considering the average annual total return after taxes on distributions quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in the Funds. The

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average annual total returns after taxes on distributions for the indicated periods ended July 31, 2003, were:

Class A	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class B	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class C	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVD

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions)
n	=	number of years
ATVD	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on redemption.

Average annual total return after taxes on distributions and sale of fund shares Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of

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ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon redemption is calculated by subtracting the tax basis from the redemption proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the redemption, or adding the tax benefit from capital losses resulting from the redemption. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon redemption is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the redemption date and in accordance with federal law applicable on the redemption date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the redemption, so that the taxpayer may deduct the capital losses in full.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (post-liquidation). When considering the average annual total return after taxes on distributions quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in the Funds. The average annual total returns after taxes on distributions and redemption for the indicated periods ended July 31, 2003, were:

Class A	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

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Class B	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class C	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVDR

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions and redemptions)
n	=	number of years
ATVDR	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions and redemption.

Cumulative total return Like average annual total return, cumulative total return assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, income dividends and capital gain distributions are reinvested at net asset value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return over the periods indicated above. The cumulative total returns for the indicated periods ended July 31, 2003, were:

Class A	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class B	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Class C	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

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Volatility Occasionally statistics may be used to show a Fund’s volatility or risk. Measures of volatility or risk are generally used to compare a Fund’s net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

Other performance quotations The Funds also may quote the performance of shares without a sales charge. Sales literature and advertising may quote a cumulative total return, average annual total return and other measures of performance with the substitution of net asset value for the public offering price.

Sales literature referring to the use of the Funds as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

Each Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

Comparisons To help you better evaluate how an investment in the Funds may satisfy your investment goal, advertisements and other materials about a Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

•	Dow Jones® Composite Average and its component averages—a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

•	Standard & Poor’s® 500 Stock Index or its component indices—a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

•	MSCI World Growth Index—a market capitalization-weighted equity index calculated by Morgan Stanley Capital International. The index measures the total returns (gross dividends are reinvested) of equity securities with high price/book value ratios in the developed markets globally.

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•	The New York Stock Exchange composite or component indices—an unmanaged capitalization-weighted index of all industrial, utilities, transportation, and finance stocks listed on the NYSE.

•	Wilshire 5000 Total Market Index—measures the performance of all U.S. headquartered equity securities with readily availble price data. Over 6,500 capitalization weighted security returns are used to adjust that index.

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Wiesenberger® A. Thompson Financial Company—analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

•	Financial publications: The Wall Street Journal, and Business Week, Financial World, Forbes, Fortune, and Money magazines—provide performance statistics over specified time periods.

•	Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics—a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

•	Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates—historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

•	Historical data supplied by the research departments of CS First Boston Corporation, JPMorgan Chase Bank, Citigroup Global Markets, Merrill Lynch, and Lehman Brothers®.

•	Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

Additional Comparisons—Global Aggressive Growth Fund

•	Savings and Loan Historical Interest Rates—as published by the Federal Reserve H15 Report.

•	Russell 3000® Growth Index—measures the performance of those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000 Growth or the Russell 2000 Growth indexes.

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•	Standard & Poor’s® MidCap 400 Index—consists of 400 domestic stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index, measuring the performance of the mid-size company segment of the U.S. market.

Additional Comparisons—Global Growth Fund

•	Valueline Index—an unmanaged index which follows the stock of approximately 1,700 companies.

•	Russell 3000® Index—measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market.

•	Russell 2000 Small Stock Index—consists of the smallest 2,000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization.

From time to time, advertisements or information for each Fund may include a discussion of certain attributes or benefits to be derived from an investment in a Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare each Fund’s performance to the return on certificates of deposit (CDs) or other investments. You should be aware, however, that an investment in the Funds involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in a Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to a Fund’s portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by a Fund to calculate its figures. In addition, there can be no assurance that a Fund will continue its performance as compared to these other averages.

Miscellaneous Information

The Funds may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child’s college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in a Fund cannot guarantee that these goals will be met.

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The Funds are members of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin is one of the oldest mutual fund organizations and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $297 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 99 U.S. based open-end investment companies to the public. Each Fund may identify itself by its Nasdaq symbol or CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. Shares of the Funds are generally sold through securities dealers, whose investment representatives are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the risks associated with such investments.

Description of Ratings

Preferred Stocks Ratings

Standard & Poor’s Ratings Group (S&P®)

AAA: This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA: A preferred stock issue rated AA also qualifies as a high quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

BB, B and CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominately speculative with respect to the issuer’s capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While

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these issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC: The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C: A preferred stock rated C is a non-paying issue.

D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or Minus (-): To provide more detailed indications of preferred stock quality, the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Corporate Bond Ratings

Moody’s Investors Service (Moody’s)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

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BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

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BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Debt & Commercial Paper Ratings

Moody’s

Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody’s commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P’s ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from “A” for the highest quality obligations to “D” for the lowest. Issues within the “A” category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A “plus” (+) designation indicates an even stronger likelihood of timely payment.

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A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

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FRANKLIN GLOBAL TRUST

Franklin Global Aggressive Growth Fund

Franklin Global Growth Fund

Advisor Class

STATEMENT OF ADDITIONAL INFORMATION

December 1, 2003

[Insert Franklin Templeton Investments logo]

P.O. Box 997151, Sacramento, CA 95899-9983 1-800/DIAL BEN®

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Funds’ prospectus. The Funds’ prospectus, dated December 1, 2003, which we may amend from time to time, contains the basic information you should know before investing in a Fund. You should read this SAI together with the Funds’ prospectus.

The audited financial statements and auditor’s report in the Funds’ Annual Report to Shareholders, for the fiscal year ended July 31, 2003, are incorporated by reference (are legally a part of this SAI).

For a free copy of the current prospectus or annual report, contact your investment representative or call 1-800/DIAL BEN (1-800/342-5236).

Mutual funds, annuities, and other investment products:

•	are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government;
•	are not deposits or obligations of, or guaranteed or endorsed by, any bank;
•	are subject to investment risks, including the possible loss of principal.

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Goals, Strategies and Risks

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when a Fund makes an investment. In most cases, the Fund is not required to sell a security because circumstances change and the security no longer meets one or more of the Fund’s policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security a Fund owns, the Fund may receive stock, real estate, or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

Each Fund has adopted certain investment restrictions as fundamental and non-fundamental policies. A fundamental policy may only be changed if the change is approved by (i) more than 50% of a Fund’s outstanding shares or (ii) 67% or more of a Fund’s shares present at a shareholder meeting if more than 50% of a Fund’s outstanding shares are represented at the meeting in person or by proxy, whichever is less. A non-fundamental policy may be changed by the board without the approval of shareholders.

Franklin Global Growth Fund and Franklin Global Aggressive Growth Fund

Fundamental Investment Policies

Each Fund’s principal investment goal is long-term capital appreciation.

A Fund may not:

1.	Borrow money, except that the Fund may borrow money from banks or affiliated investment companies to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act), or any exemptions therefrom which may be granted by the Securities and Exchange Commission (SEC), or from any person in a private transaction not intended for public distribution, for temporary or emergency purposes and then in an amount not exceeding 33 1/3% of the value of the Fund’s total assets (including the amount borrowed).

2.	Act as an underwriter except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

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3.	Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt securities, loan participations and/or engaging in direct corporate loans in accordance with its investment goal and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to affiliated investment companies to the extent permitted by the 1940 Act or any exemptions therefrom that may be granted by the SEC.

4.	Purchase or sell real estate and commodities, except that the Fund may buy or sell securities of real estate investment trusts, may purchase or sell currencies, may enter into futures contracts on securities, currencies, indices or any other financial instruments, and may purchase and sell options on such futures contracts.

5.	Issue securities senior to the Fund’s presently authorized shares of beneficial interest, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, loans, mortgages or pledges, (b) entering into options, futures contracts, forward contracts or repurchase transactions, or (c) making short sales of securities to the extent permitted by the 1940 Act and any rule or order thereunder, or SEC staff interpretations thereof.

6.	Concentrate (invest more than 25% of its total assets) in securities of issuers in a particular industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

7.	Buy the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of such Fund’s total assets may be invested without regard to such 5% and 10% limitations.

Non-Fundamental Investment Policies, Techniques, Strategies and their Risks

In trying to achieve its investment goals, each Fund may invest (unless otherwise indicated) in the following types of securities or engage in the following types of transactions:

Equity securities Each Fund invests primarily in equity securities. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares as traded in the public trading market for such shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stocks. Preferred stockholders typically

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receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, or rights. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

A significant portion of each Fund’s investments in equity securities may be securities of companies in the following particular industries:

Biotechnology companies The biotechnology industry is subject to extensive government regulation. The industry will be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. For example, in the past several years, the U.S. Congress has considered legislation concerning healthcare reform and changes to the U.S. Food and Drug Administration’s (FDA) approval process. If such legislation is passed it may affect the biotechnology industry. As these factors impact the biotechnology industry, the value of your shares may fluctuate significantly over relatively short periods of time.

Because the biotechnology industry is relatively new, investors may be quick to react to developments that affect the industry. In the past, biotechnology securities have exhibited considerable volatility in reaction to research and other developments. In comparison to more developed industries, there may be a thin trading market in biotechnology securities, and adverse developments in the biotechnology industry may be more likely to result in decreases in the value of biotechnology stocks.

Biotechnology companies are often small, start-up ventures whose products are only in the research stage. Only a limited number of biotechnology companies have reached the point of approval of products by the FDA and subsequent commercial production and distribution of such products. Therefore, the success of investments in the biotechnology industry is often based upon speculation and expectations about future products, research progress, and new product filings with regulatory authorities. Such investments are speculative and may drop sharply in value in response to regulatory or research setbacks.

Health technology companies The value of health technology companies may be affected by a variety of government actions. For example, the activities of some health technology companies may be funded or subsidized by federal and state governments. If government subsidies are discontinued, the profitability of these companies could be adversely affected. Stocks of these companies will be affected by government policies on health technology reimbursements, regulatory approval for new drugs and medical instruments, and similar matters. Health technology companies are also subject to legislative risk, which is the risk of a reform of the health technology system through legislation. Health technology companies may face lawsuits related to product liability issues. Also, many products and services provided by health technology companies are subject to rapid obsolescence. The value of an investment in a Fund may fluctuate significantly over relatively short periods of time.

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Foreign securities The value of foreign (and U.S.) securities is affected by general economic conditions and individual company and industry earnings prospects. While foreign securities may offer significant opportunities for gain, they also involve additional risks that can increase the potential for losses in a Fund. These risks can be significantly greater for investments in emerging markets. Although each Fund may invest in securities of issuers in emerging markets without limit, none of the Funds currently intend to invest more than 10% of net assets in such securities. Investments in depositary receipts also involve some or all of the risks described below.

The political, economic, and social structures of some countries in which the Funds invest may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the possibility of the imposition of exchange controls, expropriation, restrictions on removal of currency or other assets, nationalization of assets, and punitive taxes.

There may be less publicly available information about a foreign company or government than about a U.S. company or public entity. Certain countries’ financial markets and services are less developed than those in the U.S. or other major economies. As a result, they may not have uniform accounting, auditing, and financial reporting standards and may have less government supervision of financial markets. Foreign securities markets may have substantially lower trading volumes than U.S. markets, resulting in less liquidity and more volatility than experienced in the U.S. Transaction costs on foreign securities markets are generally higher than in the U.S. The settlement practices may be cumbersome and result in delays that may affect portfolio liquidity. The Funds may have greater difficulty voting proxies, exercising shareholder rights, pursuing legal remedies, and obtaining judgments with respect to foreign investments in foreign courts than with respect to domestic issuers in U.S. courts.

The Funds’ management endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread on currency exchange (to cover service charges) may be incurred, particularly when a Fund changes investments from one country to another or when proceeds of the sale of shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies that would prevent a Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization, or confiscatory taxation, withholding, and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments that could affect investments in securities of issuers in foreign nations.

The Funds may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. Some countries in which the Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded.

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Currency. Some of each Fund’s investments may be denominated in foreign currencies. Changes in foreign currency exchange rates will affect the value of what the Fund owns and the Fund’s share price. Generally, when the U.S. dollar rises in value against a foreign currency, an investment in that country loses value because that currency is worth fewer U.S. dollars.

American Depositary Receipts (ADRs). European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) of non-U.S. issuers are interests in a pool of non-U.S. company’s securities that have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company.

ADRs are usually issued by an American bank or trust company and may be registered for use in U.S. securities markets. Foreign banks or trust companies also may issue them. The Funds consider investments in depositary receipts to be investments in the equity securities of the issuers into which the depositary receipts may be converted.

Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter. While ADRs do not eliminate all the risks associated with foreign investments, by investing in ADRs rather than directly in the stock of foreign issuers, a Fund will avoid currency risks during the settlement period for either purchases or sales and certain foreign securities markets trading risks. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or on the Nasdaq. The information available for ADRs is subject to the accounting, auditing, and financial reporting standards of the U.S. market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

Depositary receipts may be issued under sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities traded in the form of depositary receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs, and there may not be a correlation between such information and the market value of the depositary receipts.

Convertible securities Although each Fund may invest in convertible securities without limit, none of the Funds currently intend to invest more than 10% of net assets in such securities. The Funds may also invest in enhanced convertible securities.

A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market

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price advance in its underlying common stock. As with a straight fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because both interest rate and market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

A convertible security is usually issued by an operations company or an investment bank. When issued by an operating company, a convertible security tends to be senior to common stock, but sub-ordinate to other types of fixed-income securities issued by that company. When a convertible security issued by an operating company is “converted,” the operating company often issues new stock to the holder of the convertible security, but if the parity price of the convertible security is less than the call price, the operating company may pay out cash instead of common stock. If the convertible security is issued by an investment bank, the security is an obligation of and is convertible through the issuing investment bank.

The issuer of a convertible security may be important in determining the security’s true value. This is because the holder of a convertible security will have recourse only to the issuer. In addition, a convertible security may be subject to redemption by the issuer, but only after a specified date and under circumstances established at the time the security is issued.

While each Fund uses the same criteria to rate a convertible debt security that it uses to rate a more conventional debt security, a convertible preferred stock is treated like a preferred stock for the Fund’s financial reporting, credit rating, and investment limitation purposes. A preferred stock is subordinated to all debt obligations in the event of insolvency, and an issuer’s failure to make a dividend payment is generally not an event of default entitling the preferred shareholder to take action. A preferred stock generally has no maturity date, so that its market value is dependent on the issuer’s business prospects for an indefinite period of time. In addition, distributions from preferred stock are dividends, rather than interest payments, and are usually treated as such for corporate tax purposes.

Enhanced convertible securities. In addition to “plain vanilla” convertibles, a number of different structures have been created to fit the characteristics of specific investors and issuers. Examples of these enhanced characteristics for investors include yield enhancement, increased equity exposure or enhanced downside protection. From an issuer’s perspective, enhanced structures are designed to meet balance sheet criteria, interest/dividend payment deductibility and reduced equity dilution. The following are descriptions of common structures of enhanced convertible securities.

Mandatorily convertible securities (e.g., ACES, DECS, PRIDES, SAILS—each issuer has a different acronym for their version of these securities) are considered the most equity like of convertible securities. At maturity these securities are mandatorily convertible into common stock offering investors some form of yield enhancement in return for some of the upside potential in the form of a conversion premium. Typical characteristics of mandatories include:

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issued as preferred stock, convertible at premium, pay fixed quarterly dividend (typically 500 to 600 basis points higher than common stock dividend), and are non-callable for the life of the security (usually three to five years). An important feature of mandatories is that the number of shares received at maturity is determined by the difference between the price of the common stock at maturity and the price of the common stock at issuance.

Enhanced convertible preferred securities (e.g., QUIPS, TOPrS, and TECONS) are, from an investor’s viewpoint, essentially convertible preferred securities, i.e., they are issued as preferred stock convertible into common stock at a premium and pay quarterly dividends. Through this structure the company establishes a wholly owned special purpose vehicle whose sole purpose is to issue convertible preferred stock. The proceeds of the convertible preferred stock offering pass through to the company. The company then issues a convertible subordinated debenture to the special purpose vehicle. This convertible subordinated debenture has identical terms to the convertible preferred issued to investors. Benefits to the issuer include increased equity credit from rating agencies and the deduction of coupon payments for tax purposes.

A company divesting a holding in another company often uses exchangeable securities. The primary difference between exchangeables and standard convertible structures is that the issuing company is a different company to that of the underlying shares.

Yield enhanced stock (YES, also known as PERCS) mandatorily converts into common stock at maturity and offers investors a higher current dividend than the underlying common stock. The difference between these structures and other mandatories is that the participation in stock price appreciation is capped.

Zero-coupon and deep-discount convertible bonds (OID and LYONs) include the following characteristics: no or low coupon payments, imbedded put options allowing the investor to put them on select dates prior to maturity, call protection (usually three to five years), and lower than normal conversion premiums at issuance. A benefit to the issuer is that while no cash interest is actually paid, the accrued interest may be deducted for tax purposes. Because of their put options, these bonds tend to be less sensitive to changes in interest rates than either long maturity bonds or preferred stocks. The put options also provide enhanced downside protection while retaining the equity participation characteristics of traditional convertible bonds.

An investment in an enhanced convertible security or any other security may involve additional risks. A Fund may have difficulty disposing of such securities because there may be a thin trading market for a particular security at any given time. Reduced liquidity may have an adverse impact on market price and the Fund’s ability to dispose of particular securities, when necessary, to meet the Fund’s liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity in the secondary market for certain securities also may make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Debt securities Each Fund may invest up to 5% of its total assets in corporate debt securities that the manager believes have the potential for capital appreciation. The receipt of income from debt

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securities is incidental to a Fund’s investment goal. A debt security typically has a fixed payment schedule which obligates the issuer to pay interest to the lender and to return the lender’s money over a certain time period. A company typically meets its payment obligations associated with its outstanding debt securities before it declares and pays any dividend to holders of its equity securities. Bonds, notes, and commercial paper differ in the length of the issuer’s payment schedule, with bonds carrying the longest repayment schedule and commercial paper the shortest.

The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. These changes in market value will be reflected in a Fund’s net asset value.

Lower-rated securities Although they may offer potentially higher returns than do higher rated securities, debt rated lower than BBB by Standard & Poor’s Ratings Group (S&P®) or Baa by Moody’s Investors Service (Moody’s) and unrated debt securities of comparable quality generally involve greater volatility of price and risk to principal, including the possibility of default by, or bankruptcy of the issuers of the securities, than is the case with higher-rated securities. In addition, the markets in which low rated and unrated debt securities are traded are more limited than those in which higher-rated securities are traded. The existence of limited markets for particular securities may diminish a Fund’s ability to sell the securities at fair value either to meet redemption requests or to respond to a specific economic event such as a deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain low rated or unrated debt securities may also make it more difficult for a Fund to obtain accurate market quotations for the purposes of valuing the Fund’s portfolio. Market quotations are generally available on many low rated or unrated securities only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of low rated debt securities, especially in a thinly traded market. Analysis of the creditworthiness of issuers of low rated debt securities may be more complex than for issuers of higher rated securities. The ability of a Fund to achieve its investment goal may, to the extent of investment in low rated debt securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund were invested in higher rated securities.

Lower-rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of low rated debt securities have been found to be less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in low rated debt securities prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of low rated debt securities defaults, a Fund may

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incur additional expenses to seek recovery. Each Fund currently limits its investment in lower-rated debt securities (including convertible debt securities) to 5% or less of its total assets.

Derivative securities The Funds’ transactions in options, futures, and options on futures involve certain risks. These risks include, among others, the risk that the effectiveness of a transaction depends on the degree that price movements in the underlying securities, index, or currency correlate with price movements in the relevant portion of the Fund’s portfolio. The Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation that would result in a loss on both the underlying securities and the derivative security.

In addition, adverse market movements could cause a Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

Positions in exchange traded options and futures may be closed out only on an exchange that provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract or related option at any specific time. Thus, it may not be possible to close an option or futures position. The inability to close options or futures positions may have an adverse impact on a Fund’s ability to effectively hedge its securities. Furthermore, if the Fund is unable to close out a position and if prices move adversely, the Fund will have to continue to make daily cash payments to maintain its required margin. If a Fund does not have sufficient cash to do this, it may have to sell portfolio securities at a disadvantageous time. The Funds will enter into an option or futures position only if there appears to be a liquid secondary market for the options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular over-the-counter (OTC) option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or by entering into a closing sale transaction with the dealer that issued it. When a Fund writes an OTC option, it generally can close out that option before its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

Options, futures, and options on futures. A stock option is a contract that provides the holder the right to buy or sell shares of the stock at a fixed price, within a specified period of time. An option on a stock index is a contract that allows the buyer of the option the right to receive from the seller cash, in an amount equal to the difference between the index’s closing price and the option’s exercise price. A futures contract is an obligation to buy or sell a specified security or currency at a set price on a specified future date. A stock index futures contract is an agreement to take or make delivery of an amount of cash based on the difference between the value of the index at the beginning and end of the contract period. Options, futures, and options on futures are considered “derivative securities.”

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Each Fund may buy and sell options on securities and securities indices. The Funds may only buy options if the premiums paid for such options total 5% or less of net assets.

Each Fund may buy and sell futures contracts for securities and currencies. Each Fund may also buy and sell securities index futures and options on securities index futures. Each Fund may invest in futures contracts only to hedge against changes in the value of its securities or those it intends to buy. The Funds will not enter into a futures contract if the amounts paid for open contracts, including required initial deposits, would exceed 5% of net assets.

The Funds may take advantage of opportunities in the area of options, futures, and options on futures and any other derivative investments that are not presently contemplated for use by the Funds or that are not currently available but which may be developed, to the extent such opportunities are consistent with the Funds’ investment goals and legally permissible for the Funds.

Each Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, who is not subject to registration or regulation as a pool operator under that Act.

Options. The Funds may buy or write (sell) put and call options on securities listed on a national securities exchange and in the OTC market. All options written by the Funds will be covered. The Funds may also buy or write put and call options on securities indices. Options written by the Funds will be for portfolio hedging purposes only.

A call option written by the Fund is covered if the Fund

(a) owns the underlying security that is subject to the call or (b) has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the difference is held in cash or high-grade debt securities in a segregated account with the Fund’s custodian bank.

A put option written by the Fund is covered if the Fund maintains cash or high-grade debt securities with a value equal to the exercise price of the written put in a segregated account with its custodian bank. A put is also covered if the Fund holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

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The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option, since the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

If the writer of an option wants to terminate its obligation, the writer may effect a “closing purchase transaction” by buying an option of the same series as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer’s position. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, the holder of an option may liquidate its position by effecting a “closing sale transaction” by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction may be made at the time desired by the Fund.

Effecting a closing transaction in the case of a written call option allows the Fund to write another call option on the underlying security with a different exercise price, expiration date or both. In the case of a written put option, a closing transaction allows the Fund to write another covered put option. Effecting a closing transaction also allows the cash or proceeds from the sale of any securities subject to the option to be used for other Fund investments. If the Fund wants to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or at the same time as the sale of the security.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to buy the option. Likewise, the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to buy the option. Increases in the market price of a call option will generally reflect increases in the market price of the underlying security. As a result, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

The writing of covered put options involves certain risks. For example, if the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and the Fund’s gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the Fund may elect to close the position or take delivery of the security at the exercise price. The Fund’s return will be the premium received from the put option minus the amount by which the market price of the security is below the exercise price.

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A Fund may buy call options on securities it intends to buy in order to limit the risk of a substantial increase in the market price of the security before the purchase is effected. A Fund may also buy call options on securities held in its portfolio and on which it has written call options. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the call option plus any related transaction costs.

A Fund may buy put options on securities in an attempt to protect against a decline in the market value of the underlying security below the exercise price less the premium paid for the option. The ability to buy put options allows the Fund to protect the unrealized gain in an appreciated security in its portfolio without actually selling the security. In addition, the Fund continues to receive interest or dividend income on the security. The Fund may sell a put option it has previously purchased prior to the sale of the security underlying the option. The sale of the option will result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid for the put option. Any gain or loss may be wholly or partially offset by a change in the value of the underlying security that the Fund owns or has the right to acquire.

A Fund may write covered put and call options and buy put and call options that trade in the OTC market to the same extent that it may engage in exchange traded options. Like exchange traded options, OTC options give the holder the right to buy, in the case of OTC call options, or sell, in the case of OTC put options, an underlying security from or to the writer at a stated exercise price. However, OTC options differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done based on information from market makers. OTC options are available for a greater variety of securities and in a wider range of expiration dates and exercise prices, however, than exchange traded options, and the writer of an OTC option is paid the premium in advance by the dealer.

Call and put options on stock indices are similar to options on securities except, rather than the right to buy or sell stock at a specified price, options on a stock index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying stock index is greater than (or less than, in the case of a put) the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

When a Fund writes an option on a stock index, the Fund will establish a segregated account with its custodian bank containing cash or high quality fixed-income securities in an amount at least equal to the market value of the underlying stock index. The Fund will maintain the account while the option is open or will otherwise cover the transaction.

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Financial futures. The Funds may enter into contracts for the purchase or sale of futures contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver such cash value called for by the contract on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to take delivery of the cash value called for by the contract at a specified date. The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in price of portfolio securities without actually buying or selling the underlying security. Futures contracts have been designed by exchanges designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

The Funds will not engage in transactions in futures contracts or related options for speculation, but only as a hedge against changes resulting from market conditions in the values of its securities or securities that they intend to buy and, to the extent consistent therewith, to accommodate cash flows. The Funds will not enter into any stock index or financial futures contract or related option if, immediately thereafter, more than one third of total assets would be represented by futures contracts or related options. In addition, the Funds may not buy or sell futures contracts or buy or sell related options if, immediately thereafter, the sum of the amount of initial deposits on existing financial futures and premiums paid on options on financial futures contracts would exceed 5% of total assets (taken at current value). If a Fund enters into a futures contract or related call option, it will maintain with its custodian bank, to the extent required by the rules of the SEC, assets in a segregated account to cover its obligations with respect to such contract which will consist of cash, cash equivalents or high quality debt securities from its portfolio in an amount equal to the market value of such futures contract or related option.

Stock index futures. The Funds may buy and sell stock index futures contracts. A stock index futures contract obligates the seller to deliver (and the buyer to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made.

The Funds may sell stock index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of their equity securities that might otherwise result. When a Fund is not fully invested in stocks and anticipates a significant market advance, it may buy stock index futures in order to gain rapid market exposure that may in part or entirely offset increases in the cost of common stocks that it intends to buy.

Options on stock index futures. The Funds may buy and sell call and put options on stock index futures to hedge against risks of market price movements. The need to hedge against these risks will depend on the extent of diversification of the Fund’s common stock portfolio and the sensitivity of such investments to factors influencing the stock market as a whole.

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Call and put options on stock index futures are similar to options on securities except that, rather than the right to buy or sell stock at a specified price, options on stock index futures give the holder the right to receive cash. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day before the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

Bond index futures and related options. The Funds may buy and sell futures contracts based on an index of debt securities and options on such futures contracts to the extent they currently exist and, in the future, may be developed. The Funds reserve the right to conduct futures and options transactions based on an index that may be developed in the future to correlate with price movements in certain categories of debt securities. The Funds’ investment strategies in employing futures contracts based on an index of debt securities will be similar to that used in other financial futures transactions. They may also buy and write put and call options on bond index futures and enter into closing transactions with respect to such options.

Futures contracts for securities and currencies. The Funds may buy and sell futures contracts for securities, and currencies. These Funds may also enter into closing purchase and sale transactions with respect to these futures contracts. The Funds will engage in futures transactions only for bona fide hedging or other appropriate risk management purposes. All futures contracts entered into by the Funds are traded on U.S. exchanges or boards of trade licensed and regulated by the CFTC or on foreign exchanges.

When securities prices are falling, a Fund may offset a decline in the value of its current portfolio securities through the sale of futures contracts. When prices are rising, a Fund can attempt to secure better prices than might be available when it intends to buy securities through the purchase of futures contracts. Similarly, a Fund can sell futures contracts on a specified currency in an attempt to protect against a decline in the value of that currency and its portfolio securities denominated in that currency. A Fund can buy futures contracts on a foreign currency to fix the price in U.S. dollars of a security denominated in that currency that the Fund has purchased or expects to buy.

Positions taken in the futures markets are not normally held to maturity, but are liquidated through offsetting transactions that may result in a profit or a loss. While the Funds’ futures contracts on securities and currencies will usually be liquidated in this manner, the Funds may instead make or take delivery of the underlying securities or currencies whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currencies are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

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To the extent a Fund enters into a futures contract, it will deposit in a segregated account with its custodian bank cash or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to the Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

Financial Futures contracts—general. Although financial futures contracts by their terms call for the actual delivery or acquisition of securities, or the cash value of the index, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities or cash. A contractual obligation is offset by buying (or selling, as the case may be) on a commodities exchange an identical financial futures contract calling for delivery in the same month. This transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities or cash. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Funds will incur brokerage fees when they buy or sell financial futures contracts.

Illiquid securities Each Fund has a policy of not investing more than a certain percentage of its net assets in illiquid securities. The Global Aggressive Growth Fund’s policy limits such investments to no more than 15% and the Global Growth Fund to no more than 10%. Illiquid securities are generally any security that cannot be sold within seven days in the normal course of business at approximately the amount at which the Fund has valued them.

Each Fund does not consider securities that it acquires outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. Each Fund will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Fund has reason to believe that it could not resell the securities in a public trading market.

The Funds’ board of trustees (board or trustees) has authorized the Funds to invest in legally restricted securities (such as those issued pursuant to an exemption from the registration requirements of the federal securities laws) where such investments are consistent with a Fund’s investment goal. To the extent the manager determines there is a liquid institutional or other market for these securities, the Fund considers them to be liquid securities. An example of these securities are restricted securities that may be freely transferred among qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (1933 Act), and for which a liquid institutional market has developed. The board will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the manager’s assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the manager and the board will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the

16

nature of the security and marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent a Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may increase if qualified institutional buyers become uninterested in buying these securities or the market for these securities contracts.

The sale of restricted or illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than the sale of securities ☐eligible for trading on national securities exchanges or in the OTC markets. Restricted securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

144A securities. Subject to its liquidity limitation, each Fund may invest in certain unregistered securities which may be sold under Rule 144A of the 1933 Act (144A securities). Due to changing market or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale. In addition, a Fund’s purchase of 144A securities may increase the level of the security’s illiquidity, as some institutional buyers may become uninterested in purchasing such securities after the Fund has purchased them.

Loans of portfolio securities To generate additional income, each Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund’s total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund’s custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. A Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. A Fund also continues to receive any distributions paid on the loaned securities. A Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. A Fund will loan its securities only to parties who meet creditworthiness standards approved by the board, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

Private investments Consistent with their respective investment goals and policies, each Fund may from time to time make private investments in companies whose securities are not publicly traded, including late stage private placements. These investments typically will take the form of

17

letter stock or convertible preferred stock. Because these securities are not publicly traded, there is no secondary market for the securities. Each Fund will treat these securities as illiquid.

Late stage private placements are sales of securities made in non-public, unregistered transactions shortly before a company expects to go public. The Fund may make such investments in order to participate in companies whose initial public offerings are expected to be “hot” issues. There is no public market for shares sold in these private placements and it is possible that initial public offerings will never be completed. Moreover, even after an initial ☐public offering, there may be a limited trading market for the securities or the Fund may be subject to contractual limitations on its ability to sell the shares.

Real estate securities Investments in real estate securities are subject to the risks associated with the real estate industry. Economic, regulatory, and social factors that affect the value of real estate will affect the value of real estate securities. These factors include overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, variations in rental income, changes in neighborhood values, the appeal of properties to tenants, and increases in interest rates. Real Estate Investment Trusts (REITs) are subject to risks related to the skill of their management, changes in value of the properties the REITs own, the quality of any credit extended by the REITs, and general economic and other factors.

Repurchase agreements Each Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including to satisfy redemption requests from shareholders, waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund’s ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

The Funds may also enter into reverse repurchase agreements. Under a reverse repurchase agreement, these Funds agree to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. Each Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of the Fund’s obligation under the agreement, including accrued interest, in a segregated account with the Fund’s custodian bank.

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The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under federal securities laws, the Funds do not treat them as borrowings for purposes of its investment restrictions, provided the segregated account is properly maintained.

Joint transactions. Each Fund may participate in joint repurchase agreement arrangements with, and combine orders to buy or sell securities with orders from, other funds managed by the manager and its affiliates. Each Fund may also invest in shares of one or more money market ☐funds managed by the manager or its affiliates, to the extent permitted by exemptions granted under the 1940 Act.

Securities industry related investments To the extent it is consistent with their respective investment goals and certain limitations under the 1940 Act, the Funds may invest their assets in securities issued by companies engaged in securities related businesses, including companies that are securities brokers, dealers, underwriters or investment advisors. These companies are considered to be part of the financial services industry. Generally, under the 1940 Act, a Fund may not acquire a security or any interest in a securities related business to the extent such acquisition would result in the Fund acquiring in excess of 5% of a class of an issuer’s outstanding equity securities or 10% of the outstanding principal amount of an issuer’s debt securities, or investing more than 5% of the value of the Fund’s total assets in securities of the issuer. In addition, any equity security of a securities-related business must be a marginable security under Federal Reserve Board regulations and any debt security of a securities-related business must be investment grade as determined by the Board. The Funds do not believe that these limitations will impede the attainment of their investment goals.

Temporary investments When the manager believes a market or economic conditions are unfavorable for investors, the manager may invest up to 100% of a Fund’s assets in a temporary defensive manner or hold a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which a Fund normally invests, or economies of the countries where a Fund invests.

Temporary defensive investments generally may include high-grade commercial paper, repurchase agreements, and other money market equivalents. To the extent allowed by exemptions granted under the 1940 Act and a Fund’s other investment policies and restrictions, the manager also may invest a Fund’s assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity.

Unseasoned companies To the extent that a Fund may invest in smaller capitalization companies or other companies, it may have significant investments in relatively new or unseasoned companies that are in their early stages of development, or in new and emerging industries where the opportunity for rapid growth is expected to be above average. Securities of

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unseasoned companies present greater risks than securities of larger, more established companies.

Officers and Trustees

The Trust has a board of trustees. Each trustee will serve until that person’s successor is elected and qualified. The board is responsible for the overall management of the Trust, including general supervision and review of each Fund’s investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust’s day-to-day operations. The board also ☐monitors each Fund to ensure no material conflicts exist among share classes. While none is expected, the board will act appropriately to resolve any material conflict that may arise.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Trust, principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

Independent Board Members

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
Frank H. Abbott, III (82) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	113	None

Principal Occupation During Past 5 Years:

President and Director, Abbott Corporation (an investment company); and formerly, Director, MotherLode Gold Mines Consolidated (gold mining) (until 1996) and Vacu-Dry Co. (food processing) (until 1996).

Harris J. Ashton (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	140	Director, Bar-S Foods (meat packing company).

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Principal Occupation During Past 5 Years:

Director of various companies; and formerly, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).

Robert F. Carlson (75) One Franklin Parkway San Mateo, CA ☐94403-1906	Trustee	Since 2000	52	None

Principal Occupation During Past 5 Years:

Vice President and past President, Board of Administration, California Public Employees Retirement Systems (CALPERS); and formerly, member and Chairman of the Board, Sutter Community Hospitals; member, Corporate Board, Blue Shield of California; and Chief Counsel, California Department of Transportation.

S. Joseph Fortunato (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	141	None

Principal Occupation During Past 5 Years: Attorney, and formerly, member of the law firm of Pitney, Hardin, Kipp & Szuch.

Edith E. Holiday (51) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	90	Director, Amerada Hess
Corporation
(exploration and
refining of oil and gas);
Hercules Incorporated
(chemicals, fibers and
resins); Beverly
Enterprises, Inc. (health
care); H.J. Heinz
Company (processed
foods and allied
products); RTI
International Metals,
Inc. (manufacture and
distribution of
titanium); and Canadian
National Railway
				(railroad).

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Principal Occupation During Past 5 Years:

Director or Trustee of various companies and trusts; and formerly, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

Frank W.T. LaHaye (74) ☐One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	113	Director, The California Center for Land Recycling (redevelopment).

Principal Occupation During Past 5 Years: General Partner, Las Olas L.P. (Asset Management); and formerly, Chairman, Peregrine Venture Management Company (venture capital).

Gordon S. Macklin (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	140	Director, White
Mountains Insurance
Group, Ltd. (holding
company); Martek
Biosciences
Corporation;
WorldCom, Inc.
(communications
services); MedImmune,
Inc. (biotechnology);
Overstock.com (Internet
services); Spacehab,
Inc. (aerospace
services); and formerly
Director, MCI
Communications
Corporation
(subsequently known as
MCI WorldCom, Inc.
and WorldCom, Inc.)
(communications
services) (1988-2002).

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Principal Occupation During Past 5 Years:

Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and formerly, Chairman, White River Corporation (financial services) (until 1998) and Hambrecht & Quist Group (investment banking) (until 1992); and President, National Association of Securities Dealers, Inc. (until 1987).

Interested Board Members and Officers

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board ☐Member*	Other Directorships Held
**Harmon E. Burns (58) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Vice President	Since 2000	38	None

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin Investment Advisory Services, Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

**Charles B. Johnson (70) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Chairman of the Board	Since 2000	140	None

Principal Occupation During Past 5 Years:

Chairman of the Board, Chief Executive Officer, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc and of 46 of the investment companies in Franklin Templeton Investments.

**Rupert H. Johnson, Jr. (62)	Trustee, President and Chief Executive	Trustee and President since 2000	123	None

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One Franklin Parkway San Mateo, CA 94403-1906	Officer—Investment Management	and Chief Executive Officer—Investment Management since October 2002

☐Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Martin L. Flanagan (43) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trusteek as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Jimmy D. Gambill (55) 500 East Broward Blvd. Suite 2100 Fort Lauderdale, FL 33394-3091	Senior Vice President and Chief Executive Officer—Finance and Administration	Since October 2002	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.

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David P. Goss (56) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

☐Principal Occupation During Past 5 Years:

Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and formerly, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).

Barbara J. Green (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Vice President and Deputy General Counsel, Franklin Resources, Inc.; Senior Vice President, Templeton Worldwide, Inc.; officer of some of the subsidiaries of Franklin Resources, Inc., and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, Securities and Exchange Commission (1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).

Edward B. Jamieson (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and Portfolio Manager, Franklin Advisers, Inc.; officer of other subsidiaries of Franklin Resources, Inc.; and officer and trustee of five of the investment companies in Franklin Templeton Investments.

Michael O. Magdol (66) 600 Fifth Avenue	Vice President— AML Compliance	Since May 2002	Not Applicable	Director, FTI Banque, Arch Chemicals, Inc. and Lingnan Foundation.

25

Rockefeller Center New York, NY 10048-0772

☐Principal Occupation During Past 5 Years:

Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.

Christopher J. Molumphy (41) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years: Executive Vice President, Franklin Advisers, Inc.; and officer of four of the investment companies in Franklin Templeton Investments.

Kimberley H. Monasterio (39) One Franklin Parkway San Mateo, CA 94403-1906	Treasurer and Chief Financial Officer	Treasurer since 2000 and Chief Financial Officer since September 2002	Not Applicable	None

Principal Occupation During Past 5 Years: Senior Vice President, Franklin Templeton Services, LLC; and officer of 51 of the investment companies in Franklin Templeton Investments.

Murray L. Simpson (65) One Franklin Parkway San Mateo, CA 94403-1906	Vice President and Secretary	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc.; and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).

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*	We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.
☐
**	Charles B. Johnson and Rupert H. Johnson, Jr. are considered interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust’s adviser and distributor. Harmon E. Burns is considered an interested person of the Trust under the federal securities laws due to his position as officer and director of Franklin Resources, Inc.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

The Trust currently does not pay fees to noninterested board members. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of a board meeting. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by Franklin Templeton Investments.

Name	Total Fees Received from Franklin Templeton Investments[1] ($)	Number of Boards in Franklin Templeton Investments on which Each Serves[2]
Frank H. Abbott, III	164,214	29
Harris J. Ashton	372,100	46
Robert F. Carlson	95,070	15
S. Joseph Fortunato	372,941	47
Edith E. Holiday	273,635	29
Frank W.T. LaHaye	164,214	299
Gordon S. Macklin	363,512	46

1.	For the calendar year ended December 31, 2002.
2.	We base the number of boards on the number of registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Funds or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of

27

Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

☐Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such board member. Investments in the name of family members or entities controlled by a board member constitute fund holdings of such board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a board member’s fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Trust on December 31, 2002.

Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in Each Series of The Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Frank H. Abbott, III	None	Over $100,000
Harris J. Ashton	None	Over $100,000
Robert F. Carlson	None	Over $100,000
S. Joseph Fortunato	None	Over $100,000
Edith E. Holiday	None	Over $100,000
Frank W.T. LaHaye	None	Over $100,000
Gordon S. Macklin	None	Over $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harmon E. Burns	None	Over $100,000
Charles B. Johnson	None	Over $100,000
Rupert H. Johnson, Jr.	None	Over $100,000

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Board Committees The board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust’s independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Trust’s financial reports and internal accounting. The Audit Committee is comprised of the following independent trustees of the Trust: Frank H. Abbott, III, Robert F. Carlson and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust: Frank H. Abbott, III, Harris J. Ashton, Robert F. Carlson, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.

The Trust’s Nominating Committee sets trustees’ fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Trust’s address at:

P.O. Box 33030

St. Petersburg, FL 33733-8030

During the Trust’s fiscal year ended July 31, 2003, the Audit Committee met five times and the Nominating Committee did not meet.

Proxy Voting Policies and Procedures

The board Trust on behalf of the Funds has delegated the authority to vote proxies related to the portfolio securities held by the Fund to each Fund’s manager. Fiduciary International, Inc. in accordance with the Proxy Voting Policies and Procedures (Policies) adopted by the manager.

The manager has delegated its administrative duties with respect to the voting of proxies to the Proxy Group within Franklin Templeton Companies, LLC (Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc. All proxies received by the Proxy Group will be voted based upon the manager’s instructions and/or policies.

To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS’ analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager’s ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. All conflicts are resolved in the interests of the manager’s clients. In situations where the manager

29

perceives a material conflict of interest, the manager may: disclose the conflict to the Fund’s Board of Directors; defer to the voting recommendation of the Fund’s Board of Directors, ISS or ☐those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

The recommendation of management on any issue is a factor which the manager considers in determining how proxies should be voted, but is not determinative of the manager’s ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company’s management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company’s management in any situation where it deems that the ratification of management’s position would adversely affect the investment merits of owning that company’s shares.

Adviser’s Proxy Voting Policies and Principles

The manager has adopted general proxy voting guidelines, which are summarized below. These guidelines are not an exhaustive list of all the issues that may arise and the manager cannot anticipate all future situations. In all cases, each proxy will be considered based on the relevant facts and circumstances.

Board of Directors The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration factors such as the company’s corporate governance guidelines or provisions and performance.

Management & Director Compensation A company’s equity-based compensation plan should be in alignment with its shareholders’ long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable, including the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment “evergreen” feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose “golden parachutes” that are considered to be excessive. The manager will normally support proposals that require a percentage of directors’ compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager

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will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans.

Anti-Takeover Mechanisms and Related Issues The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders’ interests. The manager generally supports proposals that require shareholder rights’ plans (“poison pills”) to be subject to a shareholder vote and will closely evaluate such plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. The manager generally opposes any supermajority voting requirements as well as the payment of “greenmail.” The manager generally supports “fair price” provisions and confidential voting.

Changes to Capital Structure The manager will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase and proposals seeking preemptive rights. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable.

Mergers and Corporate Restructuring Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

Social and Corporate Policy Issues The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

Global Corporate Governance Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region.

The manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. The manager may abstain from voting under certain circumstances or vote against items such as “Other Business” when the manager is not given adequate information from the company.

Shareholders may view the complete Policies on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Policies free of charge by calling the Proxy

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Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, ☐Attention: Proxy Group. Copies of the Fund’s proxy voting records will also be made available on-line at www.franklintempleton.com and posted on the SEC website at www.sec.gov no later than August 31, 2004 and will reflect the twelve-month period beginning July 1, 2003, and ending June 30, 2004.

Management and Other Services

Manager and services provided Each Fund’s manager is Franklin Advisers, Inc. The manager is a wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

The manager provides investment research and portfolio management services, and selects the securities for each Fund to buy, hold or sell. The manager also selects the brokers who execute the Funds’ portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager’s investment activities. To protect the Funds, the manager and its officers, directors and employees are covered by fidelity insurance.

The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of each Fund. Similarly, with respect to each Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by a Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, federal regulations applicable to FHCs may limit or restrict the Fund’s ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Funds, their manager, sub-advisor and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for a Fund or that are currently held by a Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Funds, their manager, sub-advisor and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the Securities and Exchange Commission (SEC).

The Funds’ sub-advisor is Fiduciary International, Inc., an indirect, wholly owned subsidiary of Resources. The sub-advisor has an agreement with the manager to provide portfolio management services to the Funds. The sub-advisor recommends the optimal equity allocation and provides advice regarding the Funds’ investments. The sub-advisor also determines which securities will

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be purchased, retained or sold and executes these transactions. The sub-advisor is a research driven, fundamental investor whose strategy is based on a top-down evaluation of the equity ☐markets, a thematic approach to stock selection which divides the market into broad economic sectors and an analysis of specific industry fundamentals. It will identify themes, often including more than one market sector, which provide the best opportunities for growth. The sub-advisor relies on a team of analysts to provide in-depth industry expertise and uses both qualitative and quantitative analysis to identify companies with superior products, research capabilities and quality of management and determine those companies with superior earning power and expected growth rates. Such advantages as a particular marketing niche, proven technology, sound financial records, strong management, and industry leadership are all factors the sub-advisor believes point to strong growth potential. The sub-advisor projects growth rates and stock price targets for the short, medium and long term, and considers both absolute and relative price/earnings ratios in evaluating stocks. The sub-advisor’s activities are subject to the board’s review and control, as well as the manager’s instruction and supervision.

During the past fiscal year, the board, including a majority of non-interested or independent trustees, approved renewal of the Funds’ management agreements. In reaching this decision, the board took into account information furnished throughout the year at regular board meetings, as well as information specifically furnished for a board meeting held annually to specifically consider such renewal. Information furnished throughout the year included reports on the Funds’ investment performance, expenses, portfolio composition and sales and redemptions, along with related financial statements, information about the scope and quality of services provided by the manager and its affiliates, as well as periodic reports relating to compliance with the Funds’ investment policies and restrictions. The information furnished annually to the board also included special reports prepared by an independent third party analyst comparing the Funds’ investment performance, and expenses with those of other mutual funds deemed comparable to the Funds as selected by the independent third party analyst as well as information relating to the manager’s profitability.

In considering such material, the independent board members received assistance and advice from and met separately with independent counsel. Based upon its review of such material and information together with such other information as it deemed relevant, the board, including a majority of independent trustees, concluded that continuance of the management agreement was appropriate and in the best interest of Fund shareholders. In reaching this decision, the board took into account a combination of factors, including the following:

•	Performance. Performance of each Fund was considered in reference to a peer group of global funds as selected by the independent third party analyst. In evaluating performance, attention was given to performance of the Funds in comparison with this peer group, in comparison to those particular indices relevant to global funds, and to each Fund’s compliance with its specific investment objectives and investment restrictions.

•	Expenses. In considering the reasonableness of expenses, consideration was given to the fact that the manager had waived its advisory fee and reimbursed a portion of each Fund’s operating expenses.

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•	Quality of services. In considering the scope and quality of investment management services, consideration was given to the manager’s continuing need to attract and retain qualified investment management staff, the portfolio research and management process, and the record of compliance with Fund investment policies and restrictions, as well as the code of ethics which governs personal securities trading by Fund management. Consideration was also given to the scope and quality of the various other functions, such as underwriting, transfer agency and shareholder servicing provided the Funds under separate agreements with the manager and its affiliates. In performing this evaluation, the board considers factors such as the level of expenditures in and improvements and enhancements of services provided, as well as data and reports evidencing or measuring the various levels of services provided. In addition to third party data and reports, the trustees, all of whom have significant investments in one or more of the Franklin Templeton family of funds, check on and informally report from time to time on, the level of service personally experienced by them as shareholders. The board also considered the benefit to Fund shareholders of investing in a fund that is part of a large family of funds offering a variety of investment choices and shareholder services.

•	Manager’s profitability. The trustees considered the manager’s level of profitability in providing management and other services to the Franklin Templeton funds, including the Funds. In doing so, the trustees considered materials and reports prepared annually by the manager which address profitability from its overall U.S. fund business, as well as from services provided the individual funds, including the Funds. The board reviews and discusses in detail the basis on which such reports are prepared and reviews the reasonableness of the cost allocation methodology utilized with the Funds’ independent auditors. The board also considers the extent to which the manager may potentially achieve economies of scale and possibly derive other ancillary benefits from Fund operations, including the allocation of Fund brokerage and the use of “soft” commission dollars to pay for research and other similar services. The trustees also considered the manager’s profitability in comparison with available industry data.

Management fees Each Fund pays the manager a fee equal to an annual rate of:

•	0.800% of the value of net assets up to and including $500 million;

•	0.700% of the value of net assets over $500 million up to and including $1 billion;

•	0.650% of the value of net assets over $1 billion up to and including $1.5 billion;

•	0.600% of the value of net assets over $1.5 billion up to and including $6.5 billion;

•	0.575% of the value of net assets over $6.5 billion up to and including $11.5 billion;

•	0.555% of the value of net assets over $11.5 billion up to and including $16.5 billion;

•	0.540% of the value of net assets over $16.5 billion up to and including $19 billion;

•	0.530% of the value of net assets over $19 billion up to and including $21.5 billion; and

•	0.520% of the value of net assets in excess of $21.5 billion.

The fee is computed at the close of business on the last business day of each month according to the terms of the management agreement. Each class of a Fund’s shares pays its proportionate share of the fee.

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•	For the three fiscal years ended December 31, 2003, the manager has agreed in advance to waive [or reduce] its fees in order to reduce the expenses of the Funds. The Funds’ management fees, before and after fee waiver [or reduction] were:

	Management Fees (%)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		3,610	10,153
Global Growth Fund		5,579	18,754
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

The manager pays the sub-advisor a fee equal to an annual rate of:

Global Aggressive Growth Fund

•	0.600% of the value of net assets up to and including $100 million;

•	0.500% of the value of net assets over $100 million up to and including $250 million;

•	0.450% of the value of net assets over $250 million up to and including $500 million;

•	0.400% of the value of net assets over $500 million.

Global Growth Fund

•	0.550% of the value of net assets up to and including $100 million;

•	0.500% of the value of net assets over $100 million up to and including $250 million;

•	0.450% of the value of net assets over $250 million up to and including $500 million;

•	0.400% of the value of net assets over $500 million.

The manager pays these fees from the management fees it receives from the Funds. For the three fiscal years ended July 31, 2003, the sub-advisory agreed in advance to waive [or reduce] its fees in order to reduce the expenses of the Funds. The fees, before and after waiver [or reduction] were:

	Sub-Advisory Fees ($)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		12,277	13,279
Global Growth Fund		10,850	8,096
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

Administrator and services provided Franklin Templeton Services, LLC (FT Services) has an agreement with each Fund to provide certain administrative services and facilities for the Fund.

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FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of each Fund’s manager, sub-advisor and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

Administration fees Each Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of each Fund’s average daily net assets.

For the three fiscal years ended July 31, 2003, FT Services agreed in advance to waive [or reduce] its fees in order to reduce the Funds’ expenses. Administration fees, before and after waiver [or reduction] were:

	Administration Fees ($)
	2003	2002	2001*
Fees Before Waiver
Global Aggressive Growth Fund		3,614	2,701
Global Growth Fund		4,466	4,831
Fees After Waiver [or Reduction]
Global Aggressive Growth Fund		0	0
Global Growth Fund		0	0

*	Period December 29, 2000 through July 31, 2001.

Shareholder servicing and transfer agent Franklin Templeton Investor Services, LLC (Investor Services) is each Fund’s shareholder servicing agent and acts as each Fund’s transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Please send all correspondence to Investor Services at P.O. Box 997151, Sacramento, CA 95899-9983.

Investor Services receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.

The Fund may also pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Fund in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

Custodian Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the Fund’s securities and other assets.

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Auditor PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, CA 94105, is the Funds’ independent auditor. The auditor gives an opinion on the financial statements included in the Trust’s Annual Report to Shareholders and reviews the Trust’s registration statement filed with the SEC.

Portfolio Transactions

The manager selects brokers and dealers to execute each Fund’s portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless the manager believes that trading on a principal basis will not provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager’s overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Funds. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place a dollar value on the special executions or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs of other securities firms. As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients. If the Funds’ officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Funds’ portfolio transactions.

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Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Funds tender portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Funds, any portfolio securities tendered by a Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Funds and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Funds are concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Funds.

During the last three fiscal years ended July 31, each Fund paid the following s:

		Brokerage Commissions ($)
	2003	2002	20011
Global Aggressive Growth Fund		4,465	7,119
Global Growth Fund		10,125	14,925

1.	For the period from December 29, 2000, through July 31, 2001.

For the fiscal year ended July 31, 2003, the Funds paid brokerage commissions from aggregate portfolio transactions to brokers who provided research services as follows:

	Brokerage Commissions ($)	Aggregate Portfolio Transactions ($)
Global Aggressive Growth Fund
Global Growth Fund

As of July 31, 2003, the Funds did not own securities of their regular broker-dealers.

Because the Funds may, from time to time, invest in broker-dealers, it is possible that the Funds will own more than 5% of the voting securities of one or more broker-dealers through whom each Fund places portfolio brokerage transactions. In such circumstances, the broker-dealer would be considered an affiliated person of the Funds. To the extent the Funds place brokerage transactions through such a broker-dealer at a time when the broker-dealer is considered to be an affiliate of the

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Funds, the Funds will be required to adhere to certain rules relating to the payment of commissions to an affiliated broker-dealer. These rules require the Funds to adhere to procedures adopted by the board to ensure that the commissions paid to such broker-dealers do not exceed what would otherwise be the usual and customary brokerage commissions for similar transactions.

Distributions and Taxes

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). This Act will provide you with significant tax relief on the income and gains distributed to you by a Fund.

Dividend Income. Under JGTRRA, dividends earned after December 31, 2002 on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate bracket):

•	dividends paid by domestic corporations,

•	dividends paid by qualified foreign corporations, including:

•	corporations incorporated in a possession of the U.S.,

•	corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

•	corporations whose stock is traded on a domestic securities exchange.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

The Investment Company Institute, on behalf of its members including Franklin Templeton Investments, has written the U.S. Department of Treasury to ask for administrable rules for determining which foreign securities meet one of these three tests and are allowed to pay qualified dividend income. When received, this guidance will be used by the Funds to determine the percentage of each Fund’s income that qualifies for this reduced rate of taxation.

Each Fund must meet certain holding period requirements to qualify its dividends for this treatment. Specifically, a Fund must hold the stock for at least 60 days during the 120-day period beginning 60 days before the stock became ex-dividend (or 90-days and 180-days, respectively, for preferred stock).

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs) do not qualify for this favorable tax treatment. Additionally, income dividends paid from interest earned by the Funds on debt securities will continue to be taxed at the higher ordinary income tax rates.

After the close of each calendar year, each Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates of taxation). If 95% or more of its income is from qualified sources, it will be allowed to designate 100% of the Fund’s distributions as qualified dividend income.

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Long-Term Capital Gains. For all sales of portfolio securities occurring after May 5, 2003, the net capital gain on these sales, when distributed to you as a capital gain dividend, is subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). In addition, any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003 is eligible for these reduced tax rates.

For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

Qualified 5-year gains have been expressly repealed by JGTRRA, effective for sales made after May 5, 2003. For calendar year 2003, each Fund will inform you of the amount of its capital gain dividends that are either pre-May 6 dividends or post-May 5 dividends (qualifying for reduced rates of taxation).

JGTRRA does not change the tax treatment of short-term capital gains realized from the sale of securities held for one year or less. Each Fund continues to be required to distribute to shareholders these gains as ordinary income dividends subject to tax at the higher ordinary income tax rates.

These rules are summarized in the following chart:

Net Gains from the sale of shares held one year or less
Sales made:	Calendar Years 2003 through 2008

• all shareholders	Short-term capital gain (taxed at ordinary income rates)

Fund Capital Gain Distributions and Net Gains from the sale of shares held more than one year:
Sales made:	Jan 1 – May 5, 2003	May 6 – Dec 31, 2003 and for calendar years 2004 through 2008

Shareholders in 10% & 15% rate brackets	Long-term capital gain (taxed at a maximum rate of 10% if not held for more than 5-years; 8% if held more than 5-years)	Long-term capital gain (taxed at a maximum rate of 5%; 0% in 2008)

Shareholders in higher rate brackets	Long-term capital gain (taxed at a maximum rate of 20%)	Long-term capital gain (taxed at a maximum rate of 15%)

☐To determine the tax rate at which your capital gain will be taxed, you must first complete the netting process that occurs on Schedule D of Form 1040. All short-term capital gains and losses

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and all long-term capital gains and losses must be netted in their respective categories, then the net short-term capital gain or loss and the net long-term capital gain or loss must be netted to arrive at an overall net capital gain or loss position. The overall net short-term or net long-term capital gain is then subject to tax as noted in the above table. Any excess capital losses may be used to offset ordinary income (subject to limitations of $3,000 per year for most individuals), with the balance of any net loss carried over to future years until it is used up against net capital gains or offset against ordinary income in those years.

Expiration of Provisions. The special provisions of JGTRRA dealing with reduced rates of taxation for qualified dividends and net long-term capital gains are scheduled to expire on December 31, 2008, unless extended or made permanent before that date. If these rules do expire, the prior rates of taxation of dividends and capital gains under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including special rules for the taxation of qualified 5-year gains, will again be enforced for 2009 and 2010, and will then expire and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of EGTRRA.

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates of taxation on income dividends and capital gain distributions, and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

For more information about JGTRRA, please contact your professional tax advisor.

Multiclass distributions Each Fund calculates income dividends and capital gain distributions the same way for each class. The amount of any income dividends per share will differ, however, generally due to any differences in the distribution and service (Rule 12b-1) fees applicable to the classes.

Distributions of net investment income Each Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) a ☐Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

Distributions of capital gains

Capital gain distributions. A Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by a Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

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Investments in foreign securities The next three paragraphs describe tax considerations that are applicable to a Fund’s investments in foreign securities.

Pass-through of foreign tax credits. A Fund may be subject to foreign withholding taxes on income from certain foreign securities. If more than 50% of a Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). Each Fund will provide you with the information necessary to complete your personal income tax return if it makes this election.

You should be aware that under the provisions of JGTRRA, your use of foreign dividends, designated by a Fund as dividends from qualifying foreign corporations and subject to reduced rates of taxation on dividend income, may reduce the otherwise available foreign tax credits on your federal income tax return. Shareholders in these circumstances should talk with their personal tax advisors about their foreign tax credits and the procedures that they should follow to claim these credits on their personal income tax returns.

Effect of foreign debt investments and hedging on distributions. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by a Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses ☐reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC securities. A Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). When investing in PFIC securities, each Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that a Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by a Fund.

Information on the amount and tax character of distributions Each Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate

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and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

Election to be taxed as a regulated investment company Each Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). Each has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. As a regulated investment company, a Fund generally pays no federal income tax on the income and gains it distributes to you. The board reserves the right not to maintain the qualification of a Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and ☐gains, and distributions to you would be taxed as ordinary income dividends to the extent of the Fund’s earnings and profits.

Excise tax distribution requirements To avoid federal excise taxes, the Code requires a Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

•	98% of its taxable ordinary income earned during the calendar year;

•	98% of its capital gain net income earned during the twelve month period ending October 31; and

•	100% of any undistributed amounts of these categories of income or gain from the prior year.

Each Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales of Fund shares Sales and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, or exchange them for shares of a different Franklin Templeton fund, the IRS requires you to report any gain or loss on your sale or exchange. If you owned your shares as a capital asset, any gain or loss that you realize is a capital gain or loss, and is long-term or short-term, depending on how long you owned your shares.

Sales at a loss within six months of purchase. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by a Fund on those shares.

Wash sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

U.S. government securities The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in

43

some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae and Fannie Mae securities), ☐generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Qualified Dividends For individual shareholders, a portion of the dividends paid by a Fund may be qualified dividends eligible for reduced rate of taxation, as detailed in the section above labeled “2003 Tax Act.” The amount of each Fund’s ordinary dividend distribution that is eligible for this favored tax treatment will be reported by the Fund in its year-end tax notices to shareholders.

Dividends-received deduction for corporations For corporate shareholders, a portion of the dividends paid by a Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a Fund out of income earned on its investments in domestic corporations. Because the income of each Fund generally is derived from investments in domestic securities, it is anticipated that a portion of the dividends paid by a Fund will qualify for this deduction. You may be allowed to deduct these qualified dividends, thereby reducing the tax that you would otherwise be required to pay. All dividends (including the deducted portion) are included in your calculation of alternative minimum taxable income.

Investment in complex securities Each Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example:

Derivatives. Each Fund is permitted to invest in certain options, futures, options on futures, and foreign currency contracts. If a Fund makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund also would be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

Constructive sales. A Fund’s entry into a short sale transaction or an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.

Tax straddles. A Fund’s investment in options, futures, options on futures, and foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to

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have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Enhanced convertible securities. Each Fund is permitted to invest in enhanced convertible preferred securities (i.e., convertible securities restructured to offer enhanced convertibility and/or yield characteristics). Even though these securities are economically equivalent to traditional convertible securities, each security forming part of such an investment is analyzed separately, and the tax consequences of an investment in the component parts of an enhanced convertible security could differ from those of an investment in a traditional convertible security.

Securities purchased at discount. Each Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. If a Fund invests in these securities, it could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Each of these investments by a Fund in complex securities is subject to special tax rules that could affect the amount, timing and/or tax character of income realized by a Fund and distributed to you.

Organization, Voting Rights and Principal Holders

Each Fund is a diversified series of Franklin Global Trust, an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Delaware business trust on September 26, 2000 and is registered with the SEC.

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Advisor Class. Each Fund may offer additional classes of shares in the future. The full title of each class of each Fund is:

Franklin	Global Aggressive Growth Fund—Class A

Franklin	Global Aggressive Growth Fund—Class B

Franklin	Global Aggressive Growth Fund—Class C

Franklin	Global Aggressive Growth Fund—Advisor Class

Franklin	Global Growth Fund—Class A

Franklin	Global Growth Fund—Class B

Franklin	Global Growth Fund—Class C

Franklin	Global Growth Fund—Advisor Class

Shares of each class represent proportionate interests in each Fund’s assets. On matters that affect a Fund as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law. Shares of each class of a series have the same voting and other

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rights and preferences as the other classes and series of the Trust for matters that affect the Trust as a whole. Additional series may be offered in the future.

The Trust has noncumulative voting rights. For board member elections, this gives holders of more than 50% of the shares voting the ability to elect all of the members of the board. If this happens, holders of the remaining shares voting will not be able to elect anyone to the board.

The Trust does not intend to hold annual shareholder meetings. The Trust or a series of the Trust may hold special meetings, however, for matters requiring shareholder approval. A meeting may be called by the board to consider the removal of a board member if requested in writing by shareholders holding at least 10% of the outstanding shares. In certain circumstances, we are required to help you communicate with other shareholders about the removal of a board member. A special meeting also may be called by the board in its discretion.

As of September 23, 2003, the principal shareholders of each Fund, beneficial or of record, were:

Name and Address	Fund	Percentage (%)
Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Class A	13.30
Kenneth R. Olson & Mary E. Helms Jt Ten 5619 Jones Street Omaha NE 68106-1232

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Class B	26.64

Trust Management Inc. Cust. Charles L. Seifer 08135 IRA P.O. Box 2288 Fort Worth TX 76113-2288		6.61

First Clearing LLC A/C 2897-4474 Marceline M. Dubey REV LIV Trust Marceline M. Dubey TTEE 22 Lake Somerset Circle Bluffton SC 29909-4515		9.40

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Growth Fund—Class C	21.07

Gail Robinson Lawrence Family Limited Partnership dated 2/03/03 10 Vista Court Sweetwater TX 79556-2891		11.29

Francoise M. Hallee 111 Bridle Path Road Chicopee, MA 01013-3801 Franklin Advisers, Inc.	Franklin Global Growth Fund —	5.01

	Advisor Class	92.

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1 Franklin Parkway San Mateo CA 94403-1906

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class A	23.77

William O. Gilliam and Idella M. Gilliam Jt Ten 17800 NW 18th Avenue Opa Locka Fl 33056-4949		9.34

A G Edwards Sons, Inc. FBO Mark Noel One North Jefferson St. Louis MO 63103-2287		11.18

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class B	43.21

Yue Family Trust Peter K Yue and Patricia Yue dated 09/15/97		17.14

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Class C	36.18

Pershing LLC P. O. Box 2052 Jersey City NJ 0703-2052		6.17

FTB&T Cust for the 403B of Texas A & M University FBO Theresa W. Fossum 4920 Firestone Drive College Station TX 77845-8926		9.54

Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin Global Aggressive Growth—Advisor Class	89.45

Note: Charles B. Johnson and Rupert H. Johnson, Jr., who are officers and trustees of the Trust, may be considered beneficial holders of a Fund’s shares held by Franklin Advisers, Inc. (Advisers). As principal shareholders of Resources, they may be able to control the voting of Advisers’ shares of the Funds.

As of September 23, 2003, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of each class of each Fund. The board members may own shares in other funds in Franklin Templeton Investments.

Buying and Selling Shares

The Funds continuously offer their shares through securities dealers who have an agreement with Franklin Templeton Distributors, Inc. (Distributors). A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Funds. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Funds may be required by state law to register as securities dealers.

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For investors outside the U.S., the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of a Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

All checks, drafts, wires and other payment mediums used to buy or sell shares of the Funds must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined ☐by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to a Fund we may impose a $10 charge against your account for each returned item.

If you buy shares through the reinvestment of dividends, the shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known as the “ex-dividend date”). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the shares acquired.

Group purchases As described in the prospectus, members of a qualified group may add the group’s investments together for minimum investment purposes.

A qualified group is one that:

☐	Was formed at least six months ago,

☐	Has a purpose other than buying Fund shares at a discount,

☐	Has more than 10 members,

☐	Can arrange for meetings between our representatives and group members,

☐	Agrees to include Franklin Templeton fund sales and other materials in publications and mailings to its members at reduced or no cost to Distributors,

☐	Agrees to arrange for payroll deduction or other bulk transmission of investments to the Fund, and

☐	Meets other uniform criteria that allow Distributors to achieve cost savings in distributing shares.

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Dealer compensation Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer’s sales and marketing efforts in Franklin Templeton funds; a securities dealer’s support of, and participation in, Distributors’ marketing programs; a securities dealer’s compensation programs for its registered representatives; and the extent of a securities dealer’s marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors’ resources, from Distributors’ retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by Distributors.

Exchange privilege If you request the exchange of the total value of your account, declared but unpaid income dividends and capital gain distributions will be reinvested in a Fund and exchanged into the new fund at net asset value when paid. Backup withholding and information reporting may apply.

If a substantial number of shareholders should, within a short period, sell their Fund shares under the exchange privilege, a Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is each Fund’s general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the Fund’s investment goal exist immediately. This money will then be withdrawn from the short-term, interest-bearing money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The sale of Fund shares to complete an exchange will be effected at net asset value at the close of business on the day the request for exchange is received in proper form.

Systematic withdrawal plan Our systematic withdrawal plan allows you to sell your shares and receive regular payments from your account on a monthly, quarterly, semiannual or annual basis. The value of your account must be at least $5,000 and the minimum payment amount for each

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withdrawal must be at least $50. For retirement plans subject to mandatory distribution requirements, the $50 minimum will not apply. There are no service charges for establishing or maintaining a systematic withdrawal plan.

Each month in which a payment is scheduled, we will redeem an equivalent amount of shares in your account on the day of the month you have indicated on your account application or, if no day is indicated, on the 20th day of the month. If that day falls on a weekend or holiday, we will process the redemption on the next business day. For plans set up before June 1, 2000, we will continue to process redemptions on the 25th day of the month (or the next business day) unless you instruct us to change the processing date. Available processing dates currently are the 1st, 5th, 10th, 15th, 20th and 25th days of the month. When you sell your shares under a systematic withdrawal plan, it is a taxable transaction.

Redeeming shares through a systematic withdrawal plan may reduce or exhaust the shares in your account if payments exceed distributions received from a Fund. This is especially likely to occur if there is a market decline. If a withdrawal amount exceeds the value of your account, your account will be closed and the remaining balance in your account will be sent to you. Because the amount withdrawn under the plan may be more than your actual yield or income, part of the payment may be a return of your investment.

To discontinue a systematic withdrawal plan, change the amount and schedule of withdrawal payments, or suspend one payment, we must receive instructions from you at least three business days before a scheduled payment. A Fund may discontinue a systematic withdrawal plan by notifying you in writing and will discontinue a systematic withdrawal plan automatically if all shares in your account are withdrawn or if the Fund receives notification of the shareholder’s death or incapacity.

Redemptions in kind In the case of redemption requests, the board reserves the right to make payments in whole or in part in securities or other assets of a Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to compute a Fund’s net assets and you may incur brokerage fees in converting the securities to cash. The Funds do not intend to redeem illiquid securities in kind. If this happens, however, you may not be able to recover your investment in a timely manner.

Share certificates We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to a Fund if you want to sell or exchange those shares or if you would like to start a systematic withdrawal plan. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

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General information If dividend checks are returned to a Fund marked “unable to forward” by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or redemption checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Funds nor their affiliates will be liable for any loss caused by your failure to cash such checks. The Funds are not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any ☐additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Sending redemption proceeds by wire or electronic funds transfer (ACH) is a special service that we make available whenever possible. By offering this service to you, the Funds are not bound to meet any redemption request in less than the seven day period prescribed by law. Neither the Funds nor their agents shall be liable to you or any other person if, for any reason, a redemption request by wire or ACH is not processed as described in the prospectus.

Franklin Templeton Investor Services, LLC (Investor Services) may pay certain financial institutions that maintain omnibus accounts with the Funds on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such owners. For each beneficial owner in the omnibus account, the Funds may reimburse Investor Services an amount not to exceed the per account fee that the Fund normally pays Investor Services. These financial institutions also may charge a fee for their services directly to their clients.

There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with a Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to a Fund at a later date. These sub-accounts may be registered either by name or number. The Funds’ investment minimums apply to each sub-account. A Fund will send confirmation and account statements for the sub-accounts to the institution.

If you buy or sell shares through your securities dealer, we use the net asset value next calculated after your securities dealer receives your request, which is promptly transmitted to a Fund. If you sell shares through your securities dealer, it is your dealer’s responsibility to transmit the order to the Funds in a timely fashion. Your redemption proceeds will not earn interest between the time we receive the order from your dealer and the time we receive any required documents. Any loss to you resulting from your dealer’s failure to transmit your redemption order to a Fund in a timely fashion must be settled between you and your securities dealer.

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Certain shareholder servicing agents may be authorized to accept your transaction request.

For institutional accounts, there may be additional methods of buying or selling Fund shares than those described in this SAI or in the prospectus.

In the event of disputes involving multiple claims of ownership or authority to control your account, a Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a notice of levy.

Pricing Shares

When you buy and sell shares, you pay and receive the net asset value (NAV) per share.

The value of a mutual fund is determined by deducting the fund’s liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

Each Fund calculates the NAV per share of each class each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Funds do not calculate the NAV on days the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, each Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, each Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. Each Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, each Fund values them according to the broadest and most representative market as determined by the manager.

Each Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option a Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, a Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract’s market value.

Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business of the NYSE on each day that the

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NYSE is open. Trading in European or Far Eastern securities generally, or in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which a Fund’s NAV is not calculated. Thus, the calculation of a Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the values of these foreign securities occur, the securities will be valued at fair value as determined by management and approved in good faith by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events ☐affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, each Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

The Underwriter

Franklin Templeton Distributors, Inc. (Distributors) acts as the principal underwriter in the continuous public offering of each Fund’s shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. Each Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Distributors does not receive compensation from the Funds for acting as underwriter of the Funds’ Advisor Class shares.

Performance

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Funds be accompanied by certain standardized performance information computed

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as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions and average annual total return after taxes on distributions and sale of shares quotations used by the Funds are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Funds to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

Average annual total return before taxes Average annual total return before taxes is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes income dividends and capital gain distributions are reinvested at net asset value. The quotation ☐assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

The average annual total returns before taxes for the indicated periods ended July 31, 2003, were:

Advisor Class	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

The following SEC formula was used to calculate these figures:

P(1+T)n = ERV

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
n	=	number of years
ERV	=	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

Average annual total return after taxes on distributions Average annual total return after taxes on distributions is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes that income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, but assumes that the redemption itself had no tax consequences. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

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Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the ☐effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (pre-liquidation). The average annual total returns after taxes on distributions for the indicated periods ended July 31, 2003, were:

Advisor Class	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVD

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions)
n	=	number of years
ATVD	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on redemption.

Average annual total return after taxes on distributions and sale of fund shares Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes that income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the

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end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-☐exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon redemption is calculated by subtracting the tax basis from the redemption proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the redemption, or adding the tax benefit from capital losses resulting from the redemption. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon redemption is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the redemption date and in accordance with federal law applicable on the redemption date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the redemption, so that the taxpayer may deduct the capital losses in full.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (post-liquidation). The average annual total returns after taxes on distributions and redemption for the indicated periods ended July 31, 2003, were:

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Advisor Class	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVDR

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions and redemptions)
n	=	number of years
ATVDR	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions and redemption.

Cumulative total return Like average annual total return, cumulative total return assumes income dividends and capital gain distributions are reinvested at net asset value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return over the periods indicated above. The cumulative total returns for the indicated periods ended July 31, 2003, were:

Advisor Class	1 Year (%)	Since Inception (12/29/00) (%)
Global Aggressive Growth Fund
Global Growth Fund

Volatility Occasionally statistics may be used to show a Fund’s volatility or risk. Measures of volatility or risk are generally used to compare a Fund’s net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

Other performance quotations Sales literature referring to the use of the Funds as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

Each Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

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Comparisons To help you better evaluate how an investment in the Funds may satisfy your investment goal, advertisements and other materials about a Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

•	Dow Jones® Composite Average and its component averages—a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 ☐transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

•	Standard & Poor’s® 500 Stock Index or its component indices—a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

•	MSCI World Growth Index—a market capitalization-weighted equity index calculated by Morgan Stanley Capital International. The index measures the total returns (gross dividends are reinvested) of equity securities with high price/book value ratios in the developed markets globally.

•	The New York Stock Exchange composite or component indices—an unmanaged capitalization-weighted index of all industrial, utilities, transportation, and finance stocks listed on the NYSE.

•	Wilshire 5000 Total Market Index—measures the performance of all U.S. headquartered equity securities with readily availble price data. Over 6,500 capitalization weighted security returns are used to adjust that index.

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Wiesenberger® A. Thompson Financial Company—analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

•	Financial publications: The Wall Street Journal, and Business Week, Financial World, Forbes, Fortune, and Money magazines—provide performance statistics over specified time periods.

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•	Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics—a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

•	Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates—historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

•	Historical data supplied by the research departments of CS First Boston Corporation, JPMorgan Chase Bank, Citigroup Global Markets, Merrill Lynch, and Lehman Brothers®.

•	Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

Additional Comparisons—Global Aggressive Growth Fund

•	Savings and Loan Historical Interest Rates—as published by the Federal Reserve H15 Report.

•	Russell 3000® Growth Index—measures the performance of those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000 Growth or the Russell 2000 Growth indexes.

•	Standard & Poor’s® MidCap 400 Index—consists of 400 domestic stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index, measuring the performance of the mid-size company segment of the U.S. market.

Additional Comparisons—Global Growth Fund

•	Valueline Index—an unmanaged index which follows the stock of approximately 1,700 companies.

•	Russell 3000® Index—measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market.

•	Russell 2000 Small Stock Index—consists of the smallest 2,000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization.

From time to time, advertisements or information for each Fund may include a discussion of certain attributes or benefits to be derived from an investment in a Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

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Advertisements or information also may compare each Fund’s performance to the return on certificates of deposit (CDs) or other investments. You should be aware, however, that an investment in the Funds involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in a Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to a Fund’s portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by a Fund to calculate its figures. In addition, there can be no assurance that a Fund will continue its performance as compared to these other averages.

Miscellaneous Information

The Funds may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child’s college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in a Fund cannot guarantee that these goals will be met.

The Funds are members of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin is one of the oldest mutual fund organizations and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $297 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 99 U.S. based open-end investment companies to the public. Each Fund may identify itself by its Nasdaq symbol or CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. Shares of the Funds are generally sold through securities dealers, whose investment representatives are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the risks associated with such investments.

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Description of Ratings

Preferred Stocks Ratings

Standard & Poor’s Ratings Group (S&P®)

AAA: This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA: A preferred stock issue rated AA also qualifies as a high quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

BB, B and CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominately speculative with respect to the issuer’s capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While these issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC: The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C: A preferred stock rated C is a non-paying issue.

D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or Minus (-): To provide more detailed indications of preferred stock quality, the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Corporate Bond Ratings

Moody’s Investors Service (Moody’s)

INVESTMENT GRADE

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Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may ☐be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the

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higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Debt & Commercial Paper Ratings

Moody’s

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Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody’s commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P’s ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from “A” for the highest quality obligations to “D” for the lowest. Issues within the “A” category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A “plus” (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

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FIDUCIARY HIGH INCOME FUND

Franklin Global Trust

STATEMENT OF ADDITIONAL INFORMATION

December 1, 2003

[Insert FGT Funds logo (spy glass)]

P.O. Box 33030, St. Petersburg, FL 33733-8030 1-800/632-2301

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Fund’s prospectus. The Fund’s prospectus, dated December 1, 2003, which we may amend from time to time, contains the basic information you should know before investing in the Fund. You should read this SAI together with the Fund’s prospectus.

For a free copy of the current prospectus, please call 1-800/632-2301

Mutual funds, annuities, and other investment products:

•	are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government;

•	are not deposits or obligations of, or guaranteed or endorsed by, any bank;

•	are subject to investment risks, including the possible loss of principal.

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Goal, Strategies and Risks

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when the Fund makes an investment. In most cases, the Fund is not required to sell a security because circumstances change and the security no longer meets one or more of the Fund’s policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security the Fund owns, the Fund may receive stock, real estate, or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

The Fund, a series of Franklin Global Trust (Trust) has adopted certain investment restrictions as fundamental and non-fundamental policies. A fundamental policy may only be changed if the change is approved by (i) more than 50% of the Fund’s outstanding shares or (ii) 67% or more of the Fund’s shares present at a shareholder meeting if more than 50% of the Fund’s outstanding shares are represented at the meeting in person or by proxy, whichever is less. A non-fundamental policy may be changed by the Trust’s board of trustees (board or trustees) without the approval of shareholders.

Fundamental Investment Policies

The Fund’s principal investment goal is total return.

The Fund may not:

1.	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act), or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the Securities and Exchange Commission (SEC).

2.	Act as an underwriter except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

3.	Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt securities, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to affiliated investment companies to the extent permitted the 1940 Act, or any exemptions therefrom which may be granted by the SEC.

4.	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing

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or selling securities secured by real estate or interest therein or securities issued by companies that invest, deal or otherwise engage in transactions in real estate or interests therein, and (ii) making, purchasing or selling real estate mortgage loans.

5.	Purchase or sell commodities as defined in the Commodity Exchange Act, as amended, and the rules and regulations thereunder, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving future contracts and options thereon or investing in securities that are secured by physical commodities.

6.	Issue senior securities, except to the extent permitted by the 1940 Act, or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

7.	Invest more than 25% of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

8.	Purchase the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities, or securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such 5% and 10% limitations.

Investments, techniques, strategies and their risks

The value of your shares will increase as the value of the securities owned by the Fund increases and will decrease as the value of the Fund’s investments decrease. In this way, you participate in any change in the value of the securities owned by the Fund. In addition to the factors that affect the value of any particular security that the Fund owns, the value of the Fund’s shares may also change with movements in bond and stock markets as a whole.

Convertible securities A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market price advance in its underlying common stock. As with a straight fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because both interest rate and market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

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Debt securities In general, debt securities represent a loan of money to the issuer by the purchaser of the securities. A debt security typically has a fixed payment schedule that obligates the issuer to pay interest to the lender, and to return the lender’s money over or at the end of a certain time period. A company typically must meet its payment obligations associated with its outstanding debt securities before it declares and pays any dividend to holders of its equity securities. Bonds, notes and commercial paper are types of debt securities. Each of these differs in the length of the issuer’s payment schedule, with commercial paper having the shortest payment schedule.

Debt securities can provide the potential for capital appreciation based on various factors such as changes in interest rates, economic and market conditions, improvement in an issuer’s ability to repay principal and pay interest, and ratings upgrades.

The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. These changes in market value will be reflected in the Fund’s net asset value per share.

Call. There is a risk that a security will be prepaid (called) before its stated maturity date. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. Issuers of high yield securities often have the right to call their securities prior to maturity. If a security is called, the Fund may have to replace it with a lower yielding security.

Ratings. The Fund may buy both rated and unrated debt securities. Independent rating agencies, such as Standard & Poor’s Ratings Group (S&P®) or Moody’s Investors Service (Moody’s), rate debt securities based upon their assessment of the financial soundness of the issuer. Generally, a lower rating indicates higher risk. The Fund may buy debt securities regardless of their rating and up to 100% of the portfolio may be invested in non-investment grade securities (rated lower than BBB by S&P® or Baa by Moody’s ). Please see “Description of Ratings” for details.

Ratings assigned by a rating agency are based largely on the issuer’s historical financial condition and the rating agency’s investment analysis at the time of the rating. Credit quality in the high yield debt market, however, can change suddenly and unexpectedly, and credit ratings may not reflect the issuer’s current financial condition. For these reasons, the manager does not rely principally on the ratings assigned by the rating agency, but performs its own independent investment analysis of securities being considered for the Fund’s portfolio. In its analysis, the manager considers a variety of factors, including:

•	the experience and managerial strength of the issuer;

•	responsiveness to changes in interest rates and business conditions;

•	debt maturity schedules and borrowing requirements;

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•	the issuer’s changing financial condition and market recognition of the change; and

•	relative values based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects.

Lower-rated and unrated securities. An investment in any fund that invests in below-investment grade securities, including those issued by foreign companies and governments, is subject to a higher degree of risk than an investment in a fund that invests primarily in higher-quality securities. You should consider the increased risk of loss to principal that is present with an investment in higher risk securities, such as those in which the Fund invests. Accordingly, an investment in the Fund should not be considered a complete investment program and should be carefully evaluated for its appropriateness in light of your overall investment needs and goals.

Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated debt securities, especially in a thinly traded market. Analysis of the creditworthiness of issuers of lower-rated debt securities may be more complex than for issuers of higher-rated securities. The ability of the Fund to achieve its investment goal may, to the extent of investment in lower-rated debt securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund was investing in higher-rated securities. The Fund relies on the manager’s judgment, analysis and experience in evaluating the creditworthiness of an issuer. In this evaluation, the manager takes into consideration, among other things, the issuer’s financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer’s management and regulatory matters.

Lower-rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of lower-rated debt securities may be less sensitive to interest rate changes than higher rated investments, but more sensitive to economic downturns or individual adverse corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in lower-rated debt securities prices. This is because an economic downturn could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of lower-rated debt securities defaults, the Fund may incur additional expenses to seek recovery.

High yield, fixed-income securities frequently have call or buy-back features that allow an issuer to redeem the securities from the Fund. Although these securities are typically not callable for a period of time, usually for three to five years from the date of issue, if an issuer calls its securities during periods of declining interest rates, the manager may find it necessary to replace the securities with lower-yielding securities, which could result in less net investment income for the Fund. The premature disposition of a high yield security due to a call or buy-back feature, the deterioration of an issuer’s creditworthiness, or a default by an issuer may make it more difficult for a Fund to manage the timing of its income. To generate cash for distributions, the Fund may have to sell portfolio securities that it otherwise may have continued to hold or use cash flows from other sources, such as the sale of Fund shares. The Fund may be required under the Internal Revenue Code and U.S. Treasury Regulations to accrue income for income tax purposes on defaulted

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obligations and to distribute such income to the Fund shareholders even though the Fund is not currently receiving interest payments on such obligations.

The markets in which lower-rated and unrated debt securities are traded are more limited than those in which high-rated securities are traded. The existence of limited markets for particular securities may diminish the Fund’s ability to sell the securities at desirable prices either to meet redemption requests or to respond to a specific economic event, such as deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain lower-rated or unrated debt securities also may make it more difficult for the Fund to obtain accurate market quotations for the purposes of valuing the Fund’s portfolio. Market quotations are generally available on many lower-rated or unrated securities only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices of actual sales.

High yield, fixed-income securities that are sold without registration under the federal securities laws carry restrictions on resale. While many high yielding securities have been sold with registration rights, covenants and penalty provisions for delayed registration, if the Fund is required to sell restricted securities before the securities have been registered, it may be deemed an underwriter of the securities under the Securities Act of 1933, which entails special responsibilities and liabilities. The Fund also may incur special costs in disposing of restricted securities, although the Fund will generally not incur any costs when the issuer is responsible for registering the securities.

High yield, fixed-income securities acquired during an initial underwriting involve special risks because they are new issues. The manager will carefully review their credit and other characteristics. The Fund has no arrangement with their underwriter or any other person concerning the acquisition of these securities.

The credit risk factors above also apply to lower-quality zero coupon, deferred interest and pay-in-kind securities. These securities have an additional risk, however, because unlike securities that pay interest throughout the time until maturity, the Fund will not receive any cash until the cash payment date. If the issuer defaults, the Fund may not obtain any return on its investment.

Certain of the high yielding, fixed-income securities in which the Fund may invest may be purchased at a discount. When held to maturity or retired, these securities may include an element of capital gain. Capital losses may be realized when securities purchased at a premium, that is, in excess of their stated or par value, are held to maturity or are called or redeemed at a price lower than their purchase price. Capital gains or losses also may be realized upon the sale of securities.

Defaulted debt. The Fund may invest up to 10% of its net assets in defaulted debt securities. The risk of loss due to default may be considerably greater with lower-quality securities because they are generally unsecured and are often subordinated to other creditors of the issuer. If the issuer of a security in the Fund’s portfolio defaults, the Fund may have unrealized losses on the security, which may lower the Fund’s net asset value. Defaulted securities tend to lose much of their value before they default. Thus, the Fund’s net asset value may be adversely affected before an issuer

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defaults. In addition, the Fund may incur additional expenses if it must try to recover principal or interest payments on a defaulted security.

The Fund will buy defaulted debt securities if, in the opinion of the manager, they may present an opportunity for later price recovery, the issuer may resume interest payments, or other advantageous developments appear likely in the near future. Defaulted debt securities may be illiquid.

Loan participations. Loan participations are interests in floating or variable rate senior loans to U.S. corporations, partnerships and other entities that operate in a variety of industries and geographical regions. Generally, these instruments are sold without a guarantee by the lending institution, and are subject to the credit risks of both the borrower and the lending institution. While loan participations generally trade at par value, the Fund also may be able to acquire loan participations that sell at a discount because of the borrower’s credit problems. To the extent the borrower’s credit problems are resolved, such loan participations may appreciate in value. The manager may acquire loan participations for the Fund when it believes that appreciation will occur over the long term. An investment in these instruments carries substantially the same risks as those for defaulted debt securities. Interest payments on these instruments may be reduced, deferred, suspended or eliminated and principal payments may likewise be reduced, deferred, suspended or canceled, causing the loss of the entire amount of the investment. Most loan participations are illiquid.

Bank obligations. Bank obligations, or instruments secured by bank obligations, include fixed, floating or variable rate certificates of deposit (CDs), letters of credit, time deposits, bank notes and bankers’ acceptances. CDs are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Time deposits are non-negotiable deposits that are held in a banking institution for a specified time at a stated interest rate. Bankers’ acceptances are negotiable drafts or bills of exchange normally drawn by an importer or exporter to pay for specific merchandise. When a bank “accepts” a bankers’ acceptance, the bank, in effect, unconditionally agrees to pay the face value of the instrument upon maturity.

The Fund may invest in obligations of U.S. banks, foreign branches of U.S. banks, foreign branches of foreign banks, and U.S. branches of foreign banks that have a federal or state charter to do business in the U.S. and are subject to U.S. regulatory authorities. The Fund may invest in dollar-denominated certificates of deposit and bankers’ acceptances of foreign and domestic banks having total assets in excess of $1 billion, certificates of deposit of federally insured savings and loan associations having total assets in excess of $1 billion, or cash and time deposits with banks in the currency of any major nation.

Commercial paper. Commercial paper typically refers to short-term obligations of banks, corporations and other borrowers with maturities of up to 270 days. The Fund may invest in domestic or foreign commercial paper. Investments in commercial paper are generally limited to obligations rated Prime-1 or Prime-2 by Moody’s or A-1 or A-2 by S&P® or, if unrated, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody’s or AAA or

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AA by S&P®. The Fund also may invest in lower-rated commercial paper to the extent permitted by their policies on lower-rated debt securities generally. See “Description of Ratings” for a more complete description of commercial paper ratings.

Deferred interest and pay-in-kind securities. Deferred interest and pay-in-kind securities are bonds issued at a discount that defer the payment of interest until a later date or pay interest through the issuance of additional bonds, known as pay-in-kind bonds. The Fund will accrue income on deferred interest bonds for tax and accounting purposes. Similarly, the Fund will be deemed to receive interest over the life of such bonds and be treated as if interest were paid on a current basis for federal income tax purposes, although no cash interest payments are received by the Fund until the cash payment date or until the bonds mature. This accrued income from both deferred interest and pay-in-kind bonds must be “distributed” to the shareholders each year, whether or not such distributions are paid in cash. To the extent such distributions are paid in cash, the Fund may be required to dispose of portfolio securities that it otherwise would have continued to hold or to use other sources such as sales of Fund shares.

Zero-coupon securities. Zero-coupon or deferred interest securities are debt obligations that make no periodic interest payments before maturity or a specified date when the securities begin paying current interest (the cash payment date), and therefore are generally issued and traded at a discount from their face amount or par value. The discount varies depending on the time remaining until maturity or the cash payment date, as well as prevailing interest rates, liquidity of the security, and the perceived credit quality of the issuer. The discount, in the absence of financial difficulties of the issuer, typically decreases as the final maturity or cash payment date approaches.

The value of zero-coupon securities is generally more volatile than the value of other fixed-income securities that pay interest periodically. Zero-coupon securities are also likely to respond to changes in interest rates to a greater degree than other fixed-income securities having similar maturities and credit quality. For federal tax purposes, holders of these bonds, such as the Fund, are deemed to receive interest over the life of the bonds and are taxed as if interest were paid on a current basis although the holder does not receive cash interest payments until the bonds mature.

Derivative securities In general, derivative securities are those securities whose values are dependent upon the performance of one or more securities, indices or currencies.

Derivatives may be used for “hedging,” which means that they may help manage risks relating to interest rates, currency fluctuations and other market factors. They also may be used to increase liquidity or to invest in a particular stock or bond in a more efficient or less expensive way.

The Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, who is not subject to registration or regulation as a pool operator under that Act.

The Fund’s transactions in options, futures, and options on futures involve certain risks. These risks include, among others, the risk that the effectiveness of a transaction depends on the degree

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that price movements in the underlying securities, index, or currency correlate with price movements in the relevant portion of the Fund’s portfolio. The Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation that would result in a loss on both the underlying security and the derivative security.

In addition, adverse market movements could cause the Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

Positions in exchange traded options and futures may be closed out only on an exchange that provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract or related option at any specific time. Thus, it may not be possible to close an option or futures position. The inability to close options or futures positions may have an adverse impact on the Fund’s ability to effectively hedge its securities. Furthermore, if the Fund is unable to close out a position and if prices move adversely, the Fund will have to continue to make daily cash payments to maintain its required margin. If the Fund does not have sufficient cash to do this, it may have to sell portfolio securities at a disadvantageous time. The Fund will enter into an option or futures position only if there appears to be a liquid secondary market for the options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular over-the-counter (OTC) option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or by entering into a closing sale transaction with the dealer that issued it. When the Fund writes an OTC option, it generally can close out that option before its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

The Fund will not purchase or sell futures contracts or options on futures contracts if, immediately thereafter, the aggregate amount of initial margin deposits on all the futures positions of the Fund and the premiums paid on options on futures contracts would exceed 5% of the market value of the Fund’s net assets.

Options. The Fund may buy or write (sell) put and call options on securities listed on a national securities exchange and in the OTC market. All options written by the Fund will be covered. The Fund may also buy or write put and call options on securities indices.

A call option written by the Fund is covered if the Fund (a) owns the underlying security that is subject to the call or (b) has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the

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difference is held in cash or high-grade debt securities in a segregated account with the Fund’s custodian bank.

A put option written by the Fund is covered if the Fund maintains cash or high-grade debt securities with a value equal to the exercise price of the written put in a segregated account with its custodian bank. A put is also covered if the Fund holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option, since the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

If the writer of an option wants to terminate its obligation, the writer may effect a “closing purchase transaction” by buying an option of the same series as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer’s position. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, the holder of an option may liquidate its position by effecting a “closing sale transaction” by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction may be made at the time desired by the Fund.

Effecting a closing transaction in the case of a written call option allows the Fund to write another call option on the underlying security with a different exercise price, expiration date or both. In the case of a written put option, a closing transaction allows the Fund to write another covered put option. Effecting a closing transaction also allows the cash or proceeds from the sale of any securities subject to the option to be used for other Fund investments. If the Fund wants to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or at the same time as the sale of the security.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to buy the option. Likewise, the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to buy the option. Increases in the market price of a call option will generally

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reflect increases in the market price of the underlying security. As a result, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

The writing of covered put options involves certain risks. For example, if the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and the Fund’s gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the Fund may elect to close the position or take delivery of the security at the exercise price. The Fund’s return will be the premium received from the put option minus the amount by which the market price of the security is below the exercise price.

The Fund may buy call options on securities it intends to buy in order to limit the risk of a substantial increase in the market price of the security before the purchase is effected. The Fund may also buy call options on securities held in its portfolio and on which it has written call options. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the call option plus any related transaction costs.

The Fund may buy put options on securities in an attempt to protect against a decline in the market value of the underlying security below the exercise price less the premium paid for the option. The ability to buy put options allows the Fund to protect the unrealized gain in an appreciated security in its portfolio without actually selling the security. In addition, the Fund continues to receive interest or dividend income on the security. The Fund may sell a put option it has previously purchased prior to the sale of the security underlying the option. The sale of the option will result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid for the put option. Any gain or loss may be wholly or partially offset by a change in the value of the underlying security that the Fund owns or has the right to acquire.

The Fund may write covered put and call options and buy put and call options that trade in the OTC market to the same extent that it may engage in exchange traded options. Like exchange traded options, OTC options give the holder the right to buy, in the case of OTC call options, or sell, in the case of OTC put options, an underlying security from or to the writer at a stated exercise price. However, OTC options differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done based on information from market makers. OTC options are available for a greater variety of securities and in a wider range of expiration dates and exercise prices, however, than exchange traded options, and the writer of an OTC option is paid the premium in advance by the dealer.

Options on foreign currencies. The Fund may buy and write (sell) put and call options on foreign currencies traded on U.S. exchanges or in the over-the-counter markets. Like other kinds of

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options, the writing of an option on foreign currency will be only a partial hedge, up to the amount of the premium received, and the Fund could be required to buy or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may be an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to the Fund’s position, the Fund may forfeit the entire amount of the premium plus related transaction costs.

Futures contracts. The Fund may enter into contracts for the purchase or sale for future delivery of securities and in such contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of a specified quantity of a financial instrument, such as a security, or the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver the securities called for by the contract at a specified price on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to acquire the securities called for by the contract at a specified price on a specified date. Futures contracts have been designed by exchanges that have been designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

At the same time a futures contract is purchased or sold, the Fund must allocate cash or securities as a deposit payment (initial deposit or initial margin) as a partial guarantee of its performance under the contract. Daily thereafter, the futures contract is valued and the payment of “variation margin” may be required since each day the Fund would provide or receive cash that reflects any decline or increase in the contract’s value. In addition, when the Fund enters into a futures contract, it will segregate assets or “cover” its position in accordance with the 1940 Act.

Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset, or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund will incur brokerage fees when it buys or sells futures contracts.

The Fund will not engage in transactions in futures contracts or related options for speculation but only as a hedge against changes resulting from market conditions in the values of its securities or securities it intends to buy. The Fund will not enter into any financial futures contract or related option if, immediately thereafter, more than one-third of the Fund’s net assets would be represented by futures contracts or related options. In instances involving the purchase of futures contracts or related call options, money market instruments equal to the market value of the futures contract or related option will be deposited in a segregated account with the custodian to collateralize such long positions.

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The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in the price of portfolio securities without actually buying or selling the underlying security. To the extent the Fund enters into a futures contract, it will maintain with its custodian bank, to the extent required by SEC interpretive positions, assets in a segregated account to cover its obligations with respect to the contract which will consist of cash, cash equivalents, or high quality debt securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contract and the aggregate value of the initial and variation margin payments made by the Fund with respect to such futures contracts.

Futures contracts for securities and currencies. The Fund may buy and sell futures contracts for securities, and currencies. The Fund may also enter into closing purchase and sale transactions with respect to these futures contracts. The Fund will engage in futures transactions only for bona fide hedging or other appropriate risk management purposes. All futures contracts entered into by the Fund are traded on U.S. exchanges or boards of trade licensed and regulated by the CFTC or on foreign exchanges.

When securities prices are falling, the Fund may offset a decline in the value of its current portfolio securities through the sale of futures contracts. When prices are rising, the Fund can attempt to secure better prices than might be available when it intends to buy securities through the purchase of futures contracts. Similarly, the Fund can sell futures contracts on a specified currency in an attempt to protect against a decline in the value of that currency and its portfolio securities denominated in that currency. The Fund can buy futures contracts on a foreign currency to fix the price in U.S. dollars of a security denominated in that currency that the Fund has purchased or expects to buy.

Positions taken in the futures markets are not normally held to maturity, but are liquidated through offsetting transactions that may result in a profit or a loss. While the Fund’s futures contracts on securities and currencies will usually be liquidated in this manner, the Fund may instead make or take delivery of the underlying securities or currencies whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currencies are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

To the extent the Fund enters into a futures contract, it will deposit in a segregated account with its custodian bank cash or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to the Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

Bond index futures and related options. The Fund may buy and sell futures contracts based on an index of debt securities and options on such futures contracts to the extent they currently exist and, in the future, may be developed. The Fund may conduct futures and options transactions based on an index that may be developed in the future to correlate with price movements in

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certain categories of debt securities. The Fund’s investment strategies in employing futures contracts based on an index of debt securities will be similar to that used in other financial futures transactions. The Fund also may buy and write put and call options on bond index futures and enter into closing transactions with respect to such options.

Future developments. The Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other derivative investments which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund’s investment goal and legally permissible for the Fund.

Swap agreements. The Fund may participate in interest rate swaps. An interest rate swap is the transfer between two counterparties of interest rate obligations. One obligation has an interest rate fixed to maturity while the other has an interest rate that changes with changes in a designated benchmark, such as the London Interbank Offered Rate (LIBOR), prime, commercial paper, or other benchmarks. The obligations to make repayment of principal on the underlying securities are not transferred. These transactions generally require the participation of an intermediary, frequently a bank. The entity holding the fixed rate obligation will transfer the obligation to the intermediary, and the entity will then be obligated to pay to the intermediary a floating rate of interest, generally including a fractional percentage as a commission for the intermediary. The intermediary also makes arrangements with a second entity that has a floating-rate obligation that substantially mirrors the obligation desired by the first entity. In return for assuming a fixed obligation, the second entity will pay the intermediary all sums that the intermediary pays on behalf of the first entity, plus an arrangement fee and other agreed upon fees.

The Fund intends to participate in interest rate swaps with regard to obligations held in the Fund’s portfolio. To the extent, however, the Fund does not own the underlying obligation, the Fund will maintain, in a segregated account with its custodian bank, cash or liquid debt securities with an aggregate value equal to the amount of the Fund’s outstanding swap obligation.

Interest rate swaps permit the party seeking a floating rate obligation the opportunity to acquire the obligation at a lower rate than is directly available in the credit market, while permitting the party desiring a fixed rate obligation the opportunity to acquire a fixed rate obligation, also frequently at a price lower than is available in the capital markets. The success of the transaction depends in large part on the availability of fixed rate obligations at a low enough coupon rate to cover the cost involved.

Equity securities The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares as traded in the public trading market for such shares. Equity securities generally take the form of common stock or preferred stock. Preferred stockholders typically receive greater dividends but may

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receive less appreciation than common stockholders and may have greater voting rights as well. Equity securities may also include convertible securities, warrants or rights. Warrants or rights give the holder the right to purchase a common stock at a given time for a specified price. The Fund’s equity investments generally will be limited to convertible securities and dividend-paying common or preferred stocks.

Foreign securities Investing in securities of non-U.S. issuers typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to pursue legal remedies with respect to its foreign investments.

You should consider carefully the substantial risks involved in securities of companies of foreign nations, which are in addition to the usual risks inherent in domestic investments. The Fund may invest in securities of issuers in any foreign country, developed or developing, and may buy foreign securities that are traded in the U.S. or securities of U.S. issuers that are denominated in a foreign currency.

There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the U.S. Foreign companies are not generally subject to uniform accounting or financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to U.S. companies. The Fund, therefore, may encounter difficulty in obtaining market quotations for purposes of valuing its portfolio and calculating its net asset value. Foreign markets have substantially less volume than the New York Stock Exchange, and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Commission rates in foreign countries, which are generally fixed rather than subject to negotiation as in the U.S., are likely to be higher. In many foreign countries there is less government supervision and regulation of stock exchanges, brokers, and listed companies than in the U.S.

Developing countries. Developing market countries generally include those considered to be developing by the World Bank, the International Finance Corporation, the United Nations or the countries’ authorities. These countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. Investments in companies domiciled in developing countries may be subject to potentially higher risks than investments in developed countries. These risks include: (i) less social, political, and economic stability; (ii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; (v) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the absence, until recently in certain Eastern

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European countries, of a capital market structure or market-oriented economy; and (vii) the possibility that recent favorable economic developments in Eastern Europe may be slowed or reversed by unanticipated political or social events in such countries.

In addition, many countries in which the Fund may invest have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some developing countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments position.

Foreign currency. The Fund’s management endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread on currency exchange (to cover service charges) may be incurred, particularly when the Fund changes investments from one country to another or when proceeds of the sale of shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies that would prevent the Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization, or confiscatory taxation, withholding, and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments that could affect investments in securities of issuers in foreign nations.

The Fund may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. Some countries in which the Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded.

Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Any devaluations in the currencies in which the Fund’s portfolio securities are denominated may have a detrimental impact on the Fund. Through the Fund’s flexible policy, management endeavors to avoid unfavorable consequences and to take advantage of favorable developments in particular nations where, from time to time, it places the Fund’s investments.

The exercise of this flexible policy may include decisions to purchase securities with substantial risk characteristics and other decisions such as changing the emphasis on investments from one nation to another and from one type of security to another. Some of these decisions may later prove profitable and others may not. No assurance can be given that profits, if any, will exceed losses.

Forward currency exchange contracts. The Fund may enter into forward currency exchange contracts (forward contracts) to attempt to minimize the risk to the Fund from adverse changes in

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the relationship between currencies or to enhance income. A forward contract is an obligation to buy or sell a specific currency for an agreed price at a future date, which is individually negotiated and is privately traded by currency traders and their customers. The Fund will either cover its position in such a transaction or maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities having an aggregate value equal to the amount of any such commitment until payment is made.

Illiquid securities The Fund may invest up to 15% of its net assets in illiquid securities. Generally, an illiquid security is any security that cannot be sold within seven days in the ordinary course of business at approximately the amount at which the Fund has valued it. Reduced liquidity in the secondary market for certain securities may make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Securities acquired outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market are not considered to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. The Fund will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Fund has reason to believe that it could not resell the securities in a public trading market.

Restricted securities. Subject to the Fund’s percentage limitation on illiquid securities, the board has authorized the Fund to invest in legally restricted securities (such as those issued pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (1933 Act)). To the extent the manager determines there is a liquid institutional or other market for these securities, the Fund considers them to be liquid securities. An example of these securities are restricted securities that may be freely transferred among qualified institutional buyers under Rule 144A of the 1933 Act, and for which a liquid institutional market has developed. The board will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the manager’s assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the manager and the board will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent the Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may increase if qualified institutional buyers become uninterested in buying these securities or the market for these securities contracts.

Notwithstanding the restriction on the sale of restricted securities, a secondary market exists for many of these securities. As with other securities in the Fund’s portfolio, if there are readily available market quotations for a restricted security, it will be valued, for purposes of determining the Fund’s net asset value per share, within the range of the bid and ask prices. If no

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quotations are available, the security will be valued at fair value in accordance with procedures adopted by the board. The Fund may receive commitment fees when it buys restricted securities. For example, the transaction may involve an individually negotiated purchase of short-term increasing rate notes. Maturities for this type of security typically range from one to five years. These notes are usually issued as temporary or “bridge” financing to be replaced ultimately with permanent financing for the project or transaction that the issuer seeks to finance. Typically, at the time of commitment, the Fund receives the security and sometimes a cash commitment fee. Because the transaction could possibly involve a delay between the time the Fund commits to buy the security and the Fund’s payment for and receipt of that security, the Fund will maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities with an aggregate value equal to the amount of its commitments until payment is made. The Fund will not buy restricted securities to generate commitment fees, although the receipt of fees will help the Fund achieve its principal investment goal of total return.

The Fund may receive consent fees in a variety of situations. For example, the Fund may receive consent fees if an issuer seeks to “call” a bond it has issued which does not contain a provision permitting the issuer to call the bond, or if the Fund’s consent is required to facilitate a merger or other business combination transaction. Consent fees are received only occasionally, are privately negotiated, and may be in any amount. As is the case with commitment fees, the Fund will not buy securities with a view to generating consent fees, although the receipt of such fees is consistent with the Fund’s principal investment goal.

Loans of portfolio securities To generate additional income, the Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund’s total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund’s custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. The Fund also continues to receive any distributions paid on the loaned securities. The Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. The Fund will loan its securities only to parties who meet creditworthiness standards approved by the board, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

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Portfolio turnover Portfolio turnover is a measure of how frequently a fund’s portfolio securities are bought and sold. As required by the SEC, annual portfolio turnover is calculated generally as the dollar value of the lesser of a fund’s purchases or sales of portfolio securities during a given year, divided by the monthly average value of the fund’s securities during that year (excluding securities whose maturity or expiration at the time of acquisition were less than one year). For example, a fund reporting a 100% portfolio turnover rate would have purchased and sold securities worth as much as the monthly average value of its portfolio securities during the year.

Portfolio turnover is affected by factors within and outside the control of the Fund and its managers. The investment outlook for the type of securities in which the Fund invests may change as a result of unexpected developments in national or international securities markets, or in economic, monetary or political relationships. High market volatility may result in the manager using a more active trading strategy than it might have otherwise pursued. The Fund’s manager will consider the economic effects of portfolio turnover but generally will not treat portfolio turnover as a limiting factor in making investment decisions. Investment decisions affecting turnover may include changes in investment policies, including changes in management personnel, as well as individual portfolio transactions.

Moreover, turnover may be increased by certain factors wholly outside the control of the manager. For example, the rate of bond calls by issuers of fixed income securities may increase as interest rates decline. This causes “sales” of called bonds by funds that invest in fixed-income securities and the subsequent purchase of replacement investments. In other periods, increased merger and acquisition activity, or increased rates of bankruptcy or default, may create involuntary transactions for funds that hold affected stocks and bonds, especially high-yield bonds. In addition, redemptions or exchanges by investors may require the liquidation of portfolio securities. Changes in particular portfolio holdings may be made whenever it is considered that a security is no longer the most appropriate investment for the Fund, or that another security appears to have a relatively greater opportunity, and will be made without regard to the length of time a security has been held.

Higher portfolio turnover rates generally increase transaction costs, which are Fund expenses and may result in a in the realization of larger amounts of capital gains which, when distributed to the Fund’s shareholders, are taxable to them.

Repurchase agreements The Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including to satisfy redemption requests from shareholders, waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

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Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund’s ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

The Fund also may enter into reverse repurchase agreements. Under a reverse repurchase agreement, the Fund agrees to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. The Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of the Fund’s obligation under the agreement, including accrued interest, in a segregated account with the Fund’s custodian bank. The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under federal securities laws, the Fund does not treat them as borrowings for purposes of its investment restrictions, provided the segregated account is properly maintained.

Joint transactions. The Fund may participate in joint repurchase agreement arrangements with, and combine orders to buy or sell securities with orders from, other funds managed by the manager and its affiliates. The Fund may also invest in shares of one or more money market funds managed by the manager or its affiliates, to the extent permitted by exemptions granted under the 1940 Act.

Temporary investments When the manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities or seeks to maintain liquidity, the manager may invest all or substantially all of the Fund’s assets in short-term investments, including cash and cash equivalents. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economies of the countries where the Fund invests.

To the extent allowed by exemptions granted under the 1940 Act, and the Fund’s other investment policies and restrictions, the manager also may invest the Fund’s assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity.

Trade claims The Fund may invest a portion of its assets in trade claims purchased from creditors of companies in financial difficulty. For purchasers such as the Fund, trade claims offer the potential for profits since they are often purchased at a significantly discounted value and, consequently, may generate capital appreciation in the event that the value of the claim increases as the debtor’s financial position improves. If the debtor is able to pay the full obligation on the face of the claim as a result of a restructuring or an improvement in the debtor’s financial

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condition, trade claims offer the potential for higher income due to the difference in the face value of the claim as compared to the discounted purchase price.

An investment in trade claims is speculative and carries a high degree of risk. There can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. Trade claims are not regulated by federal securities laws or the SEC. Currently, trade claims are regulated primarily by bankruptcy laws. Because trade claims are unsecured, holders of trade claims may have a lower priority in terms of payment than most other creditors in a bankruptcy proceeding. Because of the nature and risk of trade claims, the Fund will limit its investment in these instruments to 5% of its net assets at the time of purchase.

When-issued and delayed delivery transactions The Fund may buy debt securities on a “when-issued” or “delayed delivery” basis. These transactions are arrangements under which the Fund buys securities with payment and delivery scheduled for a future time. Purchases of debt securities on a when-issued or delayed delivery basis are subject to market fluctuation and to the risk that the value or yields at delivery may be more or less than the purchase price or the yields available when the transaction was entered into. Although the Fund will generally buy debt securities on a when-issued basis with the intention of acquiring such securities, it may sell them before the settlement date if it deems the sale to be advisable. The Fund will not enter into these transactions for investment leverage. When the Fund is the buyer in such a transaction, it will maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities having an aggregate value equal to the amount of its purchase commitments until payment is made.

In when-issued and delayed delivery transactions, the Fund relies on the seller to complete the transaction. The other party’s failure may cause the Fund to miss a price or yield considered advantageous. Securities purchased on a when-issued or delayed delivery basis do not generally earn interest until their scheduled delivery date. The Fund is not subject to any percentage limit on the amount of its assets that may be invested in when-issued debt securities.

Officers and Trustees

The Trust has a board of trustees. Each trustee will serve until that person’s successor is elected and qualified. The board is responsible for the overall management of the Funds, including general supervision and review of each Fund’s investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust’s day-to-day operations.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Trust, principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

Independent Board Members

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Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
Frank H. Abbott, III (82) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	None

Principal Occupation During Past 5 Years:

President and Director, Abbott Corporation (an investment company); and formerly, Director, MotherLode Gold Mines Consolidated (gold mining) (until 1996) and Vacu-Dry Co. (food processing) (until 1996).

Harris J. Ashton (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142	Director, Bar-S Foods (meat packing company).

Principal Occupation During Past 5 Years:

Director of various companies; and formerly, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).

Robert F. Carlson (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	52	None

Principal Occupation During Past 5 Years:

Vice President and past President, Board of Administration, California Public Employees Retirement Systems (CALPERS); and formerly, member and Chairman of the Board, Sutter Community Hospitals; member, Corporate Board, Blue Shield of California; and Chief Counsel, California Department of Transportation.

S. Joseph Fortunato (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	143	None

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Principal Occupation During Past 5 Years: Attorney, and formerly, member of the law firm of Pitney, Hardin, Kipp & Szuch.

Edith E. Holiday (51) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	92

Director, Amerada Hess Corporation

(exploration and refining of oil and gas);

Hercules Incorporated (chemicals, fibers and

resins); Beverly Enterprises, Inc. (health

care); H.J. Heinz Company (processed

foods and allied products); RTI

International Metals, Inc. (manufacture and

distribution of titanium); and Canadian

National Railway (railroad).

Principal Occupation During Past 5 Years:

Director or Trustee of various companies and trusts; and formerly, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

Frank W.T. LaHaye (74) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	113	Director, The California Center for Land Recycling (redevelopment).

Principal Occupation During Past 5 Years: General Partner, Las Olas L.P. (Asset Management); and formerly, Chairman, Peregrine Venture Management Company (venture capital).

Gordon S. Macklin (75) One Franklin Parkway	Trustee	Since 2000	142	Director, White Mountains Insurance Group, Ltd. (holding company); Martek

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San Mateo, CA 94403-1906

Biosciences
Corporation;

WorldCom, Inc.
(communications

services);

MedImmune, Inc.

(biotechnology);
Overstock.com

(Internet services);

Spacehab, Inc.
(aerospace services);

and formerly

Director, MCI

Communications
Corporation

(subsequently known

as MCI

WorldCom, Inc. and
WorldCom, Inc.)

(communications
services) (1988-2002).

Principal Occupation During Past 5 Years:

Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and formerly, Chairman, White River Corporation (financial services) (until 1998) and Hambrecht & Quist Group (investment banking) (until 1992); and President, National Association of Securities Dealers, Inc. (until 1987).

Interested Board Members and Officers

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
**Harmon E. Burns (58) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Vice President	Since 2000	38	None

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Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin
Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin Investment Advisory Services,
Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

**Charles B. Johnson (70) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Chairman of the Board	Since 2000	142	None

Principal Occupation During Past 5 Years:

Chairman of the Board, Chief Executive Officer, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc and of 46 of the investment companies in Franklin Templeton Investments.

**Rupert H. Johnson, Jr. (62) One Franklin Parkway San Mateo, CA 94403-1906	Trustee, President and Chief Executive Officer—Investment Management	Trustee and President since 2000 and Chief Executive Officer—Investment Management since October 2002	125	None

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Martin L. Flanagan (43) One Franklin Parkway	Vice President	Since 2000	Not Applicable	None

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San Mateo, CA 94403-1906

Principal Occupation During Past 5 Years:

President, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trusteek as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Jimmy D. Gambill (55) 500 East Broward Blvd. Suite 2100 Fort Lauderdale, FL 33394-3091	Senior Vice President and Chief Executive Officer—Finance and Administration	Since October 2002	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.

David P. Goss (56) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and formerly, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).

Barbara J. Green (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

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Principal Occupation During Past 5 Years:

Vice President and Deputy General Counsel, Franklin Resources, Inc.; Senior Vice President, Templeton Worldwide, Inc.; officer of some of the subsidiaries of Franklin Resources, Inc., and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, Securities and Exchange Commission (1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).

Edward B. Jamieson (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and Portfolio Manager, Franklin Advisers, Inc.; officer of other subsidiaries of Franklin Resources, Inc.; and officer and trustee of five of the investment companies in Franklin Templeton Investments.

Michael O. Magdol (66) 600 Fifth Avenue Rockefeller Center New York, NY 10048-0772	Vice President— AML Compliance	Since May 2002	Not Applicable	Director, FTI Banque, Arch Chemicals, Inc. and Lingnan Foundation.

Principal Occupation During Past 5 Years:

Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.

Christopher J. Molumphy (41) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years: Executive Vice President, Franklin Advisers, Inc.; and officer of four of the investment companies in Franklin Templeton Investments.

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Kimberley H. Monasterio (39) One Franklin Parkway San Mateo, CA 94403-1906	Treasurer and Chief Financial Officer	Treasurer since 2000 and Chief Financial Officer since September 2002	Not Applicable	None

Principal Occupation During Past 5 Years: Senior Vice President, Franklin Templeton Services, LLC; and officer of 51 of the investment companies in Franklin Templeton Investments.

Murray L. Simpson (65) One Franklin Parkway San Mateo, CA 94403-1906	Vice President and Secretary	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc.; and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).

*We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.

**Charles B. Johnson and Rupert H. Johnson, Jr. are considered interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust’s adviser and distributor. Harmon E. Burns is considered an interested person of the Trust under the federal securities laws due to his position as officer and director of Franklin Resources, Inc.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

The Trust currently does not pay fees to noninterested board members. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of a board meeting. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds

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for their services. The following table provides the total fees paid to noninterested board members by Franklin Templeton Investments.

Name	Total Fees Received from Franklin Templeton Investments[1] ($)	Number of Boards in Franklin Templeton Investments on which Each Serves[2]
Frank H. Abbott, III	164,214	29
Harris J. Ashton	372,100	46
Robert F. Carlson	95,070	15
S. Joseph Fortunato	372,941	47
Edith E. Holiday	273,635	29
Frank W.T. LaHaye	164,214	299
Gordon S. Macklin	363,512	46

1. For the calendar year ended December 31, 2002.

2. We base the number of boards on the number of registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Funds or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such board member. Investments in the name of family members or entities controlled by a board member constitute fund holdings of such board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a board member’s fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Trust on December 31, 2002.

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Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in Each Series of The Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Frank H. Abbott, III	None	Over $100,000
Harris J. Ashton	None	Over $100,000
Robert F. Carlson	None	Over $100,000
S. Joseph Fortunato	None	Over $100,000
Edith E. Holiday	None	Over $100,000
Frank W.T. LaHaye	None	Over $100,000
Gordon S. Macklin	None	Over $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harmon E. Burns	None	Over $100,000
Charles B. Johnson	None	Over $100,000
Rupert H. Johnson, Jr.	None	Over $100,000

Board Committees The board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust’s independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Trust’s financial reports and internal accounting. The Audit Committee is comprised of the following independent trustees of the Trust: Frank H. Abbott, III, Robert F. Carlson and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust: Frank H. Abbott, III, Harris J. Ashton, Robert F. Carlson, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.

The Trust’s Nominating Committee sets trustees’ fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Trust’s address at:

P.O. Box 33030

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St. Petersburg, FL 33733-8030

During the Trust’s fiscal year ended July 31, 2003, the Audit Committee met five times and the Nominating Committee did not meet.

Proxy Voting Policies and Procedures

The board Trust on behalf of the Funds has delegated the authority to vote proxies related to the portfolio securities held by the Fund to each Fund’s manager. Fiduciary International, Inc. in accordance with the Proxy Voting Policies and Procedures (Policies) adopted by the manager.

The manager has delegated its administrative duties with respect to the voting of proxies to the Proxy Group within Franklin Templeton Companies, LLC (Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc. All proxies received by the Proxy Group will be voted based upon the manager’s instructions and/or policies.

To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS’ analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager’s ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. All conflicts are resolved in the interests of the manager’s clients. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund’s Board of Directors; defer to the voting recommendation of the Fund’s Board of Directors, ISS or those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

The recommendation of management on any issue is a factor which the manager considers in determining how proxies should be voted, but is not determinative of the manager’s ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company’s management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company’s management in any situation where it deems that the ratification of management’s position would adversely affect the investment merits of owning that company’s shares.

Adviser’s Proxy Voting Policies and Principles

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The manager has adopted general proxy voting guidelines, which are summarized below. These guidelines are not an exhaustive list of all the issues that may arise and the manager cannot anticipate all future situations. In all cases, each proxy will be considered based on the relevant facts and circumstances.

Board of Directors The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration factors such as the company’s corporate governance guidelines or provisions and performance.

Management & Director Compensation A company’s equity-based compensation plan should be in alignment with its shareholders’ long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable, including the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment “evergreen” feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose “golden parachutes” that are considered to be excessive. The manager will normally support proposals that require a percentage of directors’ compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans.

Anti-Takeover Mechanisms and Related Issues The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders’ interests. The manager generally supports proposals that require shareholder rights’ plans (“poison pills”) to be subject to a shareholder vote and will closely evaluate such plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. The manager generally opposes any supermajority voting requirements as well as the payment of “greenmail.” The manager generally supports “fair price” provisions and confidential voting.

Changes to Capital Structure The manager will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase and proposals seeking

32

preemptive rights. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable.

Mergers and Corporate Restructuring Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

Social and Corporate Policy Issues The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

Global Corporate Governance Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region.

The manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. The manager may abstain from voting under certain circumstances or vote against items such as “Other Business” when the manager is not given adequate information from the company.

Shareholders may view the complete Policies on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Policies free of charge by calling the Proxy Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund’s proxy voting records will also be made available on-line at www.franklintempleton.com and posted on the SEC website at www.sec.gov no later than August 31, 2004 and will reflect the twelve-month period beginning July 1, 2003, and ending June 30, 2004.

Management and Other Services

Manager and services provided The Fund’s manager is Fiduciary International, Inc. The manager is an indirect wholly owned subsidiary of Fiduciary Trust Company International, which is a direct wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

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The manager provides investment research and portfolio management services, and selects the securities for the Fund to buy, hold or sell. The manager also selects the brokers who execute the Fund’s portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager’s investment activities. To protect the Fund, the manager and its officers, directors and employees are covered by fidelity insurance.

The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the Fund. Similarly, with respect to the Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by the Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, federal regulations applicable to FHCs may limit or restrict the Fund’s ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Fund’s sub-advisor is Franklin Advisers, Inc. (Advisers). The sub-advisor has an agreement with the manager and provides the manager with investment management advice and assistance. The sub-advisor provides a continuous investment program for the Fund, including allocation of the Fund’s assets among the various securities markets of the world and, investment research and advice with respect to securities and investments and cash equivalents in the Fund. The sub-advisor’s activities are subject to the board’s review and control, as well as the manager’s instruction and supervision.

The Fund, its manager, sub-advisor and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for the Fund or that are currently held by the Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Fund, its manager, sub-advisor and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.

Management fees The Fund pays the manager a fee equal to an annual rate of 0.30% of the value of its average daily net assets. The fee is computed at the close of business on the last business day of each month according to the terms of the management agreement. The manager pays sub-advisory fees from the management fees it receives from the Fund.

Administrator and services provided Franklin Templeton Services, LLC (FT Services) has an agreement with the Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect, wholly owned subsidiary of Resources and is an affiliate of the Fund’s manager, sub-advisor and principal underwriter.

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The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

Administration fees The Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund’s average daily net assets.

Shareholder servicing and transfer agent Franklin Templeton Investor Services, LLC (Investor Services) is the Fund’s shareholder servicing agent and acts as the Fund’s transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Please send all correspondence to Investor Services at P.O. Box 997151, Sacramento, CA 95899-9983.

Investor Services receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.

The Fund may also pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Fund in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

Custodian Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the Fund’s securities and other assets.

Auditor PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, CA 94105, is the Fund’s independent auditor. The auditor gives an opinion on the financial statements included in the Trust’s Annual Report to Shareholders and reviews the Trust’s registration statement filed with the SEC.

Portfolio Transactions

The manager selects brokers and dealers to execute the Fund’s portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities

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industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless the manager believes that trading on a principal basis will not provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager’s overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place a dollar value on the special executions or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs of other securities firms. As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients. If the Fund’ officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Fund’s portfolio transactions.

Because Franklin/Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Fund tenders portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Fund, any portfolio securities tendered by the Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is

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possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Fund.

Distributions and Taxes

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). This Act will provide you with significant tax relief on the income and gains distributed to you by the Fund. For more information about JGTRRA, please contact your professional tax advisor.

Dividend income. Under JGTRRA, dividends earned after December 31, 2002 on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate bracket):

•	dividends paid by domestic corporations,

•	dividends paid by qualified foreign corporations, including:

•	corporations incorporated in a possession of the U.S.,

•	corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

•	corporations whose stock is traded on domestic securities exchange.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received after 2007 is further reduced from 5% to 0%.

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs) do not qualify for this favorable tax treatment.

The Fund must meet certain holding period requirements to qualify its dividends for this treatment. Specifically, the Fund must hold the stock for at least 60 days during the 120-day period beginning 60 days before the stock became ex-dividend (or 90 days and 180 days, respectively, for preferred stock).

After the close of each calendar year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates of taxation). If 95% or more of its income is from qualified sources, it will be allowed to designate 100% of the Fund’s distributions as qualified dividend income.

Long-term capital gains. For all sales of portfolio securities occurring after May 5, 2003, the net capital gain on these sales, when distributed to you as a capital gain dividend, is subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). In addition, any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003 is eligible for these reduced tax rates.

For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized after 2007 is further reduced from 5% to 0%.

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Qualified 5-year gains have been expressly repealed by JGTRRA, effective for sales made after May 5, 2003. For calendar year 2003, the Fund will inform you of the amount of its capital gain dividends that are either pre-May 6 dividends or post-May 5 dividends (qualifying for reduced rates of taxation).

JGTRRA does not change the tax treatment of short-term capital gains realized from the sale of securities held for one year or less. And the Fund continues to be required to distribute to shareholders any net short-term capital gains realized on the securities in its portfolio.

These rules are summarized in the following chart:

Net Gains from the sale of shares held one year or less

Sales made:	Calendar Year 2003

•All shareholders	Short-term capital gain (taxed at ordinary income rates)

Fund Capital Gain Distributions and Net Gains from the sale of shares held more than one year:

Sales made:	Jan 1 - May 5, 2003	May 6 - Dec 31, 2003

Shareholders in 10% & 15% rate brackets	Long-term capital gain (taxed at a maximum rate of 10% if not held for more than 5 years; 8% if held more than 5 years)	Long-term capital gain (taxed at a maximum rate of 5%)

Shareholders in higher rate brackets	Long-term capital gain (taxed at a maximum rate of 20%)	Long-term capital gain (taxed at a maximum rate of 15%)

To determine the tax rate at which your capital gain will be taxed, you must first complete the netting process that occurs on Schedule D of Form 1040. All short-term capital gains and losses and all long-term capital gains and losses must be netted in their respective categories, then the net short-term capital gain or loss and the net long-term capital gain or loss must be netted to arrive at an overall net capital gain or loss position. The overall net short-term or net long-term capital gain is then subject to tax as noted in the above table. Any excess capital losses may be used to offset ordinary income (subject to limitations of $3,000 per year for most individuals), with the balance of any net loss carried over to future years until it is used up against net capital gains or offset against ordinary income in those years.

Sunset of provisions. The special provisions of JGTRRA dealing with reduced rates of taxation for qualified dividends and net long-term capital gains are scheduled to sunset on December 31,

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2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of dividends and capital gains under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including special rules for the taxation of qualified 5 year gains, will again be enforced for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of EGTRRA.

Distributions of net investment income The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) the Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

Distributions of capital gains

Capital gain distributions. The Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by the Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Investments in foreign securities The next three paragraphs describe tax considerations that are applicable to funds that invest in foreign securities.

Pass-through of foreign tax credits. The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund’s income dividends paid to you.

Effect of foreign debt investments and hedging on distributions. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC securities. The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be PFIC. When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that

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the Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund.

Information on the amount and tax character of distributions The Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

Election to be taxed as a regulated investment company The Fund intends to qualify and elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. The board reserves the right not to maintain the qualification of the Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund’s earnings and profits.

Excise tax distribution requirements To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

•	98% of its taxable ordinary income earned during the calendar year;

•	98% of its capital gain net income earned during the twelve month period ending October 31; and

•	100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales of Fund shares Sales and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, or exchange them for shares of a different Franklin Templeton fund, the IRS requires you to report any gain or loss on your sale or exchange. If you owned your shares as a capital asset, any gain or loss that you realize generally is a capital gain or loss, and is long-term or short-term, depending on how long you owned your shares.

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Sales at a loss within six months of purchase. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.

Deferral of basis. In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

IF:

•	In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

•	You sell some or all of your original shares within 90 days of their purchase, and

•	You reinvest the sales proceeds in the Fund or in another Franklin Templeton fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

Wash sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

Qualified dividends For individual shareholders, a portion of the dividends paid the Fund may be qualified dividends eligible for reduced rate of taxation. This reduced rate generally is available for dividends paid by the Fund out of income earned on its investment in:

•	domestic corporations,

•	qualified foreign corporations, including:

•	corporations incorporated in a possession of the U.S.,

•	corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

•	corporations whose stock is traded on a 9domestic securities exchange.

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and PFIC do not qualify for this favorable tax treatment. Also, the Fund must meet certain holding period requirements to qualify its dividends for this treatment. If 95% or more of the Fund’s income is from qualified sources, it will be allowed to designate 100% of the Fund’s distributions as qualified dividend income.

U.S. government securities The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae or Fannie Mae securities),

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generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Dividends-received deduction for corporations For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations. Because the income of the Fund is derived primarily from investments in debt obligations rather than domestic equity securities, generally none or only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.

Investment in complex securities The Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example,

Derivatives. The Fund is permitted to invest in certain options, futures, forwards or foreign currency contracts. If it makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund would also be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

Constructive sales. The Fund’s entry into a short sale transaction or an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.

Tax straddles. The Fund’s investment in options, futures, forwards, or foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Structured investments. The Fund also is permitted to invest in entities organized to restructure the investment characteristics of particular groups of securities. For example, the Fund is permitted to invest in structured notes that are designed to give the holder a specific portion of the principal or interest payments that would otherwise be payable in the case of a traditional debt security. The Fund also could invest in a security that is backed by an interest in an underlying group of securities, or is accompanied by a put or other feature that adjusts the burdens and benefits of ownership of the security. By investing in these securities, the Fund

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could be subject to tax consequences that differ from those of investment in traditional debt or equity securities.

Securities purchased at discount. The Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. If it invests in these securities, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Each of these investments by the Fund in complex securities is subject to special tax rules that could affect the amount, timing and/or tax character of income realized by the Fund and distributed to you.

Organization, Voting Rights and Principal Holders

The Fund is a diversified series of Franklin Global Trust, an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Delaware statutory trust (a form of entity then known as a business trust) on September 26, 2000 and is registered with the SEC.

The Fund currently offers only one class of shares. Additional classes may, however, be offered in the future. The full title of the Fund is:

Fiduciary High Income Fund

Certain Franklin Templeton funds offer multiple share classes. Please note that for selling or exchanging your shares, or for other purposes, the Fund’s shares are considered Advisor Class.

The Trust has noncumulative voting rights. For board member elections, this gives holders of more than 50% of the shares voting the ability to elect all of the members of the board. If this happens, holders of the remaining shares voting will not be able to elect anyone to the board.

The Trust does not intend to hold annual shareholder meetings. The Trust or a series of the Trust may hold special meetings, however, for matters requiring shareholder approval. A meeting may be called by the board to consider the removal of a board member if requested in writing by shareholders holding at least 10% of the outstanding shares. In certain circumstances, we are required to help you communicate with other shareholders about the removal of a board member. A special meeting also may be called by the board in its discretion.

From time to time, the number of Fund shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding.

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As of September 23, 2003, all shares of the Fund were held of record in the name of Ellard & Co., c/o Fiduciary Trust Company International, P.O. Box 3199 Church Street Station, New York, New York 10008-3199.

As of September 23, 2003, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of the Fund. The board members may own shares in other funds in Franklin Templeton Investments.

Buying and Selling Shares

•	The Fund is generally only available toindividuals and institutions who have a current contractual advisory relationship with either Fiduciary Trust or with direct or indirect wholly owned subsidiaries of Fiduciary Trust (which currently include Fiduciary International, Inc., Fiduciary Trust International of California, Fiduciary Trust International of Delaware, Fiduciary Investment Management International, Inc., Fiduciary Trust International of the South, , FTI—Banque Fiduciary Trust, Fiduciary Trust International Investment Management, Inc., Fiduciary Trust International Asia Limited, and Fiduciary Trust International Limited).

The Fund continuously offers its shares through securities dealers who have an agreement with Distributors A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Fund may be required by state law to register as securities dealers.

For investors outside the U.S., the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of the Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

All checks, drafts, wires and other payment mediums used to buy or sell shares of the Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to the Fund we may impose a $10 charge against your account for each returned item.

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Dealer compensation Franklin Templeton Distributors, Inc. (Distributors) and/or its affiliates, including Distributors, may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer’s sales and marketing efforts in Franklin Templeton funds; a securities dealer’s support of, and participation in, Distributors’ marketing programs; a securities dealer’s compensation programs for its registered representatives; and the extent of a securities dealer’s marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors’ resources, from Distributors’ retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by Distributors.

Exchange privilege If you request the exchange of the total value of your account, declared but unpaid income dividends and capital gain distributions will be reinvested in the Fund and exchanged into the new fund at net asset value when paid. Backup withholding and information reporting may apply.

If a substantial number of shareholders should, within a short period, sell their Fund shares under the exchange privilege, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Fund’s general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the Fund’s investment goal exist immediately. This money will then be withdrawn from the short-term, interest-bearing money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The sale of Fund shares to complete an exchange will be effected at net asset value at the close of business on the day the request for exchange is received in proper form.

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Redemptions in kind In the case of redemption requests, the board reserves the right to make payments in whole or in part in securities or other assets of the Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to compute the Fund’s net assets and you may incur brokerage fees in converting the securities to cash. The Fund does not intend to redeem illiquid securities in kind. If this happens, however, you may not be able to recover your investment in a timely manner.

Share certificates We will credit your shares to your Fund account. Your Fund does not issue share certificates. This eliminates the costly problem of replacing lost, stolen or destroyed certificates.

General information If dividend checks are returned to the Fund marked “unable to forward” by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or redemption checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Fund nor its affiliates will be liable for any loss caused by your failure to cash such checks. The Fund is not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Sending redemption proceeds by wire or electronic funds transfer (ACH) is a special service that we make available whenever possible. By offering this service to you, the Fund is not bound to meet any redemption request in less than the seven-day period prescribed by law. Neither the Fund nor its agents shall be liable to you or any other person if, for any reason, a redemption request by wire or ACH is not processed as described in the prospectus.

Investor Services may pay certain financial institutions that maintain omnibus accounts with the Fund on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such owners. For each beneficial owner in the omnibus account, the Fund may reimburse Investor Services an amount not to exceed the per account fee that the Fund normally pays Investor Services. These financial institutions also may charge a fee for their services directly to their clients.

There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with the Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to the Fund at a later date. These sub-accounts may be registered either by name or number. The

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Fund’s investment minimums apply to each sub-account. The Fund will send confirmation and account statements for the sub-accounts to the institution.

If you buy or sell shares through your securities dealer, we use the net asset value next calculated after your securities dealer receives your request, which is promptly transmitted to the Fund. If you sell shares through your securities dealer, it is your dealer’s responsibility to transmit the order to the Fund in a timely fashion. Your redemption proceeds will not earn interest between the time we receive the order from your dealer and the time we receive any required documents. Any loss to you resulting from your dealer’s failure to transmit your redemption order to the Fund in a timely fashion must be settled between you and your securities dealer.

Certain shareholder servicing agents may be authorized to accept your transaction request.

For institutional accounts, there may be additional methods of buying or selling Fund shares than those described in this SAI or in the prospectus.

In the event of disputes involving multiple claims of ownership or authority to control your account, the Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a notice of levy.

Pricing Shares

When you buy and sell shares, you pay and receive the net asset value (NAV) per share.

The value of a mutual fund is determined by deducting the fund’s liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

The Fund calculates the NAV per share each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Fund does not calculate the NAV on days the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, the Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. The Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Fund values them according to the broadest and most representative market as determined by the

47

manager. Municipal securities generally trade in the over-the-counter market rather than on a securities exchange. In the absence of a sale or reported bid and ask prices, information with respect to bond and note transactions, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities are used to determine the value of municipal securities.

The Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option the Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract’s market value.

The Fund determines the value of a foreign security as of the close of trading on the foreign exchange on which the security is traded or as of the close of trading on the NYSE, if that is earlier. The value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the foreign security is valued within the range of the most recent quoted bid and ask prices. Occasionally events that affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the NAV. If events materially affecting the values of these foreign securities occur during this period, the securities will be valued in accordance with procedures established by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, the Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

The Underwriter

Distributors. acts as the principal underwriter in the continuous public offering of the Fund’s shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

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Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Except as discussed below, Distributors does not receive compensation from the Fund for acting as underwriter.

Distribution and service (12b-1) fees The board has adopted a plan pursuant to Rule 12b-1 for the Fund’s shares, although the board has not activated the plan and has no current intention to do so. The plan is designed to benefit the Fund and its shareholders. Such plans are expected to, among other things, increase advertising of the Fund, encourage sales of the Fund and service to its shareholders, and increase or maintain assets of the Fund so that certain fixed expenses may be spread over a broader asset base, resulting in lower per share expense ratios. In addition, a positive cash flow into the Fund is useful in managing the Fund because the manager has more flexibility in taking advantage of new investment opportunities and handling shareholder redemptions.

Under the plan adopted by the board, the Fund may pay up to 0.25% per year of the Fund’s average daily net assets.

In addition to the payments that Distributors or others are entitled to under the plan, the plan also provides that to the extent the Fund, the manager or Distributors or other parties on behalf of the Fund, the manager or Distributors make payments that are deemed to be for the financing of any activity primarily intended to result in the sale of Fund shares within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to have been made pursuant to the plan.

To the extent fees are for distribution or marketing functions, as distinguished from administrative servicing or agency transactions, certain banks may not participate in the plan because of applicable federal law prohibiting certain banks from engaging in the distribution of mutual fund shares. These banks, however, are allowed to receive fees under the plan for administrative servicing or for agency transactions.

Under the plan, the Fund would pay Distributors or others for the expenses of activities that are primarily intended to sell shares of the Fund. These expenses also may include service fees paid to securities dealers or others who have executed a servicing agreement with the Fund, Distributors or its affiliates and who provide service or account maintenance to shareholders (service fees); the expenses of printing prospectuses and reports used for sales purposes, and of preparing and distributing sales literature and advertisements; and a prorated portion of Distributors’s overhead expenses related to these activities. Together, these expenses, including the service fees, are “eligible expenses.”

The plan is a compensation plan, which means it would allow the Fund to pay a fee to Distributors that may be more than the eligible expenses Distributors has incurred at the time of the payment. Distributors must, however, demonstrate to the Board that it has spent or has near-term plans to

49

spend the amount received on eligible expenses. The Fund would not pay more than the maximum amount allowed under the plans.

If the plan is activated, Distributors must provide written reports to the Board at least quarterly on the amounts and purpose of any payment made under the plans and any related agreements, and furnish the board with such other information as the board may reasonably request to enable it to make an informed determination of whether the plans should be continued.

The plan has been approved according to the provisions of Rule 12b-1. The terms and provisions of the plan also are consistent with Rule 12b-1.

Performance

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions, average annual total return after taxes on distributions and sale of shares and current yield quotations used by the Fund would be based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Fund to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

Because the Fund is new, it has no performance history and thus no performance quotations have been provided.

Average annual total return before taxes Average annual total return before taxes is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes income dividends and capital gain distributions are reinvested at net asset value. The quotation would assume the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees.

The following SEC formula will be used to calculate these figures:

P(1+T)n = ERV

where:

P	= a hypothetical initial payment of $1,000
T	= average annual total return
n	= number of years
ERV	= ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

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Average annual total return after taxes on distributions Average annual total return after taxes on distributions is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes that income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, but assumes that the redemption itself had no tax consequences.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Fund’s sales literature and advertising would commonly refer to this calculation as the Fund’s after-tax average annual total return (pre-liquidation).

The following SEC formula will be used to calculate these figures:

P(1+T)n = ATVD

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions)
n	=	number of years
ATVD	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on redemption

Average annual total return after taxes on distributions and sale of fund shares Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes that income dividends and capital gain distributions are reinvested at net asset

51

value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon redemption is calculated by subtracting the tax basis from the redemption proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the redemption, or adding the tax benefit from capital losses resulting from the redemption. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon redemption is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the redemption date and in accordance with federal law applicable on the redemption date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the redemption, so that the taxpayer may deduct the capital losses in full.

The Fund’s sales literature and advertising commonly refer to this calculation as the Fund’s after-tax average annual total return (post-liquidation).

The following SEC formula will be used to calculate these figures:

P(1+T)n = ATVDR

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where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions and redemptions)
n	=	number of years
ATVDR	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions and redemption

Cumulative total return Like average annual total return, cumulative total return assumes income dividends and capital gain distributions are reinvested at net asset value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return.

Current yield Current yield shows the income per share earned by the Fund. It is calculated by dividing the net investment income per share earned during a 30-day base period by the net asset value per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders of the class during the base period.

The following SEC formula will be used to calculate these figures:

Yield = 2 [(a-b + 1)6 - 1]

            cd

where:

a = interest earned during the period

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of shares outstanding during the period that were entitled to receive dividends

d = the net asset value per share on the last day of the period

Current distribution rate Current yield, which is calculated according to a formula prescribed by the SEC, is not indicative of the amounts that were or will be paid to shareholders. Amounts paid to shareholders are reflected in the quoted current distribution rate. The current distribution rate is usually computed by annualizing the dividends paid per share by a class during a certain period and dividing that amount by the current net asset value. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than interest, such as premium income from option writing and short-term capital gains, and is calculated over a different period of time.

Volatility Occasionally statistics may be used to show the Fund’s volatility or risk. Measures of volatility or risk are generally used to compare the Fund’s net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the

53

fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

Other performance quotations Sales literature referring to the use of the Fund as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

The Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

Comparisons To help you better evaluate how an investment in the Fund may satisfy your investment goal, advertisements and other materials about the Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

Salomon Smith Barney Broad Bond Index or its component indices—measures yield, price and total return for Treasury, agency, corporate and mortgage bonds.

Lehman Brothers Aggregate Bond Index or its component indices—measures yield, price and total return for Treasury, agency, corporate, mortgage and Yankee bonds.

Lehman Brothers Municipal Bond Index or its component indices—measures yield, price and total return for the municipal bond market.

Lehman Brothers U.S. Universal Index is a composite index consisting of the Lehman U.S. Aggregate Index, the 144A Index, Non-ERISA CMBS Index, High Yield CMBS Index, U.S. High Yield Corporate Index and the dollar-denominated Emerging Markets Index.

Bond Buyer 20 Index—an index of municipal bond yields based upon yields of 20 general obligation bonds maturing in 20 years.

Bond Buyer 40 Index—an index composed of the yield to maturity of 40 bonds. The index attempts to track the new-issue market as closely as possible, so it changes bonds twice a month, adding all new bonds that meet certain requirements and deleting an equivalent number according to their secondary market trading activity. As a result, the average par call date, average maturity date, and average coupon rate can and have changed over time. The average maturity generally has been about 29-30 years.

54

Financial publications: The Wall Street Journal, and Business Week, Financial World, Forbes, Fortune, and Money magazines—provide performance statistics over specified time periods.

Salomon Smith Barney Composite High Yield Index or its component indices—measures yield, price and total return for the Long-Term High-Yield Index, Intermediate-Term High-Yield Index and Long-Term Utility High-Yield Index.

Historical data supplied by the research departments of CS First Boston Corporation, J.P. Morgan Chase & Co., Salomon Smith Barney Inc., Merrill Lynch, and Lehman Brothers®.

Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Fixed Income Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived from an investment in the Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare the Fund’s performance to the return on certificates of deposit (CDs) or other investments. You should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund’s portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Fund to calculate its figures. In addition, there can be no assurance that the Fund will continue its performance as compared to these other averages.

Miscellaneous Information

The Fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child’s college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement

55

savings program. Of course, an investment in the Fund cannot guarantee that these goals will be met.

The Fund is a member of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin is one of the oldest mutual fund organizations and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $297 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts, as of August 30, 2003. Franklin Templeton Investments offers 99 U.S. based open-end investment companies to the public. The Fund may identify itself by its Nasdaq symbol or CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. Shares of the Fund are generally sold through securities dealers, whose investment representatives are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the risks associated with such investments.

Description of Ratings

Preferred Stocks Ratings

Standard and Poor’s Ratings Group (S&P®)

AAA: This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA: A preferred stock issue rated AA also qualifies as a high quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

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BB, B and CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominately speculative with respect to the issuer’s capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While these issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC: The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C: A preferred stock rated C is a non-paying issue.

D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or Minus (-): To provide more detailed indications of preferred stock quality, the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Corporate Bond Ratings

Moody’s Investors Service (Moody’s)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the

57

present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P®

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing

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circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Municipal Bond Ratings

Moody’s

INVESTMENT GRADE

Aaa: Municipal bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Municipal bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Municipal bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

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Baa: Municipal bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Municipal bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments may be very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Municipal bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Municipal bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Municipal bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Municipal bonds rated C are the lowest-rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con. (-): Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon the completion of construction or the elimination of the basis of the condition.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its municipal bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P®

INVESTMENT GRADE

AAA: Municipal bonds rated AAA are the highest-grade obligations. They possess the ultimate degree of protection as to principal and interest. In the market, they move with interest rates and, hence, provide the maximum safety on all counts.

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AA: Municipal bonds rated AA also qualify as high-grade obligations, and in the majority of instances differ from AAA issues only in a small degree. Here, too, prices move with the long-term money market.

A: Municipal bonds rated A are regarded as upper medium-grade. They have considerable investment strength but are not entirely free from adverse effects of changes in economic and trade conditions. Interest and principal are regarded as safe. They predominantly reflect money rates in their market behavior but also, to some extent, economic conditions.

BBB: Municipal bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Municipal bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: This rating is reserved for income bonds on which no interest is being paid.

D: Debt rated “D” is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Fitch Investors Service, Inc. (Fitch)

INVESTMENT GRADE

AAA: Municipal bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal that is unlikely to be affected by reasonably foreseeable events.

AA: Municipal bonds rated AA are considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong although not quite as strong as bonds rated AAA and not significantly vulnerable to foreseeable future developments.

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A: Municipal bonds rated A are considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB: Municipal bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

BELOW INVESTMENT GRADE

BB: Municipal bonds rated BB are considered speculative. The obligor’s ability to pay interest and repay principal may be affected over time by adverse economic changes. Business and financial alternatives can be identified, however, that could assist the obligor in satisfying its debt service requirements.

B: Municipal bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor’s limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC: Municipal bonds rated CCC have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC: Municipal bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

C: Municipal bonds rated C are in imminent default in the payment of interest or principal.

DDD, DD and D: Municipal bonds rated DDD, DD and D are in default on interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery while D represents the lowest potential for recovery.

Plus (+) or minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus or minus signs are not used with the AAA, DDD, DD or D categories.

Municipal Note Ratings

Moody’s

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Moody’s ratings for state, municipal and other short-term obligations will be designated Moody’s Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing; factors of the first importance in long-term borrowing risk are of lesser importance in the short run. Symbols used will be as follows:

MIG 1: Notes are of the best quality enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

MIG 2: Notes are of high quality, with margins of protection ample, although not so large as in the preceding group.

MIG 3: Notes are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

MIG 4: Notes are of adequate quality, carrying specific risk but having protection and not distinctly or predominantly speculative.

S&P

Until June 29, 1984, S&P used the same rating symbols for notes and bonds. After June 29, 1984, for new municipal note issues due in three years or less, the ratings below will usually be assigned. Notes maturing beyond three years will most likely receive a bond rating of the type recited above.

SP-1: Issues carrying this designation have a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics will be given a “plus” (+) designation.

SP-2: Issues carrying this designation have a satisfactory capacity to pay principal and interest.

Short-Term Debt & Commercial Paper Ratings

Moody’s

Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody’s commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

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P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P’s ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from “A” for the highest quality obligations to “D” for the lowest. Issues within the “A” category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A “plus” (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

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FIDUCIARY LARGE CAPITALIZATION GROWTH AND INCOME FUND

FIDUCIARY SMALL CAPITALIZATION EQUITY FUND

FIDUCIARY EUROPEAN SMALLER COMPANIES FUND

Franklin Global Trust

STATEMENT OF ADDITIONAL INFORMATION

December 1, 2003

[Insert FGT Funds logo (spy glass)]

P.O. Box 33030, St. Petersburg, FL 33733-8030 1-800/632-2301

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Funds’ prospectus. The Funds’ prospectus, dated December 1, 2003, which we may amend from time to time, contains the basic information you should know before investing in the Funds. You should read this SAI together with the Funds’ prospectus.

[The audited financial statements and auditor’s report in the Funds’ Annual Report to Shareholders, for the fiscal year ended July 31, are incorporated by reference (are legally a part of this SAI).]

For a free copy of the current prospectus or annual report, please call 1-800/632-2301

Mutual funds, annuities, and other investment products:

•	are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government;

•	are not deposits or obligations of, or guaranteed or endorsed by, any bank;

•	are subject to investment risks, including the possible loss of principal.

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Goals, Strategies and Risks

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when a Fund makes an investment. In most cases, the Funds are not required to sell a security because circumstances change and the security no longer meets one or more of a Fund’s policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security a Fund owns, the Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

Each Fund has adopted certain investment restrictions as fundamental and non-fundamental policies. A fundamental policy may only be changed if the change is approved by (i) more than 50% of a Fund’s outstanding shares or (ii) 67% or more of a Fund’s shares present at a shareholder meeting if more than 50% of a Fund’s outstanding shares are represented at the meeting in person or by proxy, whichever is less. A non-fundamental policy may be changed by the board of trustees (board or trustees) without the approval of shareholders.

Fundamental Investment Policies

The Fiduciary Large Capitalization Growth and Income Fund’s (Large Capitalization Fund) principal investment goal is long-term growth of principal and income.

The Fiduciary Small Capitalization Equity Fund’s (Small Capitalization Equity Fund) principal investment goal is to provide growth of principal.

The following fundamental policies are applicable to all Funds. Each Fund may not:

1.	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act), or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the Securities and Exchange Commission (SEC).

2.	Act as an underwriter except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

3.	Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt securities, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to affiliated investment companies to the extent permitted by the 1940 Act or any exemptions therefrom which may be granted by the SEC.

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4.	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing or selling securities secured by real estate or interest therein or securities issued by companies that invest, deal or otherwise engage in transactions in real estate or interests therein, and (ii) making, purchasing or selling real estate mortgage loans.

5.	Purchase or sell commodities as defined in the Commodity Exchange Act, as amended, and the rules and regulations thereunder, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving future contracts and options thereon or investing in securities that are secured by physical commodities.

6.	Issue senior securities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

7.	Invest more than 25% of the Fund’s net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

8.	Purchase the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities or securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such 5% and 10% limitations.

Non-Fundamental Investment Policies

For purposes of each Fund’s 80% investment policy, net assets include the amount of any borrowings for investment purposes.

Fiduciary European Smaller Companies Fund’s (European Smaller Companies Fund) principal investment goal is long-term growth of principal. This goal is non-fundamental and may be changed by the board without shareholder approval.

HSBC Smaller European Companies Index While the European Smaller Companies Fund seeks to outperform the HSBC Smaller European Companies Index, positions may be taken by the Fund that are not represented in that index. In such cases, no more than 10% of the assets of the Fund will be invested in any one market not represented in that index.

For purposes of its policies and limitations, the Funds consider certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings associations

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having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.”

Investments, techniques, strategies and their risks

Securities and techniques principally used by the Funds to meet their respective objectives are described in the prospectus. Other securities and techniques used by the Funds to meet their respective objectives are described below.

The value of your shares will increase as the value of the securities owned by a Fund increases and will decrease as the value of the Fund’s investments decrease. In this way, you participate in any change in the value of the securities owned by a Fund. In addition to the factors that affect the value of any particular security that a Fund owns, the value of each Fund’s shares may also change with movements in stock markets as a whole.

ACCOUNTING IRREGULARITIES AND CORPORATE GOVERNANCE

The discovery and disclosure of accounting irregularities may result in changes to a company’s past or current reported earnings, and impairment of its credit rating and financial stability. These changes may result in a sudden and significant drop in the price of the company’s equity and debt securities and, in some cases, can result in bankruptcy or the threat of bankruptcy, because the company’s true financial condition after the correction of accounting irregularities may violate covenants to which the company is subject under the terms of its credit arrangements. Actual perceived weaknesses in corporate governance practices of a company’s board of directors and senior management, and changes in corporate management resulting from discovery of irregularities, also can have an adverse effect on the price of a company’s securities.

CONCENTRATION

For purposes of the Funds’ fundamental investment restriction regarding concentration, the Funds will classify industries and sectors based on FactSet.

DEBT SECURITIES

In general. In general, debt securities represent a loan of money to the issuer by the purchaser of the securities. A debt security typically has a fixed payment schedule that obligates the issuer to pay interest to the lender, and to return the lender’s money over or at the end of a certain time period. A company typically must meet its payment obligations associated with its outstanding debt securities before it declares and pays any dividend to holders of its equity securities. Bond, notes and commercial paper are types of debt securities. Each of these differs in the length of the issuer’s payment schedule, with commercial paper having the shortest payment schedule.

Debt securities can provide the potential for capital appreciation based on various factors such as changes in interest rates, economic and market conditions, improvement in an issuer’s ability to repay principal and pay interest, and ratings upgrades.

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Interest rate. The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. To the extent a Fund invests in debt securities, changes in interest rates in any country where the Fund is invested will affect the value of the Fund’s portfolio and its share price. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of debt securities generally declines. These changes in market value will be reflected in a Fund’s net asset value per share. Of course, interest rates throughout the world have increased and decreased, sometimes very dramatically, in the past. These changes are likely to occur again in the future at unpredictable times.

Call. There is a risk that a security will be prepaid (called) before its stated maturity date. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. Issuers of high yield securities often have the right to call their securities prior to maturity. If a security is called, the Fund may have to replace it with a lower yielding security.

Commercial paper. Commercial paper typically refers to short-term obligations of banks, corporations and other borrowers with maturities of up to 270 days. A Fund may invest in domestic or foreign commercial paper. Investments in commercial paper are generally limited to obligations rated Prime-1 or Prime-2 by Moody’s or A-1 or A-2 by S&P® or, if unrated, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody’s or AAA or AA by S&P®. Certain Funds also may invest in lower rated commercial paper to the extent permitted by their policies on lower rated debt securities generally. See “ Description of Ratings for Bonds, Short-Term Debt and Commercial Paper ” for a more complete description of commercial paper ratings.

Corporate debt securities are fixed income securities issued by businesses. Notes, bonds, debentures and commercial paper (which are discussed more fully below) are the most prevalent types of corporate debt securities. The Fund may also purchase interests in bank loans to companies. The credit risks of corporate debt securities vary widely among issuers. In addition, the credit risk of an issuer’s debt security may vary based on its priority for repayment. For example, higher ranking (senior) debt securities have a higher priority than lower ranking (subordinated) securities. This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of senior securities may receive amounts otherwise payable to the holders of subordinated securities. Some subordinated securities, such as trust preferred and capital securities notes, also permit the issuer to defer payments under certain circumstances. For example, insurance companies issue securities known as surplus notes that permit the insurance company to defer any payment that would reduce its capital below regulatory requirements.

Demand instruments are corporate debt securities that the issuer must repay upon demand. Other demand instruments require a third party, such as a dealer or bank, to repurchase the security for its face value upon demand. A Fund treats demand instruments as short-term securities, even though their stated maturity may extend beyond one year.

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Ratings. Various investment services publish ratings of some of the debt securities in which the Funds may invest. These ratings represent the opinions of the rating services with respect to the issuer’s ability to pay interest and repay principal. They do not purport to reflect the risk of fluctuations in market value and are not absolute standards of quality.

If the rating on an issue held in a Fund’s portfolio is changed by the rating service or the security goes into default, this event will be considered by the Fund in its evaluation of the overall investment merits of that security but will not generally result in an automatic sale of the security.

CONVERTIBLE SECURITIES

In general. A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market price advance in its underlying common stock. As with a conventional fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because both interest rate and stock market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor as sensitive to changes in share price as its underlying stock.

A convertible security is usually issued either by an operating company or by an investment bank. When issued by an operating company, a convertible security tends to be senior to common stock, but subordinate to other types of fixed-income securities issued by that company. When that convertible security is “converted,” the operating company often issues new stock to the holder of the convertible security. If, however, the parity price (the price at which the common stock underlying the convertible security may be obtained) of the convertible security is less than the call price (the price of the bond, including any premium related to the conversion feature), the operating company may pay out cash instead of common stock. When a convertible security is issued by an investment bank, the security is an obligation of and is convertible through the issuing investment bank.

In addition, the issuer of a convertible security may be important in determining the security’s true value. This is because the holder of a convertible security will have recourse only to the issuer. A convertible security may be subject to redemption by the issuer, but only after a specified date and under circumstances established at the time the security is issued.

While each Fund uses the same criteria to rate a convertible debt security that it uses to rate a more conventional debt security, a convertible preferred stock is treated like a preferred stock for the Fund’s financial reporting, credit rating, and investment limitation purposes. A preferred stock is subordinated to all debt obligations of the issuer in the event of insolvency, and an issuer’s failure to make a dividend payment is generally not an event of default entitling the preferred shareholder to take action. A preferred stock generally has no maturity date, so its market value is dependent on the issuer’s business prospects for an indefinite period of time. In

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addition, distributions from preferred stock are dividends, rather than interest payments, and are usually treated as such for corporate tax purposes.

DERIVATIVE	SECURITIES

In general. In general, derivative securities are those securities whose values are dependent upon the performance of one or more securities, indices or currencies.

Derivatives may be used for “hedging,” which means that they may help manage risks relating to interest rates, currency fluctuations and other market factors. They also may be used to increase liquidity or to invest in a particular stock or bond in a more efficient or less expensive way.

Each Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, who is not subject to registration or regulation as a pool operator under that Act.

The Funds’ transactions in options, futures, and options on futures involve certain risks. These risks include, among others, the risk that the effectiveness of a transaction depends on the degree that price movements in the underlying securities, index, or currency correlate with price movements in the relevant portion of the Fund’s portfolio. The Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation that would result in a loss on both the underlying securities and the derivative security.

In addition, adverse market movements could cause a Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

Positions in exchange traded options and futures may be closed out only on an exchange that provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract or related option at any specific time. Thus, it may not be possible to close an option or futures position. The inability to close options or futures positions may have an adverse impact on a Fund’s ability to effectively hedge its securities. Furthermore, if the Fund is unable to close out a position and if prices move adversely, the Fund will have to continue to make daily cash payments to maintain its required margin. If a Fund does not have sufficient cash to do this, it may have to sell portfolio securities at a disadvantageous time. The Funds will enter into an option or futures position only if there appears to be a liquid secondary market for the options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular over-the-counter (OTC) option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or by entering into a closing sale transaction with the dealer that issued it. When a Fund writes an OTC option, it

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generally can close out that option before its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

Following are types of derivative contracts in which the Funds may invest.

Options, futures, and options on futures. A stock option is a contract that provides the holder the right to buy or sell shares of the stock at a fixed price, within a specified period of time. An option on a stock index is a contract that allows the buyer of the option the right to receive from the seller cash, in an amount equal to the difference between the index’s closing price and the option’s exercise price. A futures contract is an obligation to buy or sell a specified security or currency at a set price on a specified future date. A stock index futures contract is an agreement to take or make delivery of an amount of cash based on the difference between the value of the index at the beginning and end of the contract period.

The Funds will (a) limit the aggregate value of the assets underlying covered call options or put options written by a Fund to not more than 25% of their net assets, (b) limit the premiums paid for options purchased by a Fund to 5% of their net assets, and (c) limit the margin deposits on futures contracts entered into by a Fund to 5% of their net assets.

The Funds will not engage in transactions in futures contracts or related options for speculation, but only as a hedge against changes resulting from market conditions in the values of its securities or securities that they intend to buy and, to the extent consistent therewith, to accommodate cash flows. If a Fund enters into a futures contract or related call option, it will maintain with its custodian bank, to the extent required by the rules of the SEC, assets in a segregated account to cover its obligations with respect to such contract which will consist of cash, cash equivalents or high quality debt securities from its portfolio in an amount equal to the market value of such futures contract or related option.

The Funds may take advantage of opportunities in the area of options, futures, and options on futures and any other derivative investments that are not presently contemplated for use by the Funds or that are not currently available but which may be developed, to the extent such opportunities are consistent with the Funds’ investment goals and legally permissible for the Funds.

Options. The Funds may buy or write (sell) put and call options on securities listed on a national securities exchange and in the OTC market. All options written by the Funds will be covered. The Funds may also buy or write put and call options on securities indices.

A call option written by the Fund is covered if the Fund (a) owns the underlying security that is subject to the call or (b) has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the

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difference is held in cash or high-grade debt securities in a segregated account with the Fund’s custodian bank.

A put option written by the Fund is covered if the Fund maintains cash or high-grade debt securities with a value equal to the exercise price of the written put in a segregated account with its custodian bank. A put is also covered if the Fund holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option, since the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

If the writer of an option wants to terminate its obligation, the writer may effect a “closing purchase transaction” by buying an option of the same series as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer’s position. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, the holder of an option may liquidate its position by effecting a “closing sale transaction” by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction may be made at the time desired by the Fund.

Effecting a closing transaction in the case of a written call option allows the Fund to write another call option on the underlying security with a different exercise price, expiration date or both. In the case of a written put option, a closing transaction allows the Fund to write another covered put option. Effecting a closing transaction also allows the cash or proceeds from the sale of any securities subject to the option to be used for other Fund investments. If the Fund wants to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or at the same time as the sale of the security.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to buy the option. Likewise, the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to buy the option. Increases in the market price of a call option will generally

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reflect increases in the market price of the underlying security. As a result, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

A Fund may buy call options on securities it intends to buy in order to limit the risk of a substantial increase in the market price of the security before the purchase is effected. A Fund may also buy call options on securities held in its portfolio and on which it has written call options. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the call option plus any related transaction costs.

A Fund may buy put options on securities in an attempt to protect against a decline in the market value of the underlying security below the exercise price less the premium paid for the option. The ability to buy put options allows the Fund to protect the unrealized gain in an appreciated security in its portfolio without actually selling the security. In addition, the Fund continues to receive interest or dividend income on the security. The Fund may sell a put option it has previously purchased prior to the sale of the security underlying the option. The sale of the option will result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid for the put option. Any gain or loss may be wholly or partially offset by a change in the value of the underlying security that the Fund owns or has the right to acquire.

A Fund may write covered put and call options and buy put and call options that trade in the OTC market to the same extent that it may engage in exchange traded options. Like exchange traded options, OTC options give the holder the right to buy, in the case of OTC call options, or sell, in the case of OTC put options, an underlying security from or to the writer at a stated exercise price. However, OTC options differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done based on information from market makers. OTC options are available for a greater variety of securities and in a wider range of expiration dates and exercise prices, however, than exchange traded options, and the writer of an OTC option is paid the premium in advance by the dealer.

Call and put options on stock indices are similar to options on securities except, rather than the right to buy or sell stock at a specified price, options on a stock index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying stock index is greater than (or less than, in the case of a put) the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

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When a Fund writes an option on a stock index, the Fund will establish a segregated account with its custodian bank containing cash or high quality fixed-income securities in an amount at least equal to the market value of the underlying stock index. The Fund will maintain the account while the option is open or will otherwise cover the transaction.

Financial futures. The Funds may enter into contracts for the purchase or sale of futures contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver such cash value called for by the contract on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to take delivery of the cash value called for by the contract at a specified date. The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in price of portfolio securities without actually buying or selling the underlying security. Futures contracts have been designed by exchanges designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

Financial Futures contracts—general. Although financial futures contracts by their terms call for the actual delivery or acquisition of securities, or the cash value of the index, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities or cash. A contractual obligation is offset by buying (or selling, as the case may be) on a commodities exchange an identical financial futures contract calling for delivery in the same month. This transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities or cash. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Funds will incur brokerage fees when they buy or sell financial futures contracts.

Stock index futures. The Funds may buy and sell stock index futures contracts. A stock index futures contract obligates the seller to deliver (and the buyer to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made.

The Funds may sell stock index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of their equity securities that might otherwise result. When a Fund is not fully invested in stocks and anticipates a significant market advance, it may buy stock index futures in order to gain rapid market exposure that may in part or entirely offset increases in the cost of common stocks that it intends to buy.

Options on stock index futures. The Funds may buy and sell call and put options on stock index futures to hedge against risks of market price movements. The need to hedge against these risks

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will depend on the extent of diversification of the Fund’s common stock portfolio and the sensitivity of such investments to factors influencing the stock market as a whole.

Call and put options on stock index futures are similar to options on securities except that, rather than the right to buy or sell stock at a specified price, options on stock index futures give the holder the right to receive cash. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day before the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

Futures contracts for securities and currencies. The Funds may buy and sell futures contracts for securities, and currencies. These Funds may also enter into closing purchase and sale transactions with respect to these futures contracts. The Funds will engage in futures transactions only for bona fide hedging or other appropriate risk management purposes. All futures contracts entered into by the Funds are traded on U.S. exchanges or boards of trade licensed and regulated by the CFTC or on foreign exchanges.

When securities prices are falling, a Fund may offset a decline in the value of its current portfolio securities through the sale of futures contracts. When prices are rising, a Fund can attempt to secure better prices than might be available when it intends to buy securities through the purchase of futures contracts. Similarly, a Fund can sell futures contracts on a specified currency in an attempt to protect against a decline in the value of that currency and its portfolio securities denominated in that currency. A Fund can buy futures contracts on a foreign currency to fix the price in U.S. dollars of a security denominated in that currency that the Fund has purchased or expects to buy.

Positions taken in the futures markets are not normally held to maturity, but are liquidated through offsetting transactions that may result in a profit or a loss. While the Funds’ futures contracts on securities and currencies will usually be liquidated in this manner, the Funds may instead make or take delivery of the underlying securities or currencies whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currencies are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

To the extent a Fund enters into a futures contract, it will deposit in a segregated account with its custodian bank cash or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to the Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

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Hedging. Hedging transactions are intended to reduce specific risks. For example, to protect a Fund against circumstances that would normally cause the Fund’s portfolio securities to decline in value, the Fund may buy or sell a derivative contract that would normally increase in value under the same circumstances. A Fund may also attempt to hedge by using combinations of different derivatives contracts, or derivatives contracts and securities. A Fund’s ability to hedge may be limited by the costs of the derivatives contracts. A Fund may attempt to lower the cost of hedging by entering into transactions that provide only limited protection, including transactions that (1) hedge only a portion of its portfolio, (2) use derivatives contracts that cover a narrow range of circumstances or (3) involve the sale of derivatives contracts with different terms. Consequently, hedging transactions will not eliminate risk even if they work as intended. In addition, hedging strategies are not always successful, and could result in increased expenses and losses to a Fund.

EQUITY SECURITIES

The Funds may invest in equity securities, which include common and preferred stocks, warrants, and securities convertible or exchangeable into common stock.

Common stock. Common stock represents a proportionate share of the ownership of a company. The value of a stock is based on the market’s appraisal of current and likely future success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions. Because it represents ownership, common stock ranks lowest in the capital structure of a company, in terms of its claim on the revenues or earnings of the company, and the value of a company’s assets in the event of bankruptcy or liquidation. A company’s creditors, including the holders or a company’s debt securities, if any, have claims that take priority over the interests of the owners of the company’s common stock. After other claims are satisfied, common stockholders participate in company profits on a pro rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. The returns from ownership of common stocks historically have been greater than the returns from ownership of other classes of financial assets, but their value can fluctuate dramatically over shorter periods in response to many factors affecting individual companies, industries, or the stock market or economy in general.

Common stocks sometimes are divided into several classes, with each class having different voting rights, dividend rights, or other differences in their rights and priorities.

The price of a stock also may be adversely affected by discovery and disclosure of accounting irregularities, actual or perceived weaknesses in corporate governance practices of a company’s board or management, and changes in company management. The discovery and disclosure of accounting irregularities may result in changes to a company’s past or current reported earnings, impairment of its credit rating and financial stability. These changes may result in a sudden and significant drop in the price of the company’s equity and debt securities and, in some cases, can result in bankruptcy or the threat of bankruptcy, because the company’s true financial condition after correction of accounting irregularities may violate covenants to which the company is subject under the terms of its credit arrangements.

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Preferred stock. Preferred stock also represents an ownership interest in a company, but that ownership interest usually is limited to a specific dollar amount per share of liquidation priority over common equity in the event of liquidation of the company. Preferred stocks usually have fixed or variable dividend payment rates, and the payment of those dividends to the holders of preferred stock takes priority over the interests of holders of common stock, but usually is subordinate to the rights of holders of the company’s debt securities. Preferred stocks often have no or limited voting rights, or have voting rights only in the event of omission of the payment of agreed dividends.

While preferred stocks represent a form of ownership in a company’s capital structure, the limited nature of that ownership interest, and their fixed or variable dividend rates, result in many preferred stocks being treated in the market as more akin to debt securities. Like debt securities, the values of preferred stocks often fluctuate more in response to changes in interest rates and the creditworthiness of the issuer, rather than in response to changes in the issuer’s profitability and business prospects. Preferred stocks sometimes are callable for redemption by the issuer on or after a specific date and at a price specified at the time of issuance.

Preferred stocks often are issued with conversion or exchange rights, pursuant to which the preferred stock may be converted into common stock of the issuing company, or exchanged for common stock or other equity securities of a different company. The characteristics of convertible preferred stocks are discussed in greater detail below under “Convertible Securities.”

Warrants. Each Fund will limit its investments in warrants to not more than 5% of net assets. For purposes of this investment policy, warrants will be valued at the lower of cost or market, except that warrants acquired by a Fund in units with or attached to securities may be deemed to be without value.

Warrants have no voting rights, pay no dividends and have no rights with respect to the assets of the corporation issuing them. Warrants constitute options to purchase equity securities at a specific price, and are valid for a specific period of time. They do not represent ownership of the equity securities, but only the right to buy them. Warrants differ from call options in that warrants are issued by the issuer of the security that may be purchased on their exercise, whereas call options may be issued by anyone. The prices of warrants do not necessarily move parallel to the prices of the underlying equity securities.

Real Estate Investment Trusts (REITs). REITs typically invest directly in real estate or in mortgages and loans collateralized by real estate. “Equity” REITs are real estate companies that own and manage income-producing properties such as apartments, hotels, shopping centers or office buildings. The income, primarily rent from these properties, is generally passed on to investors in the form of dividends. These companies provide experienced property management and generally concentrate on a specific geographic region or property type. REITs are exempt from federal corporate income tax if they limit their operations and distribute most of their income. Such tax requirements limit a REIT’s ability to respond to changes in the commercial real estate market.

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FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the U.S. A Fund considers an issuer to be based outside the U.S. if:

•	it is organized under the laws of, or has a principal office located in, another country; or

•	the principal trading market for its securities is in another country.

The value of foreign (and U.S.) securities is affected by general economic conditions and individual company and industry earnings prospects. While foreign securities may offer significant opportunities for gain, they also involve additional risks that can increase the potential for losses in a Fund. Investments in depositary receipts also involve some or all of the risks described below.

The political, economic, and social structures of some countries in which the Funds invest may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the possibility of the imposition of exchange controls, expropriation, restrictions on removal of currency or other assets, nationalization of assets, and punitive taxes.

There may be less publicly available information about a foreign company or government than about a U.S. company or public entity. Certain countries’ financial markets and services are less developed than those in the U.S. or other major economies. As a result, they may not have uniform accounting, auditing, and financial reporting standards and may have less government supervision of financial markets. Foreign securities markets may have substantially lower trading volumes than U.S. markets, resulting in less liquidity and more volatility than experienced in the U.S. Transaction costs on foreign securities markets are generally higher than in the U.S. The settlement practices may be cumbersome and result in delays that may affect portfolio liquidity. The Funds may have greater difficulty voting proxies, exercising shareholder rights, pursuing legal remedies, and obtaining judgments with respect to foreign investments in foreign courts than with respect to domestic issuers in U.S. courts.

The Funds’ management endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread on currency exchange (to cover service charges) may be incurred, particularly when a Fund changes investments from one country to another or when proceeds of the sale of shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies that would prevent a Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization, or confiscatory taxation, withholding, and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments that could affect investments in securities of issuers in foreign nations.

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The Funds may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. Some countries in which the Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded.

Currency. Some of each Fund’s investments may be denominated in foreign currencies. Changes in foreign currency exchange rates will affect the value of what the Fund owns and the Fund’s share price. Generally, when the U.S. dollar rises in value against a foreign currency, an investment in that country loses value because that currency is worth fewer U.S. dollars.

Emerging markets. The European Smaller Companies Fund intends to invest in the securities of issuers domiciled in the Czech Republic, Hungary, Poland and Turkey (Eastern European Countries). Developing market countries generally include those considered to be developing by the World Bank, the International Finance Corporation, the United Nations or the countries’ authorities. These countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. Investments in companies domiciled in developing countries may be subject to potentially higher risks than investments in developed countries. These risks include: (i) less social, political, and economic stability; (ii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; (v) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the absence, until recently in certain Eastern European countries, of a capital market structure or market-oriented economy; (vii) the possibility that recent favorable economic developments in Eastern Europe may be slowed or reversed by unanticipated political or social events in such countries; and (viii) the economies of some developing countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments position.

Eastern European capital markets are emerging in a dynamic political and economic environment brought about by the recent events there that have reshaped political boundaries and traditional ideologies. In such a dynamic environment, there can be no assurance that the Eastern Europe capital markets will continue to present viable investment opportunities of the Fund. There can be no assurance that expropriations of private property will not occur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected Eastern European markets.

American Depositary Receipts (ADRs). European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) of non-U.S. issuers are interests in a pool of non-U.S. company’s securities that have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts

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can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company.

ADRs are usually issued by an American bank or trust company and may be registered for use in U.S. securities markets. Foreign banks or trust companies also may issue them. The Funds consider investments in depositary receipts to be investments in the equity securities of the issuers into which the depositary receipts may be converted.

Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter. While ADRs do not eliminate all the risks associated with foreign investments, by investing in ADRs rather than directly in the stock of foreign issuers, a Fund will avoid currency risks during the settlement period for either purchases or sales and certain foreign securities markets trading risks. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or on the Nasdaq. The information available for ADRs is subject to the accounting, auditing, and financial reporting standards of the U.S. market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

Depositary receipts may be issued under sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities traded in the form of depositary receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs, and there may not be a correlation between such information and the market value of the depositary receipts.

Foreign exchange contracts. In order to convert U.S. dollars into the currency needed to buy a foreign security, or to convert foreign currency received from the sale of a foreign security into U.S. dollars, a Fund may enter into spot currency trades. In a spot trade, a Fund agrees to exchange one currency for another at the current exchange rate. A Fund may also enter into derivative contracts in which a foreign currency is an underlying asset. The exchange rate for currency derivative contracts may be higher or lower than the spot exchange rate. Use of these derivative contracts may increase or decrease a Fund’s exposure to currency risks.

Foreign government securities. Foreign government securities generally consist of fixed income securities supported by national, state or provincial governments or similar political subdivisions. Foreign government securities also include debt obligations of supranational entities, such as international organizations designed or supported by governmental entities to promote economic reconstruction or development, international banking institutions and related government agencies. Examples of these include, but are not limited to, the World Bank, the Asian Development Bank, the European Investment Bank and the Inter-American Development Bank.

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Foreign government securities also include fixed income securities of quasi-governmental agencies that are either issued by entities owned by a national, state or equivalent government or are obligations of a political unit that are not backed by the national government’s full faith and credit. Further, foreign government securities include mortgage-related securities issued or guaranteed by national, state or provincial governmental instrumentalities, including quasi-governmental agencies.

ILLIQUID SECURITIES

In general. Each Fund may invest up to 15% of its net assets in securities that cannot be offered to the public for sale without first being registered under the Securities Act of 1933 (restricted securities), or in other securities that, in the opinion of the board, may be illiquid.

Illiquid securities are generally securities that cannot be sold within seven days in the normal course of business at approximately the amount at which a Fund has valued them. Reduced liquidity in the secondary market for certain securities may make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Securities acquired outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market are not considered to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. The Funds will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Funds have reason to believe that they could not resell the securities in a public trading market.

Restricted securities. Subject to each Fund’s percentage limitation on illiquid securities, the board has authorized each Fund to invest in restricted securities where such investment is consistent with each Fund’s investment goal. The board has authorized these securities to be considered liquid to the extent the investment manager determines on a daily basis that there is a liquid institutional or other market for such securities—for example, restricted securities which may be freely transferred among qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and for which a liquid institutional market has developed. The board will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the managers’ assessment of current trading activity and the availability of reliable price information. In spite of the managers’ determinations in this regard, the board will remain responsible for such determinations and will consider appropriate action, consistent with a Fund’s goals and policies, if the security should become illiquid after purchase. In determining whether a restricted security is properly considered a liquid security, the investment manager and the board will take into account, among others, the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent a Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may be increased if qualified institutional buyers become uninterested in buying these securities or the market for these securities contracts.

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INVESTMENT IN OTHER INVESTMENT COMPANIES

Subject to limitations imposed by the 1940 Act, each Fund may invest in securities of other investment companies, such as open-end or closed-end management investment companies, or in pooled accounts. As a shareholder of an investment company, a Fund may indirectly bear service and other fees, which are in addition to the fees the Fund pays its service providers. Subject to the restrictions and limitations of the 1940 Act, each Fund may elect to pursue its investment objective by investing directly in securities, or by investing in one or more underlying investment companies that have substantially similar investment objectives, policies and limitations as the Fund.

LOANS OF PORTFOLIO SECURITIES

To generate additional income, each Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. For each loan, the borrower must maintain with the Fund’s custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 102% of the current market value of the loaned securities. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. The Fund also continues to receive any distributions paid on the loaned securities. The Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the managers intend to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the managers have knowledge that, in their opinion, a material event affecting the loaned securities will occur or the managers otherwise believe it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. Each Fund will loan its securities only to parties who meet creditworthiness standards approved by the board, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

REPURCHASE AGREEMENTS

In general. The Funds generally will have a portion of their assets in cash or cash equivalents for a variety of reasons, including waiting for a special investment opportunity, to maintain liquidity for redemptions or expenses, or taking a defensive position. To earn income on this portion of its assets, a Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and simultaneously agrees to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at an agreed higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 102% of the dollar amount invested by

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the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund’s ability to sell the underlying securities. The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligation to repurchase the underlying security at a time when the value of the security has declined, a Fund may incur a loss upon disposition of the security. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization under the bankruptcy code or other laws, a court may determine that the underlying security is collateral for a loan by a Fund not within the control of a Fund, and therefore the realization by the Fund on the collateral may be automatically stayed. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While the manager acknowledges these risks, it is expected that if repurchase agreements are otherwise deemed useful to a Fund, these risks can be controlled through careful monitoring procedures. A Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or other recognized financial institutions, such as broker-dealers, deemed creditworthy by the manager.

Reverse repurchase agreements. Reverse repurchase agreements are the opposite of repurchase agreements but involve similar mechanics and risks. A Fund sells securities to a bank or dealer and agrees to repurchase them at a mutually agreed price and date. Cash or liquid high-grade debt securities having an initial market value, including accrued interest, equal to at least 102% of the dollar amount sold by the Fund are segregated, i.e., set aside, as collateral and marked-to-market daily to maintain coverage of at least 100%. Reverse repurchase agreements are considered borrowings by the Funds and as such are subject to the investment limitations discussed under “Fundamental Investment Policies,” above. These transactions may increase the volatility of a Fund’s income or net asset value. The Fund carries the risk that any securities purchased with the proceeds of the transaction will depreciate or not generate enough income to cover the Fund’s obligations under the reverse repurchase transaction. These transactions also increase the interest and operating expenses of a Fund.

SECTOR CONCENTRATION

By having significant investments in one or more sectors from time to time, a Fund carries greater risk of adverse developments in a sector than a fund that invests more broadly.

TECHNOLOGY COMPANIES. Technology company stocks can be subject to abrupt or erratic price movements and have been volatile in price, especially over the short term, due to the rapid pace of product change and development affecting such companies. Technology companies are subject to significant competitive pressures, such as new market entrants, aggressive pricing, and tight profit margins. Prices of technology company stocks often change collectively without regard to the merits of individual companies.

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TEMPORARY INVESTMENTS

When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of a Fund’s assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economies of the countries where the Fund invests.

Temporary defensive investments generally may include U.S. government securities, high grade commercial paper, bankers’ acceptances, and variable interest rate corporate or bank notes. To the extent allowed by exemptions granted under the 1940 Act and the Fund’s other investment policies and restrictions, the manager also may invest the Fund’s assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity.

WHEN-ISSUED, DELAYED DELIVERY AND TO-BE-ANNOUNCED (TBA) TRANSACTIONS

When-issued, delayed delivery and to-be-announced (TBA) transactions are arrangements under which a Fund buys securities that have been authorized but not yet issued, with payment for and delivery of the security scheduled for a future time, generally within 15 to 60 days. Purchases of securities on a when-issued or delayed delivery basis are subject to the risk that the value or the yields at delivery may be more or less than the purchase price or yields available when the transaction was entered into. To the extent a Fund engages in these transactions, it will do so only for the purpose of acquiring portfolio securities consistent with its investment objectives and policies. Although the Funds will generally buy securities on a when-issued or TBA basis with the intention of holding the securities, they may sell the securities before the settlement date if the manager believes it is advisable to do so.

When a Fund is the buyer in this type of transaction, it will maintain, in a segregated account with its custodian bank, cash or marketable securities having an aggregate value equal to the amount of the Fund’s purchase commitments until payment is made. As a buyer in one of these transactions, the Fund relies on the seller to complete the transaction. The seller’s failure to do so may cause a Fund to miss a price or yield considered advantageous to the Fund. Securities purchased on a when-issued or delayed delivery basis do not generally earn interest until their scheduled delivery date. Entering into a when-issued, delayed delivery or TBA transaction is a form of leverage that may affect changes in net asset value to a greater extent.

Officers and Trustees

The Trust has a board of trustees. Each trustee will serve until that person’s successor is elected and qualified. The board is responsible for the overall management of the Funds, including general supervision and review of each Fund’s investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust’s day-to-day operations.

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The name, age and address of the officers and board members, as well as their affiliations, positions held with the Trust, principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

Independent Board Members

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
Frank H. Abbott, III (82) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	None

Principal Occupation During Past 5 Years:

President and Director, Abbott Corporation (an investment company); and formerly, Director, MotherLode Gold Mines Consolidated (gold mining) (until 1996) and Vacu-Dry Co. (food processing) (until 1996).

Harris J. Ashton (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142	Director, Bar-S Foods (meat packing company).

Principal Occupation During Past 5 Years:

Director of various companies; and formerly, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).

Robert F. Carlson (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	52	None

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Principal Occupation During Past 5 Years:

Vice President and past President, Board of Administration, California Public Employees Retirement Systems (CALPERS); and formerly, member and Chairman of the Board, Sutter Community Hospitals; member, Corporate Board, Blue Shield of California; and Chief Counsel, California Department of Transportation.

S. Joseph Fortunato (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	143	None

Principal Occupation During Past 5 Years: Attorney, and formerly, member of the law firm of Pitney, Hardin, Kipp & Szuch.

Edith E. Holiday (51) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	92	Director, Amerada Hess
Corporation
(exploration and
refining of oil and gas);
Hercules Incorporated
(chemicals, fibers and
resins); Beverly
Enterprises, Inc. (health
care); H.J. Heinz
Company (processed
foods and allied
products); RTI
International Metals,
Inc. (manufacture and
distribution of
titanium); and Canadian
National Railway
				(railroad).

Principal Occupation During Past 5 Years:

Director or Trustee of various companies and trusts; and formerly, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

Frank W.T. LaHaye (74) One Franklin	Trustee	Since 2000	115	Director, The California Center for Land Recycling

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Parkway San Mateo, CA 94403-1906	(redevelopment).

Principal Occupation During Past 5 Years: General Partner, Las Olas L.P. (Asset Management); and formerly, Chairman, Peregrine Venture Management Company (venture capital).

Gordon S. Macklin (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142	Director, White
Mountains Insurance
Group, Ltd. (holding
company); Martek
Biosciences
Corporation;
WorldCom, Inc.
(communications
services); MedImmune,
Inc. (biotechnology);
Overstock.com (Internet
services); Spacehab,
Inc. (aerospace
services); and formerly
Director, MCI
Communications
Corporation
(subsequently known as
MCI WorldCom, Inc.
and WorldCom, Inc.)
(communications
services) (1988-2002).

Principal Occupation During Past 5 Years:

Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and formerly, Chairman, White River Corporation (financial services) (until 1998) and Hambrecht & Quist Group (investment banking) (until 1992); and President, National Association of Securities Dealers, Inc. (until 1987).

Interested Board Members and Officers

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Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
**Harmon E. Burns (58) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Vice President	Since 2000	38	None

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin Investment Advisory Services, Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

**Charles B. Johnson (70) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Chairman of the Board	Since 2000	142	None

Principal Occupation During Past 5 Years:

Chairman of the Board, Chief Executive Officer, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc and of 46 of the investment companies in Franklin Templeton Investments.

**Rupert H. Johnson, Jr. (62) One Franklin Parkway San Mateo, CA 94403-1906	Trustee, President and Chief Executive Officer—Investment Management	Trustee and President since 2000 and Chief Executive Officer— Investment Management since October 2002	125	None

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Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Martin L. Flanagan (43) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trusteek as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Jimmy D. Gambill (55) 500 East Broward Blvd. Suite 2100 Fort Lauderdale, FL 33394-3091	Senior Vice President and Chief Executive Officer—Finance and Administration	Since October 2002	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.

David P. Goss (56) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

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Principal Occupation During Past 5 Years:

Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and formerly, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).

Barbara J. Green (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Vice President and Deputy General Counsel, Franklin Resources, Inc.; Senior Vice President, Templeton Worldwide, Inc.; officer of some of the subsidiaries of Franklin Resources, Inc., and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, Securities and Exchange Commission (1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).

Edward B. Jamieson (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and Portfolio Manager, Franklin Advisers, Inc.; officer of other subsidiaries of Franklin Resources, Inc.; and officer and trustee of five of the investment companies in Franklin Templeton Investments.

Michael O. Magdol (66) 600 Fifth Avenue Rockefeller Center New York, NY 10048-0772	Vice President—AML Compliance	Since May 2002	Not Applicable	Director, FTI Banque, Arch Chemicals, Inc. and Lingnan Foundation.

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Principal Occupation During Past 5 Years:

Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.

Christopher J. Molumphy (41) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years: Executive Vice President, Franklin Advisers, Inc.; and officer of four of the investment companies in Franklin Templeton Investments.

Kimberley H. Monasterio (39) One Franklin Parkway San Mateo, CA 94403-1906	Treasurer and Chief Financial Officer	Treasurer since 2000 and Chief Financial Officer since September 2002	Not Applicable	None

Principal Occupation During Past 5 Years: Senior Vice President, Franklin Templeton Services, LLC; and officer of 51 of the investment companies in Franklin Templeton Investments.

Murray L. Simpson (65) One Franklin Parkway San Mateo, CA 94403-1906	Vice President and Secretary	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc.; and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).

*	We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.

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**	Charles B. Johnson and Rupert H. Johnson, Jr. are considered interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust’s adviser and distributor. Harmon E. Burns is considered an interested person of the Trust under the federal securities laws due to his position as officer and director of Franklin Resources, Inc.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

The Trust currently does not pay fees to noninterested board members. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of a board meeting. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by Franklin Templeton Investments.

Name	Total Fees Received from Franklin Templeton Investments[1] ($)	Number of Boards in Franklin Templeton Investments on which Each Serves[2]
Frank H. Abbott, III	164,214	29
Harris J. Ashton	372,100	46
Robert F. Carlson	95,070	15
S. Joseph Fortunato	372,941	47
Edith E. Holiday	273,635	29
Frank W.T. LaHaye	164,214	299
Gordon S. Macklin	363,512	46

1.	For the calendar year ended December 31, 2002.
2.	We base the number of boards on the number of registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Funds or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual

29

financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such board member. Investments in the name of family members or entities controlled by a board member constitute fund holdings of such board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a board member’s fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Trust on December 31, 2002.

Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in Each Series of The Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Frank H. Abbott, III	None	Over $100,000
Harris J. Ashton	None	Over $100,000
Robert F. Carlson	None	Over $100,000
S. Joseph Fortunato	None	Over $100,000
Edith E. Holiday	None	Over $100,000
Frank W.T. LaHaye	None	Over $100,000
Gordon S. Macklin	None	Over $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harmon E. Burns	None	Over $100,000
Charles B. Johnson	None	Over $100,000
Rupert H. Johnson, Jr.	None	Over $100,000

Board Committees The board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust’s independent auditors, including evaluating their

30

independence and meeting with such auditors to consider and review matters relating to the Trust’s financial reports and internal accounting. The Audit Committee is comprised of the following independent trustees of the Trust: Frank H. Abbott, III, Robert F. Carlson and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust: Frank H. Abbott, III, Harris J. Ashton, Robert F. Carlson, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.

The Trust’s Nominating Committee sets trustees’ fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Trust’s address at:

P.O. Box 33030

St. Petersburg, FL 33733-8030

During the Trust’s fiscal year ended July 31, 2003, the Audit Committee met five times and the Nominating Committee did not meet.

Proxy Voting Policies and Procedures

The board of trustees of the Trust on behalf of the Funds has delegated the authority to vote proxies related to the portfolio securities held by the Fund to each Fund’s manager. Fiduciary International, Inc. in accordance with the Proxy Voting Policies and Procedures (Policies) adopted by the manager.

The manager has delegated its administrative duties with respect to the voting of proxies to the Proxy Group within Franklin Templeton Companies, LLC (Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc. All proxies received by the Proxy Group will be voted based upon the manager’s instructions and/or policies.

To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS’ analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager’s ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. All conflicts are resolved in the interests of the manager’s clients. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund’s Board of Directors; defer to the voting recommendation of the Fund’s Board of Directors, ISS or those of another independent third party provider of proxy services; or take such other action in

31

good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

The recommendation of management on any issue is a factor which the manager considers in determining how proxies should be voted, but is not determinative of the manager’s ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company’s management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company’s management in any situation where it deems that the ratification of management’s position would adversely affect the investment merits of owning that company’s shares.

Adviser’s Proxy Voting Policies and Principles

The manager has adopted general proxy voting guidelines, which are summarized below. These guidelines are not an exhaustive list of all the issues that may arise and the manager cannot anticipate all future situations. In all cases, each proxy will be considered based on the relevant facts and circumstances.

Board of Directors The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration factors such as the company’s corporate governance guidelines or provisions and performance.

Management & Director Compensation A company’s equity-based compensation plan should be in alignment with its shareholders’ long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable, including the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment “evergreen” feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose “golden parachutes” that are considered to be excessive. The manager will normally support proposals that require a percentage of directors’ compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans.

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Anti-Takeover Mechanisms and Related Issues The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders’ interests. The manager generally supports proposals that require shareholder rights’ plans (“poison pills”) to be subject to a shareholder vote and will closely evaluate such plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. The manager generally opposes any supermajority voting requirements as well as the payment of “greenmail.” The manager generally supports “fair price” provisions and confidential voting.

Changes to Capital Structure The manager will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase and proposals seeking preemptive rights. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable.

Mergers and Corporate Restructuring Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

Social and Corporate Policy Issues The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

Global Corporate Governance Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region.

The manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. The manager may abstain from voting under certain circumstances or vote against items such as “Other Business” when the manager is not given adequate information from the company.

Shareholders may view the complete Policies on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Policies free of charge by calling the Proxy Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund’s proxy voting records will also be made available

33

on-line at www.franklintempleton.com and posted on the SEC website at www.sec.gov no later than August 31, 2004 and will reflect the twelve-month period beginning July 1, 2003, and ending June 30, 2004.

Management and Other Services

Manager and services provided The Funds’ manager is Fiduciary International, Inc. The manager is an indirect wholly owned subsidiary of Fiduciary Trust Company International (Fiduciary Trust) which is a direct wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

The manager provides investment research and portfolio management services, and selects the securities for each Fund to buy, hold or sell. The manager also selects the brokers who execute the Funds’ portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager’s investment activities. To protect the Funds, the manager and its officers, directors and employees are covered by fidelity insurance.

The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the Funds. Similarly, with respect to the Funds, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by a Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, Federal regulations applicable to FHCs may limit or restrict the Fund’s ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Funds, their manager and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for a Fund or that are currently held by a Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Funds, their manager and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.

Management fees Large Capitalization Fund pays the manager a fee equal to an annual rate of 0.75% of the Fund’s average daily net assets, and Small Capitalization Equity Fund and European Smaller Companies Fund each pays the manager a fee equal to an annual rate of 1.00% of each Fund’s daily net assets. The fees are computed at the close of business on the last business day of each month according to the terms of the management agreement.

For the past three fiscal years, the Funds paid the following management fees:

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	Management fees paid ($)
	2003¹		2002²	2001²
Large Capitalization Fund	[	]	482,257	586,160
Small Capitalization Equity Fund	[	]	805,106	1,002,337
European Smaller Companies Fund	[	]	122,408	50,644³

1.	For the eight-month period ended July 31, 2003, the Trust’s fiscal year-end.
2.	For fiscal year ended November 31, the FTI Funds’ fiscal year-end prior to the reorganization.
3.	Management fees, before any advance waiver, totaled $156,185. Under an agreement by the manager to waive its fees, the Fund paid the management fees shown above.

Administrator and services provided Franklin Templeton Services, LLC (FT Services) has an agreement with the Funds to provide certain administrative services and facilities for the Funds. FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of the Funds’ manager and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

Administration fees Each Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund’s average daily net assets.

For the past three fiscal years, the Funds paid the following administration fees:

	Administration fees paid ($)
	2003¹		2002[2,3,4]	2001[2,4]
Large Capitalization Fund	[	]	88,204	103,086
Small Capitalization Equity Fund	[	]	129,863	154,939
European Smaller Companies Fund	[	]	122,408	50,644

1.	For the eight-month period ended July 31, 2003, the Trust’s fiscal year-end.
2.	For fiscal year ended November 31, the FTI Funds’ fiscal year-end prior to the reorganization.
3.	Prior to January 1, 2002, administration fees were paid to Federated Administrative Services, a subsidiary of Federated Investors, Inc., the Funds’ former administrator.
4.	The administrator agreed in advance to waive its fees. Administration fees, before any waivers were:

	2002	2001
Large Capitalization Fund	131,542	150,213
Small Capitalization Equity Fund	181,612	161,428
European Smaller Companies Fund	31,229	108,001

Shareholder servicing and transfer agent Franklin Templeton Investor Services, LLC (Investor Services) is the Funds’ shareholder servicing agent and acts as the Funds’ transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Please send all correspondence to Investor Services at P.O. Box 33030, St. Petersburg, FL 33733-8030.

Investor Services receives a fee for servicing Fund shareholder accounts. The Funds also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Funds.

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The Funds may also pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Funds in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Funds, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

Custodian Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the Funds’ securities and other assets.

Auditor PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, California 94105, is the Funds’ independent auditor. The auditor gives an opinion on the financial statements included in the Trust’s Annual Report to Shareholders and reviews the Trust’s registration statement filed with the SEC.

Portfolio Transactions

The manager selects brokers and dealers to execute the Funds’ portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless the manager believes that trading on a principal basis will not provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager’s overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local,

36

regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit a Fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Funds tender portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Funds, any portfolio securities tendered by a Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Funds and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Funds are concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Funds.

During the last three fiscal years the Funds paid the following brokerage commissions:

	Brokerage Commissions ($)
	2003¹		2002²	2001²
Large Capitalization Fund	[	]	164,560	105,105
Small Capitalization Equity Fund	[	]	590,925³	205,023
European Smaller Companies Fund	[	]	86,613	108,973

1.	For the eight-month period ended July 31, 2003, the Trust’s fiscal year-end.
2.	For fiscal year ended November 31, the FTI Funds’ fiscal year-end prior to the reorganization.
3.	For the fiscal year ended November 30, 2002, there was an increase in reported brokerage commissions, as compared to the previous year [and the current eight-month period ended July 31, 2003]. This was primarily due to a change in the way over the counter trade commissions are itemized (commissions are no longer included in the market price of the security, but are broken out and paid separately). In addition, there was a modest increase in trading activity in 2002, due to market conditions and shareholder redemptions.

Distributions and Taxes

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). This Act will provide you with significant tax relief on the income and gains distributed to you by a Fund. For more information about JGTRRA, please contact your professional tax advisor.

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Dividend Income. Under JGTRRA, dividends earned after December 31, 2002 on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate bracket):

•	dividends paid by domestic corporations,

•	dividends paid by qualified foreign corporations, including:

•	corporations incorporated in a possession of the U.S.,

•	corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

•	corporations whose stock is traded on a domestic securities exchange.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

The Investment Company Institute, on behalf of its members including Franklin Templeton Investments, has written the U.S. Department of Treasury to ask for administrable rules for determining which foreign securities meet one of these three tests and are allowed to pay qualified dividend income. When received, this guidance will be used by the Funds to determine the percentage of each Fund’s income that qualifies for this reduced rate of taxation.

Each Fund must meet certain holding period requirements to qualify its dividends for this treatment. Specifically, a Fund must hold the stock for at least 60 days during the 120-day period beginning 60 days before the stock became ex-dividend (or 90-days and 180-days, respectively, for preferred stock).

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs) do not qualify for this favorable tax treatment. Additionally, income dividends paid from interest earned by the Funds on debt securities will continue to be taxed at the higher ordinary income tax rates.

After the close of each calendar year, each Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates of taxation). If 95% or more of its income is from qualified sources, each Fund will be allowed to designate 100% of its distributions as qualified dividend income.

Long-Term Capital Gains. For all sales of portfolio securities occurring after May 5, 2003, the net capital gain on these sales, when distributed to you as a capital gain dividend, is subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). In addition, any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003 is eligible for these reduced tax rates.

For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

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Qualified 5-year gains have been expressly repealed by JGTRRA, effective for sales made after May 5, 2003. For calendar year 2003, each Fund will inform you of the amount of its capital gain dividends that are either pre-May 6 dividends or post-May 5 dividends (qualifying for reduced rates of taxation).

JGTRRA does not change the tax treatment of short-term capital gains realized from the sale of securities held for one year or less. Each Fund continues to be required to distribute to shareholders these gains as ordinary income dividends subject to tax at the higher ordinary income tax rates.

These rules are summarized in the following chart:

Net Gains from the sale of shares held one year or less

Sales made:	Calendar Years 2003 through 2008
—all shareholders	Short-term capital gain (taxed at ordinary income rates)

Fund Capital Gain Distributions and Net Gains from the sale of shares held more than one year:
Sales made:	Jan 1 - May 5, 2003	May 6 - Dec 31, 2003 and for calendar years 2004 through 2008

Shareholders in 10% & 15% rate brackets	Long-term capital gain (taxed at a maximum rate of 10% if not held for more than 5-years; 8% if held more than 5-years)	Long-term capital gain (taxed at a maximum rate of 5%; 0% in 2008)

Shareholders in higher rate brackets	Long-term capital gain (taxed at a maximum rate of 20%)	Long-term capital gain (taxed at a maximum rate of 15%)

To determine the tax rate at which your capital gain will be taxed, you must first complete the netting process that occurs on Schedule D of Form 1040. All short-term capital gains and losses and all long-term capital gains and losses must be netted in their respective categories, then the net short-term capital gain or loss and the net long-term capital gain or loss must be netted to arrive at an overall net capital gain or loss position. The overall net short-term or net long-term capital gain is then subject to tax as noted in the above table. Any excess capital losses may be used to offset ordinary income (subject to limitations of $3,000 per year for most individuals), with the balance of any net loss carried over to future years until it is used up against net capital gains or offset against ordinary income in those years.

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Sunset of Provisions. The special provisions of JGTRRA dealing with reduced rates of taxation for qualified dividends and net long-term capital gains are scheduled to sunset on December 31, 2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of dividends and capital gains under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including special rules for the taxation of qualified 5-year gains, will again be enforced for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of EGTRRA.

Each Fund will track its portfolio investments to determine which distributions qualify for these reduced rates of taxation on income dividends and capital gain distributions, and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

Distributions of net investment income Each Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends a Fund pays are taxable to you as ordinary income.

Distributions of capital gains

Capital gain distributions. A Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by a Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Investments in foreign securities The next four paragraphs describe tax considerations that are applicable to all three funds (except as noted), to the extent that each fund invests in foreign securities.

Effect of foreign withholding taxes. A Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund’s income dividends paid to you.

Pass-through of foreign tax credits (European Smaller Companies Fund only). If more than 50% of this Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). The Fund will provide you with the information necessary to complete your personal income tax return if it makes this election.

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For shareholders of the European Smaller Companies Fund, you should be aware that under the provisions of JGTRRA, your use of foreign dividends, designated by a Fund as dividends from qualifying foreign corporations and subject to reduced rates of taxation on dividend income, may reduce the otherwise available foreign tax credits on your federal income tax return. Shareholders in these circumstances should talk with their personal tax advisors about their foreign tax credits and the procedures that they should follow to claim these credits on their personal income tax returns.

Effect of foreign debt investments and hedging on distributions. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by a Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC securities. A Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). When investing in PFIC securities, each Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that a Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by a Fund.

Information on the amount and tax character of distributions Each Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualifying dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

Election to be taxed as a regulated investment company Each Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). Each has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. As a regulated investment company, a Fund generally pays no federal income tax on the income and gains it distributes to you. The board reserves the right not to maintain the qualification of a Fund as a regulated investment company

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if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as ordinary income dividends to the extent of the Fund’s earnings and profits.

Excise tax distribution requirements To avoid federal excise taxes, the Code requires a Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

•	98% of its taxable ordinary income earned during the calendar year;

•	98% of its capital gain net income earned during the twelve month period ending October 31; and

•	100% of any undistributed amounts of these categories of income or gain from the prior year.

Each Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales of Fund shares Sales and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, or exchange them for shares of a different Franklin Templeton fund, the IRS requires you to report any gain or loss on your sale or exchange. If you owned your shares as a capital asset, any gain or loss that you realize generally is a capital gain or loss, and is long-term or short-term, depending on how long you owned your shares.

Sales at a loss within six months of purchase. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by a Fund on those shares.

Deferral of basis. In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

IF:

•	In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

•	You sell some or all of your original shares within 90 days of their purchase, and

•	You reinvest the sales proceeds in the Fund or in another Franklin Templeton fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

Wash sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

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U.S. government securities The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Government National Mortgage Association (Ginnie Mae) or Federal National Mortgage Association (Fannie Mae) securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Qualified Dividends For individual shareholders, a portion of the dividends paid by a Fund may be qualified dividends eligible for reduced rate of taxation, as detailed in the section above labeled “2003 Tax Act.” The amount of each Fund’s ordinary dividend distribution that is eligible for this favored tax treatment will be reported by the Fund in its year-end tax notices to shareholders.

Dividends-received deduction for corporations For corporate shareholders, a portion of the dividends paid by a fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations.

•	Large and Small Capitalization Funds. Because most of the income of each Fund is generally derived from investments in domestic securities, it is anticipated that a portion of the dividends paid by a Fund will qualify for this deduction. You may be allowed to deduct these qualified dividends, thereby reducing the tax that you would otherwise be required to pay. All dividends (including the deducted portion) are included in your calculation of alternative minimum taxable income.

•	European Smaller Companies Fund. Because the income of this Fund is derived primarily from investments in foreign rather than domestic securities, generally none or only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.

Investment in complex securities Each Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example:

Derivatives. Each Fund may invest in certain derivative contracts, including options, futures, forwards or foreign currency contracts. If a Fund makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund would also be required to mark-to-

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market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

Constructive sales. A Fund’s entry into an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.

Tax straddles. A Fund’s investment in options, futures, forwards, or foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Securities purchased at discount. Each Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. If a Fund invests in these securities, it could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Each of these investments by a Fund in complex securities is subject to special tax rules that could affect the amount, timing and/or tax character of income realized by a Fund and distributed to you.

Organization, Voting Rights and Principal Holders

The Funds are diversified series of Franklin Global Trust, an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Delaware statutory trust (a form of entity formerly known as a business trust) on September 26, 2000 and is registered with the SEC.

The Funds currently offer only one class of shares. Additional classes may, however, be offered in the future. The full title of each series is:

Fiduciary Large Capitalization Growth and Income Fund*

Fiduciary Small Capitalization Equity Fund*

Fiduciary European Smaller Companies Fund*

*On July 15, 2003, the FTI Funds’ shareholders approved a reorganization that combined each FTI Fund, with a similar corresponding fund of the Trust, effective July 24, 2003. The Funds are the surviving funds of the reorganization.

Certain Franklin Templeton funds offer multiple share classes. Please note that for selling or exchanging your shares, or for other purposes, the Funds’ shares are considered Advisor Class shares.

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The Trust has noncumulative voting rights. For board member elections, this gives holders of more than 50% of the shares voting the ability to elect all of the members of the board. If this happens, holders of the remaining shares voting will not be able to elect anyone to the board.

The Trust does not intend to hold annual shareholder meetings. The Trust or a series of the Trust may hold special meetings, however, for matters requiring shareholder approval. A meeting may be called by the board to consider the removal of a board member if requested in writing by shareholders holding at least 10% of the outstanding shares. In certain circumstances, we are required to help you communicate with other shareholders about the removal of a board member. A special meeting also may be called by the board in its discretion.

From time to time, the number of Fund shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding.

As of September 23, 2003, the principal shareholders of the Funds, beneficial or of record, were:

Name and Address	Fund	Percentage (%)
Ellard & Co. c/o Fiduciary Trust Co. International P.O. Box 3199 Church Street station New York, NY 10008-3199	Fiduciary European Smaller Companies Fund	93.58

Ellard & Co. c/o Fiduciary Trust Co. International P.O. Box 3199 Church Street station New York, NY 10008-3199	Fiduciary Large Capitalization Growth and Income Fund	98.29

Ellard & Co. c/o Fiduciary Trust Co. International P.O. Box 3199 Church Street station New York, NY 10008-3199	Fiduciary Small Capitalization Equity Fund	79.51

Wolverhampton Borough Council A/C SF Financial Department Civic Centre St. Peter’s Square Wolverhampton England		13.18

As of September 23, 2003, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of each Fund. The board members may own shares in other funds in Franklin Templeton Investments.

Buying and Selling Shares

The Funds are generally only available to:

•	Individuals and institutions who have a client relationship with either Fiduciary Trust or with direct or indirect wholly-owned subsidiaries of Fiduciary Trust (which currently

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include Fiduciary Tax Services, Inc., Fiduciary Investment Corporation, Fiduciary International, Inc., Fiduciary International Holding, Inc., Fiduciary Financial Services Corp., Fiduciary Trust International of California, Fiduciary Trust International of Delaware, Fiduciary Investment Management International, Inc., Fiduciary Trust International of the South, Fiduciary Trust (International) S.A., FTCI (Cayman) Ltd., Fiduciary International Ireland Limited, FTI—Banque Fiduciary Trust, Fiduciary Trust International Investment Management, Inc., Fiduciary Trust International Asia Limited, Fiduciary Trust International Australia Limited, and Fiduciary Trust International Limited); and

•	Full time employees, officers, trustees and directors of Franklin Templeton entities, and their immediate family members.

The Funds continuously offer their shares through securities dealers who have an agreement with Distributors. A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Fund may be required by state law to register as securities dealers.

For investors outside the U.S., the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of a Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

All checks, drafts, wires and other payment mediums used to buy or sell shares of a Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to a Fund we may impose a $10 charge against your account for each returned item.

Dealer compensation Franklin Templeton Distributors, Inc. (Distributors), and/or its affiliates, including Distributors, may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer’s sales and marketing efforts in Franklin Templeton funds; a securities dealer’s support of, and participation in, Distributors’ marketing programs; a securities dealer’s compensation programs for its

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registered representatives; and the extent of a securities dealer’s marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors’ resources, from Distributors’ retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by Distributors.

Exchange privilege If you request the exchange of the total value of your account, declared but unpaid income dividends and capital gain distributions will be reinvested in the Fund and exchanged into the new fund at net asset value when paid. Backup withholding and information reporting may apply.

If a substantial number of shareholders should, within a short period, sell their Fund shares under the exchange privilege, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Fund’s general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with that Fund’s investment goal exist immediately. This money will then be withdrawn from the short-term, interest-bearing money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The sale of Fund shares to complete an exchange will be effected at net asset value at the close of business on the day the request for exchange is received in proper form.

Redemptions in kind In the case of redemption requests the board reserves the right to make payments in whole or in part in securities or other assets of the Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to compute the Fund’s net assets and you may incur brokerage fees in converting the securities to cash. The Fund does not intend to redeem illiquid securities in kind. If this happens, however, you may not be able to recover your investment in a timely manner.

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Share certificates We will credit your shares to your Fund account. We do not issue share certificates. This eliminates the costly problem of replacing lost, stolen or destroyed certificates.

General information If dividend checks are returned to a Fund marked “unable to forward” by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or redemption checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Funds nor their affiliates will be liable for any loss caused by your failure to cash such checks. The Funds are not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Sending redemption proceeds by wire or electronic funds transfer (ACH) is a special service that we make available whenever possible. By offering this service to you, the Funds are not bound to meet any redemption request in less than the seven-day period prescribed by law. Neither the Funds nor their agents shall be liable to you or any other person if, for any reason, a redemption request by wire or ACH is not processed as described in the prospectus.

Investor Services may pay certain financial institutions that maintain omnibus accounts with the Fund on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such owners. For each beneficial owner in the omnibus account, the Fund may reimburse Investor Services an amount not to exceed the per account fee that the Fund normally pays Investor Services. These financial institutions also may charge a fee for their services directly to their clients.

There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with the Funds, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to the Funds at a later date. These sub-accounts may be registered either by name or number. The Funds’ investment minimums apply to each sub-account. The Funds will send confirmation and account statements for the sub-accounts to the institution.

If you buy or sell shares through your securities dealer, we use the net asset value next calculated after your securities dealer receives your request, which is promptly transmitted to the Funds. If you sell shares through your securities dealer, it is your dealer’s responsibility to transmit the order to the Funds in a timely fashion. Your redemption proceeds will not earn interest between the time we receive the order from your dealer and the time we receive any required documents. Any loss to you resulting from your dealer’s failure to transmit your redemption order to the

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Funds in a timely fashion must be settled between you and your securities dealer.

Certain shareholder servicing agents may be authorized to accept your transaction request.

For institutional accounts, there may be additional methods of buying or selling Fund shares than those described in this SAI or in the prospectus.

In the event of disputes involving multiple claims of ownership or authority to control your account, each Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by a Fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a notice of levy.

Pricing Shares

When you buy and sell shares, you pay and receive the net asset value (NAV) per share.

The value of a mutual fund is determined by deducting the fund’s liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

Each Fund calculates the NAV per share each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Funds do not calculate the NAV on days the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, each Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. The Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Fund values them according to the broadest and most representative market as determined by the manager.

Each Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option a Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract’s market value

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Trading in securities on European securities exchanges and over-the-counter markets is normally completed well before the close of business on the NYSE on each day that the NYSE is open. Trading in European securities generally, or in particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which a Fund’s NAV is not calculated. Thus, the calculation of a Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the values of these foreign securities occur during this period, the securities will be valued at fair value in accordance with procedures established by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, each Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

The Underwriter

Distributors acts as the principal underwriter in the continuous public offering of the Funds’ shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Funds pay the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Distributors may be entitled to payments from the Funds under the Rule 12b-1 plans, as discussed below.

Distribution and service (12b-1) fees The board has adopted a plan pursuant to Rule 12b-1 for each Fund’s shares, although the Funds do not currently intend to use it. Each plan is designed to benefit the Funds and their shareholders. Such plans are expected to, among other things, increase advertising of the Funds, encourage sales of the Funds and service to their shareholders, and increase or maintain assets of the Funds so that certain fixed expenses may be spread over a

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broader asset base, resulting in lower per share expense ratios. In addition, a positive cash flow into the Funds is useful in managing the Funds because the manager has more flexibility in taking advantage of new investment opportunities and handling shareholder redemptions.

Under the plan adopted by the board, each Fund may pay up to 0.25% per year of the Fund’s average daily net assets.

In addition to the payments that Distributors or others are entitled to under each plan, each plan also provides that to the extent the Funds, the manager or Distributors or other parties on behalf of a Fund, the manager or Distributors make payments that are deemed to be for the financing of any activity primarily intended to result in the sale of Fund shares within the context of Rule 12b-1 under 1940 Act, then such payments shall be deemed to have been made pursuant to the plan.

To the extent fees are for distribution or marketing functions, as distinguished from administrative servicing or agency transactions, certain banks may not participate in the plan because of applicable federal law prohibiting certain banks from engaging in the distribution of mutual fund shares. These banks, however, are allowed to receive fees under the plan for administrative servicing or for agency transactions.

Under each plan, the Fund would pay Distributors or others for the expenses of activities that are primarily intended to sell shares of the Fund. These expenses also may include service fees paid to securities dealers or others who have executed a servicing agreement with a Fund, Distributors or its affiliates and who provide service or account maintenance to shareholders (service fees); the expenses of printing prospectuses and reports used for sales purposes, and of preparing and distributing sales literature and advertisements; and a prorated portion of Distributors’ overhead expenses related to these activities. Together, these expenses, including the service fees, are “eligible expenses.”

Each plan is a compensation plan, which means it would allow each Fund to pay a fee to Distributors that may be more than the eligible expenses Distributors has incurred at the time of the payment. Distributors must, however, demonstrate to the board that it has spent or has near-term plans to spend the amount received on eligible expenses. A Fund will not pay more than the maximum amount allowed under the plans.

If the plans are activated, Distributors must provide written reports to the board at least quarterly on the amounts and purpose of any payment made under the plans and any related agreements, and furnish the board with such other information as the board may reasonably request to enable it to make an informed determination of whether the plans should be continued.

The plan has been approved according to the provisions of Rule 12b-1. The terms and provisions of the plan also are consistent with Rule 12b-1.

Performance

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Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by a Fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions and average annual total return after taxes on distributions and sale of shares quotations used by the Fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods to be used by the Funds to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

Because the Funds are new, they have no performance history and thus no performance quotations have been provided.

Average annual total return before taxes Average annual total return before taxes is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees.

The average annual total returns before taxes for the indicated periods ended July 31, 20031, were:

	1 Year (%)	5 Years (%)	Since inception
Large Capitalization Fund[2]
Small Capitalization Fund[3]
European Smaller Companies Fund[4]

1.	Performance prior to the July 24, 2003 reorganization reflects the historical performance of the FTI Large Capitalization Growth and Income Fund, FTI Small Capitalization Equity Fund and FTI European Smaller Companies Fund, respectively.
2.	Inception date 12/11/98.
3.	Inception date 12/22/95.
4.	Inception date 01/02/01

The following SEC formula was used to calculate these figures:

P(1+T)n = ERV

where:

P	= a hypothetical initial payment of $1,000
T	= average annual total return
n	= number of years
ERV	= ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

Average annual total return after taxes on distributions Average annual total return after taxes on distributions is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending

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redeemable value, after taxes on distributions. The calculation assumes that income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, but assumes that the redemption itself had no tax consequences.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (pre-liquidation).

The average annual total returns after taxes on distributions for the indicated periods ended July 31, 20031, were:

	1 Year (%)	5 Years (%)	Since inception
Large Capitalization Fund[2]
Small Capitalization Fund[3]
European Smaller Companies Fund[4]

1.	Performance prior to the July 24, 2003 reorganization reflects the historical performance of the FTI Large Capitalization Growth and Income Fund, FTI Small Capitalization Equity Fund and FTI European Smaller Companies Fund, respectively.
2.	Inception date 12/11/98.
3.	Inception date 12/22/95.
4.	Inception date 01/02/01

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVD

where:

P	= a hypothetical initial payment of $1,000
T	= average annual total return (after taxes on distributions)
n	= number of years

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ATVD = ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on redemption

Average annual total return after taxes on distributions and sale of fund shares Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over the periods indicated below that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes that income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon redemption is calculated by subtracting the tax basis from the redemption proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the redemption, or adding the tax benefit from capital losses resulting from the redemption. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon redemption is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the redemption date and in accordance with federal law applicable on the redemption date. Shareholders are

54

assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the redemption, so that the taxpayer may deduct the capital losses in full.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (post-liquidation). The average annual total returns after taxes on distributions and redemption for the indicated periods ended July 31, 20031, were:

	1 Year (%)	5 Years (%)	Since inception
Large Capitalization Fund[2]
Small Capitalization Fund[3]
European Smaller Companies Fund[4]

1.	Performance prior to the July 24, 2003 reorganization reflects the historical performance of the FTI Large Capitalization Growth and Income Fund, FTI Small Capitalization Equity Fund and FTI European Smaller Companies Fund, respectively.
2.	Inception date 12/11/98.
3.	Inception date 12/22/95.
4.	Inception date 01/02/01

The following SEC formula was used to calculate these figures:

P(1+T)n = ATVDR

where:

P           =  a hypothetical initial payment of $1,000

T           =  average annual total return (after taxes on distributions and redemptions)

n           =  number of years

ATVDR =	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions and redemption

Cumulative total return Like average annual total return, cumulative total return assumes income dividends and capital gain distributions are reinvested at net asset value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return over indicated periods.

Volatility Occasionally statistics may be used to show a Fund’s volatility or risk. Measures of volatility or risk are generally used to compare a Fund’s net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

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Other performance quotations Sales literature referring to the use of the Funds as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

The Funds may include in their advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

Comparisons To help you better evaluate how an investment in the Funds may satisfy your investment goal, advertisements and other materials about a Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

European Smaller Companies Fund

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

•	HSBC Smaller European Index is composed of approximately 1,500 companies in Europe which have market capitalizations in a similar range to that used by the Fund. The composition of the index is updated quarterly.

Large Capitalization Fund

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

•	Standard & Poor’s® 500 Stock Index or its component indices—a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

•	Dow Jones Industrial Average is price-weighted based on the average market price of 30 blue chips that are generally the leaders in their industry. The average is found by adding the prices of the 30 stocks and dividing by a denominator that has been adjusted for stock splits and other corporate actions.

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Small Capitalization Equity Fund

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Morningstar—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

•	Russell 2000 Index consists of the smallest 2,000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 market capitalization.

•	Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

•	Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

•	Dow Jones Industrial Average is price-weighted based on the average market price of 30 blue chips that are generally the leaders in their industry. The average is found by adding the prices of the 30 stocks and dividing by a denominator that has been adjusted for stock splits and other corporate actions.

•	Standard & Poor’s Midcap 400 Index consists of 400 domestic stocks chosen for market size, liquidity, and industry group representation. It is market value weighted index, measuring the performance of the mid-size company segment of the U.S. market.

•	Standard & Poor’s Smallcap 600 Index consists of 600 domestic stocks chosen for market size, liquidity and industry representation. It is a market value weighted index, measuring the performance of the small company segment of the U.S. market.

•	Standard & Poor’s® 500 Stock Index or its component indices—a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

From time to time, advertisements or information for a Fund may include a discussion of certain attributes or benefits to be derived from an investment in the Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare the Funds’ performance to the return on certificates of deposit (CDs) or other investments. You should be aware, however, that an investment in the Funds involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in a Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Funds’ portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Funds to calculate their figures. In addition, there

57

can be no assurance that the Funds will continue its performance as compared to these other averages.

Miscellaneous Information

The Funds may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child’s college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in the Funds cannot guarantee that these goals will be met.

The Funds are members of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin is one of the oldest mutual fund organizations and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $267 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 99 U.S. based open-end investment companies to the public. The Funds may identify themselves by their Nasdaq symbol or CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. Shares of the Funds are generally sold through securities dealers, whose investment representatives are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the risks associated with such investments.

You will receive the Fund’s financial reports every six months. If you would like to receive an interim report of the Fund’s portfolio holdings, please call 1-800/632-2301.

Description of Ratings

Preferred Stocks Ratings

Standard & Poor’s Ratings Group (S&P®)

AAA: This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

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AA: A preferred stock issue rated AA also qualifies as a high quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

BB, B and CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominately speculative with respect to the issuer’s capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While these issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC: The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C: A preferred stock rated C is a non-paying issue.

D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or Minus (-): To provide more detailed indications of preferred stock quality, the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Corporate Bond Ratings

Moody’s Investor Service (Moody’s)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

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Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

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INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Debt & Commercial Paper Ratings

Moody’s

Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody’s commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months.

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Moody’s employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P’s ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from “A” for the highest quality obligations to “D” for the lowest. Issues within the “A” category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A “plus” (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

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FRANKLIN GLOBAL TRUST

Fiduciary Core Fixed Income Fund

Fiduciary Core Plus Fixed Income Fund

Franklin International Smaller Companies Growth Fund

STATEMENT OF ADDITIONAL INFORMATION

December 1, 2003

[FGT Funds logo (spy glass)]

One Franklin Parkway, San Mateo, CA 94403-1906

1-800/321-8563 (Institutional Services)

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Funds’ prospectus. The Funds’ prospectus, dated December 1, 2003, which we may amend from time to time, contains the basic information you should know before investing in a Fund. You should read this SAI together with the Funds’ prospectus.

The audited financial statements and auditor’s report in the Franklin International Smaller Companies Fund’s Annual Report to Shareholders, for the fiscal year ended July 31, are incorporated by reference (are legally a part of this SAI).

For a free copy of the current prospectus or annual report, please call 1-800/321-8563.

CONTENTS

Goals, Strategies and Risks	2
Officers and Trustees	38
Proxy Voting Policies and Procedures	#
Management and Other Services	47
Portfolio Transactions	51
Distributions and Taxes	52
Organization, Voting Rights and Principal Holders	58
Buying and Selling Shares	60
Pricing Shares	63
The Underwriter	64
Performance	65
Miscellaneous Information	71
Description of Ratings	72

Mutual funds, annuities, and other investment products:

are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government;

are not deposits or obligations of, or guaranteed or endorsed by, any bank;

are subject to investment risks, including the possible loss of principal.

FGT2 SAI 12/03

Goals, Strategies and Risks

The information provided with respect to each Fund is in additional to that included in the Funds’ prospectus.

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when a Fund makes an investment. In most cases, the Fund is not required to sell a security because circumstances change and the security no longer meets one or more of the Fund’s policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security a Fund owns, the Fund may receive stock, real estate, or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

The Funds, each a series of Franklin Global Trust (the Trust), has adopted certain investment restrictions as fundamental and non-fundamental policies. A fundamental policy may only be changed if the change is approved by (i) more than 50% of a Fund’s outstanding shares or (ii) 67% or more of a Fund’s shares present at a shareholder meeting if more than 50% of a Fund’s outstanding shares are represented at the meeting in person or by proxy, whichever is less. A non-fundamental policy may be changed by the Trust’s board of trustees (board or trustees) without the approval of shareholders.

Fiduciary Core Fixed Income Fund (Core Fund), Fiduciary Core Plus Fixed Income Fund (Core Plus Fund) and Franklin International Smaller Companies Growth Fund (International Smaller Companies Fund)

Fundamental Investment Policies

The Core and Core Plus Funds’ principal investment goal is total return. The International Smaller Companies Fund’s principal investment goal is long-term capital appreciation.

The chart below includes the numerical designation of the fundamental investment policies, which follow the chart, applicable to each Fund.

Fund	Fundamental Investment Policy
Core Fund	1.1,2,3,4.1,5,6.1,7,8.1
Core Plus Fund	1.1,2,3,4.1,5,6.1,7
International Smaller Companies Fund	1.2,2,3,4.2,6.2 7,8.2

The Fund may not:

1.1 Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act), or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the Securities and Exchange Commission (SEC).

1.2 Borrow money, except that the Fund may borrow money from banks or affiliated investment companies to the extent permitted by the Investment Company Act of 1940, as amended, (1940 Act), or any exemptions therefrom which may be granted by the Securities and Exchange Commission (SEC), or from any person in a private transaction not intended for public distribution, for temporary or emergency purposes and then in an amount not exceeding 33 1/3% of the value of the Fund’s total assets (including the amount borrowed).

2. Act as an underwriter except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

3. Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt securities, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to affiliated investment companies to the extent permitted by the 1940 Act or any exemptions therefrom which may be granted by the SEC.

4.1 Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing or selling securities secured by real estate or interest therein or securities issued by companies that invest, deal or otherwise engage in transactions in real estate or interests therein, and (ii) making, purchasing or selling real estate mortgage loans.

4.2 Purchase or sell real estate and commodities, except that the Fund may buy or sell securities of real estate investment trusts, may purchase or sell currencies, may enter into futures contracts on securities, currencies, indices or any other financial instruments, and may purchase and sell options on such futures contracts.

5. Purchase or sell commodities as defined in the Commodity Exchange Act, as amended, and the rules and regulations thereunder, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving future contracts and options thereon or investing in securities that are secured by physical commodities.

6.1 Issue senior securities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

6.2 Issue securities senior to the Fund’s presently authorized shares of beneficial interest, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, loans, mortgages or pledges, (b) entering into options, futures contracts, forward contracts or repurchase transactions, or (c) making short sales of securities to the extent permitted by the 1940 Act and any rule or order thereunder, or SEC staff interpretations thereof

7. Invest more than 25% of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

8.1 Buy the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities or securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such 5% and 10% limitations.

8.2 Buy the securities of any one issuer (other than the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) if immediately after such investment (a) more than 5% of the value of the Fund’s total assets would be invested in such issuer or (b) more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such 5% and 10% limitations.

Non-Fundamental Investment Policies

Under normal market conditions, the Core Fund and Core Plus Fund will each invest at least 80% of its net assets in investments of debt securities of varying maturities.

Under normal market conditions, the International Smaller Companies Fund will invest at least 80% of it’s net assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies.

With respect to each Fund’s 80% policy, net assets include the amount of any borrowings for investment purposes.

With respect to the fundamental investment restriction 8.2 above, securities of other investment companies include those that are either registered or excluded from registration under Section 3(c) of the 1940 Act.

Investments, techniques, additional strategies and their risks

The value of your shares will increase as the value of the securities owned by a Fund increases and will decrease as the value of the Fund’s investments decrease. In this way, you participate in any change in the value of the securities owned by the Fund. In addition to the factors that affect the value of any particular security that the Fund owns, the value of the Fund’s shares may also change with movements in bond and stock markets as a whole.

In trying to achieve its investment goal, a Fund may invest (unless otherwise indicated) in the following type of securities or engage in the following types of transactions:

Convertible securities Although the International Smaller Companies Fund may invest in convertible securities without limit, it does not currently intend to invest more than 10% of its net assets in such securities. That Fund may also invest in enhanced convertible securities. A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market price advance in its underlying common stock. As with a straight fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Like a common stock, the value of a convertible security also tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. Because both interest rate and market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

A convertible security is usually issued by an operations company or an investment bank. When issued by an operating company, a convertible security tends to be senior to common stock, but sub-ordinate to other types of fixed-income securities issued by that company. When a convertible security issued by an operating company is “converted,” the operating company often issues new stock to the holder of the convertible security, but if the parity price of the convertible security is less than the call price, the operating company may pay out cash instead of common stock. If the convertible security is issued by an investment bank, the security is an obligation of and is convertible through the issuing investment bank.

The issuer of a convertible security may be important in determining the security’s true value. This is because the holder of a convertible security will have recourse only to the issuer. In addition, a convertible security may be subject to redemption by the issuer, but only after a specified date and under circumstances established at the time the security is issued.

While a Fund uses the same criteria to rate a convertible debt security that it uses to rate a more conventional debt security, a convertible preferred stock is treated like a preferred stock for the Fund’s financial reporting, credit rating, and investment limitation purposes. A preferred stock is subordinated to all debt obligations in the event of insolvency, and an issuer’s failure to make a dividend payment is generally not an event of default entitling the preferred shareholder to take action. A preferred stock generally has no maturity date, so that its market value is dependent on the issuer’s business prospects for an indefinite period of time. In addition, distributions from preferred stock are dividends, rather than interest payments, and are usually treated as such for corporate tax purposes.

Enhanced convertible securities. In addition to “plain vanilla” convertibles, a number of different structures have been created to fit the characteristics of specific investors and issuers. Examples of these enhanced characteristics for investors include yield enhancement, increased equity exposure or enhanced downside protection. From an issuer’s perspective, enhanced structures are designed to meet balance sheet criteria, interest/dividend payment deductibility and reduced equity dilution. The following are descriptions of common structures of enhanced convertible securities.

Mandatorily convertible securities (e.g., ACES, DECS, PRIDES, SAILS—each issuer has a different acronym for their version of these securities) are considered the most equity like of convertible securities. At maturity these securities are mandatorily convertible into common stock offering investors some form of yield enhancement in return for some of the upside potential in the form of a conversion premium. Typical characteristics of mandatories include: issued as preferred stock, convertible at premium, pay fixed quarterly dividend (typically 500 to 600 basis points higher than common stock dividend), and are non-callable for the life of the security (usually three to five years). An important feature of mandatories is that the number of shares received at maturity is determined by the difference between the price of the common stock at maturity and the price of the common stock at issuance.

Enhanced convertible preferred securities (e.g., QUIPS, TOPrS, and TECONS) are, from an investor’s viewpoint, essentially convertible preferred securities, i.e., they are issued as preferred stock convertible into common stock at a premium and pay quarterly dividends. Through this structure the company establishes a wholly owned special purpose vehicle whose sole purpose is to issue convertible preferred stock. The proceeds of the convertible preferred stock offering pass through to the company. The company then issues a convertible subordinated debenture to the special purpose vehicle. This convertible subordinated debenture has identical terms to the convertible preferred issued to investors. Benefits to the issuer include increased equity credit from rating agencies and the deduction of coupon payments for tax purposes.

A company divesting a holding in another company often uses exchangeable securities. The primary difference between exchangeables and standard convertible structures is that the issuing company is a different company to that of the underlying shares.

Yield enhanced stock (YES, also known as PERCS) mandatorily converts into common stock at maturity and offers investors a higher current dividend than the underlying common stock. The difference between these structures and other mandatories is that the participation in stock price appreciation is capped.

Zero-coupon and deep-discount convertible bonds (OID and LYONs) include the following characteristics: no or low coupon payments, imbedded put options allowing the investor to put them on select dates prior to maturity, call protection (usually three to five years), and lower than normal conversion premiums at issuance. A benefit to the issuer is that while no cash interest is actually paid, the accrued interest may be deducted for tax purposes. Because of their put options, these bonds tend to be less sensitive to changes in interest rates than either long maturity bonds or preferred stocks. The put options also provide enhanced downside protection while retaining the equity participation characteristics of traditional convertible bonds.

An investment in an enhanced convertible security or any other security may involve additional risks. The Fund may have difficulty disposing of such securities because there may be a thin trading market for a particular security at any given time. Reduced liquidity may have an adverse impact on market price and the Fund’s ability to dispose of particular securities, when necessary, to meet the Fund’s liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity in the secondary market for certain securities also may make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Debt securities In general, debt securities represent a loan of money to the issuer by the purchaser of the securities. A debt security typically has a fixed payment schedule that obligates the issuer to pay interest to the lender, and to return the lender’s money over or at the end of a certain time period. A company typically must meet its payment obligations associated with its outstanding debt securities before it declares and pays any dividend to holders of its equity securities. Bond, notes and commercial paper are types of debt securities. Each of these differs in the length of the issuer’s payment schedule, with commercial paper having the shortest payment schedule. The International Smaller Companies Fund has limited its investments in corporate debt securities (including convertible securities) to a maximum of 10% of its total assets in corporate debt securities that the manager believes have the potential for capital appreciation. The receipt of income from debt securities is incidental to this Fund’s investment goal.

Debt securities can provide the potential for capital appreciation based on various factors such as changes in interest rates, economic and market conditions, improvement in an issuer’s ability to repay principal and pay interest, and ratings upgrades.

The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. These changes in market value will be reflected in the Fund’s net asset value per share.

Ratings. The Core and Core Plus Funds may buy both rated and unrated debt securities. Independent rating agencies, such as Moody’s Investor Services (Moody’s) or Standard & Poor’s Ratings Group (S&P®) rate debt securities based upon their assessment of the financial soundness of the issuer. Generally, a lower rating indicates higher risk. See “Description of Ratings” for details.

Ratings assigned by the rating agencies are based largely on the issuer’s historical financial condition and the rating agencies’ investment analysis at the time of the rating. Credit quality in the high yield debt market, however, can change suddenly and unexpectedly, and credit ratings may not reflect the issuer’s current financial condition. For these reasons, the manager does not rely principally on the ratings assigned by rating agencies, but performs its own independent investment analysis of securities being considered for the Fund’s portfolio. In its analysis, the manager considers a variety of factors, including:

•	the experience and managerial strength of the issuer;

•	responsiveness to changes in interest rates and business conditions;

•	debt maturity schedules and borrowing requirements;

•	the issuer’s changing financial condition and market recognition of the change; and

•	relative values based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects.

Lower-rated and unrated securities. The Core Plus Fund may invest up to 15% of its net assets in high yield corporate debt securities rated B or higher by Moody’s or S&P® or, if unrated, determined by the manager to be of comparable quality. The International Smaller Companies Fund does not currently intend to invest in lower rated debt securities (including convertible debt securities). An investment in any fund that invests in below investment grade securities, including those issued by foreign companies and governments, is subject to a higher degree of risk than an investment in a fund that invests primarily in higher-quality securities. You should consider the increased risk of loss to principal that is present with an investment in higher risk securities, such as those in which the Core Plus Fund invests. Accordingly, an investment in the Core Plus Fund should not be considered a complete investment program and should be carefully evaluated for its appropriateness in light of your overall investment needs and goals.

Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated debt securities, especially in a thinly traded market. Analysis of the creditworthiness of issuers of lower-rated debt securities may be more complex than for issuers of higher rated securities. The ability of the Core Plus Fund to achieve its investment goal may, to the extent of investments in lower-rated debt securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund was investing in higher rated securities. The Funds rely on the manager’s judgment, analysis and experience in evaluating the creditworthiness of an issuer. In this evaluation, the manager takes into consideration, among other things, the issuer’s financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer’s management and regulatory matters.

Lower-rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of lower-rated debt securities may be less sensitive to interest rate changes than higher rated investments, but more sensitive to economic downturns or individual adverse corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in lower-rated debt securities prices. This is because an economic downturn could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of lower-rated debt securities defaults, the Fund may incur additional expenses to seek recovery.

High yield, fixed-income securities frequently have call or buy-back features that allow an issuer to redeem the securities from the Fund. Although these securities are typically not callable for a period of time, usually for three to five years from the date of issue, if an issuer calls its securities during periods of declining interest rates, the manager may find it necessary to replace the securities with lower-yielding securities, which could result in less net investment income for a Fund. The premature disposition of a high yield security due to a call or buy-back feature, the deterioration of an issuer’s creditworthiness, or a default by an issuer may make it more difficult for a Fund to manage the timing of its income. To generate cash for distributions, the Fund may have to sell portfolio securities that it otherwise may have continued to hold or use cash flows from other sources, such as the sale of Fund shares. A portfolio may be required under the Internal Revenue Code and U.S. Treasury Regulations to accrue income for income tax purposes on defaulted obligations and to distribute such income to the portfolio shareholders even though the portfolio is not currently receiving interest payments on such obligations.

The markets in which lower-rated and unrated debt securities are traded are more limited than those in which high rated securities are traded. The existence of limited markets for particular securities may diminish the Fund’s ability to sell the securities at desirable prices either to meet redemption requests or to respond to a specific economic event, such as deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain lower-rated or unrated debt securities also may make it more difficult for the Fund to obtain accurate market quotations for the purposes of valuing the Fund’s portfolio. Market quotations are generally available on many lower-rated or unrated securities only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices of actual sales.

High yield, fixed-income securities that are sold without registration under the federal securities laws carry restrictions on resale. While many high yielding securities have been sold with registration rights, covenants and penalty provisions for delayed registration, if the Fund is required to sell restricted securities before the securities have been registered, it may be deemed an underwriter of the securities under the Securities Act of 1933, as amended (1933 Act) which entails special responsibilities and liabilities. The Fund also may incur special costs in disposing of restricted securities, although the Fund will generally not incur any costs when the issuer is responsible for registering the securities.

High yield, fixed-income securities acquired during an initial underwriting involve special risks because they are new issues. The manager will carefully review their credit and other characteristics. The Fund has no arrangement with their underwriter or any other person concerning the acquisition of these securities.

The credit risk factors above also apply to lower-quality zero coupon, deferred interest and pay-in-kind securities. These securities have an additional risk, however, because unlike securities that pay interest throughout the time until maturity, the Fund will not receive any cash until the cash payment date. If the issuer defaults, the Fund may not obtain any return on its investment.

Certain of the high yielding, fixed-income securities in which the Fund may invest may be purchased at a discount. When held to maturity or retired, these securities may include an element of capital gain. Capital losses may be realized when securities purchased at a premium, that is, in excess of their stated or par value, are held to maturity or are called or redeemed at a price lower than their purchase price. Capital gains or losses also may be realized upon the sale of securities.

Defaulted debt. Defaulted debt securities may be illiquid. As a matter of non-fundamental policy, the Core and Core Plus Funds have no current intention to purchase defaulted debt. The risk of loss due to default may be considerably greater with lower-quality securities because they are generally unsecured and are often subordinated to other debt of the issuer. If the issuer of a security in the Fund’s portfolio defaults, the Fund may have unrealized losses on the security, which may lower the Fund’s net asset value. Defaulted securities tend to lose much of their value before they default. Thus, the Fund’s net asset value may be adversely affected before an issuer defaults. In addition, the Fund may incur additional expenses if it must try to recover principal or interest payments on a defaulted security.

Loan participations. Loan participations are interests in floating or variable rate senior loans to U.S. corporations, partnerships and other entities that operate in a variety of industries and geographical regions. Generally, these instruments are sold without a guarantee by the lending institution, and are subject to the credit risks of both the borrower and the lending institution. While loan participations generally trade at par value, a Fund also may be able to acquire loan participations that sell at a discount because of the borrower’s credit problems. To the extent the borrower’s credit problems are resolved, such loan participations may appreciate in value. The manager may acquire loan participations for a Fund when it believes that appreciation will occur over the long term. An investment in these instruments carries substantially the same risks as those for defaulted debt securities. Interest payments on these instruments may be reduced, deferred, suspended or eliminated and principal payments may likewise be reduced, deferred, suspended or canceled, causing the loss of the entire amount of the investment. Most loan participations are illiquid.

Bank Obligations. Bank obligations, or instruments secured by bank obligations, include fixed, floating or variable rate certificates of deposit (CDs), letters of credit, time deposits, bank notes and bankers’ acceptances. CDs are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Time deposits are non-negotiable deposits that are held in a banking institution for a specified time at a stated interest rate. Bankers’ acceptances are negotiable drafts or bills of exchange normally drawn by an importer or exporter to pay for specific merchandise. When a bank “accepts” a bankers’ acceptance, the bank, in effect, unconditionally agrees to pay the face value of the instrument upon maturity.

The Funds may invest in obligations of U.S. banks, foreign branches of U.S. banks, foreign branches of foreign banks, and U.S. branches of foreign banks that have a federal or state charter to do business in the U.S. and are subject to U.S. regulatory authorities. The Funds may invest in dollar-denominated certificates of deposit and bankers’ acceptances of foreign and domestic banks having total assets in excess of $1 billion, certificates of deposit of federally insured savings and loan associations having total assets in excess of $1 billion, or cash and time deposits with banks in the currency of any major nation.

Commercial paper. Commercial paper typically refers to short-term obligations of banks, corporations and other borrowers with maturities of up to 270 days. The Funds may invest in domestic or foreign commercial paper. Investments in commercial paper are generally limited to obligations rated Prime-1 or Prime-2 by Moody’s or A-1 or A-2 by S&P® or, if unrated, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody’s or AAA or AA by S&P®. The Funds also may invest in lower-rated commercial paper to the extent permitted by their policies on lower-rated debt securities generally. See “Description of Ratings” for a more complete description of commercial paper ratings.

Deferred interest and pay-in-kind securities. Deferred interest and pay-in-kind bonds are bonds issued at a discount that defer the payment of interest until a later date or pay interest through the issuance of additional bonds, known as pay-in-kind bonds. A Fund will accrue income on deferred interest bonds for tax and accounting purposes. Similarly, the Fund will be deemed to receive interest over the life of such bonds and be treated as if interest were paid on a current basis for federal income tax purposes, although no cash interest payments are received by a Fund until the cash payment date or until the bonds mature. This accrued income from both deferred interest and pay-in-kind bonds must be “distributed” to the shareholders each year, whether or not such distributions are paid in cash. To the extent such distributions are paid in cash, a Fund may be required to dispose of portfolio securities that it otherwise would have continued to hold or to use other sources such as sales of Fund shares.

Mortgage securities Mortgage-backed securities represent an ownership interest in a pool of mortgage loans originated by mortgage bankers, commercial banks, savings and loan associations, savings banks and credit unions to finance purchases of homes, commercial buildings or other real estate. The individual mortgage loans are packaged or “pooled” together for sale to investors. These mortgage loans may have either fixed or adjustable interest rates. As the underlying mortgage loans are paid off, investors receive principal and interest payments. The primary issuers or guarantors of these securities are Ginnie Mae, Fannie Mae and Freddie Mac.

Ginnie Mae guarantees the principal and interest on Ginnie Mae securities and this guarantee is backed by the full faith and credit of the U.S. government. Ginnie Mae may borrow U.S. Treasury funds to the extent needed to make payments under its guarantee. Guarantees as to the timely payment of principal and interest do not extend to the value or yield of mortgage-backed securities nor do they extend to the value of a Fund’s shares which will fluctuate daily with market conditions.

Mortgage-backed securities from Fannie Mae and Freddie Mac are not backed by the full faith and credit of the U.S. government. Fannie Mae guarantees full and timely payment of all interest and principal, and Freddie Mac guarantees timely payment of interest and the ultimate collection of principal. Securities issued by Fannie Mae are supported by the agency’s right to borrow money from the U.S. Treasury under certain circumstances. Securities issued by Freddie Mac are supported only by the credit of the agency. There is no guarantee that the government would support government agency securities and, accordingly, they may involve a risk of non-payment of principal and interest. Nonetheless, because Fannie Mae and Freddie Mac are instrumentalities of the U.S. government, these securities are generally considered to be high quality investments having minimal credit risks. The yields on these mortgage securities have historically exceeded the yields on other types of U.S. government securities with comparable maturities due largely to their prepayment risk.

Mortgage securities differ from conventional bonds in that most mortgage-backed securities are pass-through securities, which means that they provide investors with monthly payments consisting of a pro rata share of both regular interest and principal payments, as well as unscheduled early prepayments, on the underlying mortgage pool (less Ginnie Mae’s, Freddie

Mac’s or Fannie Mae’s fees and any applicable loan servicing fees). As a result, the holder of the mortgage securities (i.e., a Fund) receives monthly scheduled payments of principal and interest and may receive unscheduled principal payments representing prepayments on the underlying mortgages. When the holder reinvests the payments and any unscheduled prepayments of principal it receives, it may receive a rate of interest that is lower than the rate on the existing mortgage securities. For this reason, pass-through mortgage securities may be less effective than other types of U.S. government securities as a means of “locking in” long-term interest rates. In general, fixed-rate mortgage securities have greater exposure to this “prepayment risk.”

The market value of mortgage securities, like other U.S. government securities, will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. While having less risk of a decline in value during periods of rapidly rising rates, mortgage securities may also have less potential for capital appreciation than other debt securities of comparable maturities as interest rates decline, due to the increased likelihood of mortgage prepayments. An unexpected rise in interest rates could extend the average life of a mortgage security because of a lower than expected level of prepayments, potentially reducing the security’s value and increasing its volatility. Coupon rates of adjustable rate mortgage securities tend to move with market interest rates, and thus their values fluctuate to a lesser degree than fixed income mortgage securities. To the extent market interest rates increase beyond applicable caps or maximum rates on ARMS or beyond the coupon rates of fixed-rate mortgage securities, the market value of the mortgage security would likely decline to the same extent as a conventional fixed-rate security. In view of these factors, the ability of the Fund to obtain a high level of total return may be limited under varying market conditions.

In addition, to the extent mortgage securities are purchased at a premium, mortgage foreclosures and unscheduled principal prepayments may result in some loss of the holder’s principal investment to the extent of the premium paid. On the other hand, if mortgage securities are purchased at a discount, both a scheduled payment of principal and an unscheduled prepayment of principal will increase current and total returns and will accelerate the recognition of income that, when distributed to shareholders, will be taxable as ordinary income.

Adjustable rate mortgage securities (ARMS). ARMS, like traditional fixed income mortgage securities, are interests in pools of mortgage loans and are issued or guaranteed by a federal agency or by private issuers. Unlike traditional mortgage securities, the mortgage loans underlying ARMS carry adjustable interest rates that are reset periodically. The interest rates paid on the ARMS in which the Funds may invest are generally readjusted at intervals of one year or less, although ARMS with longer resets such as three, five, seven and ten years are also permissible investments for the Fund.

In a changing interest rate environment, this reset feature acts as a buffer to reduce sharp changes in the ARMS’ value in response to normal interest rate fluctuations. However, the time interval between each interest reset causes the yield on the ARMS to lag behind changes in the market interest rate. As interest rates are reset on the underlying mortgages, the yields of the ARMS gradually re-align themselves to reflect changes in market rates so that their market values remain relatively stable compared to fixed-rate mortgage securities.

As a result, ARMS also have less risk of a decline in value during periods of rising rates than if a Fund invested in more traditional long-term, fixed-rate securities. When interest rates decline, ARMS, like other mortgage securities, may have less potential for capital appreciation than other investments of comparable maturities due to the likelihood of increased prepayments of mortgages.

During periods of rising interest rates, this reset lag may result in a lower net asset value until the interest rate resets to market rates. Thus, you could suffer some principal loss if you sell your shares before the interest rates on the underlying mortgages reset to market rates. If prepayments of principal are made on the underlying mortgages during periods of rising interest rates, a Fund generally will be able to reinvest these amounts in securities with a higher current rate of return. However, a Fund will not benefit from increases in interest rates to the extent that interest rates exceed the maximum allowable annual or lifetime reset limits (or cap rates) for a particular mortgage security.

During periods of declining interest rates, the interest rates on the underlying mortgages may reset downward with a similar lag, resulting in lower yields to a Fund. As a result, the value of ARMS is unlikely to rise during periods of declining interest rates to the same extent as the value of fixed-rate securities. As with other mortgage-backed securities, declining interest rates may result in accelerated prepayments of mortgages, and the Fund may have to reinvest the proceeds from the prepayments at the lower prevailing rates.

In periods of more extreme fluctuation in interest rates, the resulting fluctuation in the value of the ARMS may affect the Fund’ net asset value. Also, a Fund’s net asset value could vary to the extent that current yields on mortgage-backed securities are different from market yields during interim periods between coupon reset dates.

For certain types of ARMS, the rate of amortization of principal, as well as interest payments on the underlying mortgages that collaterallize the ARMS, change in accordance with movements in a pre-specified, published interest rate index. There are several categories of indices, including those based on U.S. Treasury securities, those derived from a calculated measure, such as a cost of funds index, or a moving average of mortgage rates and actual market rates. The amount of interest due to an ARMS holder is calculated by adding a specified additional amount, the “margin,” to the index, subject to limitations or “caps” on the maximum and minimum interest that is charged to the mortgagor during the life of the mortgage or to maximum and minimum changes to that interest rate during a given period.

Caps and floors limit the maximum amount by which the loan rate to the residential borrower may change up or down (a) per reset or adjustment interval and (b) over the life of the loan. Some residential mortgage loans restrict periodic adjustments by limiting changes in the borrower’s monthly principal and interest payments rather than limiting interest rate changes. These payment caps may result in negative amortization, which can extend the average life of the mortgage securities. Since most ARMS in a Fund’s portfolio will generally have annual reset limits or caps of 100 to 200 basis points, fluctuations in interest rates above these levels could cause the mortgage securities to “cap out” and to behave more like long-term, fixed-rate debt securities.

Collateralized mortgage obligations (CMO), real estate mortgage investment conduits (REMIC) and multi-class pass-throughs. CMOs may be issued or guaranteed by U.S. government agencies or issued by certain financial institutions and other mortgage lenders. CMOs and REMICs may be issued by governmental or government-related entities or by private entities such as banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers and are secured by pools of mortgages backed by residential or various types of commercial properties. Privately issued CMOs and REMICs include obligations issued by private entities that are collateralized by (a) mortgage securities issued by Freddie Mac, Fannie Mae or Ginnie Mae, (b) pools of mortgages that are guaranteed by an agency or instrumentality of the U.S. government, or (c) pools of mortgages that are not guaranteed by an agency or instrumentality of the U.S. government and that may or may not be guaranteed by the private issuer.

Multi-class pass-through securities are equity interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on the underlying collateral provides the Fund to pay the debt service on CMOs or REMICs or to make scheduled distributions on the multi-class pass-through securities. Unless the context indicates otherwise, the discussion of CMOs below may also apply to REMICs and multi-class pass-through securities.

A CMO is a mortgage-backed security that separates mortgage pools into short-, medium-, and long-term components. Each component pays a fixed rate of interest at regular intervals. These components enable an investor to predict more accurately the pace at which principal is returned. CMOs are issued in multiple classes. Each class, often referred to as a “tranche,” is issued at a specified coupon rate or adjustable rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying CMO may cause the CMO to be retired substantially earlier than their stated maturity or final distribution date. Interest is paid or accrues on all classes of a CMO on a monthly, quarterly or semiannual basis. The principal and interest on the mortgages underlying CMOs may be allocated among the several classes in many ways. In a common structure, payments of principal on the underlying mortgages, including any principal prepayments, are applied to the classes of a series of a CMO in the order of their respective stated maturities or final distribution dates, so that no payment of principal will be made on any class until all other classes having an earlier stated maturity or final distribution date have been paid in full.

One or more tranches of a CMO may have coupon rates that reset periodically at a specified increment over an index, such as LIBOR. Floating-rate CMOs may be backed by fixed- or adjustable-rate mortgages. To date, fixed-rate mortgages have been more commonly used for this purpose. Floating-rate CMOs are typically issued with lifetime “caps” on the coupon rate. These caps, similar to the caps on ARMS, represent a ceiling beyond which the coupon rate may not be increased, regardless of increases in the underlying interest rate index.

Timely payment of interest and principal (but not the market value and yield) of some of these pools is supported by various forms of insurance or guarantees issued by private issuers, those who pool the mortgage assets and, in some cases, by U.S. government agencies. Prepayments of the mortgages underlying a CMO, which usually increase when interest rates decrease, will generally reduce the life of the mortgage pool, thus impacting the CMO’s yield. Under these circumstances, the reinvestment of prepayments will generally be at a rate lower than the rate applicable to the original CMO.

Some of the CMOs in which the Fund may invest may have less liquidity than other types of mortgage securities. As a result, it may be difficult or impossible to sell the securities at an advantageous price or time under certain circumstances.

To the extent any privately issued CMO in which a Fund invest is considered by the SEC to be an investment company, the Fund will limit its investments in such securities in a manner consistent with the provisions of the 1940 Act.

Yields on privately issued CMOs have been historically higher than the yields on CMOs issued and guaranteed by U.S. government agencies or instrumentalities. The risk of loss due to default on privately issued CMOs, however, is higher since the U.S. government does not guarantee them. The trustees of the trust believe that the risk of loss from an investment in privately issued CMOs is justified by the higher yield a Fund will earn in light of the historic loss experience on these instruments.

REMICs, which are authorized under the Tax Reform Act of 1986, are private entities formed for the purpose of holding a fixed pool of mortgages secured by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities. As with CMOs, the mortgages that collateralize the REMICs in which a Fund may invest include mortgages backed by Ginnie Maes or other mortgage pass-throughs issued or guaranteed by the U.S. government, its agencies or instrumentalities or issued by private entities, which are not guaranteed by any government agency or instrumentality.

As new types of mortgage securities are developed and offered to investors, the Funds may invest in them if they are consistent with the Funds’ goals, policies and quality standards.

Caps and floors. The underlying mortgages that collateralize ARMS and CMOs will frequently have caps and floors that limit the maximum amount by which the loan rate to the borrower may change up or down (a) per reset or adjustment interval and (b) over the life of the loan. Some residential mortgage loans restrict periodic adjustments by limiting changes in the borrower’s monthly principal and interest payments rather than limiting interest rate changes. These payment caps may result in negative amortization.

Resets. The interest rates paid on ARMS and CMOs generally are readjusted at intervals of one year or less to an increment over some predetermined interest rate index, although some securities in which the Funds may invest may have intervals as long as five years. There are three main categories of indices: those based on LIBOR, those based on U.S. Treasury securities and those derived from a calculated measure such as a cost of funds index or a moving average of mortgage rates. Commonly used indices include the one-, three-, and five-year constant-maturity Treasury rates; the three-month Treasury bill rate; the 180-day Treasury bill rate; rates on longer-term Treasury securities; the 11th District Federal Home Loan Bank Cost of Funds; the National

Median Cost of Funds; the one-, three-, six-month, or one-year LIBOR; the prime rate of a specific bank; or commercial paper rates. Some indices, such as the one-year constant-maturity Treasury rate, closely mirror changes in market interest rate levels. Others, such as the 11th District Federal Home Loan Bank Cost of Funds, tend to lag behind changes in market interest rate levels and tend to be somewhat less volatile.

Mortgage dollar rolls. The Funds may enter into mortgage dollar rolls. In a mortgage dollar roll, a Fund sells mortgage-backed securities for delivery in the current month and simultaneously contracts to repurchase substantially similar (name, type, coupon, and maturity) securities on a specified future date. During the period between the sale and repurchase (the “roll period”), the Fund foregoes principal and interest paid on the mortgage-backed securities. The Fund is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the “drop”), as well as by the interest earned on the cash proceeds of the initial sale.

For each mortgage dollar roll transaction, a Fund will segregate on its books an offsetting cash position or a position of liquid securities of equivalent value. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the mortgage dollar roll contract price.

A Fund could suffer a loss if the contracting party fails to perform the future transaction and the Fund is therefore unable to buy back the mortgage-backed securities it initially sold.

The Funds intend to enter into mortgage dollar rolls only with high quality government securities dealers and member banks of the Federal Reserve System as approved by the board.

Stripped mortgage securities. The stripped mortgage-backed securities in which a Fund may invest will not be limited to those issued or guaranteed by agencies or instrumentalities of the U.S. government, although such securities are more liquid than privately issued stripped mortgage-backed securities.

Stripped mortgage securities are usually structured with two classes, each receiving different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security has one class that receives some of the interest and most of the principal from the mortgage assets, while the other class receives most of the interest and the remainder of the principal. In the most extreme case, one class receives all of the interest (the interest-only or “IO” class), while the other class receives all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying mortgage assets. A rapid rate of principal payments may have a material adverse effect on the yield to maturity of any IO class held by a Fund. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup its initial investment fully, even if the securities are rated in the highest rating categories (e.g., AAA or by S&P® or Aaa by Moody’s).

Stripped mortgage-backed securities have greater market volatility than other types of mortgage securities in which a Fund invests and are purchased and sold by institutional investors, such as the Funds, through several investment banking firms acting as brokers or dealers. Some of these securities may be illiquid. The staff of the SEC has indicated that only government-issued IO or PO securities that are backed by fixed-rate mortgages may be deemed to be liquid, if procedures with respect to determining liquidity are established by a Fund’s board of trustees. The board of trustees may, in the future, adopt procedures that would permit the Fund to acquire, hold and treat as liquid government-issued IO and PO securities. At the present time, however, all such securities will be treated as illiquid and will, together with any other illiquid investments, not exceed 15% of a Fund’s net assets. This position may be changed in the future, without notice to shareholders, in response to the staff’s continued reassessment of this matter, as well as to changing market conditions.

Mortgage loan pools offering pass-through investments in addition to those described above may be created in the future. The mortgages underlying these securities may be alternative mortgage instruments, that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may differ from customary long-term, fixed-rate mortgages. As new types of mortgage securities are developed and offered to investors, the Funds may invest in them if they are consistent with the Funds’ goals, policies and quality standards.

Asset-backed securities. The Funds may invest in mortgage-related asset-backed securities, including adjustable-rate asset-backed securities that have interest rates that reset at periodic intervals. Asset-backed securities are similar to mortgage-backed securities. The underlying assets, however, may include receivables on home equity loans backed by lien mortgages and loans that facilitate the purchase of manufactured homes, and other assets. Asset-backed securities are issued in either a pass-through structure (similar to a mortgage pass-through structure) or a pay-through structure (similar to a CMO structure). There may be other types of asset-backed securities that are developed in the future in which the Funds may invest. The rate of principal payment on asset-backed securities generally depends on the rate of principal payments received on the underlying assets. The payment rate may be affected by various economic and other factors. Therefore, the yield may be difficult to predict, and actual yield to maturity may be more or less than the anticipated yield to maturity.

The credit quality of most asset-backed securities depends primarily on the credit quality of the underlying assets, how well the issuers of the securities are insulated from the credit risk of the originator or affiliated entities, and the amount of credit support, if any, provided to the securities.

Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors on the underlying assets to make payments, asset-backed securities may contain elements of credit support. Credit support falls into two categories: (i) liquidity protection and (ii) protection against losses from the default by an obligor on the underlying assets. Liquidity protection refers to advances, generally provided by the entity administering the pool of assets, to ensure that the receipt of payments due on the underlying pool is timely. Protection against losses from the default by an obligor enhances the likelihood of payments of the obligations on at least some of the assets in the pool.

This protection may be provided through guarantees, insurance policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction, or through a combination of these approaches. The Funds will not pay any additional fees for credit support, although the existence of credit support may increase the price of a security.

Examples of credit support arising out of the structure of the transaction include “senior subordinated securities” (multiple class securities with one or more classes that are subordinate to the other classes with respect to the payment of principal and interest, with the result that defaults on the underlying assets are borne first by the holders of the subordinated class), creation of “reserve funds” (where cash or investments, sometimes funded from a portion of the payments on the underlying assets, are held in reserve against future losses), and “over-collateralization” (where the scheduled payments on, or the principal amount of, the underlying assets exceeds that required to make payments on the securities and pay any servicing or other fees). The degree of credit support provided generally is based on historical information respecting the level of credit risk associated with the underlying assets. Delinquencies or losses in excess of those anticipated could adversely affect the return on an investment in the securities.

Like mortgage securities, asset-backed securities are subject to prepayment risk and the extension risk. Asset-backed securities also entail certain risks not presented by mortgage-backed securities as they do not have the benefit of the same type of security interests in the underlying collateral. Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default.

Stripped securities. Stripped securities are the separate income and principal components of a debt security. Once the securities have been stripped, the principal portion may be referred to as a zero coupon security or as a “principal-only strip.” Stripped securities do not make periodic payments of interest prior to maturity and the stripping of the interest coupons causes them to be offered at a discount from their face amount. This results in the security being subject to greater fluctuations in response to changing interest rates than interest-paying securities of similar maturities. Stripped securities include: U.S. Treasury STRIPS, Stripped Government Securities, Stripped Obligations of the Financing Corporation (FICO STRIPS), Stripped Corporate Securities, and Stripped Eurodollar Obligations.

1. U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) are considered U.S. Treasury securities for purposes of a Fund’s investment policies. Their risks are similar to those of other U.S. government securities, although they may be more volatile. The U.S. Treasury has facilitated transfers of ownership of zero coupon securities by accounting separately for the beneficial ownership of particular interest coupon and principal payments on Treasury securities through the Federal Reserve book-entry record-keeping system.

2. Stripped government securities are issued by the U.S. government and its agencies and instrumentalities, by a variety of tax-exempt issuers (such as state and local governments and their agencies and instrumentalities), and by “mixed-ownership government corporations.”

3. FICO STRIPS represent interests in securities issued by the Financing Corporation (FICO). FICO is the financing vehicle for the recapitalization of the Federal Savings and Loan Insurance Corporation (FSLIC). FICO STRIPS are not backed by the full faith and credit of the U.S. government but are generally treated as U.S. government agency securities.

4. Stripped corporate securities are zero coupon securities issued by domestic corporations. They consist of corporate debt obligations without interest coupons, interest coupons that have been stripped from corporate debt obligations, and receipts and certificates for stripped debt obligations and stripped coupons.

5. Stripped eurodollar obligations are stripped debt obligations denominated in U.S. dollars that are issued by foreign issuers, often subsidiaries of domestic corporations.

U.S. government securities. U.S. government securities include: (1) U.S. Treasury obligations with varying interest rates, maturities and dates of issuance, such as U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (original maturities of one to ten years) and U.S. Treasury bonds (generally original maturities of greater than ten years); and (2) obligations issued or guaranteed by U.S. government agencies and instrumentalities such as Ginnie Mae, the Export-Import Bank and the Farmers Home Administration. Some of the Funds’ investments will include obligations that are supported by the full faith and credit of the U.S. government. In the case of U.S. government securities that are not backed by the full faith and credit of the U.S. government (e.g., obligations of the Fannie Mae or Freddie Mac), the Fund must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the U.S. government in the event the agency or instrumentality does not meet its commitments.

1. Mortgage Securities. Please refer to the foregoing discussion of Mortgage-backed securities for a description of the features and risks of Ginnie Mae, Fannie Mae and Freddie Mac mortgage securities.

2. Small Business Administration (SBA) securities are pools of loans to small businesses that are guaranteed as to principal and interest by the SBA, and supported by the full faith and credit of the U.S. government. SBA loans generally have variable interest rates that are set at a premium above the prime rate, and generally have no interest rate caps or floors. The terms on SBA loans currently range from 7 to 25 years from the time they are issued. As with mortgage-backed securities such as Ginnie Maes, prepayments can greatly change realized yields for SBA securities. While the prepayment rate of mortgage-backed securities has generally been a function of market interest rates, the prepayment rate of SBA securities has historically depended more on the purpose and term of the loan and the rate of borrower default. Shorter-term SBA loans have had the highest prepayment rates, particularly if the loans were for working capital; long-term, real-estate backed SBA loans prepay much more slowly. SBA securities are sometimes offered at a premium above their principal amount, which increases the risks posed by prepayment.

U.S. Treasury rolls. In “U.S. Treasury rolls,” a Fund sells outstanding U.S. Treasury securities and buys back “when-issued” U.S. Treasury securities of slightly longer maturity for simultaneous settlement on the settlement date of the “when-issued” U.S. Treasury security. Two potential advantages of this strategy are (1) the Fund can regularly and incrementally adjust its weighted average maturity of its portfolio securities (which otherwise would constantly diminish with the passage of time); and (2) in a normal yield curve environment (in which shorter maturities yield less than longer maturities), a gain in yield to maturity can be obtained along with the desired extension.

During the period before the settlement date, the Fund continues to earn interest on the securities it is selling. It does not earn interest on the securities that it is purchasing until after the settlement date. The Fund could suffer an opportunity loss if the counterparty to the roll failed to perform its obligations on the settlement date, and if market conditions changed adversely. The Funds intend, however, to enter into U.S. Treasury rolls only with government securities dealers recognized by the Federal Reserve Board or with member banks of the Federal Reserve System.

Municipal securities. Municipal securities are issued by state and local governments, their agencies and authorities, as well as by the District of Columbia and U.S. territories and possessions, to borrow money for various public or private projects. The issuer pays a fixed, floating or variable rate of interest, and must repay the amount borrowed (the “principal”) at maturity. Municipal securities generally pay interest free from federal income tax.

Zero-coupon securities. Zero-coupon or deferred interest securities are debt obligations that make no periodic interest payments before maturity or a specified date when the securities begin paying current interest (the cash payment date), and therefore are generally issued and traded at a discount from their face amount or par value. The discount varies depending on the time remaining until maturity or the cash payment date, as well as prevailing interest rates, liquidity of the security, and the perceived credit quality of the issuer. The discount, in the absence of financial difficulties of the issuer, typically decreases as the final maturity or cash payment date approaches.

The value of zero-coupon securities is generally more volatile than the value of other fixed-income securities that pay interest periodically. Zero-coupon securities are also likely to respond to changes in interest rates to a greater degree than other fixed-income securities having similar maturities and credit quality. For federal tax purposes, holders of these bonds, such as the Funds, are deemed to receive interest over the life of the bonds and are taxed as if interest were paid on a current basis although the holder does not receive cash interest payments until the bonds mature.

Derivative securities In general, derivative securities are those securities whose values are dependent upon the performance of one or more securities, indices or currencies. The International Smaller Companies Fund currently does not intend to invest in derivative securities. The following discussion relates to the Core and Core Plus Funds, as well as how and the extent to which the International Smaller Companies Fund may, subject to board approval, utilize such securities in the future.

Derivatives may be used for “hedging,” which means that they may help manage risks relating to interest rates, currency fluctuations and other market factors. They also may be used to increase liquidity or to invest in a particular stock or bond in a more efficient or less expensive way.

Each Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, who is not subject to registration or regulation as a pool operator under that Act.

Each Fund’s transactions in options, futures, and options on futures involve certain risks. These risks include, among others, the risk that the effectiveness of a transaction depends on the degree that price movements in the underlying securities, index, or currency correlate with price movements in the relevant portion of the Fund’s portfolio. Each Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation that would result in a loss on both the underlying securities and the derivative security.

In addition, adverse market movements could cause a Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

Positions in exchange traded options and futures may be closed out only on an exchange that provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract or related option at any specific time. Thus, it may not be possible to close an option or futures position. The inability to close options or futures positions may have an adverse impact on a Fund’s ability to effectively hedge its securities. Furthermore, if the Fund is unable to close out a position and if prices move adversely, the Fund will have to continue to make daily cash payments to maintain its required margin. If a Fund does not have sufficient cash to do this, it may have to sell portfolio securities at a disadvantageous time. The Funds will enter into an option or futures position only if there appears to be a liquid secondary market for the options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular over-the-counter (OTC) option at any specific time. Consequently, a Fund may be able to realize the value of an OTC option it has purchased only by exercising it or by entering into a closing sale transaction with the dealer that issued it. When a Fund writes an OTC option, it generally can close out that option before its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

The Funds will not purchase or sell futures contracts or options on futures contracts if, immediately thereafter, the aggregate amount of initial margin deposits on all the futures positions of the Funds and the premiums paid on options on futures contracts would exceed 5% of the market value of each Fund’s net assets.

Options. The Funds may buy or write (sell) put and call options on securities listed on a national securities exchange and in the OTC market. All options written by the Funds will be covered. The Funds may also buy or write put and call options on securities indices.

A call option written by a Fund is covered if the Fund (a) owns the underlying security that is subject to the call or (b) has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the difference is held in cash or high-grade debt securities in a segregated account with the Fund’s custodian bank.

A put option written by a Fund is covered if the Fund maintains cash or high-grade debt securities with a value equal to the exercise price of the written put in a segregated account with its custodian bank. A put is also covered if the Fund holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option, since the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

If the writer of an option wants to terminate its obligation, the writer may effect a “closing purchase transaction” by buying an option of the same series as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer’s position. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, the holder of an option may liquidate its position by effecting a “closing sale transaction” by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction may be made at the time desired by a Fund.

Effecting a closing transaction in the case of a written call option allows a Fund to write another call option on the underlying security with a different exercise price, expiration date or both. In the case of a written put option, a closing transaction allows the Fund to write another covered put option. Effecting a closing transaction also allows the cash or proceeds from the sale of any securities subject to the option to be used for other Fund investments. If a Fund wants to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or at the same time as the sale of the security.

A Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to buy the option. Likewise, a Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to buy the option. Increases in the market price of a call option will generally reflect increases in the market price of the underlying security. As a result, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by a Fund.

The writing of covered put options involves certain risks. For example, if the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and a Fund’s gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, a Fund may elect to close the position or take delivery of the security at the exercise price. A Fund’s return will be the premium received from the put option minus the amount by which the market price of the security is below the exercise price.

A Fund may buy call options on securities it intends to buy in order to limit the risk of a substantial increase in the market price of the security before the purchase is effected. A Fund may also buy call options on securities held in its portfolio and on which it has written call options. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the call option plus any related transaction costs.

A Fund may buy put options on securities in an attempt to protect against a decline in the market value of the underlying security below the exercise price less the premium paid for the option. The ability to buy put options allows a Fund to protect the unrealized gain in an appreciated security in its portfolio without actually selling the security. In addition, the Fund continues to receive interest or dividend income on the security. A Fund may sell a put option it has previously purchased prior to the sale of the security underlying the option. The sale of the option will result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid for the put option. Any gain or loss may be wholly or partially offset by a change in the value of the underlying security that the Fund owns or has the right to acquire.

A Fund may write covered put and call options and buy put and call options that trade in the OTC market to the same extent that it may engage in exchange traded options. Like exchange traded options, OTC options give the holder the right to buy, in the case of OTC call options, or sell, in the case of OTC put options, an underlying security from or to the writer at a stated exercise price. However, OTC options differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done based on information from market makers. OTC options are available for a greater variety of securities and in a wider range of expiration dates and exercise prices, however, than exchange traded options, and the writer of an OTC option is paid the premium in advance by the dealer.

Call and put options on stock indices are similar to options on securities except, rather than the right to buy or sell stock at a specified price, options on a stock index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying stock index is greater than (or less than, in the case of a put) the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

Options on foreign currencies. The Funds may buy and write (sell) put and call options on foreign currencies traded on U.S. exchanges or in the over-the-counter markets. Like other kinds of options, the writing of an option on foreign currency will be only a partial hedge, up to the amount of the premium received, and a Fund could be required to buy or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may be an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to a Fund’s position, the Fund may forfeit the entire amount of the premium plus related transaction costs.

Futures contracts. The Funds may enter into contracts for the purchase or sale for future delivery of securities and in such contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of a specified quantity of a financial instrument, such as a security, or the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver the securities called for by the contract at a specified price on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to acquire the securities called for by the contract at a specified price on a specified date. Futures contracts have been designed by exchanges that have been designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

At the same time a futures contract is purchased or sold, a Fund must allocate cash or securities as a deposit payment (initial deposit or initial margin) as a partial guarantee of its performance under the contract. Daily thereafter, the futures contract is valued and the payment of “variation margin” may be required since each day the Fund would provide or receive cash that reflects any decline or increase in the contract’s value. In addition, when a Fund enters into a futures contract, it will segregate assets or “cover” its position in accordance with the 1940 Act.

Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset, or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, a Fund will incur brokerage fees when it buys or sells futures contracts.

The Funds will not engage in transactions in futures contracts or related options for speculation but only as a hedge against changes resulting from market conditions in the values of its securities or securities it intends to buy. The Funds will not enter into any financial futures contract or related option if, immediately thereafter, more than one-third of the Fund’s net assets would be represented by futures contracts or related options. In instances involving the purchase of futures contracts or related call options, money market instruments equal to the market value of the futures contract or related option will be deposited in a segregated account with the custodian to collateralize such long positions.

The purpose of the acquisition or sale of a futures contract is to attempt to protect a Fund from fluctuations in the price of portfolio securities without actually buying or selling the underlying security. To the extent a Fund enters into a futures contract, it will maintain with its custodian bank, to the extent required by SEC interpretive positions, assets in a segregated account to cover its obligations with respect to the contract which will consist of cash, cash equivalents, or high quality debt securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contract and the aggregate value of the initial and variation margin payments made by a Fund with respect to such futures contracts.

Financial futures. The Fund may enter into contracts for the purchase or sale of futures contracts based upon financial indices (financial futures). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of the cash value of a securities index during a specified future period at a specified price. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver such cash value called for by the contract on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to take delivery of the cash value called for by the contract at a specified date. The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in price of portfolio securities without actually buying or selling the underlying security. Futures contracts have been designed by exchanges designated “contracts markets” by the Commodity Futures Trading Commission (CFTC) and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

The Fund will not engage in transactions in futures contracts or related options for speculation, but only as a hedge against changes resulting from market conditions in the values of its securities or securities that they intend to buy and, to the extent consistent therewith, to accommodate cash flows. The Fund will not enter into any stock index or financial futures contract or related option if, immediately thereafter, more than one third of total assets would be represented by futures contracts or related options. In addition, the Fund may not buy or sell futures contracts or buy or sell related options if, immediately thereafter, the sum of the amount of initial deposits on existing financial futures and premiums paid on options on financial futures contracts would exceed 5% of total assets (taken at current value). If the Fund enters into a futures contract or related call option, it will maintain with its custodian bank, to the extent required by the rules of the SEC, assets in a segregated account to cover its obligations with respect to such contract which will consist of cash, cash equivalents or high quality debt securities from its portfolio in an amount equal to the market value of such futures contract or related option.

Financial futures contracts—general. Although financial futures contracts by their terms call for the actual delivery or acquisition of securities, or the cash value of the index, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities or cash. A contractual obligation is offset by buying (or selling, as the case may be) on a commodities exchange an identical financial futures contract calling for delivery in the same month. This transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities or cash. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund will incur brokerage fees when it buys or sells financial futures contracts.

Stock index futures. The Fund may buy and sell stock index futures contracts. A stock index futures contract obligates the seller to deliver (and the buyer to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made.

The Fund may sell stock index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of their equity securities that might otherwise result. When the Fund is not fully invested in stocks and anticipates a significant market advance, it may buy stock index futures in order to gain rapid market exposure that may in part or entirely offset increases in the cost of common stocks that it intends to buy.

Options on stock index futures. The Fund may buy and sell call and put options on stock index futures to hedge against risks of market price movements. The need to hedge against these risks will depend on the extent of diversification of the Fund’s common stock portfolio and the sensitivity of such investments to factors influencing the stock market as a whole.

Call and put options on stock index futures are similar to options on securities except that, rather than the right to buy or sell stock at a specified price, options on stock index futures give the holder the right to receive cash. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day before the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

Futures contracts for securities and currencies. The Funds may buy and sell futures contracts for securities, and currencies. These Funds may also enter into closing purchase and sale transactions with respect to these futures contracts. The Funds will engage in futures transactions for bona fide hedging or other appropriate risk management purposes. All futures contracts entered into by the Funds are traded on U.S. exchanges or boards of trade licensed and regulated by the CFTC or on foreign exchanges.

When securities prices are falling, a Fund may offset a decline in the value of its current portfolio securities through the sale of futures contracts. When prices are rising, a Fund can attempt to secure better prices than might be available when it intends to buy securities through the purchase of futures contracts. Similarly, a Fund can sell futures contracts on a specified currency in an attempt to protect against a decline in the value of that currency and its portfolio securities denominated in that currency. A Fund can buy futures contracts on a foreign currency to fix the price in U.S. dollars of a security denominated in that currency that the Fund has purchased or expects to buy.

Positions taken in the futures markets are not normally held to maturity, but are liquidated through offsetting transactions that may result in a profit or a loss. While the Funds’ futures contracts on securities and currencies will usually be liquidated in this manner, the Funds may instead make or take delivery of the underlying securities or currencies whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currencies are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

To the extent a Fund enters into a futures contract, it will deposit in a segregated account with its custodian bank cash or U.S. Treasury obligations equal to a specified percentage of the value of the futures contract (the initial margin), as required by the relevant contract market and futures commission merchant. The futures contract will be marked-to-market daily. Should the value of the futures contract decline relative to a Fund’s position, the Fund, if required by law, will pay the futures commission merchant an amount equal to the change in value.

Bond index futures and related options. The Funds may buy and sell futures contracts based on an index of debt securities and options on such futures contracts to the extent they currently exist and, in the future, may be developed. The Funds may conduct futures and options transactions based on an index that may be developed in the future to correlate with price movements in certain categories of debt securities. The Funds’ investment strategies in employing futures contracts based on an index of debt securities will be similar to that used in other financial futures transactions. The Funds also may buy and write put and call options on bond index futures and enter into closing transactions with respect to such options.

Future developments. The Funds may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other derivative investments which are not presently contemplated for use by the Funds or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Funds’ investment goals and legally permissible for the Funds.

Swap agreements. The Funds may participate in interest rate swaps. An interest rate swap is the transfer between two counterparties of interest rate obligations. One obligation has an interest rate fixed to maturity while the other has an interest rate that changes with changes in a designated benchmark, such as the London Interbank Offered Rate (LIBOR), prime, commercial paper, or other benchmarks. The obligations to make repayment of principal on the underlying securities are not transferred. These transactions generally require the participation of an intermediary, frequently a bank. The entity holding the fixed rate obligation will transfer the obligation to the intermediary, and the entity will then be obligated to pay to the intermediary a floating rate of interest, generally including a fractional percentage as a commission for the intermediary. The intermediary also makes arrangements with a second entity that has a floating-rate obligation that substantially mirrors the obligation desired by the first entity. In return for assuming a fixed obligation, the second entity will pay the intermediary all sums that the intermediary pays on behalf of the first entity, plus an arrangement fee and other agreed upon fees.

The Funds intend to participate in interest rate swaps with regard to obligations held in the Funds’ portfolio. To the extent, however, a Fund does not own the underlying obligation, the Fund will maintain, in a segregated account with its custodian bank, cash or liquid debt securities with an aggregate value equal to the amount of the Fund’s outstanding swap obligation.

Diversification The Core Fund and International Smaller Companies Fund are diversified and the Core Plus Fund is non-diversified under federal securities laws. Each Fund, however, intends to meet certain tax diversification requirements to remain qualified as a regulated investment company under federal tax laws.

Equity securities. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares as traded in the public trading market for such shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stocks. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, or rights. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

Foreign securities. The Core Plus Fund may invest up to 30% of its net assets in debt securities of non-U.S. issuers rated BBB or higher, or deemed comparable by the manager, including up to 10% in emerging market issues rated B or higher or deemed comparable. Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to pursue legal remedies with respect to its foreign investments.

There may be substantial risks involved in securities of companies of foreign nations, which are in addition to the usual risks inherent in domestic investments. The Fund may invest in securities of issuers in any foreign country, developed or developing, and may buy foreign securities that are traded in the U.S. or securities of U.S. issuers that are denominated in a foreign currency.

There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the U.S. Foreign companies are not generally subject to uniform accounting or financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to U.S. companies. The Fund, therefore, may encounter difficulty in obtaining market quotations for purposes of valuing its portfolio and calculating its net asset value. Foreign markets have substantially less volume than the New York Stock Exchange, and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Commission rates in foreign countries, which are generally fixed rather than subject to negotiation as in the U.S., are likely to be higher. In many foreign countries there is less government supervision and regulation of stock exchanges, brokers, and listed companies than in the U.S.

Developing countries. Although the International Smaller Companies Fund may invest in emerging markets without limit, it currently intends to invest no more than 10% of its net assets in such securities. Developing market countries generally include those considered to be developing by the World Bank, the International Finance Corporation, the United Nations or the countries’ authorities. These countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. Investments in companies domiciled in developing countries may be subject to potentially higher risks than investments in developed countries. These risks include: (i) less social, political, and economic stability; (ii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; (v) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the absence, until recently in certain Eastern European countries, of a capital market structure or market-oriented economy; and (vii) the possibility that recent favorable economic developments in Eastern Europe may be slowed or reversed by unanticipated political or social events in such countries.

In addition, many countries in which the Fund may invest have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some developing countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments position.

Foreign currency. The Fund’s management endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread on currency exchange (to cover service charges) may be incurred, particularly when the Fund changes investments from one country to another or when proceeds of the sale of shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies that would prevent the Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization, or confiscatory taxation, withholding, and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments that could affect investments in securities of issuers in foreign nations.

The Fund may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. Some countries in which the Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded.

Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Any devaluations in the currencies in which the Fund’s portfolio securities are denominated may have a detrimental impact on the Fund. Through the Fund’s flexible policy, management endeavors to avoid unfavorable consequences and to take advantage of favorable developments in particular nations where, from time to time, it places the Fund’s investments.

The exercise of this flexible policy may include decisions to purchase securities with substantial risk characteristics and other decisions such as changing the emphasis on investments from one nation to another and from one type of security to another. Some of these decisions may later prove profitable and others may not. No assurance can be given that profits, if any, will exceed losses.

Forward currency exchange contracts. The Funds may enter into forward currency exchange contracts (forward contracts) to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies or to enhance income. A forward contract is an obligation to buy or sell a specific currency for an agreed price at a future date, which is individually negotiated and is privately traded by currency traders and their customers. The Fund will either cover its position in such a transaction or maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities having an aggregate value equal to the amount of any such commitment until payment is made.

American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) of non-U.S. issuers are interests in a pool of non-U.S. company’s securities that have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company.

ADRs are usually issued by an American bank or trust company and may be registered for use in U.S. securities markets. Foreign banks or trust companies also may issue them. The Fund considers investments in depositary receipts to be investments in the equity securities of the issuers into which the depositary receipts may be converted.

Prices of ADRs are quoted in U.S. dollars, and ADRs are traded in the U.S. on exchanges or over-the-counter. While ADRs do not eliminate all the risks associated with foreign investments, by investing in ADRs rather than directly in the stock of foreign issuers, the Fund will avoid currency risks during the settlement period for either purchases or sales and certain foreign securities markets trading risks. In general, there is a large, liquid market in the U.S. for ADRs quoted on a national securities exchange or on the Nasdaq. The information available for ADRs is subject to the accounting, auditing, and financial reporting standards of the U.S. market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

Depositary receipts may be issued under sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities traded in the form of depositary receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs, and there may not be a correlation between such information and the market value of the depositary receipts.

Illiquid securities Each Fund may invest up to 15% of its net assets in illiquid securities. Generally, an illiquid security is any security that cannot be sold within seven days in the ordinary course of business at approximately the amount at which a Fund has valued it. Reduced liquidity in the secondary market for certain securities may make it more difficult for a Fund to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio.

Securities acquired outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market are not considered to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. A Fund will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Fund has reason to believe that it could not resell the securities in a public trading market.

Restricted securities. Subject to the Funds’ percentage limitation on illiquid securities, the board has authorized each Fund to invest in legally restricted securities (such as those issued pursuant to an exemption from the registration requirements under the 1933 Act. To the extent the manager determines there is a liquid institutional or other market for these securities, the

Funds consider them to be liquid securities. An example of these securities are restricted securities that may be freely transferred among qualified institutional buyers under Rule 144A of the 1933 Act, and for which a liquid institutional market has developed. The board will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the manager’s assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the manager and the board will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent the Funds invest in restricted securities that are deemed liquid, the general level of illiquidity in the Funds may increase if qualified institutional buyers become uninterested in buying these securities or the market for these securities contracts.

Notwithstanding the restriction on the sale of restricted securities, a secondary market exists for many of these securities. As with other securities in the Funds’ portfolios, if there are readily available market quotations for a restricted security, it will be valued, for purposes of determining the Fund’s net asset value per share, within the range of the bid and ask prices. If no quotations are available, the security will be valued at fair value in accordance with procedures adopted by the board. The Funds may receive commitment fees when they buy restricted securities. For example, the transaction may involve an individually negotiated purchase of short-term increasing rate notes. Maturities for this type of security typically range from one to five years. These notes are usually issued as temporary or “bridge” financing to be replaced ultimately with permanent financing for the project or transaction that the issuer seeks to finance. Typically, at the time of commitment, a Fund receives the security and sometimes a cash commitment fee. Because the transaction could possibly involve a delay between the time a Fund commits to buy the security and the Fund’s payment for and receipt of that security, the Fund will maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities with an aggregate value equal to the amount of its commitments until payment is made. A Fund will not buy restricted securities to generate commitment fees, although the receipt of fees will help the Funds achieve their principal investment goal of total return.

The Funds may receive consent fees in a variety of situations. For example, the Funds may receive consent fees if an issuer seeks to “call” a bond it has issued which does not contain a provision permitting the issuer to call the bond, or if a Fund’s consent is required to facilitate a merger or other business combination transaction. Consent fees are received only occasionally, are privately negotiated, and may be in any amount. As is the case with commitment fees, the Funds will not buy securities with a view to generating consent fees, although the receipt of such fees is consistent with the Funds’ principal investment goal.

144A securities. Subject to its liquidity limitation, the International Smaller Companies Fund may invest in certain unregistered securities which may be sold under Rule 144A of the 1933 Act (144A securities). Due to changing market or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale. In addition, the Fund’s purchase of 144A securities may increase the level of the security’s illiquidity, as some institutional buyers may become uninterested in purchasing such securities after the Fund has purchased them.

Investment in other investment companies Each Fund may invest up to 10% of its total assets in securities of other investment companies, such as open-end or closed-end management investment companies, or in pooled accounts. As a shareholder of an investment company, a Fund may indirectly bear service and other fees, which are in addition to the fees the Fund pays its service providers. Subject to the restrictions and limitations of the 1940 Act, each Fund may elect to pursue its investment objective by investing directly in securities, or by investing in one or more underlying investment companies that have substantially similar investment objectives, policies and limitations as the Fund.

Loans of portfolio securities To generate additional income, each Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund’s total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund’s custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. A Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. A Fund also continues to receive any distributions paid on the loaned securities. A Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. A Fund will loan its securities only to parties who meet creditworthiness standards approved by the Fund’s board of trustees, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

Portfolio turnover Portfolio turnover is a measure of how frequently a fund’s portfolio securities are bought and sold. As required by the SEC, annual portfolio turnover is calculated generally as the dollar value of the lesser of a fund’s purchases or sales of portfolio securities during a given year, divided by the monthly average value of the fund’s securities during that year (excluding securities whose maturity or expiration at the time of acquisition were less than one year). For example, a fund reporting a 100% portfolio turnover rate would have purchased and sold securities worth as much as the monthly average value of its portfolio securities during the year.

Portfolio turnover is affected by factors within and outside the control of a Fund and its manager. The investment outlook for the type of securities in which a Fund invests may change as a result of unexpected developments in national or international securities markets, or in economic, monetary or political relationships. High market volatility may result in the manager using a more active trading strategy than it might have otherwise pursued. The Funds’ manager will consider the economic effects of portfolio turnover but generally will not treat portfolio turnover as a limiting factor in making investment decisions. Investment decisions affecting turnover may include changes in investment policies, including changes in management personnel, as well as individual portfolio transactions.

Moreover, turnover may be increased by certain factors wholly outside the control of the manager. For example, the rate of bond calls by issuers of fixed income securities may increase as interest rates decline. This causes “sales” of called bonds by funds that invest in fixed-income securities and the subsequent purchase of replacement investments. In other periods, increased merger and acquisition activity, or increased rates of bankruptcy or default, may create involuntary transactions for funds that hold affected stocks and bonds, especially high-yield bonds. In addition, redemptions or exchanges by shareholders may require the liquidation of portfolio securities. Changes in particular portfolio holdings may be made whenever it is considered that a security is no longer the most appropriate investment for aFund, or that another security appears to have a relatively greater opportunity, and will be made without regard to the length of time a security has been held.

Higher portfolio turnover rates generally increase transaction costs, which are Fund expenses and may result in a in the realization of larger amounts of capital gains which, when distributed to a Fund’s shareholders, are taxable to them.

Private investments Consistent with its investment goal and policies, the International Smaller Companies Fund may from time to time make private investments in companies whose securities are not publicly traded, including late stage private placements. These investments typically will take the form of letter stock or convertible preferred stock. Because these securities are not publicly traded, there is no secondary market for the securities. The Fund will treat these securities as illiquid.

Late stage private placements are sales of securities made in non-public, unregistered transactions shortly before a company expects to go public. The Fund may make such investments in order to participate in companies whose initial public offerings are expected to be “hot” issues. There is no public market for shares sold in these private placements and it is possible that initial public offerings will never be completed. Moreover, even after an initial public offering, there may be a limited trading market for the securities or the Fund may be subject to contractual limitations on its ability to sell the shares.

Real estate securities Investments in real estate securities are subject to the risks associated with the real estate industry. Economic, regulatory, and social factors that affect the value of real estate will affect the value of real estate securities. These factors include overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, variations in rental income, changes in neighborhood values, the appeal of properties to tenants, and increases in interest rates. Real Estate Investment Trusts (REITs) are subject to risks related to the skill of their management, changes in value of the properties the REITs own, the quality of any credit extended by the REITs, and general economic and other factors.

Repurchase agreements Each Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including to satisfy redemption requests from shareholders, waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, each Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund’s ability to sell the underlying securities. The Funds will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

The Funds also may enter into reverse repurchase agreements. Under a reverse repurchase agreement, these Funds agree to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. Each Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of the Fund’s obligation under the agreement, including accrued interest, in a segregated account with the Fund’s custodian bank. The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under federal securities laws, the Funds do not treat them as borrowings for purposes of its investment restrictions, provided the segregated account is properly maintained.

Joint transactions. Each Fund may participate in joint repurchase agreement arrangements with, and combine orders to buy or sell securities with orders from, other funds managed by the manager and its affiliates. Each Fund may also invest in shares of one or more money market funds managed by the manager or its affiliates, to the extent permitted by exemptions granted under the 1940 Act.

Sector Focus A significant portion of the International Smaller Companies Fund’s investments in equity securities may be securities of companies in the following industries:

Biotechnology companies The biotechnology industry is subject to extensive government regulation. The industry will be affected by government regulatory requirements, regulatory approval for new drugs and medical products, patent considerations, product liability, and similar matters. For example, in the past several years, the U.S. Congress has considered legislation concerning healthcare reform and changes to the U.S. Food and Drug Administration’s (FDA) approval process. If such legislation is passed it may affect the biotechnology industry. As these factors impact the biotechnology industry, the value of your shares may fluctuate significantly over relatively short periods of time.

Because the biotechnology industry is relatively new, investors may be quick to react to developments that affect the industry. In the past, biotechnology securities have exhibited considerable volatility in reaction to research and other developments. In comparison to more developed industries, there may be a thin trading market in biotechnology securities, and adverse developments in the biotechnology industry may be more likely to result in decreases in the value of biotechnology stocks.

Biotechnology companies are often small, start-up ventures whose products are only in the research stage. Only a limited number of biotechnology companies have reached the point of approval of products by the FDA and subsequent commercial production and distribution of such products. Therefore, the success of investments in the biotechnology industry is often based upon speculation and expectations about future products, research progress, and new product filings with regulatory authorities. Such investments are speculative and may drop sharply in value in response to regulatory or research setbacks.

Health technology companies The value of health technology companies may be affected by a variety of government actions. For example, the activities of some health technology companies may be funded or subsidized by federal and state governments. If government subsidies are discontinued, the profitability of these companies could be adversely affected. Stocks of these companies will be affected by government policies on health technology reimbursements, regulatory approval for new drugs and medical instruments, and similar matters. Health technology companies are also subject to legislative risk, which is the risk of a reform of the health technology system through legislation. Health technology companies may face lawsuits related to product liability issues. Also, many products and services provided by health technology companies are subject to rapid obsolescence. The value of an investment in the Fund may fluctuate significantly over relatively short periods of time.

Securities industry-related investments To the extent it is consistent with its investment goal and certain limitations under the 1940 Act, the International Smaller Companies Fund may invest its assets in securities issued by companies engaged in securities related businesses, including companies that are securities brokers, dealers, underwriters or investment advisors. These companies are considered to be part of the financial services industry. Generally, under the 1940 Act, the Fund may not acquire a security or any interest in a securities related business to the extent such acquisition would result in the Fund acquiring in excess of 5% of a class of an issuer’s outstanding equity securities or 10% of the outstanding principal amount of an issuer’s debt securities, or investing more than 5% of the value of the Fund’s total assets in securities of the issuer. In addition, any equity security of a securities-related business must be a marginable security under Federal Reserve Board regulations and any debt security of a securities-related business must be investment grade as determined by the Board. The Fund does not believe that these limitations will impede the attainment of its investment goal.

Temporary investments When the manager believes market or economic conditions are unfavorable for investors, is unable to locate suitable investment opportunities or seeks to maintain liquidity, the manager may invest without limit in U.S. debt securities, including taxable securities, short-term money market securities, cash, cash equivalents or other high quality short-term investments.

Temporary defensive investments generally may include high-grade commercial paper, repurchase agreements, and other money market equivalents. To the extent allowed by exemptions granted under the 1940 Act, and the Funds’ other investment policies and restrictions, the manager also may invest each Fund’s assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which a Fund normally invests or the economies of the countries where a Fund invests.

Trade claims The Core Fund and the Core Plus Fund may invest a portion of their assets in trade claims purchased from creditors of companies in financial difficulty. For purchasers such as the Funds, trade claims offer the potential for profits since they are often purchased at a significantly discounted value and, consequently, may generate capital appreciation in the event that the value of the claim increases as the debtor’s financial position improves. If the debtor is able to pay the full obligation on the face of the claim as a result of a restructuring or an improvement in the debtor’s financial condition, trade claims offer the potential for higher income due to the difference in the face value of the claim as compared to the discounted purchase price.

An investment in trade claims is speculative and carries a high degree of risk. There can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. Trade claims are not regulated by federal securities laws or the SEC. Currently, trade claims are regulated primarily by bankruptcy laws. Because trade claims are unsecured, holders of trade claims may have a lower priority in terms of payment than most other creditors in a bankruptcy proceeding. Because of the nature and risk of trade claims, each Fund will limit its investment in these instruments to 5% of its net assets at the time of purchase.

Unseasoned companies To the extent that the International Smaller Companies Fund may invest in smaller capitalization companies or other companies, it may have significant investments in relatively new or unseasoned companies that are in their early stages of development, or in new and emerging industries where the opportunity for rapid growth is expected to be above average. Securities of unseasoned companies present greater risks than securities of larger, more established companies.

When-issued and delayed delivery transactions The Core Fund and Core Plus Fund may buy debt securities on a “when-issued” or “delayed delivery” basis. These transactions are arrangements under which a Fund buys securities with payment and delivery scheduled for a future time. Purchases of debt securities on a when-issued or delayed delivery basis are subject to market fluctuation and to the risk that the value or yields at delivery may be more or less than the purchase price or the yields available when the transaction was entered into. Although a Fund will generally buy debt securities on a when-issued basis with the intention of acquiring such securities, it may sell them before the settlement date if it deems the sale to be advisable. The Funds will not enter into these transactions for investment leverage. When a Fund is the buyer in such a transaction, it will maintain, in a segregated account with its custodian bank, cash or high-grade marketable securities having an aggregate value equal to the amount of its purchase commitments until payment is made.

In when-issued and delayed delivery transactions, a Fund relies on the seller to complete the transaction. The other party’s failure may cause a Fund to miss a price or yield considered advantageous. Securities purchased on a when-issued or delayed delivery basis do not generally earn interest until their scheduled delivery date. The Funds are not subject to any percentage limit on the amount of their assets that may be invested in when-issued debt securities.

Officers and Trustees

The Trust has a board of trustees. Each trustee will serve until that person’s successor is elected and qualified. The board is responsible for the overall management of the Funds, including general supervision and review of each Fund’s investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust’s day-to-day operations.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Trust, principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

1	Independent Board Members

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
Frank H. Abbott, III (82) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	None

Principal Occupation During Past 5 Years:

President and Director, Abbott Corporation (an investment company); and formerly, Director, MotherLode Gold Mines Consolidated (gold mining) (until 1996) and Vacu-Dry Co. (food processing) (until 1996).

Harris J. Ashton (71) One Franklin	Trustee	Since 2000	142	Director, Bar-S Foods (meat packing company).

Parkway San Mateo, CA 94403-1906

Principal Occupation During Past 5 Years:

Director of various companies; and formerly, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).

Robert F. Carlson (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	52	None

Principal Occupation During Past 5 Years:

Vice President and past President, Board of Administration, California Public Employees Retirement Systems (CALPERS); and formerly, member and Chairman of the Board, Sutter Community Hospitals; member, Corporate Board, Blue Shield of California; and Chief Counsel, California Department of Transportation.

S. Joseph Fortunato (71) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	143	None

Principal Occupation During Past 5 Years: Attorney, and formerly, member of the law firm of Pitney, Hardin, Kipp & Szuch.

Edith E. Holiday (51) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	92

Director, Amerada Hess Corporation (exploration and
refining of oil and gas); Hercules Incorporated (chemicals, fibers and resins); Beverly Enterprises, Inc.

(health care); H.J. Heinz Company (processed foods and allied products); RTI International Metals, Inc. (manufacture and

				distribution of titanium); and Canadian National Railway (railroad).

Principal Occupation During Past 5 Years:

Director or Trustee of various companies and trusts; and formerly, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

Frank W.T. LaHaye (74) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	115	Director, The California Center for Land Recycling (redevelopment).

Principal Occupation During Past 5 Years: General Partner, Las Olas L.P. (Asset Management); and formerly, Chairman, Peregrine Venture Management Company (venture capital).

Gordon S. Macklin (75) One Franklin Parkway San Mateo, CA 94403-1906	Trustee	Since 2000	142

Director, White
Mountains Insurance
Group, Ltd. (holding
company); Martek
Biosciences
Corporation;
WorldCom, Inc.
(communications
services);

MedImmune, Inc.
(biotechnology);
Overstock.com
(Internet services);
Spacehab, Inc.
(aerospace services);
and formerly
Director, MCI
Communications
Corporation
(subsequently known
as MCI WorldCom,

Inc. and WorldCom, Inc.)
(communications
services) (1988-2002).

Principal Occupation During Past 5 Years:

Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and formerly, Chairman, White River Corporation (financial services) (until 1998) and Hambrecht & Quist Group (investment banking) (until 1992); and President, National Association of Securities Dealers, Inc. (until 1987).

2    Interested Board Members and Officers

Name, Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Board Member*	Other Directorships Held
**Harmon E. Burns (58) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Vice President	Since 2000	38	None

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin Investment Advisory Services, Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

**Charles B. Johnson (70) One Franklin Parkway San Mateo, CA 94403-1906	Trustee and Chairman of the Board	Since 2000	142	None

Principal Occupation During Past 5 Years:

Chairman of the Board, Chief Executive Officer, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc and of 46 of the investment companies in Franklin Templeton Investments.

**Rupert H. Johnson, Jr. (62) One Franklin	Trustee, President and Chief Executive Officer–	Trustee and President since 2000 and Chief	125	None

Parkway San Mateo, CA 94403-1906	Investment Management	Executive Officer—Investment Management since October 2002

Principal Occupation During Past 5 Years:

Vice Chairman, Member—Office of the Chairman and Director, Franklin Resources, Inc.; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Martin L. Flanagan (43) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trusteek as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.

Jimmy D. Gambill (55) 500 East Broward Blvd. Suite 2100 Fort Lauderdale, FL 33394-3091	Senior Vice President and Chief Executive Officer—Finance and Administration	Since October 2002	Not Applicable	None

Principal Occupation During Past 5 Years:

President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.

David P. Goss	Vice President	Since 2000	Not	None

(56) One Franklin Parkway San Mateo, CA 94403-1906			Applicable

Principal Occupation During Past 5 Years:

Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and formerly, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).

Barbara J. Green (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Vice President and Deputy General Counsel, Franklin Resources, Inc.; Senior Vice President, Templeton Worldwide, Inc.; officer of some of the subsidiaries of Franklin Resources, Inc., and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, Securities and Exchange Commission (1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).

Edward B. Jamieson (55) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and Portfolio Manager, Franklin Advisers, Inc.; officer of other subsidiaries of Franklin Resources, Inc.; and officer and trustee of five of the investment companies in Franklin Templeton Investments.

Michael O. Magdol (66) 600 Fifth Avenue Rockefeller Center New York, NY	Vice President—AML Compliance	Since May 2002	Not Applicable	Director, FTI Banque, Arch Chemicals, Inc. and Lingnan Foundation.

10048-0772

Principal Occupation During Past 5 Years:

Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.

Christopher J. Molumphy (41) One Franklin Parkway San Mateo, CA 94403-1906	Vice President	Since 2000	Not Applicable	None
Principal Occupation During Past 5 Years: Executive Vice President, Franklin Advisers, Inc.; and officer of four of the investment companies in Franklin Templeton Investments.
Kimberley H. Monasterio (39) One Franklin Parkway San Mateo, CA 94403-1906	Treasurer and Chief Financial Officer	Treasurer since 2000 and Chief Financial Officer since September 2002	Not Applicable	None
Principal Occupation During Past 5 Years: Senior Vice President, Franklin Templeton Services, LLC; and officer of 51 of the investment companies in Franklin Templeton Investments.
Murray L. Simpson (65) One Franklin Parkway San Mateo, CA 94403-1906	Vice President and Secretary	Since 2000	Not Applicable	None

Principal Occupation During Past 5 Years:

Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc.; and of 51 of the investment companies in Franklin Templeton Investments; and formerly, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).

*We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.

**Charles B. Johnson and Rupert H. Johnson, Jr. are considered interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust’s adviser and distributor. Harmon E. Burns is considered an interested person of the Trust under the federal securities laws due to his position as officer and director of Franklin Resources, Inc.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

The Trust currently does not pay fees to noninterested board members. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of a board meeting. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by Franklin Templeton Investments.

Name	Total Fees Received from Franklin Templeton Investments[1] ($)	Number of Boards in Franklin Templeton Investments on which Each Serves[2]
Frank H. Abbott, III	164,214	29
Harris J. Ashton	372,100	46
Robert F. Carlson	95,070	15
S. Joseph Fortunato	372,941	47
Edith E. Holiday	273,635	29
Frank W.T. LaHaye	164,214	299
Gordon S. Macklin	363,512	46

1.	For the calendar year ended December 31, 2002.
2.	We base the number of boards on the number of registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Funds or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such board member. Investments in the name of family members or entities controlled by a board member constitute fund holdings of such board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a board member’s fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Trust on December 31, 2002.

Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in Each Series of The Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Frank H. Abbott, III	None	Over $100,000
Harris J. Ashton	None	Over $100,000
Robert F. Carlson	None	Over $100,000
S. Joseph Fortunato	None	Over $100,000
Edith E. Holiday	None	Over $100,000
Frank W.T. LaHaye	None	Over $100,000
Gordon S. Macklin	None	Over $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harmon E. Burns	None	Over $100,000
Charles B. Johnson	None	Over $100,000
Rupert H. Johnson, Jr.	None	Over $100,000

Board Committees The board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust’s independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Trust’s financial reports and internal accounting. The Audit Committee is comprised of the following independent trustees of the Trust: Frank H. Abbott, III, Robert F. Carlson and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust: Frank H. Abbott, III, Harris J. Ashton, Robert F. Carlson, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.

The Trust’s Nominating Committee sets trustees’ fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Trust’s address at:

P.O. Box 33030

St. Petersburg, FL 33733-8030

During the Trust’s fiscal year ended July 31, 2003, the Audit Committee met five times and the Nominating Committee did not meet.

Management and Other Services

Manager and services provided The Core and Core Plus Funds’ manager is Fiduciary International, Inc. (Fiduciary). The International Smaller Companies Fund’s manager is Franklin Advisers, Inc. (Advisers). The managers are direct or indirect wholly-owned subsidiaries of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

The manager provides investment research and portfolio management services, and selects the securities for each Fund to buy, hold or sell. The manager also selects the brokers who execute the Funds’ portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager’s investment activities. To protect the Funds, the manager and its officers, directors and employees are covered by fidelity insurance.

The International Smaller Companies Fund’s sub-advisor is Fiduciary. The sub-advisor has an agreement with the manager and provides the manager with investment management advice and assistance. The sub-advisor’s activities are subject to the board’s review and control, as well as the manager’s instruction and supervision.

The managers and their affiliates manage numerous other investment companies and accounts. The managers may give advice and take action with respect to any of the other funds they manage, or for their own account, that may differ from action taken by the managers on behalf of each Fund. Similarly, with respect to a Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by a Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, Federal regulations applicable to FHCs may limit or restrict the Fund’s ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Funds, their manager, principal underwriter and with respect to the International Smaller Companies Fund, the sub-advisor, have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for a Fund or that are currently held by a Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Funds, their manager and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.

During the past fiscal year, the board, including a majority of noninterested or independent trustees approved renewal of the International Small Companies Fund’s management agreement. In reaching this decision, the board took into account information furnished throughout the year at regular board meetings, as well as information specifically furnished for a board meeting held annually to specifically consider such renewal. Information furnished throughout the year included reports on the Fund’s investment performance, expenses, portfolio composition and sales and redemptions, along with related financial statements, information about the scope and quality of services provided by the manager and its affiliates, as well as periodic reports relating to compliance with the Fund’s investment policies and restrictions. The information furnished annually to the board also included special reports prepared by an independent third party analyst comparing the Fund’s investment performance and expenses with those of other mutual funds deemed comparable to the Fund as selected by the independent third party analyst as well as information relating to the manager’s profitability.

In considering such material, the independent board members received assistance and advice from and met separately with independent counsel. Based upon its review of such material and information together with such other information as it deemed relevant, the board, including a majority of independent trustees, concluded that continuance of the management agreement was appropriate and in the best interest of Fund shareholders. In reaching this decision, the board took into account a combination of factors, including the following:

•	Performance. Performance of the Fund was considered in reference to the universe of international small-cap funds as selected by the independent third party analyst. In evaluating performance, attention was given to the Fund in comparison with such funds, in comparison to those particular indices relevant to such funds, and to the Fund’s compliance with its specific investment goal and investment restrictions.

•	Expenses. In considering the reasonableness of expenses, consideration was given to the fact that the manager and administrator had waived their respective fees.

•	Quality of services. In considering the scope and quality of investment management services, consideration was given to the manager’s continuing need to attract and retain qualified investment management staff, the portfolio research and management process, and the record of compliance with Fund investment policies and restrictions, as well as the code of ethics which governs personal securities trading by Fund management. Consideration was also given to the scope and quality of the various other functions, such as underwriting, transfer agency and shareholder servicing provided the Fund under separate agreements with the manager and its affiliates. In performing this evaluation, the board considers factors such as the level of expenditures in and improvements and enhancements of services provided, as well as data and reports evidencing or measuring the various levels of services provided. In addition to third party data and reports, the trustees, all of whom have significant investments in one or more of the Franklin Templeton family of funds, check on and informally report from time to time on the level of service personally experienced by them as shareholders. The board also considered the benefit to Fund shareholders of investing in a fund that is part of a large family of funds offering a variety of investment choices and shareholder services.

•	Manager’s profitability. The trustees considered the manager’s level of profitability in providing management and other services to the Franklin Templeton funds, including the Fund. In doing so, the trustees considered materials and reports prepared annually by the manager that address profitability from its overall U.S. fund business, as well as from services provided the individual funds, including the Fund. The board reviews and discusses in detail the basis on which such reports are prepared and reviews the reasonableness of the cost allocation methodology utilized by the Fund’s independent auditors. The board also considers the extent to which the manager may potentially achieve economies of scale and possibly derive other ancillary benefits from Fund operations, including the allocation of Fund brokerage and the use of “soft” commission dollars to pay for research and other similar services. The trustees also considered the manager’s profitability in comparison with available industry data.

Management fees The Core Fund and the Core Plus Fund each pays the manager a fee equal to an annual rate of 0.30% of the value of its average daily net assets. The International Smaller Companies Fund pays the manager a fee equal to an annual rate of 0.75% of the value of its average daily net assets. The fees are computed at the close of business on the last business day of each month according to the terms of each management agreement.

[For the period October 2, 2002 to July 31, 2003, Management fees for the International Smaller Company Fund, before any advance waiver, totaled $[]. Under an agreement by the manager to waive, the Fund paid no management fees.

Advisers pays Fiduciary a fee equal to an annual rate of .5625% for its services as sub-advisor for International Smaller Companies Fund. The manager pays this fee from the management fees it receives from the Fund. For the fiscal period from October 2, 2002 to July 31, 2003, the fees due the sub-advisor totaled $[]. Under an agreement by the sub-advisor to waive its fees, the manager paid no fees to the sub-advisor.]

Administrator and services provided Franklin Templeton Services, LLC (FT Services) has an agreement with each Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of each Fund’s manager and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

Administration fees Each Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of each Fund’s average daily net assets.

[For the fiscal period October 2, 2002 to July 31, 2003, administration fees for the International Smaller Companies Fund paid totaled $[]. Under an agreement by the administrator to waive or limit its fees, the Fund paid no administration fees.]

Shareholder servicing and transfer agent Franklin Templeton Investor Services, LLC (Investor Services) is each Fund’s shareholder servicing agent and acts as each Fund’s transfer agent and dividend-paying agent. Investor Services is located at One Franklin Parkway, San Mateo, CA 94403-1906. Please send all correspondence to Investor Services at P.O. Box 997151, Sacramento, CA 95899-9983.

Investor Services receives a fee for servicing Fund shareholder accounts. The Funds also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Funds.

The Funds may also pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with a Fund in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from a Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

Custodian Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the Funds’ securities and other assets.

Auditor PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, CA 94105, is the Funds’ independent auditor. The auditor gives an opinion on the financial statements included in the Trust’s Annual Report to Shareholders and reviews the Trust’s registration statement filed with the SEC.

Portfolio Transactions

The manager selects brokers and dealers to execute each Fund’s portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless the manager believes that trading on a principal basis will not provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager’s overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Funds. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place a dollar value on the special executions or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs of other securities firms. As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients. If the Funds’ officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Funds’ portfolio transactions.

Because Franklin/Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Funds tender portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Funds, any portfolio securities tendered by a Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Funds and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Funds are concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Funds.

Sale or purchase of securities, without payment of brokerage commissions, fees (except customary transfer fees) or other remuneration in connection therewith, may be effected between a Fund and private clients, under procedures adopted by the Trust’s board pursuant to Rule 17a-7 under the 1940 Act.

For the fiscal period October 2, 2002 to July 31, 2003, the Fund paid brokerage commissions of $xx.

Distributions and Taxes

2003 TAX ACT On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (JGTRRA). This Act will provide you with significant tax relief on the income and gains distributed to you by a Fund. For more information about JGTRRA, please contact your professional tax advisor.

Dividend income. Under JGTRRA, dividends earned after December 31, 2002 on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate bracket):

dividends paid by domestic corporations,

dividends paid by qualified foreign corporations, including:

corporations incorporated in a possession of the U.S.,

corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

corporations whose stock is traded on domestic securities exchange.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received after 2007 is further reduced from 5% to 0%.

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs) do not qualify for this favorable tax treatment.

Each Fund must meet certain holding period requirements to qualify its dividends for this treatment. Specifically, a Fund must hold the stock for at least 60 days during the 120-day period beginning 60 days before the stock became ex-dividend (or 90-days and 180-days, respectively, for preferred stock).

After the close of each calendar year, each Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates of taxation). If 95% or more of its income is from qualified sources, a Fund will be allowed to designate 100% of its distributions as qualified dividend income.

Long-term capital gains. For all sales of portfolio securities occurring after May 5, 2003, the net capital gain on these sales, when distributed to you as a capital gain dividend, is subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). In addition, any net long-term capital gain you realize from the sale of Fund shares after May 5, 2003 is eligible for these reduced tax rates.

For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized after 2007 is further reduced from 5% to 0%.

Qualified 5-year gains have been expressly repealed by JGTRRA, effective for sales made after May 5, 2003. For calendar year 2003, each Fund will inform you of the amount of its capital gain dividends that are either pre-May 6 dividends or post-May 5 dividends (qualifying for reduced rates of taxation).

JGTRRA does not change the tax treatment of short-term capital gains realized from the sale of securities held for one year or less. And each Fund continues to be required to distribute to shareholders any net short-term capital gains realized on the securities in its portfolio.

These rules are summarized in the following chart:

Net Gains from the sale of shares held one year or less

Sales made:	Calendar Year 2003
All shareholders	Short-term capital gain (taxed at ordinary income rates)

Fund Capital Gain Distributions and Net Gains from the sale of shares held more than one year:

Sales made:	Jan 1 – May 5, 2003	May 6 – Dec 31, 2003
Shareholders in 10% & 15% rate brackets	Long-term capital gain (taxed at a maximum rate of 10% if not held for more than 5 years; 8% if held more than 5 years)	Long-term capital gain (taxed at a maximum rate of 5%)

Shareholders in higher rate	Long-term capital gain (taxed at a maximum	Long-term capital gain (taxed at a maximum

brackets	rate of 20%)	rate of 15%)

To determine the tax rate at which your capital gain will be taxed, you must first complete the netting process that occurs on Schedule D of Form 1040. All short-term capital gains and losses and all long-term capital gains and losses must be netted in their respective categories, then the net short-term capital gain or loss and the net long-term capital gain or loss must be netted to arrive at an overall net capital gain or loss position. The overall net short-term or net long-term capital gain is then subject to tax as noted in the above table. Any excess capital losses may be used to offset ordinary income (subject to limitations of $3,000 per year for most individuals), with the balance of any net loss carried over to future years until it is used up against net capital gains or offset against ordinary income in those years.

Sunset of provisions. The special provisions of JGTRRA dealing with reduced rates of taxation for qualified dividends and net long-term capital gains are scheduled to sunset on December 31, 2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of dividends and capital gains under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including special rules for the taxation of qualified 5-year gains, will again be enforced for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of EGTRRA.

Each Fund will track its portfolio investments to determine any distributions that may qualify for these reduced rates of taxation on income dividends and capital gain distributions, and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year.

Distributions of net investment income Each Fund receives income generally in the form of interest and/or dividends on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) a Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

Distributions of capital gains

Capital gain distributions. A Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by a Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Investments in foreign securities The next section describes tax considerations that are applicable to funds that invest in foreign securities. These considerations apply primarily to the International Smaller Companies Fund and to some extent to the Core Plus Fund.

Pass-through of foreign tax credits. The Fund may be subject to foreign withholding taxes on income from certain foreign securities. If more than 50% of the Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). The Fund will provide you with the information necessary to complete your personal income tax return if it makes this election.

You should be aware that under the provisions of JGTRRA, your use of foreign dividends, designated by the Fund as dividends from qualifying foreign corporations and subject to reduced rates of taxation on dividend income, may reduce the otherwise available foreign tax credits on your federal income tax return. Shareholders in these circumstances should talk with their personal tax advisors about their foreign tax credits and the procedures that they should follow to claim these credits on their personal income tax returns.

Effect of foreign debt investments and hedging on distributions. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC securities. The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be PFICs. When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund.

Information on the amount and tax character of distributions Each Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

Election to be taxed as a regulated investment company Each Fund intends to qualify and elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). As a regulated investment company, the Funds generally pay no federal income tax on the income and gains they distribute to you. The board reserves the right not to maintain the qualification of a Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as ordinary income dividends to the extent of the Fund’s earnings and profits.

Excise tax distribution requirements To avoid federal excise taxes, the Code requires each Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

98% of its taxable ordinary income earned during the calendar year;

98% of its capital gain net income earned during the twelve month period ending October 31; and

100% of any undistributed amounts of these categories of income or gain from the prior year.

Each Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales of Fund shares Sales and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, or exchange them for shares of a different Franklin Templeton fund, the IRS requires you to report any gain or loss on your sale or exchange. If you own your shares as a capital asset, any gain or loss that you realize is a capital gain or loss, and is long-term or short-term, generally depending on how long you have owned your shares.

Sales at a loss within six months of purchase. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.

Wash sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the same Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

U.S. government securities The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae or Fannie Mae) generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Qualified dividends For individual shareholders, a portion of the dividends paid by a Fund may be qualified dividends eligible for a reduced rate of taxation. This reduced rate generally is available for dividends paid by the Fund out of income earned on its investment in:

domestic corporations,

qualified foreign corporations, including:

corporations incorporated in a possession of the U.S.,

corporations eligible for income tax treaty benefits with the U.S. under treaties determined by the Treasury Department to be qualified, and

corporations whose stock is traded on domestic securities exchange.

Dividends from corporations exempt from tax and dividends from foreign personal holding companies, foreign investment companies and PFICs do not qualify for this favorable tax treatment. Also, the Fund must meet certain holding period requirements to qualify its dividends for this treatment. If 95% or more of the Fund’s income is from qualified sources, it will be allowed to designate 100% of the Fund’s distributions as qualified dividend income.

Dividends-received deduction for corporations For corporate shareholders, a portion of the dividends paid by a Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a Fund out of income earned on its investments in domestic corporations. Because the income of each Fund is derived primarily from investments in debt obligations or foreign securities rather than domestic equity securities, generally none or only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.

Investment in complex securities Each Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example:

Derivatives. Each Fund is permitted to invest in certain options, futures, forwards or foreign currency contracts. If it makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, a Fund would also be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

Constructive sales. A Fund’s entry into a short sale transaction or an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.

Tax straddles. Each Fund’s investment in options, futures, forwards, or foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If a Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Enhanced convertible securities. The International Smaller Companies Fund is permitted to invest in enhanced convertible preferred securities (i.e., convertible securities restructured to offer enhanced convertibility and/or yield characteristics). Even though these securities are economically equivalent to traditional convertible securities, each security forming part of such an investment is analyzed separately, and the tax consequences of an investment in the component parts of an enhanced convertible security could differ from those of an investment in a traditional convertible security.

Structured investments. The Core and Core Plus Funds are also permitted to invest in entities organized to restructure the investment characteristics of particular groups of securities. For example, each Fund is permitted to invest in structured notes that are designed to give the holder a specific portion of the principal or interest payments that would otherwise be payable in the case of a traditional debt security. The Funds could also invest in a security that is backed by an interest in an underlying group of securities, or is accompanied by a put or other feature that adjusts the burdens and benefits of ownership of the security. By investing in these securities, a Fund could be subject to tax consequences that differ from those of investment in traditional equity securities.

Securities purchased at discount. Each Fund is permitted to invest in securities issued or purchased at a discount that could require it to accrue and distribute income not yet received. If a Fund invests in these securities, it could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Each of these investments by the Funds in complex securities is subject to special tax rules that could affect the amount, timing and/or tax character of income realized by the Funds and distributed to you.

Organization, Voting Rights and Principal Holders

Each Fund is a series of Franklin Global Trust, an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Delaware statutory trust (a form of entity then known as a business trust) on September 26, 2000, and is registered with the SEC.

Each Fund currently offers only one class of shares. Additional classes may, however, be offered in the future. The full title of each Fund is:

Fiduciary Core Fixed Income Fund

Fiduciary Core Plus Fixed Income Fund

Franklin International Smaller Companies Growth Fund

Certain Franklin Templeton funds offer multiple classes of shares. Please note that for selling or exchanging your shares, or for other purposes, the Funds’ shares are considered Advisor Class.

The Trust has noncumulative voting rights. For board member elections, this gives holders of more than 50% of the shares voting the ability to elect all of the members of the board. If this happens, holders of the remaining shares voting will not be able to elect anyone to the board.

The Trust does not intend to hold annual shareholder meetings. The Trust or a series of the Trust may hold special meetings, however, for matters requiring shareholder approval. A meeting may be called by the board to consider the removal of a board member if requested in writing by shareholders holding at least 10% of the outstanding shares. In certain circumstances, we are required to help you communicate with other shareholders about the removal of a board member. A special meeting also may be called by the board in its discretion.

From time to time, the number of Fund shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding.

As of September 23, 2003, the principal shareholders of the Funds, beneficial or of record, were:

Name and Address	Fund	Percentage (%)
Franklin Advisers, Inc. 1 Franklin Parkway San Mateo CA 94403-1906	Franklin International Smaller Companies Growth Fund	49.63
Ellard & Co. c/o Fiduciary Trust Co. International P.O. Box 3199 Church Street station New York , NY 10008-3199		50.37
Ellard & Co. c/o Fiduciary Trust Co. International P.O. Box 3199 Church Street station New York , NY 10008-3199	Fiduciary Core Fixed Income Fund	100
Wells Fargo Bank MN NA FBI BVU A/C 12767907 PO Box 1533 Minneapolis MN 55480-1533	Fiduciary Core Plus Fixed Income Fund	100

Note: Charles B. Johnson and Rupert H. Johnson, Jr., who are officers and/or trustees of the Trust, may be considered beneficial holders of the Fund shares held by Franklin Advisers, Inc., (Advisers), an affiliate of Franklin Resources, Inc. (Resources). As principal shareholders of Resources, they may be able to control the voting of Advisers’ shares of the Fund.

As of September 23, 2003, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of each Fund. The board members may own shares in other funds in Franklin Templeton Investments.

Buying and Selling Shares

The Funds continuously offer their shares through securities dealers who have an agreement with Distributors. A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Funds. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Funds may be required by state law to register as securities dealers.

For investors outside the U.S., the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of a Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

All checks, drafts, wires and other payment mediums used to buy or sell shares of a Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to a Fund we may impose a $10 charge against your account for each returned item.

If you buy shares through the reinvestment of dividends, the shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known as the “ex-dividend date”). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the shares acquired.

Group purchases As described in the prospectus, members of a qualified group may add the group’s investments together for minimum investment purposes.

A qualified group is one that:

•	Was formed at least six months ago,
•	Has a purpose other than buying Fund shares at a discount,
•	Has more than 10 members,
•	Can arrange for meetings between our representatives and group members,
•	Agrees to include Franklin Templeton fund sales and other materials in publications and mailings to its members at reduced or no cost to Distributors,
•	Agrees to arrange for payroll deduction or other bulk transmission of investments to the Fund, and
•	Meets other uniform criteria that allow Distributors to achieve cost savings in distributing shares.

Dealer compensation Franklin/Templeton Distributors, Inc. (Distributors) and/or its affiliates, including Distributors, may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer’s sales and marketing efforts in Franklin Templeton funds; a securities dealer’s support of, and participation in, Distributors’ marketing programs; a securities dealer’s compensation programs for its registered representatives; and the extent of a securities dealer’s marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors’ resources, from Distributors’ retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by Distributors.

Exchange privilege If you request the exchange of the total value of your account, declared but unpaid income dividends and capital gain distributions will be reinvested in the Fund and exchanged into the new fund at net asset value when paid. Backup withholding and information reporting may apply.

If a substantial number of shareholders should, within a short period, sell their Fund shares under the exchange privilege, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Funds’ general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with that Fund’s investment goal exist immediately. This money will then be withdrawn from the short-term, interest-bearing money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The sale of Fund shares to complete an exchange will be effected at net asset value at the close of business on the day the request for exchange is received in proper form.

Redemptions in kind In the case of redemption requests, the board reserves the right to make payments in whole or in part in securities or other assets of the Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to compute the Fund’s net assets and you may incur brokerage fees in converting the securities to cash. The Fund does not intend to redeem illiquid securities in kind. If this happens, however, you may not be able to recover your investment in a timely manner.

Share certificates We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the Fund if you want to sell or exchange those shares or if you would like to start a systematic withdrawal plan. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

General information If dividend checks are returned to a Fund marked “unable to forward” by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or redemption checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Funds nor their affiliates will be liable for any loss caused by your failure to cash such checks. The Funds are not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Sending redemption proceeds by wire or electronic funds transfer (ACH) is a special service that we make available whenever possible. By offering this service to you, the Fund is not bound to meet any redemption request in less than the seven-day period prescribed by law. Neither the Funds nor their agents shall be liable to you or any other person if, for any reason, a redemption request by wire or ACH is not processed as described in the prospectus.

There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with the Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to the Fund at a later date. These sub-accounts may be registered either by name or number. Each Fund’s investment minimums apply to each sub-account. The Fund will send confirmation and account statements for the sub-accounts to the institution.

If you buy or sell shares through your securities dealer, we use the net asset value next calculated after your securities dealer receives your request, which is promptly transmitted to a Fund. If you sell shares through your securities dealer, it is your dealer’s responsibility to transmit the order to the Fund in a timely fashion. Your redemption proceeds will not earn interest between the time we receive the order from your dealer and the time we receive any required documents. Any loss to you resulting from your dealer’s failure to transmit your redemption order to the Fund in a timely fashion must be settled between you and your securities dealer.

Certain shareholder servicing agents may be authorized to accept your transaction request.

For institutional accounts, there may be additional methods of buying or selling Fund shares than those described in this SAI or in the prospectus.

In the event of disputes involving multiple claims of ownership or authority to control your account, the Funds have the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by a Fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a notice of levy.

Pricing Shares

When you buy and sell shares, you pay and receive the net asset value (NAV) per share.

The value of a mutual fund is determined by deducting the fund’s liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

Each Fund calculates the NAV per share each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Funds do not calculate the NAV on days the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, each Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. Each Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Fund values them according to the broadest and most representative market as determined by the manager. Municipal securities generally trade in the over-the-counter market rather than on a securities exchange. In the absence of a sale or reported bid and ask prices, information with respect to bond and note transactions, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities are used to determine the value of municipal securities.

Each Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option a Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract’s market value.

Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business of the NYSE on each day that the NYSE is open. Trading in European or Far Eastern securities generally, or in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which a Fund’s NAV is not calculated. Thus, the calculation of a Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the values of these foreign securities occur, the securities will be valued at fair value as determined by management and approved in good faith by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, the Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

The Underwriter

Distributors acts as the principal underwriter in the continuous public offering of the Funds’ shares. Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. Each Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Distributors does not receive compensation from the Funds for acting as underwriter of the Funds’ shares.

Performance

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Funds be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions, average annual total return after taxes on distributions and sale of shares and current yield quotations used by the Funds are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Funds to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

Because the Funds are new, they have no performance history or a full calendar year of performance and thus no performance quotations have been provided, except for the cumulative total return for the International Smaller Companies Fund (below).

Average annual total return before taxes Average annual total return before taxes is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes income dividends and capital gain distributions are reinvested at net asset value. The quotation would assume the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees.

The following SEC formula will be used to calculate these figures:

P(1+T)n = ERV

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
n	=	number of years
ERV	=	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

Average annual total return after taxes on distributions Average annual total return after taxes on distributions is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes that income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, but assumes that the redemption itself had no tax consequences.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Funds’ sales literature and advertising would commonly refer to this calculation as the Funds’ after-tax average annual total return (pre-liquidation).

The following SEC formula will be used to calculate these figures:

P(1+T)n = ATVD

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions)
n	=	number of years
ATVD	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on redemption

Average annual total return after taxes on distributions and sale of fund shares Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes that income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any redemptions of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon redemption is calculated by subtracting the tax basis from the redemption proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the redemption, or adding the tax benefit from capital losses resulting from the redemption. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon redemption is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the redemption date and in accordance with federal law applicable on the redemption date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the redemption, so that the taxpayer may deduct the capital losses in full.

The Funds’ sales literature and advertising commonly refer to this calculation as the Funds’ after-tax average annual total return (post-liquidation).

The following SEC formula will be used to calculate these figures:

P(1+T)n = ATVDR

where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return (after taxes on distributions and redemptions)

n	=	number of years
ATVDR	=	ending value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period, after taxes on fund distributions and redemption

Cumulative total return Like average annual total return, cumulative total return assumes income dividends and capital gain distributions are reinvested at net asset value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return. The cumulative total turn for the International Smaller Companies Fund for the period from October 2, 2002 to July 31, 2003 was []%.

Current yield Current yield shows the income per share earned by a Fund. It is calculated by dividing the net investment income per share earned during a 30-day base period by the net asset value per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders of the class during the base period.

The following SEC formula will be used to calculate these figures:

Yield	=	2 [(a-b + 1)[6] - 1]
cd

where:

a	=	interest earned during the period
b	=	expenses accrued for the period (net of reimbursements)
c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends
d	=	the net asset value per share on the last day of the period

Current distribution rate Current yield, which is calculated according to a formula prescribed by the SEC, is not indicative of the amounts that were or will be paid to shareholders. Amounts paid to shareholders are reflected in the quoted current distribution rate. The current distribution rate is usually computed by annualizing the dividends paid per share by a class during a certain period and dividing that amount by the current net asset value. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than interest, such as premium income from option writing and short-term capital gains, and is calculated over a different period of time.

Volatility Occasionally statistics may be used to show a Fund’s volatility or risk. Measures of volatility or risk are generally used to compare a Fund’s net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

Other performance quotations Sales literature referring to the use of the Funds as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

Each Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

Comparisons To help you better evaluate how an investment in a Fund may satisfy your investment goal, advertisements and other materials about a Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

Core Fund and Core Plus Fund

•	Salomon Smith Barney Broad Bond Index or its component indices—measures yield, price and total return for Treasury, agency, corporate and mortgage bonds.

•	Lehman Brothers Aggregate Bond Index or its component indices—measures yield, price and total return for Treasury, agency, corporate, mortgage and Yankee bonds.

•	Lehman Brothers Municipal Bond Index or its component indices—measures yield, price and total return for the municipal bond market.

•	Lehman Brothers U.S. Universal Index is a composite index consisting of the Lehman U.S. Aggregate Index, the 144A Index, Non-ERISA CMBS Index, High Yield CMBS Index, U.S. High Yield Corporate Index and the dollar-denominated Emerging Markets Index.

•	Bond Buyer 20 Index—an index of municipal bond yields based upon yields of 20 general obligation bonds maturing in 20 years.

Bond Buyer 40 Index—an index composed of the yield to maturity of 40 bonds. The index attempts to track the new-issue market as closely as possible, so it changes bonds twice a month, adding all new bonds that meet certain requirements and deleting an equivalent number according to their secondary market trading activity. As a result, the average par call date, average maturity date, and average coupon rate can and have changed over time. The average maturity generally has been about 29-30 years.

•	Salomon Smith Barney Composite High Yield Index or its component indices—measures yield, price and total return for the Long-Term High-Yield Index, Intermediate-Term High-Yield Index and Long-Term Utility High-Yield Index.

•	Historical data supplied by the research departments of CS First Boston Corporation, J.P. Morgan Chase & Co., Salomon Smith Barney Inc., Merrill Lynch, and Lehman Brothers®.

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Fixed Income Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

International Smaller Companies Fund

•	Dow Jones® Composite Average and its component averages—a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

•	Standard & Poor’s® 500 Stock Index or its component indices—a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

•	The New York Stock Exchange composite or component indices—an unmanaged capitalization-weighted index of all industrial, utilities, transportation, and finance stocks listed on the NYSE.

•	Wilshire 5000 Total Market Index—measures the performance of all U.S.-headquartered equity securities with readily available price data. Over 6,500 capitalization weighted security returns are used to adjust the index.

•	Lipper, Inc.—Mutual Fund Performance Analysis and Lipper—Equity Fund Performance Analysis—measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

•	Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics—a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

•	Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates—historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

•	Savings and Loan Historical Interest Rates—as published by the Federal Reserve H15 Report.

•	Historical data supplied by the research departments of CS First Boston Corporation, JPMorgan Chase Bank, Citigroup Global Markets, Merrill Lynch, and Lehman Brothers®.

All Funds

•	Financial publications: The Wall Street Journal, and Business Week, Financial World, Forbes, Fortune, and Money magazines—provide performance statistics over specified time periods.

•	Morningstar®—information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar’s assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

From time to time, advertisements or information for each Fund may include a discussion of certain attributes or benefits to be derived from an investment in a Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare each Fund’s performance to the return on certificates of deposit (CDs) or other investments. You should be aware, however, that an investment in a Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in a Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to a Fund’s portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by a Fund to calculate its figures. In addition, there can be no assurance that a Fund will continue its performance as compared to these other averages.

Miscellaneous Information

The Funds may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child’s college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in a Fund cannot guarantee that these goals will be met.

The Funds are members of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin is one of the oldest mutual fund organizations and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $297 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts, as of August 30, 2003. Franklin Templeton Investments offers 101 U.S. based open-end investment companies to the public. The Fund may identify itself by its Nasdaq symbol or CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. Shares of the Funds are generally sold through securities dealers, whose investment representatives are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the risks associated with such investments.

Description of Ratings

Preferred Stocks Ratings

Standard and Poor’s Ratings Group (S&P®)

AAA: This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA: A preferred stock issue rated AA also qualifies as a high quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

BB, B and CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominately speculative with respect to the issuer’s capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While these issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC: The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C: A preferred stock rated C is a non-paying issue.

D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or Minus (-): To provide more detailed indications of preferred stock quality, the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Corporate Bond Ratings

Moody’s Investors Service (Moody’s)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P®

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Municipal Bond Ratings

Moody’s

INVESTMENT GRADE

Aaa: Municipal bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt-edged.” Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Municipal bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Municipal bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Municipal bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Municipal bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments may be very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Municipal bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Municipal bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Municipal bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Municipal bonds rated C are the lowest-rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con. (-): Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon the completion of construction or the elimination of the basis of the condition.

Note: Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its municipal bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P®

INVESTMENT GRADE

AAA: Municipal bonds rated AAA are the highest-grade obligations. They possess the ultimate degree of protection as to principal and interest. In the market, they move with interest rates and, hence, provide the maximum safety on all counts.

AA: Municipal bonds rated AA also qualify as high-grade obligations, and in the majority of instances differ from AAA issues only in a small degree. Here, too, prices move with the long-term money market.

A: Municipal bonds rated A are regarded as upper medium-grade. They have considerable investment strength but are not entirely free from adverse effects of changes in economic and trade conditions. Interest and principal are regarded as safe. They predominantly reflect money rates in their market behavior but also, to some extent, economic conditions.

BBB: Municipal bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Municipal bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: This rating is reserved for income bonds on which no interest is being paid.

D: Debt rated “D” is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Fitch Investors Service, Inc. (Fitch)

INVESTMENT GRADE

AAA: Municipal bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal that is unlikely to be affected by reasonably foreseeable events.

AA: Municipal bonds rated AA are considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong although not quite as strong as bonds rated AAA and not significantly vulnerable to foreseeable future developments.

A: Municipal bonds rated A are considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB: Municipal bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

BELOW INVESTMENT GRADE

BB: Municipal bonds rated BB are considered speculative. The obligor’s ability to pay interest and repay principal may be affected over time by adverse economic changes. Business and financial alternatives can be identified, however, that could assist the obligor in satisfying its debt service requirements.

B: Municipal bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor’s limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC: Municipal bonds rated CCC have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC: Municipal bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

C: Municipal bonds rated C are in imminent default in the payment of interest or principal.

DDD, DD and D: Municipal bonds rated DDD, DD and D are in default on interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery while D represents the lowest potential for recovery.

Plus (+) or minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus or minus signs are not used with the AAA, DDD, DD or D categories.

Municipal Note Ratings

Moody’s

Moody’s ratings for state, municipal and other short-term obligations will be designated Moody’s Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing; factors of the first importance in long-term borrowing risk are of lesser importance in the short run. Symbols used will be as follows:

MIG 1: Notes are of the best quality enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

MIG 2: Notes are of high quality, with margins of protection ample, although not so large as in the preceding group.

MIG 3: Notes are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

MIG 4: Notes are of adequate quality, carrying specific risk but having protection and not distinctly or predominantly speculative.

S&P

Until June 29, 1984, S&P used the same rating symbols for notes and bonds. After June 29, 1984, for new municipal note issues due in three years or less, the ratings below will usually be assigned. Notes maturing beyond three years will most likely receive a bond rating of the type recited above.

SP-1: Issues carrying this designation have a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics will be given a “plus” (+) designation.

SP-2: Issues carrying this designation have a satisfactory capacity to pay principal and interest.

Short-Term Debt & Commercial Paper Ratings

Moody’s

Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody’s commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody’s employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P’s ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from “A” for the highest quality obligations to “D” for the lowest. Issues within the “A” category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A “plus” (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

FRANKLIN GLOBAL TRUST

FILE NOS. 333-46996

811-10157

FORM N-1A

PART C

OTHER INFORMATION

Item 23. Exhibits.

(a)	Agreement and Declaration of Trust

(i)	Agreement and Declaration of Trust dated September 26, 2000

Filing: Registration Statement on Form N-1A

File No. 333-46996

Filing Date:     September 29, 2000

(ii)	Certificate of Trust dated September 26, 2000

Filing:    Registration Statement on Form N-1A

File No. 33-46996

Filing Date:    September 29, 2000

(iii)	Certificate of Amendment of the Agreement and Declaration of Trust dated as of the 19th of July, 2001

Filing:    Registration Statement on Form N-1A

File No. 33-46996

Filing Date: July 30, 2003

(iv)	Certificate of Amendment of the Agreement and Declaration of Trust dated as of the 8th of May, 2003

Filing:    Registration Statement on Form N-1A

File No. 33-46996

Filing Date: July 30, 2003

(b)	By-Laws

(i)	By-Laws

Filing:    Registration Statement on Form N-1A

File No. 333-46996

Filing Date:    September 29, 2000

(ii)	Amendment dated October 10, 2002 to the Bylaws of Franklin Global Trust

Filing: Registration Statement on Form N-1A

File No. 33-46996

Filing Date: July 30, 2003

(c)	Instruments Defining Rights of Security Holders

Not Applicable

(d)	Investment Advisory Contracts

(i)	Investment Advisory Agreement dated December 29, 2000 between the Registrant and Franklin Advisers, Inc.

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(ii)	Investment Advisory Agreement dated October 15, 2002, between the Registrant (on behalf of Franklin International Smaller Companies Growth Fund) and Franklin Advisers, Inc.

Filing:    Post-Effective Amendment No. 3 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 26, 2002

(iii)	Subadvisory Agreement dated April 10, 2001 between Franklin Advisers, Inc. and Fiduciary International, Inc.

Filing: Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date: November 29, 2001

(iv)	Subadvisory Agreement dated October 15, 2002, between Franklin Advisers, Inc. and Fiduciary International, Inc.

Filing:    Post-Effective Amendment No. 3 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 26, 2002

(v)	Investment Advisory Agreement between the

Registrant, on behalf of Fiduciary Small Capitalization Equity Fund, Fiduciary Large Capitalization Growth Fund and Fiduciary European Smaller Companies Fund, and Fiduciary International, Inc., dated as of June 19, 2003

(vi)	Investment Advisory Agreement between the Registrant, on behalf of Fiduciary High Income Fund, Fiduciary Core Fixed Income Fund and Fiduciary Core Plus Fixed Income, and Fiduciary International, Inc., dated as of August 1, 2003

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(vii)	Subadvisory Agreement, dated as of August 1, 2003, for the Fiduciary High Income Fund, between Fiduciary International, Inc. and Franklin Advisers, Inc.

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(e)	Underwriting Contracts
(i)	Distribution Agreement dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.

Filing:    Post-Effective Amendment No. 1 to

Registration Statement on Form N-1A

File No. 333-46996

Filing Date: November 29, 2001

(ii)	Distribution Agreement, dated June 19, 2003 between the Registrant and Templeton/Franklin Investment Services, Inc.

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(iii)	Forms of Dealer Agreements between Franklin/Templeton Distributors, Inc. and Securities Dealers dated March 1, 1998

Filing:    Registration Statement on Form N-1A

File No.    333-46996

Filing Date: September 29, 2000

(f)	Bonus or Profit Sharing Contracts

Not Applicable

(g)	Custodian Agreements

(i)	Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(iv)	Amendment dated May 7, 1997 to Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(v)	Amendment dated February 27, 1998, to the Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(vi)	Amendment dated August 1, 2003, to Exhibit A of the Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(h) Other Material Contracts

(i)	Fund Administration Agreement dated January 1, 2001 between the Registrant and Franklin Templeton Services, LLC

Filing:    Post-Effective Amendment No. 1 to

Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(ii)	Amendment of Schedule A and Schedule B dated October 15, 2002 of Fund Administration Agreement between the Registrant and Franklin Templeton Services, LLC

Filing:    Post-Effective Amendment No. 3 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 26, 2002

(iii)	Fund Administration Agreement dated June 19, 2003 between the Registrant and Franklin Templeton Services, LLC

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(iv)	Fund Administration Agreement dated as of August 1, 2003 between the Registrant and Franklin Templeton Services, LLC

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(i)	Legal Opinion

(i)	Opinion and Consent of Counsel dated December 14, 2000

Filing:    Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    December 15, 2000

(j)	Other Opinions

Not applicable

(k)	Omitted Financial Statements

Not Applicable

(l)	Initial Capital Agreements

(i)	Letter of Understanding for Franklin Global Growth Fund dated December 13, 2000

Filing:    Registration Statement on Form N-1A

File No.    333-46996

Filing Date: December 15, 2000

(ii)	Letter of Understanding for Franklin Global Aggressive Growth Fund dated December 13, 2000

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(iii)	Letter of Understanding for Franklin International Smaller Companies Growth Fund dated October 15, 2002

Filing:    Post-Effective Amendment No. 3 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 26, 2002

(iv)	Letter of Understanding dated June 19, 2003 for Fiduciary Small Capitalization Equity Fund, Fiduciary European Smaller Companies Fund and Fiduciary Large Capitalization Growth and Income Fund

(v)	Letter of Understanding dated August 1, 2003 for Fiduciary High Income Fund, Fiduciary Core Fixed Income Fund and Fiduciary Core Plus Fixed Income Fund

(m)	Rule 12b-1 Plan

(i)	Class A Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(ii)	Class B Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(iii)	Class C Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(iv)	Distribution Plan dated as of June 19, 2003, between Registrant on behalf of Fiduciary Small Capitalization Equity Fund, Fiduciary European Smaller Companies Fund and Fiduciary Large Capitalization Growth and Income Fund, and Templeton/Franklin Investment Services, Inc.

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(v)	Distribution Plan dated as of August 1, 2003 between Registrant, on behalf of Fiduciary High Income Fund, and Templeton/Franklin Investment Services, Inc.

Filing:    Registration Statement on Form N-1A

File No.    33-46996

Filing Date:    July 30, 2003

(n)	Rule 18f-3 Plan

(i)	Multiple Class Plan dated December 12, 2000 on behalf of Franklin Global Aggressive Growth Fund and Franklin Global Growth Fund

Filing:    Post-Effective Amendment No. 1 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    November 29, 2001

(p)	Code of Ethics

(i)	Code of Ethics – Franklin Templeton Investments dated December 2002

Filing:    Post-Effective Amendment No. 4 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    April 2, 2003

(q)	Power of Attorney

(i)	Power of Attorney dated December 12, 2002

Filing: Post-Effective Amendment No. 4 to Registration Statement on Form N-1A

File No.    333-46996

Filing Date:    April 2, 2003

Item 24. Persons Controlled by or Under Common Control with the Fund

None

Item 25. Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Please see the Declaration of Trust, By-Laws, Investment Advisory Agreements, Sub-Advisory Agreements and Distribution Agreements previously or currently filed as exhibits and incorporated herein by reference.

Item 26. Business and Other Connections of the Investment Adviser

a)	Franklin Advisers, Inc.

Franklin Advisers, Inc. (Advisers) serves as investment manager of some of the Registrant’s series and as sub-advisor of one of Registrant’s series. The officers and directors of Advisers also serve as officers and/or directors/trustees for (1) Advisers’ corporate parent, Franklin Resources, Inc. (Resources), and/or (2) other investment companies in Franklin Templeton Investments. For additional information please see Part B and Schedules A and D of Form ADV of Advisers (SEC File 801-26292), incorporated herein by reference, which sets forth the officers and directors of Advisers and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years.

b)	Fiduciary International, Inc.

Fiduciary International, Inc., (Fiduciary), serves as the investment manager of some of Registrant’s series and the sub-advisor of some other of Registrant’s series. Fiduciary is an indirect wholly-owned subsidiary of Resources. For additional information please see Part B and Schedules A and D of Form ADV of Fiduciary (SEC File 801-18352), incorporated herein by reference, which sets forth the officers and directors of Fiduciary and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years.

Item 27. Principal Underwriters

a) Franklin/Templeton Distributors, Inc., (Distributors) also acts as principal underwriter of shares of:

Franklin California Tax-Free Income Fund, Inc.

Franklin California Tax-Free Trust

Franklin Capital Growth Fund

Franklin Custodian Funds, Inc.

Franklin Federal Money Fund

Franklin Federal Tax-Free Income Fund

Franklin Floating Rate Trust

Franklin Gold and Precious Metals Fund

Franklin High Income Trust

Franklin Investors Securities Trust

Franklin Managed Trust

Franklin Money Fund

Franklin Municipal Securities Trust

Franklin Mutual Series Fund Inc.

Franklin Mutual Recovery Fund

Franklin New York Tax-Free Income Fund

Franklin New York Tax-Free Trust

Franklin Real Estate Securities Trust

Franklin Strategic Mortgage Portfolio

Franklin Strategic Series

Franklin Tax-Exempt Money Fund

Franklin Tax-Free Trust

Franklin Templeton Fund Allocator Series

Franklin Templeton Global Trust

Franklin Templeton International Trust

Franklin Templeton Money Fund Trust

Franklin Templeton Variable Insurance Products Trust

Franklin Value Investors Trust

Institutional Fiduciary Trust

Templeton Capital Accumulator Fund

Templeton China World Fund

Templeton Developing Markets Trust

Templeton Funds, Inc.

Templeton Global Investment Trust

Templeton Global Opportunities Trust

Templeton Global Smaller Companies Fund, Inc.

Templeton Growth Fund, Inc.

Templeton Income Trust

Templeton Institutional Funds, Inc.

Templeton/Franklin Investment Services, Inc., is the principal underwriter of shares of some of Registrant’s series.

(b) The information required by this Item 27 with respect to each director and officer of Distributors and TFIS is incorporated by reference to Part B of this N-1A and Schedule A of Form BD filed by Distributors and TFIS with the Securities and Exchange Commission pursuant to the Securities Act of 1934 (SEC File Nos. 8-5889 and 8-043206).

(c) Not Applicable. Registrant’s principal underwriter is an affiliated person of an affiliated person of the Registrant.

Item 28 Location of Accounts and Records

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are kept by the Fund or its shareholder services agent, Franklin Templeton Investor Services, LLC, both of whose address is One Franklin Parkway, San Mateo, CA 94403-1906.

Item 29 Management Services

There are no management-related service contracts not discussed in Part A or Part B.

Item 30 Undertakings

Not Applicable

SIGNATURES

Pursuant to the requirements of the 1933 Act, as amended (1933 Act), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo and the State of California, on the 1st day of October, 2003.

Franklin Global Trust (Registrant)

By:	/s/ David P Goss
David P. Goss
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Rupert H. Johnson, Jr.* Rupert H. Johnson, Jr.	Trustee, President and Chief Executive Officer-Investment Management Dated: October 1, 2003

Jimmy D. Gambill* Jimmy D. Gambill	Senior Vice President and Chief Executive Officer-Finance and Administration Dated: October 1, 2003

Kimberley H. Monasterio* Kimberley H. Monasterio	Chief Financial Officer Dated: October 1, 2003

Frank H. Abbott, III* Frank H. Abbott, III	Trustee Dated: October 1, 2003

Harris J. Ashton* Harris J. Ashton	Trustee Dated: October 1, 2003

Harmon E. Burns* Harmon E. Burns	Trustee Dated: October 1, 2003

Robert F. Carlson* Robert F. Carlson	Trustee Dated: October 1, 2003

S. Joseph Fortunato*	Trustee

S. Joseph Fortunato	Dated: October 1, 2003

Edith E. Holiday* Edith E. Holiday	Trustee Dated: October 1, 2003

Charles B. Johnson* Charles B. Johnson	Trustee Dated: October 1, 2003

Frank W.T. LaHaye* Frank W.T. LaHaye	Trustee Dated: October 1, 2003

Gordon S. Macklin* Gordon S. Macklin	Trustee Dated: October 1, 2003

*By:	/s/ David P. Goss
David P. Goss Attorney-in-Fact (Pursuant to Power of Attorney previously filed)

FRANKLIN GLOBAL TRUST

REGISTRATION STATEMENT

EXHIBITS INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION

EX-99.(a)(i)	Agreement and Declaration of Trust dated September 26, 2000	*

EX-99.(a)(ii)	Certificate of Trust dated September 26, 2000	*

EX-99.(a)(iii)	Certificate of Amendment of the Agreement and Declaration of Trust dated as of the 19th of July, 2001	*

EX-99.(a)(iv)	Certificate of Amendment of the Agreement and Declaration of Trust dated as of the 8th of May, 2003	*

EX-99.(b)(i)	By-Laws	*

EX-99.(b)(ii)	Amendment dated October 10, 2002 to the Bylaws of Franklin Global Trust	*

EX-99.(d)(i)	Investment Advisory Agreement dated December 29, 2000 between Registrant and Franklin Advisers, Inc.	*

EX-99.(d)(ii)	Investment Advisory Agreement dated October 15, 2002 between the Registrant (on behalf of Franklin International Smaller Companies Growth Fund) and Franklin Advisers, Inc.	*

EX-99.(d)(iii)	Subadvisory Agreement dated April 10, 2001 between Franklin Advisers, Inc. and Fiduciary International, Inc.	*

EX-99.(d)(iv)	Subadvisory Agreement dated October 15, 2002 between Franklin Advisers, Inc. and Fiduciary International, Inc.	*

EX-99.(d)(v)	Investment Advisory Agreement between the Registrant, on behalf of Fiduciary Small Capitalization Equity Fund, Fiduciary Large Capitalization Growth Fund and Fiduciary European Smaller Companies Fund, and Fiduciary International, Inc., dated as of June 19, 2003	*

EX-99.(d)(vi)	Investment Advisory Agreement between the Registrant, on behalf of Fiduciary High Income Fund, Fiduciary Core Fixed Income Fund and Fiduciary Core Plus Fixed Income, and Fiduciary International, Inc., dated as of August 1, 2003	*

EX-99.(d)(vii)	Subadvisory Agreement, dated as of August 1, 2003 for the Fiduciary High Income Fund, between Fiduciary International, Inc. and Franklin Advisers, Inc.	*

EX-99.(e)(i)	Distribution Agreement dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.	*

EX-99.(e)(ii)	Distribution Agreement, dated June 19, 2003 between the Registrant and Templeton/Franklin Investment Services, Inc.	*

EX-99.(e)(iii)	Forms of Dealer Agreements between Franklin/Templeton Distributors, Inc., and Securities Dealers dated March 1, 1998	*

EX-99.(g)(i)	Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996	*

EX-99.(g)(ii)	Amendment dated May 7, 1997 to Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996	*

EX-99.	(g)(iii)	Amendment dated February 27, 1998, to the Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996	*

EX-99.	(g)(iv)	Amendment dated August 1, 2003, to Exhibit A of the Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996	*

EX-99.	(h)(i)	Fund Administration Agreement dated January 1, 2001 between the Registrant and Franklin Templeton Services, LLC.	*

EX-99.	(h)(ii)	Amendment of Schedule A and Schedule B dated October 15, 2002 of Fund Administration Agreement between the Registrant and Franklin Templeton Services, LLC	*

EX-99.	(h)(iii)	Fund Administration Agreement dated June 19, 2003 between the Registrant and Franklin Templeton Services, LLC	*

EX-99.	(h)(iv)	Fund Administration Agreement dated as of August 1, 2003 between the Registrant and Franklin Templeton Services, LLC	*

EX-99.	(i)(i)	Opinion and Consent of Counsel dated December 14, 2000	*

EX-99.	(l)(i)	Letter of Understanding for Franklin Global Growth Fund dated December 13, 2000	*

EX-99.	(l)(ii)	Letter of Understanding for Franklin Global Aggressive Growth Fund dated December 13, 2000	*

EX-99.	(l)(iii)	Letter of Understanding dated October 15, 2002 for Franklin International Smaller Companies Growth Fund	*

EX-99.	(l)(iv)	Letter of Understanding dated	Attached

June 19, 2003 for Fiduciary Small Capitalization Equity Fund, Fiduciary European Smaller Companies Fund and Fiduciary Large Capitalization Growth and Income Fund

EX-99.	(l)(iv)	Letter of Understanding dated August 1, 2003 for Fiduciary High Income Fund, Fiduciary Core Fixed Income Fund and Fiduciary Core Plus Fixed Income Fund	Attached

EX-99.	(m)(i)	Class A Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.	*

EX-99.	(m)(ii)	Class B Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.	*

EX-99.	(m)(iii)	Class C Distribution Plan dated December 29, 2000 between the Registrant and Franklin/Templeton Distributors, Inc.	*

EX-99.	(m)(iv)	Distribution Plan dated as of June 19, 2003, between Registrant on behalf of Fiduciary Small Capitalization Equity Fund, Fiduciary European Smaller Companies Fund and Fiduciary Large Capitalization Growth and Income Fund, and Templeton/Franklin Investment Services, Inc.	*

EX-99.	(m)(v)	Distribution Plan dated as of August 1, 2003 between Registrant, on behalf of Fiduciary High Income Fund, and Templeton/Franklin Investment Services, Inc.	*

EX-99.	(n)(i)	Multiple Class Plan dated December 12, 2000 on behalf of Franklin Global Aggressive Growth Fund and Franklin Global Growth	*

Fund

EX-99.	(p)(i)	Code of Ethics—Franklin Templeton Investments dated December 12, 2002	*

EX-99.	(q)(i)	Power of Attorney dated December 12, 2002	*

*	Incorporated by Reference

Exhibit 99. (l), (iv)

June 19, 2003

FRANKLIN GLOBAL TRUST

One Franklin Parkway

San Mateo, CA 94403-1906

Gentlemen:

We propose to acquire the initial share of beneficial interest (each, the “Share”) of Fiduciary Small Capitalization Equity Fund, Fiduciary European Smaller Companies Fund and Fiduciary Large Capitalization Growth and Income Fund (the “Funds”), series of Franklin Global Trust (the “Trust”), at a purchase price of $10.00 per share

We will purchase each Share in a private offering prior to the effectiveness of the Form N-1A registration statement filed by the Trust on behalf of the Funds under the Securities Act of 1933. Each Share is being purchased as the initial advance in connection with the operations of the Funds.

We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.

Sincerely,

FRANKLIN RESOURCES, INC.

By:	/s/ Murray L. Simpson
Murray L. Simpson
Executive Vice President

Exhibit 99. (l), (v)

August 1, 2003

FRANKLIN GLOBAL TRUST

One Franklin Parkway

San Mateo, CA 94403-1906

Gentlemen:

We propose to acquire the initial share of beneficial interest (each, the “Share”) of Fiduciary Core Fixed Income Fund, Fiduciary Core Plus Fixed Income Fund and Fiduciary High Income Fund (the “Funds”), series of Franklin Global Trust (the “Trust”), at a purchase price of $10.00 per share.

We will purchase each Share in a private offering prior to the effectiveness of the Form N-1A registration statement filed by the Trust on behalf of the Funds under the Securities Act of 1933. Each Share is being purchased as the initial seed capital in connection with the operations of the Funds.

We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.

Sincerely,

FRANKLIN RESOURCES, INC.

By:	/s/ Murray L. Simpson
Murray L. Simpson
Executive Vice President

FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

SAN MATEO, CA 94403-1906

October 1, 2003

(CIK # 0001124459)

Filing Desk

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:        Franklin Global Trust (Trust)

              File Nos. 333-46996 and 811-10157

Ladies and Gentlemen:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find Post Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A (the Amendment) which is being filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

This filing is being made under rule 485(a) (1) in order to harmonize the disclosure with that of other Franklin Templeton funds and to combine the Prospectus and Statement of Additional Information of Fiduciary Core Fixed Income Fund and Fiduciary Core Plus Fixed Income Fund with that of Franklin International Smaller Companies Growth Fund.

The Trust’s financial statements and other expense-related information required by federal securities law will be filed by amendment on or before December 1, 2003.

Please direct any inquiries regarding this filing to Kerri Stenson at (650) 525-8005 or the address shown above.

Sincerely,

/s/ Karen L. Skidmore
Karen L. Skidmore Associate General Counsel Franklin Resources, Inc.

KLS/rt

October 1, 2003

Filling Desk

Securities and Exchange Commission

cc:     Bruce Leto, Esq., Stradley, Ronon, Stevens & Young

Sharon Uriarte

Frank H. Abbott, III

Harris J. Ashton

Robert F. Carlson

S. Joseph Fortunato

Edith E. Holiday

Frank W.T. LaHaye

Gordon S. Macklin

Charles B. Johnson

Charles E. Johnson

Rupert H. Johnson, Jr.

Frank W.T. LaHaye

Gordon S. Macklin

Michael O. Magdol

Kimberly H. Monasterio